Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

May 6, 2024

VIA EDGAR

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	Principal Life Insurance Co.

Registration Statement on Form S-1

File No. 333-275614

Principal Life Insurance Company Separate Account B

Registration Statement on Form N-4

File Nos. 333-275615; 811-02091

Dear Mr. Oh:

Principal Life Insurance Co. (the “Company”), on behalf of itself and Principal Life Insurance Company Separate Account B (the “Variable Account”), is providing responses to comments received from the staff of the Securities and Exchange Commission (the “Commission” or “SEC”) on May 1, 2024, regarding the above-referenced registration statements (“Registration Statements”) for certain single premium deferred index-linked and variable annuity contracts titled Principal Strategic Income (the “Contract” or “PSI”). The Company previously filed on February 21, 2024, a correspondence responding to staff comments on the Registration Statements. As part of this letter, the Company has also included a marked draft of the prospectus reflecting changes made in response to the staff’s May 1, 2024 comments, as well as other changes made by the Company.

In addition, transmitted with this letter for filing with the Commission are pre-effective amendments no. 1 to the Registration Statements. The Company intends to file pre-effective amendments no. 2 on or about May 10, 2024, and request acceleration of the Registration Statements, as to be amended, pursuant to Rule 461 under the Securities Act of 1933 for no later than May 13, 2024. The Company represents that all omitted information (e.g., financial statements and certain exhibits) will be included in pre-effective amendments no. 2.

Each of the staff’s comments is set forth below in bold, and the Company’s response thereto immediately follows. Page references are to the marked copy of the prospectus that was provided to the staff on February 21, 2024 to facilitate the staff’s review.

General

1.	Please confirm that revisions made in response to staff comments on the currently-effective Principal Strategic Outcomes (“PSO”) registration statement (File No. 333-276971) have been applied, as applicable, to the PSI prospectus (e.g., comments regarding Segment Lock-In).

Response: Confirmed.

2.	Throughout the prospectus, when referencing reductions to the Crediting Base, please specifically reference that the reductions are proportionate in nature, where applicable, and indicate that proportionate reductions could be greater than the amount surrendered or deducted.

Response: The prospectus has been revised accordingly.

Front Cover Page

3.	Referring to Comment 1 in the correspondence filing dated April 16, 2024 relating to PSO, please add the requested disclosure regarding regular withdrawals, tailored as necessary in contemplation of the standard GLWB for PSI.

Response: The prospectus has been revised accordingly.

4.	In the last sentence of the third paragraph, rather than referring the reader to the entire prospectus and telling the reader to talk with their financial professional, please replace with a cross reference to the state variations appendix.

Response: The prospectus has been revised accordingly.

5.	In the third paragraph following the two bullet points on p. 9, regarding maximum loss, please add disclosure indicating that the limits on Index loss currently provided under the Contract could change, but as noted below, the Company will always offer at least one Segment Option with a 10% Buffer Rate. Please also make corresponding changes throughout the prospectus, where applicable.

Response: The prospectus has been revised accordingly.

6.	In the second line of the same paragraph on p. 9, please change “guaranteed limits” to “minimum limits.” Using the term “guaranteed limits” may suggest to the investor that these limits are guaranteed for the life of the Contract. Please also make corresponding changes throughout the prospectus, where applicable.

Response: The prospectus has been revised accordingly.

7.	In the fifth paragraph on p. 9, which begins with “When accessing your money under the Contract…,” please delete this introductory paragraph and move the two bullet points that immediately follow this paragraph into the longer bullet point list on p. 10.

Response: The prospectus has been revised accordingly.

8.	In the second-to-last bullet point on p. 9, please remove the parenthetical “(if based on Accumulated Value).” Because the death benefit amount is determined based on the greater of the Accumulated Value and the Premium Payment, the death benefit may still be indirectly impacted by the Equity Adjustment. Please also make corresponding changes throughout the prospectus, where applicable.

Response: The prospectus has been revised accordingly. Based on the staff’s comment, the Company has likewise removed similar references in relation to the Bond Adjustment.

9.	In the first line of the last bullet point on p. 9, please use the defined term “Surrender.” Reference is made to Comment No. 4 in the correspondence filing dated April 16, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

10.	Please add prominent disclosure regarding the Fixed Segment Option that is similar in nature to the disclosure regarding the Index-Linked Segment Options. Reference is made to Comment No. 3 in the correspondence filing dated April 25, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

11.	In the introductory paragraph at the top of p. 10 that begins with “[t]he Contract is not a short-term investment…” please also include payment of the death benefit, Annuitization, deduction of the GLWB Fee, and Segment Lock-In, as they are also transactions that may be subject to Equity Adjustments and/or Bond Adjustments.

Response: The prospectus has been revised consistently with this comment. The Company did not revise to specify those transactions in the introductory paragraph, but did revise the introductory paragraph to generally reference them, as the addition of the two bullet points from p. 9 (see Comment No. 7) would otherwise result in redundancy in close proximity.

12.	In the third bullet point on p. 10, please clarify that, as a result of the Equity Adjustment, a reduction to the Crediting Base may be greater than the amount surrendered or deducted.

Response: The prospectus has been revised accordingly.

13.	In the second-to-last paragraph on p. 10, which begins with “[w]e reserve the right to add or remove Segment Options…,” please clarify that the Company may not always offer a Segment Option with a Floor, and does not guarantee a minimum Floor Rate. Reference is made to Comment No. 8 in the correspondence filing dated April 16, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

Glossary

14.	In the definition of “Bond Adjustment,” on p. 14, please reduce redundancy between the first four newly-added bullet points, and the second set of bullet points continuing onto p. 15.

Response: The prospectus has been revised to reduce redundancy as requested.

15.	In the definition of “Equity Adjustment,” please add GLWB Fees to the list of transactions that trigger Equity Adjustments.

Response: The prospectus has been revised accordingly.

16.	In the definition of “Peak Buffer Segment Option,” please add a bullet point indicating that if the negative Index Change exceeds the Buffer Rate, a loss will be applied equal to the negative Index Change in excess of the Buffer Rate.

Response: The prospectus has been revised accordingly.

17.	In the definition of “Surrender,” please clarify the second sentence, perhaps by indicating that Contract fees and charges are not subject to Bond Adjustments or Surrender Charges, but may be subject to an Equity Adjustment.

Response: The prospectus has been revised accordingly. The Company has further clarified the definition by more clearly specifying that only withdrawals, Annuitization, and death benefits are “Surrenders” as defined under the Contract.

Key Information Table

18.	Under “Risks,” in the “Risk of Loss” row, in the second bullet, please change “guaranteed limits” to “minimum limits.”

Response: The prospectus has been revised accordingly.

19.	Under “Restrictions,” in the “Investments” row, please add the disclosure indicating that the Company may not always offer a Segment Option with a Floor, and does not guarantee a minimum Floor Rate.

Response: The prospectus has been revised accordingly.

Overview of the Contract

20.	On p. 38, in the two bullet points under “Index-Linked Segment Options”:

a.	Please be more precise about the Segment Credit, and conform both bullets to the corresponding disclosure in the PSO prospectus. Reference is made to Comment Nos. 19 and 20 in the correspondence filing dated April 16, 2024 relating to PSO.

b.	In the second bullet point, at the end of first line, please change “Segment Credit” to “Segment Value.”

Response: The prospectus has been revised accordingly.

21.	In the fourth paragraph on p. 38, please revise such that the description of the Segment Credit calculation generally aligns with the definition of “Segment Credit.”

Response: The prospectus has been revised accordingly.

22.	In the first sentence of the last paragraph on p. 38, please consider revising the first sentence regarding the Peak Buffer Segment Option for clarity. Reference is made to Comment No. 21 in the correspondence filing dated April 16, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

23.	On p. 40, in the second paragraph after the bullet point at the top of the page, please change “guaranteed limits” to “minimum limits.”

Response: The prospectus has been revised accordingly.

24.	With respect to footnote 1 to the table on p. 44, regarding the availability of investment options potentially varying by selling firm, please acknowledge that the staff is further considering the issue, and that the staff may have further comments or provide industry guidance in the future

Response: Acknowledged.

25.	In the paragraph immediately following that table, please add the disclosure indicating that the Company may not always offer a Segment Option with a Floor, and does not guarantee a minimum Floor Rate.

Response: The prospectus has been revised accordingly.

26.	In the first line of the last paragraph on p. 47, please remove the parenthetical “(if based on Accumulated Value).”

Response: The prospectus has been revised accordingly.

27.	On p. 48, under “Segment Lock-Ins,” please specifically state that an investor will not know the locked-in Equity Adjustment at the time of the request, and that an investor could lock in a negative Equity Adjustment, which could result in significant loss.

Response: The prospectus has been revised accordingly.

28.	On p. 48, under “Death Benefit,” please change “GLWB” in the first line to “Contract.”

Response: The prospectus has been revised accordingly.

Principal Risks of Investing in the Contract

29.	Under “Risk of Loss in Exercising Free Look,” please disclose that the Contract Accumulated Value in the Variable Account must be returned if it is greater than the Premium Payment.

Response: Reference is made to Comment 11(b) in the prior correspondence filing for PSI dated February 21, 2024. The Company respectfully declines to make the requested revision because in no case would a Contract Owner’s Accumulated Value (including the Premium Payment) be in the Variable Account at any time during the free look period, as it is not possible to be automatically transferred to the Variable Account until the end of the first Contract Year. The Accumulated Value would be in either the Initial Holding Account or the Segment Options, neither of which is subject to regulation under the Investment Company Act.

The Company represents to the staff that, should it become possible to have Accumulated Value in the Variable Account during the free look period, either because of a product design change or a change in state law free look periods, the prospectus will be supplemented or amended to include the requested disclosure.

30.	On p. 57, in the third bullet point, please state that the return of the SG Smart Climate Index reflects deductions and costs that result in lower Index Values, and therefore may negatively impact the performance of the Contract. Please also make corresponding changes throughout the prospectus, where applicable.

Response: The prospectus has been revised accordingly.

31.	On p. 63, please consider retaining the first paragraph of the two deleted paragraphs at the top of the page.

Response: The prospectus has been revised accordingly.

32.	Under “Secure Income Protector (GLWB) Risks,” in the third and fourth lines of the first paragraph, please consider reverting to use the term “Surrender” instead of “withdrawing or Annuitizing.”

Response: The prospectus has been revised accordingly.

33.	In the last paragraph on p. 66, please include GLWB Fees in the list of transactions that trigger an Equity Adjustment.

Response: The prospectus has been revised accordingly.

34.	With respect to the second paragraph on p. 67 and similar disclosures throughout the prospectus, please be sure to indicate that a negative Equity Adjustment can result in significant loss, and that the Crediting Base can be reduced by more than the amount surrendered or deducted.

Response: The prospectus has been revised accordingly.

35.	On p. 67, in the fourth paragraph, please change “guaranteed limits” to “minimum limits.”

Response: The prospectus has been revised accordingly.

Fees and Charges

36.	On p. 91, in the first paragraph following the four bullet points, please bold the last sentence beginning with, “[i]n extreme circumstances….” Please also bold the last sentence of the first paragraph following the second set of bullet points, which also addresses maximum loss in extreme circumstances.

Response: The prospectus has been revised accordingly.

Purchasing the Contract

37.	On p. 97, under “Distribution of the Contract,” please disclose the parent company of the principal underwriter and the Company.

Response: The prospectus has been revised accordingly.

Index-Linked Segment Option Mechanics

38.	In the table on p. 102, in the second-to-last row, under “1-Year Segment Term” and “6-Year Segment Term,” the table should state “20% Peak Buffer (with 10% Peak Buffer Midpoint).” Reference is made to Comment No. 41 in the correspondence filing dated April 16, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

39.	On p. 103, in the paragraph immediately above “Segment Credits on Segment End Date,” please add the disclosure indicating that the Company may not always offer a Segment Option with a Floor, and does not guarantee a minimum Floor Rate. Please also state the guaranteed minimum lifetime limits on the Cap and Participation Rates.

Response: The prospectus has been revised accordingly.

40.	On p. 104, with reference to the last sentence of the “Buffer Rate” paragraph, please add equivalent disclosure to the Peak Buffer paragraph thereunder. Reference is made to Comment No. 42 in the correspondence filing dated April 16, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

41.	The staff reiterates its prior comment to, beginning on p. 106 under “Crediting Method Examples,” revise each example to reflect the Segment Credit after deducting GLWB Fees and the impact of corresponding Equity Adjustments. The actual calculations do not need to be shown. Include an assumption regarding the fees deducted and the related Equity Adjustments, with a brief narrative explanation. Also, note in the narrative explanation that the deductions applicable to an Owner could be higher or lower than reflected in the examples. The goal is to show that the Crediting Base at the beginning of the Segment Term will necessarily be lower than the Crediting Base on the Segment End Date, due to the deduction of GLWB Fees. Also as previously commented, please add an additional column to each example showing the Segment Credit as a dollar amount assuming a $1,000 initial investment in the Segment Option.

Response: The prospectus has been revised as requested. With respect to the assumed initial investment, the Company has added the requested column to each example, but has based each example on an initial investment slightly higher than $1,000 such that the final Crediting Base will be $1,000, in order to simplify the Segment Credit calculation for readers and aid in comparability among the different examples.

42.	In the table at the bottom of p. 106, please confirm the accuracy of the last row.

Response: The above-referenced disclosure has been corrected by changing the Index Change to -60%, given the assumed Buffer Rate of 10%.

43.	Beginning on page 110, please review and revise the paragraphs under “Impact of Reductions” as appropriate to more specifically contemplate GLWB Fee deductions

Response: The prospectus has been revised accordingly.

44.	On pp. 114 and 116, in the penultimate sentences of the introductory paragraphs to the examples:

a.	Please change “based on” to “applied to.”

b.	At the end of each sentence, please also delete “and also subject to a Bond Adjustment.”

Response: The prospectus has been revised accordingly.

45.	In the last paragraph on p. 119, under “Reduction to Crediting Base — Required Minimum Distribution in Middle of Segment Term (Dollar-for-Dollar Reduction to Crediting Base),” in reference to the middle of the paragraph which states, “the Crediting Base is reduced for the RMD portion of the withdrawal by the lesser of the RMD amount for your Contract and the portion of the Crediting Base Surrendered,” please indicate where that statement is supported in the body of the prospectus. Reference is made to Comment No. 49 in the correspondence filing dated April 16, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

Secure Income Protector (GLWB)

46.	At the bottom of p. 147, please correct the third bullet point stating that “[t]he Secure Income Benefit Base is zero on a Contract Anniversary.” If the Secure Income Benefit Base is reduced to zero due to an Excess Withdrawal, the rider immediately terminates.

Response: The prospectus has been revised accordingly.

47.	On p. 155, in the first sentence of the fourth bullet point on the page, please add “terminate” after “immediately.”

Response: The prospectus has been revised accordingly.

48.	On p. 159, in the sentence immediately preceding “Effect of Divorce,” please change “maximum Annuitization Date” to “latest Annuitization Date.” Please make corresponding changes throughout the prospectus.

Response: The prospectus has been revised accordingly.

Death Benefit

49.	On p. 162, in reference to the penultimate sentence of the last paragraph, please add additional disclosure clarifying what is occurring based on the disclosure in the previous paragraph, i.e., that once all required documents are received in Good Order, the Accumulated Value is moved into the general account, where it collects interest pending payment of the death benefit.

Response: The prospectus has been revised accordingly.

50.	On p. 165, in the second-to-last bullet point at the bottom of the page, please delete “based on Accumulated Value” in the first line.

Response: The prospectus has been revised accordingly.

51.	On p. 173, in the paragraph in the middle of the page beginning with “[o]n November 3 of the same calendar year…,” please add clarity to the parenthetical in the second line. For example, please explain that there is no Bond Adjustment because the Bond Adjustment does not apply when a Secure Income Withdrawal is taken.

Response: The above-referenced disclosure has been revised for clarity. The Company has further revised the disclosure to avoid any implication that a Bond Adjustment would not apply to the Accumulated Value portion of the death benefit calculation, even though a Bond Adjustment would not apply to the Secure Income Withdrawal.

52.	The staff reiterates its comment to provide an example reflecting the impact of a negative Equity Adjustment on the death benefit amount. The example could be narrative in nature and inserted into the assumptions at the beginning of the section.

Response: The prospectus has been revised accordingly.

Annuitization

53.	On p. 182, with reference to “Important Considerations Related to the GLWB,” please generally revise the disclosure to better explain what the Company is offering upon full Annuitization with respect to the GLWB, what that means to an investor, and what an investor should take into account (e.g., that they would be giving up their benefit, for which they paid fees, by selecting an annuity payment option). The disclosure should also encourage an investor to contact the Company to obtain annuity payment values to compare against the GLWB, and consult with their financial representative to determine which option is the most appropriate for them.

Response: The prospectus has been revised accordingly.

Additional Information About the Contract

54.	On p. 203, under “Setting Cap Rates and Participation Rates,” please include disclosure regarding minimum rates guaranteed for the life of the Contract (i.e., the minimum Cap and Participation Rates). Please also add disclosure regarding the Segment Option that is guaranteed to be available for the life of the Contract.

Response: The prospectus has been revised accordingly.

55.	On p. 205, the “Reinstatement” section was removed. Please reinsert this section and conform it to the PSO prospectus. Reference is made to Comment No. 6 in the correspondence filing dated April 25, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

Appendices

56.	In Appendix B, please retain the deleted “Performance Drags” disclosure. Reference is made to Comment No. 64 in the correspondence filing dated April 16, 2024 relating to PSO.

Response: The prospectus has been revised accordingly.

57.	On p. 229, with respect to Example Set 1 of Appendix C, please supplementally explain why the values in the table were changed. The same comment applies to Example Set 2 on p. 234.

Response: The above-referenced values were revised to address a discrepancy regarding the maximum GLWB Fee. Reference is made to Comment No. 13(a) in the prior correspondence filing for PSI. The Company resolved that the maximum charge is to be 2.00%, and therefore updated Appendix C to reflect a maximum charge of 2.00% rather than 1.50%. See revision on p. 227. The higher GLWB Fee impacted the calculation of multiple values, including Segment Interim Values, Equity Adjustment Amounts, Accumulated Values, etc.

58.	On p. 254, in Example 11 of Appendix F, please provide an additional mathematical explanation of how the Excess Withdrawal (excess amount) is equal to $4,000.

Response: The prospectus has been revised accordingly.

*     *     *

The Company appreciates the staff’s attention to the Registration Statements and this letter. If you have any questions or concerns about the responses set forth above, or the related revisions, please contact the undersigned at 515-247-6785.

Sincerely,

/s/ Scott Van Wyngarden

Scott Van Wyngarden
Counsel, Registrant

FORM OF RATE SHEET SUPPLEMENT RATE SHEET SUPPLEMENT DATED [ ], 2024 TO THE PROSPECTUS DATED [ ], 2024 FOR PRINCIPAL® STRATEGIC INCOME We are issuing this Rate Sheet Supplement (this “Supplement”) to provide the Initial Secure Income Percentages and Secure Income Deferral Credit percentage (the “Secure Income Percentages”) we will be offering during the period set forth below. This Supplement replaces and supersedes any previous Rate Sheet Supplement to the Principal® Strategic Income prospectus. When delivered in connection with the offer or sale of a new Contract, the prospectus must be accompanied by this Supplement. The Secure Income Percentages set forth below apply to applications signed between [ ], 2024 and [ ], 2024. The Secure Income Percentages may be different than those listed below for applications signed after [ ], 2024. For that reason, it is important you have the Rate Sheet Supplement with the most current Secure Income Percentages as of the date you sign the application. Secure Income Percentages for Level Income Option: Single Life Age of Covered Life on the date the application is signed* Initial Secure Income Percentages Secure Income Deferral Credit [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% Joint Life Age of Covered Life on the date the application is signed* Initial Secure Income Percentages Secure Income Deferral Credit [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% [ ] [ ]% [ ]% * Based on age of younger Covered Life on the date the application is signed.

Secure Income Percentages for Tiered Income Option: Single Life Initial Secure Income Percentages Secure Income Deferral Credit Age of Covered Life on the date the application is signed While Contract Accumulated Value is greater than $0 When Contract Accumulated Value is Reduced to $0 While Contract Accumulated Value is greater than $0 When Contract Accumulated Value is Reduced to $0 [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% Joint Life Initial Secure Income Percentages Secure Income Deferral Credit Age of Covered Life on the date the application is signed* While Contract Accumulated Value is greater than $0 When Contract Accumulated Value is Reduced to $0 While Contract Accumulated Value is greater than $0 When Contract Accumulated Value is Reduced to $0 [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% [ ] [ ]% [ ]% [ ]% [ ]% * Based on age of younger Covered Life on the date the application is signed. Determining Secure Income Percentages The Secure Income Percentages for your Contract will be determined as described in this paragraph so long as you satisfy the guidelines on submitting your application that are described in the prospectus. The Secure Income Percentages in effect on the date you sign the application will apply to your Contract except in the following situation: If the Initial Secure Income Percentage or Secure Income Deferral Credit percentage in effect on the date we receive your Premium Payment has increased from that in effect on the date you signed your application, you will receive the Initial Secure Income Percentage, and Secure Income Deferral Credit percentage in effect on the date we receive your Premium Payment, provided that neither the Initial Secure Income Percentage nor Secure Income Deferral Credit percentage has decreased during that time. The Secure Income Percentages applicable to your Contract will not change for the life of your Contract. For more information regarding the Initial Secure Income Percentages and Secure Income Deferral Credit, see the prospectus.

This Supplement should be read and retained with the prospectus for Principal® Strategic Income. If you would like another copy of the prospectus or a prior Rate Sheet Supplement, write us at Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382 or call us at 1-800-852-4450 to request a free copy. Rate Sheet Supplements are also available at www.principal.com/individuals/invest-retire/annuities, as well as on the Securities and Exchange Commission’s EDGAR system at www.sec.gov (EDGAR Contract ID No. C000248009). Certain terms used in this Supplement have special meanings. If a term is not defined in this Supplement, it has the meaning given to it in the prospectus. THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE Principal Financial Group P.O. Box 9382 Des Moines, Iowa 50306-9382 1-800-852-4450

PRINCIPAL® STRATEGIC INCOME Prospectus dated [ ], 2024 This prospectus describes Principal® Strategic Income, an individual, single premium, deferred annuity (the “Contract”) issued by Principal Life Insurance Company (the “Company,” “we,” “our” or “us”). The Contract is an index-linked annuity, as it offers index-linked options that you may select for investment. The Contract is also a variable annuity insofar as it currently includes a variable account with an underlying money market mutual fund, but you cannot select the variable account for investment and it may not be included in the Contract in the future. The variable account is offered through Principal Life Insurance Company Separate Account B. The Contract is a single premium product, which means that no additional Premium Payments can be made after the Contract Date. This prospectus provides information about the Contract that you, as Owner (“you” or “your”), should know before investing. It describes all material rights and obligations under the Contract and any material differences due to state and intermediary-specific variations. The Contract or certain of its investment options and/or other features may not be available in all states or with all broker-dealers. Please review this entire prospectus and talk with your financial professional to obtain specific information.See APPENDIX D for state variations. The Contract is designed to provide a source of additional retirement income through Annuitization, as well as to help you accumulate retirement assets and achieve other long-term investment goals. The Contract is automatically issued with a guaranteed lifetime withdrawal benefit (the “Secure Income Protector” or “GLWB”). The GLWB guarantees the ability to take withdrawals up to a certain amount each year, regardless of investment performance, so long as you do not take withdrawals in excess of the annual limit and other conditions are met. There is an annual charge for the GLWB. When delivered in connection with the offer or sale of a new Contract, this prospectus must be accompanied by the current Rate Sheet Supplement, which specifies terms of the GLWB applicable to new Contracts. If purchased as a qualified contract, the Contract does not provide tax deferral benefits beyond those already provided by the Internal Revenue Code. Amounts withdrawn from a Contract (qualified or non-qualified) may be subject to taxes, including a 10% federal penalty if taken before age 591∕2. If you are a new investor in the Contract, you may cancel your Contract within 15 calendar days of receiving it without paying fees or penalties, although negative Equity Adjustments may apply. In some states, this cancellation period may be longer. Upon cancellation you will receive either a full refund of your Premium Payment or your Contract Accumulated Value. At the time of cancellation, if you are to receive the Contract Accumulated Value, and your Premium Payment is allocated to an Index-Linked Segment Option, you assume risk of loss due to the possibility of negative Equity Adjustments. See 9. PURCHASING THE CONTRACT — Right to Examine the Contract (Free Look) and consult with your financial professional for additional information about the specific cancellation terms that apply. The minimum Premium Payment is $20,000. Your Premium Payment will initially be held in an interest-bearingthe Initial Holding Account. After the limited period of time during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, your Premium Payment and interestearnings, if any, will be allocated among the Contract’s available “Segment Options,” as specified by you. The Segment Options include index-linked investment options (“Index-Linked Segment Options”) and a fixed interest investment option (the “Fixed Segment Option”). Each Segment Option has an investment term of either one, two or six years (“Segment Term”). • Each Index-Linked Segment Option is tied to the performance of a specific market index (“Index”) for a Segment Term, currently either the S&P 500® Price Return Index, Russell 2000® Price Return Index or SG Smart Climate Index. The S&P 500® Price Return Index and the Russell 2000® Price Return Index are “price return” indices, meaning the Index return does not include any dividends or other distributions declared by the companies included in the Index. This results in lower Index Values and, therefore, may negatively impact the performance of the Contract. The SG Smart Climate Index reflects deductions and costs that result in lower Index Values and, therefore, may negatively The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the impact the performance of the Contract. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

• Each Index-Linked Segment Option has either a floor or buffer feature providing limited protection against negative Index performance at the end of the Segment Term. Each also has a cap and participation rate feature that potentiallycould limits gain from your positive Index performancegains at the end of the Segment Term. • The Fixed Segment Option credits interest at a fixed rate during the Segment Term and is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. • The sole purpose of the variable account (the “Variable Account”) is to serve as a default allocation option in the absence of instructions from you at the end of a Segment Term. You cannot instruct us to allocate money to the Variable Account. The Contract is a complex investment and involves risks. There is a risk of loss of your principal and any earnings. Refer to 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT beginning on page [ ]30 of this prospectus for important information about the Contract’s investment risks. Our obligations under this Contract are subject to our creditworthiness and claims-paying ability. Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the guaranteedminimum limits on Index loss currently provided under the Contract, would be: 90% loss for a 10% Buffer Rate; 80% loss for a 20% Buffer Rate; 10% loss for a 10% Floor Rate; or 0% loss for a 0% Floor Rate. You could lose a significant amount of money if an Index declines in value. The limits on Index loss offered under the Contract may change from one Segment Term to the next; however, as discussed further below, we will always offer an Index-Linked Segment Option with a 10% Buffer Rate. The Index-Linked Segment Options limit the amount that you can earn by potentially limiting your positive Index gains. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term would be 0.50%. When accessing your money under the Contract, you could experience significant losses if you incur negative Equity Adjustments or Bond AdjustmentsFor the Fixed Segment Option, we determine the annual interest rate at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest for a new Segment Term at a rate greater than the Guaranteed Minimum Interest Rate. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The risk of loss may be significantly greater when taking withdrawals (including full withdrawals, partial withdrawals, GLWB withdrawals, required minimum distributions, scheduled withdrawals unscheduled withdrawals, and withdrawals of the Free Surrender Amount) or upon other transactions that may be subject to negative Equity Adjustments or negative Bond Adjustments, as follows: • An Equity Adjustment will apply to any withdrawal, death benefit (if based on Accumulated Value) or Annuitization, or when aor Annuitization, or deduction of the quarterly GLWB Fee is deducted, from an, that involves the removal of amounts from any Index-Linked Segment Option prior to the Segment End Date. An Equity Adjustment will also apply upon exercise of Segment Lock-In for an Index-Linked Segment Option. In extreme circumstances, you could lose up to 100% of your investment due to a negative Equity Adjustment. • A Bond Adjustment will generally apply upon any withdrawal, death benefit (if based on Accumulated Value) or Annuitization from any Segment Option on any date (including a Segment End Date), subject to certain exceptions (e.g., Bond Adjustments do not apply to the Free Surrender Amount, to non-excess GLWB withdrawals, or every 6th Segment Anniversary). In extreme circumstances, you could lose up to 100% of the amount Surrendered due to a negative Bond Adjustment. ¶ The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The risk of loss may be greater when taking withdrawals (including full withdrawals, partial withdrawals, GLWB withdrawals, required minimum distributions, scheduled withdrawals unscheduled withdrawals, and withdrawals of the Free Surrender Amount): In addition to an Equity Adjustment, upon withdrawal or Annuitization, or upon the deduction of a GLWB Fee, prior to the Segment End Date, your Crediting Base in the Index-Linked Segment Option will be reduced. In general, the reduction will be proportionate and could be greater than the amount withdrawn or Annuitized or the GLWB Fee deducted. A reduction to your Crediting Base will result in lower Segment Interim Values for the remainder of the Segment Term, and less gain or more loss, as applicable, at the end of the Segment Term. • A Bond Adjustment will generally apply upon any Surrender, including withdrawal, death benefit or Annuitization, that involves the removal of amounts from any Index-Linked Segment Option or the Fixed Segment Option on any date (including a Segment End Date), subject to certain exceptions (e.g., Bond Adjustments do not apply to the Free Surrender Amount, to non-excess GLWB withdrawals, or every 6th Segment Anniversary). In extreme circumstances, you could lose up to 100% of the amount Surrendered due to a negative Bond Adjustment. • Withdrawals may be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. These may result in loss even when an investment option has increased in valuethe Index for an Index-Linked Segment Option has performed positively. Withdrawals will also reduce the death benefit, perhaps by more than the amount withdrawn. • Because of the non-optional GLWB, the Contract is designed for individuals who intend to take regular withdrawals. However, withdrawals up to the annual limit may still be subject to negative Equity Adjustments and taxes. In addition to negative Equity Adjustments, taxes and tax penalties, withdrawals in excess of the annual limit may also be subject to Surrender Charges and negative Bond Adjustments. Excess withdrawals may also reduce the benefit by an amount greater than the value withdrawn and could even terminate the benefit. You should not purchase the Contract if you intend to take excess withdrawals. • Under the Index-Linked Segment Options, your risk of loss is greater when taking a withdrawal before the end of a Segment Term. A negative Equity Adjustment will result in loss. Any losses will be greater if you also incur Surrender Charges, negative Bond Adjustments or taxes or tax penalties (all of which may apply on any day during a Segment Term, even a Segment End Date). You may experience a loss even if the Index has performed positively. You and your beneficiaries (as applicable) will not receive the downside protection of any buffer or floor feature for withdrawals taken prior to a Segment End Date. • The Contract may not be appropriate for investors who intend to take scheduled withdrawals (including GLWB withdrawals and required minimum distributions) from an Index-Linked Segment Option before the Segment End Date. The Contract has an Income Distribution Program feature, which is designed to help you avoid Equity Adjustments in connection with regular GLWB withdrawals. • Annuitizations and death benefits are subject to similar risks as withdrawals. They may be subject to negative Bond Adjustments whenever they occur, even on a Segment End Date. They may also be subject to negative Equity Adjustments if they occur prior to a Segment End Date for an Index-Linked Segment Option. The Contract may not be appropriate for you if you plan to take withdrawals from an Index-Linked Segment Option prior to the end of a Segment Term, especially if you plan to take ongoing withdrawals such as GLWB withdrawals, required minimum distributions or scheduled withdrawals. We apply an Equity Adjustment when amounts are removed from an Index-Linked Segment Option before the end of a Segment Term, and if this adjustment is negative, you could lose up to 100% of your investment. The Income Distribution Program feature is designed to help you avoid Equity Adjustments on regular GLWB withdrawals, but even if you participate in that program, GLWB withdrawals could be subject to Equity Adjustments depending on your withdrawal activity. Withdrawals under the Contract could also result in significant reductions to your Accumulated Value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index gain (if any) applied at the end of a Segment Term. Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments (which could cause you to lose up to 100% of the amount Surrendered), income taxes, and income tax penalties if taken before age 591∕2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index-Linked Segment Option prior to the end of a Segment Term, you should consult with a financial professional. We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer. After purchase, if you do not want to invest in any available investment optionSegment Option under the Contract, you may fully surrenderSurrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. The Secure Income Protector (GLWB) is designed to help protect against the risk of poor investment performance. However, you should carefully weigh the benefits of the GLWB against its annual charge and in light of the market downside protections that are already provided by the Index-Linked Segment Options. There is a chance of not outliving your Accumulated Value and receiving GLWB lifetime payments from us. You should talk with a financial professional about the Contract’s features, benefits, risks and fees, and whether the Contract is appropriate for you based on your financial situation and objectives. An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency. The principal underwriter of the Contract is Principal Securities, Inc. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus. These securities have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including index-linked and variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

TABLE OF CONTENTS 1. GLOSSARY .......................................................... 3 2. IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT . . 10 3. OVERVIEW OF THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19 4. FEE TABLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . 30 6. OUR OBLIGATIONS AND HOW TO CONTACT US . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44 7. INFORMATION ABOUT THE INDICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45 8. FEES AND CHARGES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46 9. PURCHASING THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53 10. FIXED SEGMENT OPTION MECHANICS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 57 11 INDEX-LINKED SEGMENT OPTION MECHANICS . . . . . . . . . . . . . . . . . . . . . . . . . . . 58 12. OPTIONS AT END OF SEGMENT TERM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 13. CONTRACT VALUES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75 14. WITHDRAWALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 77 15. BENEFITS AVAILABLE UNDER THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79 16. SECURE INCOME PROTECTOR (GLWB) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 83 17. DEATH BENEFIT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99 18. STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 106 19. ANNUITIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 106 20. ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT . . . . . . . . . . . . . . . 110 21. TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116 22. ADDITIONAL INFORMATION ABOUT THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . 120 23. STATE VARIATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 126 24. INFORMATION ABOUT THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 126 25. FINANCIAL STATEMENTS FOR THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 229 APPENDIX A: INDEX DISCLOSURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1 APPENDIX B: EQUITY ADJUSTMENT CALCULATION . . . . . . . . . . . . . . . . . . . . . . . . . . . B-1 APPENDIX C: SEGMENT INTERIM VALUE EXAMPLES . . . . . . . . . . . . . . . . . . . . . . . . . . C-1 APPENDIX D: STATE VARIATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . D-1 APPENDIX E: UNDERLYING FUND AVAILABLE UNDER THE CONTRACT . . . . . . . . . . . . E-1 APPENDIX F: SECURE INCOME PROTECTOR GLWB EXAMPLES . . . . . . . . . . . . . . . . . . F-1 2

1. GLOSSARY The terms defined below are used throughout this prospectus. These terms are capitalized throughout this prospectus except as otherwise noted below. Accumulated Value (or Contract Accumulated Value) — the sum of the Segment Interim Values, Segment Values, Fixed Segment Value and Variable Account Value, as applicable. Segment Interim Values include the Equity Adjustment, as applicable. The Bond Adjustment is not included in the Accumulated Value. In the period during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, the Accumulated Value will equal the sum of the Premium Payment and the credited interest, if any. Annuitant — the person, including any Joint Annuitant, whose life determines the annuity benefit under this Contract. Annuitization (Annuitize) — the application of a portion or all of the Accumulated Value, adjusted for the Bond Adjustment, to an annuity benefit payment option to make annuity benefit payments. A Bond Adjustment applies regardless of when the Annuitization occurs, including on the Segment End Date. The Bond Adjustment will be 0% on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount. Annuitizations are not subject to Surrender Charges, but nonetheless count against the annual Free Surrender Amount. In addition, under the GLWB, partial Annuitizations count against the annual Secure Income Benefit Payment. A full Annuitization will terminate the GLWB. Annuitization Date — the date all of the Owner’s Accumulated Value is applied to an annuity benefit payment option. Bond Adjustment — upon Surrender, an adjustment (which could be positive, negative, or equal to zero) to the amount Surrendered. A Bond Adjustment may apply regardless of when a Surrender occurs, including on a Segment End Date. A Bond Adjustment may apply only to Surrenders deducted from the Index-Linked Segment Options or the Fixed Segment Option. Except as otherwise provided below, a Bond Adjustment will apply to the following: • Any withdrawal in excess of the Free Surrender Amount, including a full withdrawal, partial withdrawal, scheduled withdrawal, or unscheduled withdrawal; • Any Excess Withdrawal under the GLWB; • Any Annuitization; or • Any death benefit based on Contract Accumulated Value. Please note: • A Bond Adjustment does not apply to withdrawals of the Free Surrender Amount. Withdrawals in excess of the Free Surrender Amount may be subject to Bond Adjustments. • A Bond Adjustment does not apply to Secure Income Withdrawals under the GLWB, as Secure Income Withdrawals will be withdrawals of the Free Surrender Amount. Excess Withdrawals may be subject to Bond Adjustments. • A Bond Adjustment does not apply to RMD withdrawals, as RMD withdrawals will be withdrawals of the Free Surrender Amount. • A Bond Adjustment does not apply to withdrawals or other Surrenders deducted from the Initial Holding Account or the Variable Account. • The Bond Adjustment will be zero (0%) on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). 3

• A Bond Adjustment does not apply upon exercise of the Contract’s free look rights. • The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount. Buffer Rate — for each Buffer Segment Option and Peak Buffer Segment Option, the maximum amount of negative Index performance we will absorb at the end of the Segment Term. You will be responsible for any negative Index performance that exceeds the Buffer Rate, which could result in significant loss of principal and/or prior earnings. Buffer Segment Option — an Index-Linked Segment Option, other than a Peak Buffer Segment Option, that includes a Buffer Rate. If you select a Buffer Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance beyond the Buffer Rate. If negative Index performance does not go beyond the Buffer Rate, you will not incur loss as a result of negative Index performance. For example, if a Buffer Segment Option has a 10% Buffer Rate and the Index Change at the end of the Segment Term is -15%, your investment tied to that Segment Option will lose 5%. If the Index Change at the end of that Segment Term had been -8%, your investment would have lost 0%. Cap Rate — if you select an Index-Linked Segment Option for investment, at the end of the Segment Term, you may participate in any positive Index performance up to the Cap Rate, but no positive Index performance beyond the Cap Rate. For example, if the Segment Option has a 15% Cap Rate and the Index Change at the end of the Segment Term is 12%, your investment tied to that Segment Option will gain 12%. If the Index Change at the end of that Segment Term had been 25%, your investment would only have gained 15% due to the Cap Rate limitation. The Participation Rate may further limit your participation in any positive Index Performance. If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. Contract Anniversary — the same day and month as the Contract Date in each Contract Year. Contract Date — the date the Contract is issued and that is used to determine Contract Years. Contract Year — the one-year period beginning on the Contract Date and ending one day before the Contract Anniversary and each subsequent one-year period beginning on a Contract Anniversary. For example, if the Contract Date is June 5, 2023, the first Contract Year ends on June 4, 2024, and the first Contract Anniversary falls on June 5, 2024. Covered Life — a person who is designated as a measuring life for Single Life or Joint Life income under the Secure Income Protector GLWB. Crediting Base — for each Segment Option selected for investment, the amount allocated to the Segment Option on the Segment Start Date, reduced upon any Surrender or deduction of GLWB Fees from that Segment Option and increased for Segment Credits or credited interest. Generally, prior to the Segment End Date for an Index-Linked Segment Option, the Crediting Base will be reduced by the same proportion that the Segment Interim Value was reduced by a Surrender or GLWB Fee deduction. The proportionate reduction could be greater than the amount Surrendered or deducted. On a Segment End Date, a Surrender or GLWB Fee deduction will reduce the Crediting Base by the amount Surrendered or deducted. During the Segment Term, the Crediting Base is only a reference value to make sure transactions affecting amounts invested in a Segment Option are reflected to date, and it is not itself an indication of how much is available before the end of a Segment Term. On the Segment Start Date, the Crediting Base represents the amount contributed to a Segment Option. Please note that the Crediting Base is not the same as the Segment Interim Value. The Segment Interim Value is based on an estimate of the value of the amount in a particular Segment Option before the end of a Segment Term, which represents the Accumulated Value available for that Segment Option prior to the end of the Segment Term. 4

Data Page(s) — the portion of the Contract that contains information specific to your Contract. Current or revised Data Pages may be sent to you from time to time that reflect the current status of your Contract. Equity Adjustment — for each Index-Linked Segment Option selected for investment, an adjustment (which could be positive, negative, or equal to zero) used to calculate the Segment Interim Value on each Valuation Day between the Segment Start Date and Segment End Date. The Equity Adjustment does not apply on the Segment End Date. Before the end of a Segment Term for an Index-Linked Segment Option, if any of the following transactions occurs, the transaction will be based on the Segment Interim Value for that Index-Linked Segment Option and will therefore be subject to an Equity Adjustment: • you take any withdrawal (including a full withdrawal, partial withdrawal, GLWB withdrawal (Secure Withdrawal or Excess Withdrawal), withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal); • you exercise the Segment Lock-In feature; • you Annuitize; or • there is a death benefit based on Contract Accumulated Value.; or • GLWB Fees are deducted. Excess Withdrawal — under the Secure Income Protector (GLWB), (i) any withdrawal taken before the availability of Secure Income Withdrawals or (ii) after Secure Income Withdrawals become available, the portion of any withdrawal that exceeds the Secure Income Benefit Payment. Excess Withdrawals may significantly reduce or even terminate the GLWB. Excess Withdrawals may be subject to Surrender Charges, Bond Adjustments, Equity Adjustments and taxes and tax penalties. Fixed Segment Option — an investment option that credits interest at a fixed rate for a one-year Segment Term and is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. Being subject to the Standard Nonforfeiture Law for Individual Deferred Annuities means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount. Fixed Segment Value — for the Fixed Segment Option, the Accumulated Value allocated to that Segment Option on the Segment Start Date, plus interest credited to that Segment Option during the Segment Term, less any amount deducted from that Segment Option during the Segment Term. The Crediting Base for the Fixed Segment Option and the Fixed Segment Value remain equal at all times. Floor Rate — for each Floor Segment Option, the maximum amount of negative Index performance you could absorb at the end of the Segment Term. We will absorb any negative Index performance that exceeds the Floor Rate. Floor Segment Option — an Index-Linked Segment Option that includes a Floor Rate. If you select a Floor Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance up to the Floor Rate, but your investment will not incur loss for any negative Index performance beyond the Floor Rate. For example, if the Segment Option has a 10% Floor Rate and the Index Change at the end of the Segment Term is -5%, your investment will lose 5%. If the Index Change at the end of the Segment Term had been -15%, your investment would have only lost 10% because of the 10% Floor Rate. Free Surrender Amount — the amount that may be withdrawn from the Contract each Contract Year without a Surrender Charge or a Bond Adjustment. However, withdrawals of the Free Surrender Amount may be subject to Equity Adjustments and taxes and tax penalties. Each Contract Year, the Free Surrender Amount will be equal to the greater of (i) 10% of your Premium Payment; (ii) the Secure Income Benefit Payment; or (iii) your RMD amount, as applicable. The Free Surrender Amount is calculated on each Contract Anniversary even after the Surrender Charge Period. 5

All withdrawals count against your Free Surrender Amount (including a full withdrawal, partial withdrawal, GLWB withdrawal (Secure Income Withdrawal or Excess Withdrawal), RMD withdrawal, scheduled withdrawal or unscheduled withdrawal). Annuitizations also count against your Free Surrender Amount. Annuitizations and death benefit payments are never subject to Surrender Charges, but are subject to any applicable Bond Adjustment regardless of your Free Surrender Amountare not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but are subject to Bond Adjustments. Partial Annuitizations count against your remaining Free Surrender Amount (if any) for a Contract Year, thereby reducing any Free Surrender Amount remaining for subsequent withdrawals during the same Contract Year. Death benefits are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but are subject to Bond Adjustments. Good Order — when an instruction or request is received in our Home Office, or other place we may specify, and it has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form. Guaranteed Minimum Interest Rate — the guaranteed minimum annual interest rate of 0.05% for the Initial Holding Account and anythe Fixed Segment Option. Home Office — the Company’s corporate headquarters located at Principal Financial Group, Des Moines, Iowa 50392-1770. Index (Indices) — the Index or Indices to which the Index-Linked Segment Options are linked and are used in the calculation of the Segment Credits. Index Change — the net percentage change in the Index Value of an Index between the Segment Start Date and the Segment End Date. Index Value — the closing value of an Index that is published on a Valuation Day. If on any specific Valuation Day an Index Value is not published, the last-published Index Value will be used. Index-Linked Segment Option — any Buffer Segment Option, Peak Buffer Segment Option or Floor Segment Option. Initial Holding Account — an account that holds the Premium Payment (including any credited interest) until it is transferred to the applicable Segment Option(s) selected for the initial Segment Term. Initial Secure Income Percentage — the Secure Income Percentage applicable to your Contract based on the age of the youngest Covered Life on the date the application was signed, whether you have elected the Level Income Option or Tiered Income Option, and whether you have elected “Single Life” or “Joint Life” Secure Income Benefit Payments, and before the application of any Secure Income Deferral Credits. Internal Revenue Code (Code) — the Internal Revenue Code of 1986, as amended. Joint Annuitant — an Annuitant whose life determines the annuity benefit under this Contract. Any reference to the death of the Annuitant means the death of the first Annuitant to die. Joint Owner(s) — an Owner who has an undivided interest with the right of survivorship in this Contract with another Owner. Any reference to the death of the Owner means the death of the first Owner to die. Lock-In Date — the Valuation Day we receive Notice in Good Order to lock-in an Index-Linked Segment Option or, if there are Lock-In Threshold(s) established for the Segment Option, the Valuation Day where the Equity Adjustment reaches and/or crosses the threshold you set. Lock-In Threshold — an upper and/or lower level (threshold) for an Index-Linked Segment Option and, if the performance of the Index-Linked Segment Option during the Segment Term reaches and/or crosses that level, the Segment Lock-In is automatically triggered for that Segment Option. An upper threshold is a threshold that is above the current Equity Adjustment and a lower threshold is a threshold that is below the current Equity Adjustment. An upper threshold can be set to lock-in gains, and a lower threshold can be set to limit losses. 6

Non-qualified Contract — a Contract that does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple-IRA or Tax Sheltered Annuity. Notice — any form of communication we receive in Home Office (e.g., U.S. mail, fax, email) providing the information we need, either in writing or another manner that we approve in advance. Contact information is as follows: • Calling us at 1-800-852-4450 between the hours of 7 a.m. and 6 p.m. Central Time • Mailing your instructions to us at the below address: Principal Life Insurance Company Attn: RIS Annuity Services P O Box 9382 Des Moines, Iowa 50306-9382 • Faxing us at 1-866-894-2093 • Visiting www.principal.com using your secure login • Emailing us at annuityprocessing@principal.com NYSE — the New York Stock Exchange. Owner — the person who owns all rights and privileges of this Contract (includes a Joint Owner, if any). If the Owner is not a natural person, the Owner must be an entity with its own taxpayer identification number (TIN). Participation Rate — if you select an Index-Linked Segment Option for investment, at the end of the Segment Term, you will participate in a percentage of any positive Index performance, subject to the Cap Rate. That percentage will equal the Participation Rate. For example, if the Segment Option has a 90% Participation Rate and the Index Change at the end of the Segment Term is 10%, your investment will gain 9%. Peak Buffer Midpoint — for a Peak Buffer Segment Option, a value used to determine the Segment Return on the Segment End Date when the Index Change is negative but does not exceed the Buffer Rate. For the Peak Buffer Segment Options available for investment, both of which have Buffer Rates of 20%, the Peak Buffer Midpoint is 10% (i.e., half of 20% is 10%). Peak Buffer Segment Option — an Index-Linked Segment Option that includes a Buffer Rate and may credit gain for negative Index performance. If you select a Peak Buffer Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance beyond the Buffer Rate. However, a Peak Buffer Segment Option differs from a Buffer Segment Option insofar as your investment in a Peak Buffer Segment Option may be credited gain when there is a negative Index Change at the end of the Segment Term, provided that the negative Index Change does not exceed the Buffer Rate. At the end of a Segment Term: • If a negative Index Change does not exceed the Peak Buffer Midpoint (10%), your investment will be credited gain equal to the opposite of the negative Index Change. For example, if the Index Change is -8% (which is less than the Peak Buffer Midpoint), your investment will be credited with 8% gain (i.e., the opposite of an 8% loss). • If a negative Index Change exceeds the Peak Buffer Midpoint (10%) but not the Buffer Rate (20%), your investment will be credited gain equal to the Buffer Rate less the negative Index Change. For example, if the negative Index Change is 14% (which is more than the Peak Buffer Midpoint), your investment will be credited with 6% gain (i.e., 20% – 14% = 6%). • If the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss). • If the negative Index Change exceeds the Buffer Rate, you will be responsible for any loss greater than the Buffer Rate. For example, if the Index Change is -30% and the Buffer Rate is 20%, a 10% loss will be applied to your investment (i.e., 30% - 20% = 10%). 7

Premium Payment — the gross amount you contributed to the Contract. Qualified Plan(s) — retirement plans that receive favorable tax treatment under Section 401 or 403(a) of the Internal Revenue Code. Rate Sheet Supplement — the prospectus supplement stating the Initial Secure Income Percentages and Secure Income Deferral Credit percentage under the GLWB applicable to new Contracts. When delivered in connection with the offer or sale of a new Contract, this prospectus must be accompanied by the current Rate Sheet Supplement. Rate Sheet Supplements are also available at www.principal.com/individuals/invest-retire/annuities. You can also obtain a copy of a Rate Sheet Supplement free of charge by contacting us at our Home Office. Each Rate Sheet Supplement will include a start date and end date for the published rates. Registered Separate Account — Principal Life Insurance Company Separate Account B. Required Minimum Distribution Amount (or RMD) — the amount required to be distributed each calendar year for purposes of satisfying the RMD rules of Section 401(a)(9) of the Internal Revenue Code and related Code provisions, provided that the amount does not exceed the minimum distribution amount that would have been calculated based on the value of this Contract alone. Secure Income Benefit Base — under the Secure Income Protector (GLWB), the basis for determining the Secure Income Benefit Payment available each Contract Year. Secure Income Benefit Payment — under the Secure Income Protector (GLWB), the amount that we guarantee you may withdraw during a Contract Year, in the form of Secure Income Withdrawals, without reducing your benefit. Secure Income Deferral Credit — for the Secure Income Protector (GLWB), a percentage added to the Initial Secure Income Percentage on the Contract Anniversary for each full Contract Year before you take your first withdrawal under the Contract. The Secure Income Deferral Credit applicable to your Contract is based on the age of the youngest Covered Life on the date the application was signed, whether you have elected the Level Income Option or Tiered Income Option, and whether you have elected “Single Life” or “Joint Life” Secure Income Benefit Payments. Secure Income Percentage — under the Secure Income Protector (GLWB), a factor used for determining the Secure Income Benefit Payment. The Secure Income Percentage will be the sum of the Initial Secure Income Percentage and the Secure Income Deferral Credits, if any. Once a withdrawal is taken, the Secure Income Percentage will not change for the remaining life of the GLWB, unless you selected the Tiered Income Option, in which case the Secure Income Percentage will be recalculated when Contract Accumulated Value is reduced to $0, if ever. Secure Income Withdrawal — under the Secure Income Protector (GLWB), any withdrawal of the Secure Income Benefit Payment for a Contract Year. Secure Income Withdrawals are available beginning (i) on the Contract Date if the Covered Life (or oldest Covered Life, if applicable) is at least age 591∕2 or (ii) on the date that the Covered Life (or oldest Covered Life, if applicable) attains age 591∕2. Secure Income Withdrawals will not reduce your Secure Income Benefit Base, and are not subject to Surrender Charges or Bond Adjustments, but may be subject to Equity Adjustments and taxes. Segment Allocation Percentage — the percentage of Accumulated Value allocated to a Segment Option. Segment Anniversary — the same day and month as the first Segment Start Date in each Contract Year. Segment Credit — the amount of gain or loss applied to your investment on the Segment End Date for each Index-Linked Segment Option selected for investment. The Segment Credit is calculated only on the Segment End Date. The Segment Credit is calculated by (i) multiplying the Crediting Base by the Index Change, and then (ii)Segment Return, which is determined by applying the Index-Linked Segment Option’s Buffer Rate, Peak Buffer Midpoint, Floor Rate, Cap Rate, or Participation Rate, as applicable, to the Index Change. Segment Credits could be positive, negative, or equal to zero. If Segment Credits are negative, you will lose principal and/or prior earnings. 8

Segment End Date — the last day of a Segment Term. The day and month on which any Segment End Date falls will always be the same day and month for each applicable Segment Term. The Segment End Date coincides with the next Segment Start Date. Segment Interim Value — the value of your investment in an Index-Linked Segment Option on any day between the Segment Start Date and the Segment End Date. Segment Interim Value is calculated at the beginning of each Valuation Date. Segment Interim Value will equal the Crediting Base adjusted for the Equity Adjustment on that Valuation Date. Segment Lock-In — a feature of your Contract under which you are able to lock in an Index-Linked Segment Option’s Equity Adjustment prior to the Segment End Date. These lock-in features are available with all of the Index-Linked Segment Options under the Contract. For a particular Segment Option, you are only able to exercise one Segment Lock-In per Segment Term and the Segment Lock-In is not applied retroactively. Segment Option — any Index-Linked or Fixed Segment Option. Segment Return — is calculated by taking the Index Change, then applying the Index-Linked Segment Option’s Buffer Rate, Peak Buffer Midpoint, Floor Rate, Cap Rate, or Participation Rate, as applicable. Segment Start Date — the first day of the Segment Term. The day and month on which any Segment Start Date falls will always be the same day and month for each applicable Segment Term. Segment Term — the duration of a Segment Option’s investment term, expressed in years. In addition, for Index-Linked Segment Options, the number of years that a Segment Option is linked to a particular Index’s performance. The Segment Term begins on the Segment Start Date and ends on the Segment End Date. Segment Value — for each Index-Linked Segment Option selected for investment, the value of your allocation to that Segment Option on the Segment End Date after the application of Segment Credits and GLWB Fees (if any). Step-Up — under the Secure Income Protector (GLWB), on a Segment Anniversary, an increase to the Secure Income Benefit Base to the Step-Up Base, if it is greater than the current Secure Income Benefit Base, provided certain conditions are met. Step-Up Base — the sum of the Index-Linked Segment Crediting Bases plus the total value of any allocation to the Fixed Segment Option and Variable Account. Surrender — the removal of amount(s) from your Contract (unless otherwise specified), including any withdrawal, payment of a death benefit, or Annuitization. Deductions for Contract fees and chargesAny withdrawal, payment of a death benefit, or Annuitization. The Bond Adjustment may apply only to Surrenders. The Surrender amount is the amount of Accumulated Value surrendered, adjusted for any applicable Bond Adjustment, but prior to the deduction of any applicable Surrender Charges and GLWB Fees. Negative Equity Adjustments and taxes and tax penalties may also apply. Deductions for GLWB Fees are not Surrenders under the Contract. The Surrender amount is the amount of Accumulated Value surrendered, adjusted for any applicable Bond Adjustment, but prior to the deduction of any applicable Surrender Charges and GLWB Fees. and, as a result, are not subject to Bond Adjustments. However, like Surrenders, an Equity Adjustment will apply upon the deduction of GLWB Fees from an Index-Linked Segment Option before the end of a Segment Term, as well as a proportionate reduction to your Crediting Base,which could be greater than the GLWB deducted. See 8. FEES AND CHARGES — GLWB Fees. Surrender Charge — the charge deducted upon certain Surrenders taken from the Contract before the Annuitization Date. Surrender Value — the Accumulated Value adjusted for any applicable Bond Adjustment and minus any applicable Surrender Charges and GLWB Fees. A Bond Adjustment may apply regardless of when the Surrender Value is calculated, including on the Segment End Date. In calculating the Surrender Value, there is 9 not a direct adjustment for an Equity Adjustment. Instead, any applicable Equity Adjustment would be applied in calculating the Accumulated Value. Any applicable Equity Adjustment will be used to calculate the Segment Interim Value(s) that make up your Accumulated Value. The resulting Accumulated Value is then used in calculating the Surrender Value. See the definition of Accumulated Value above for more information. The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount. Transfer — the transfer of Accumulated Value among Segment Options or from the Variable Account. Transfers are only permitted to or from a Segment Option on a Segment End Date. Transfers are not permitted to the Variable Account and are only permitted from the Variable Account on a Segment Anniversary. Underlying Fund — the money market mutual fund underlying the Variable Account. The Underlying Fund is a series of an SEC-registered open-end management investment company. Unit — the accounting measure used to determine your proportionate interest, if any, in the Variable Account. Unit Value — a measure used to determine the value of an investment in the Variable Account. Unregistered Separate Account — Principal Life Insurance Company Separate Account R. Valuation Date (Valuation Days) — any day that the NYSE is open for trading, and trading is not restricted. A Valuation Day begins at the close of normal trading of the NYSE, generally 4:00 p.m. E.T., and ends at the close of normal trading of the NYSE on the next day it is open. Valuation Period — for the Variable Account, the period of time from one determination of the value of a Unit of the Variable Account the next. Each Valuation Period begins at the close of normal trading on the NYSE, generally 4:00 p.m. Eastern Time, on each Valuation Date and ends at the close of normal trading of the NYSE on the next Valuation Date. Variable Account — a division of the Registered Separate Account (also referred to as a “sub-account”) that invests in shares of the Underlying Fund. You cannot instruct us to allocate your Premium Payment or Accumulated Value to the Variable Account. The sole purpose of the Variable Account is to serve as a default reallocation option at the end of a Segment Term in the absence of Owner instructions. Variable Account Value — the value of your investment in the Variable Account, which is determined by multiplying the number of Units you own in the Variable Account by the Unit Value. we, our, us — Principal Life Insurance Company (also referred to throughout this prospectus as the Company). withdrawal — any withdrawal under the Contract, including a full withdrawal, partial withdrawal, Secure Income Withdrawal, Excess Withdrawal, withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal. you, your — the Owner of this Contract, including any Joint Owner. 2. IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT FEES AND EXPENSES Location in Prospectus Charges for Early Withdrawals If you take a withdrawal during the first six Contract Years, you may be assessed a Surrender Charge of up to 8% of the amount withdrawn. For example, if you invest $100,000 in the Contract and make an early withdrawal, you could pay a Surrender Charge of up to $8,000. This loss will be greater if there are also negative Bond Adjustments, negative Equity Adjustments, taxes or tax penalties. If you take a withdrawal or other Surrender from a Segment Option, the amount Surrendered may be subject to a Bond Adjustment. A negative Bond Adjustment will result in loss. For the 10

FEES AND EXPENSES Location in Prospectus Index-Linked Segment Options, there is no limit on the potential loss. In extreme circumstances, you could lose up to 100% of the amount Surrendered. Bond Adjustments may apply to a withdrawal, death benefit payment or Annuitization, regardless of when it occurs, including a Segment End Date If you take a withdrawal or other Surrender, or if a GLWB Fee is deducted, from an Index-Linked Segment Option prior to the Segment End Date, an Equity Adjustment will apply. A negative Equity Adjustment will result in loss. The downside protection level will not apply, so the loss could be beyond the protection provided by the buffer or floor, as applicable. In extreme circumstances, you could lose up to 100% of your investment. Equity Adjustments apply to any withdrawal, death benefit (if based on Accumulated Value), Annuitization or deduction of a GLWB Fee occurring on any day during a Segment Term other than the Segment End Date. An Equity Adjustment will also apply upon exercise of Segment Lock-In for an Index-Linked Segment Option. Losses due to negative Bond or Equity Adjustments will be greater if you also have to pay a Surrender Charge, taxes or tax penalties. 4. FEE TABLE 8. FEES AND CHARGES — Deferred Sales Load (“Surrender Charge”), Maximum Potential Loss Due to Equity or Bond Adjustment 11. INDEX-LINKED OPTION MECHANICS — Segment Interim Value 13. CONTRACT VALUES — Bond Adjustment APPENDIX B: EQUITY ADJUSTMENT CALCULATION Transaction Charges Other than Surrender Charges, Bond Adjustments and Equity Adjustments, there are no other transaction charges under the Contract. Not Applicable Ongoing Fees and Expenses (annual charges) Under the Index-Linked Segment Options, there is an implicit ongoing investment opportunity cost because we limit, through the use of caps and participation rates, the amount you can earn. In return for this limit on Index gains, you receive some protection from Index losses. The table below describes the fees and expenses that you may pay each year, depending on the investment options you choose. Please refer to your Data Page for information about the specific fees you will pay each year based on the options you have elected. 4. FEE TABLE 8. FEES AND CHARGES APPENDIX E: UNDERLYING FUND AVAILABLE UNDER THE CONTRACT FEES AND EXPENSES Location in Prospectus Charges for Early Withdrawals If you take a withdrawal during the first six Contract Years, you may be assessed a Surrender Charge of up to 8% of the amount withdrawn. For example, if you invest $100,000 in the Contract and make an early withdrawal, you could pay a Surrender Charge of up to $8,000. This loss will be greater if there are also negative Bond Adjustments, negative Equity Adjustments, taxes or tax penalties. If you take a withdrawal or other Surrender from a Segment Option, the amount Surrendered may be subject to a Bond Adjustment. A negative Bond Adjustment will result in loss. For the Index-Linked Segment Options, there is no limit on the potential loss. In extreme circumstances, you could lose up to 100% of the amount Surrendered. Bond Adjustments may apply to a withdrawal, death benefit payment or Annuitization, regardless of when it occurs, including a Segment End Date 4. FEE TABLE 11

8. FEES AND CHARGES — Deferred Sales Load (“Surrender Charge”), Maximum Potential Loss Due to Equity or Bond Adjustment 11. INDEX-LINKED OPTION MECHANICS — Segment Interim Value If you take a withdrawal or other Surrender, or if a GLWB Fee is deducted, from an Index-Linked Segment Option prior to the Segment End Date, an Equity Adjustment will apply. A negative Equity Adjustment will result in loss. The downside protection level will not apply, so the loss could be beyond the protection provided by the buffer or floor, as applicable. In extreme circumstances, you could lose up to 100% of your investment. Equity Adjustments apply to any withdrawal, death benefit, Annuitization or deduction of a GLWB Fee occurring on any day during a Segment Term other than the Segment End Date. An Equity Adjustment will also apply upon exercise of Segment Lock-In for an Index-Linked Segment Option. Losses due to negative Bond or Equity Adjustments will be greater if you also have to pay a Surrender Charge, taxes or tax penalties. 13. CONTRACT VALUES — Bond Adjustment APPENDIX B: EQUITY ADJUSTMENT CALCULATION Transaction Charges Other than Surrender Charges, Bond Adjustments and Equity Adjustments, there are no other transaction charges under the Contract. Not Applicable Ongoing Fees and Expenses (annual charges) Under the Index-Linked Segment Options, there is an implicit ongoing investment opportunity cost because we limit, through the use of caps and participation rates, the amount you can earn. In return for this limit on Index gains, you receive some protection from Index losses. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Data Page for information about the specific fees you will pay each year based on the options you have elected. 4. FEE TABLE 8. FEES AND CHARGES APPENDIX E: UNDERLYING FUND AVAILABLE UNDER THE CONTRACT Annual Fee Minimum Maximum Base Contract . . . [1.50](1) [1. 50]%(1) 1.50%(1) Base Contract . . . 1.50%(1) Investment options ........ (Underlying Fund fees and expenses) [0. 49]%(2) [0 ..49]%(2) 0.52%(2) 0.52%(2) (1) As a percentage of the Secure Income Benefit Base. This is the current GLWB Fee. We reserve the right to increase the GLWB Fee for existing Contracts up to the maximum of 2.00%. You may not terminate the GLWB prior to your 6th Contract Anniversary. If you terminate the GLWB, your Contract will not be subject to this fee in future Contract Years. 12

(2) As a percentage of the average daily net asset value of the Underlying Fund. Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning the Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that your entire Accumulated Value is in the Variable Account (even though you cannot select it for investment). It also assumes that you do not take withdrawals from the Contract. Surrender Charges and negative Bond and Equity Adjustments could substantially increase costs. Lowest Annual Cost: $1,796.79 Highest Annual Cost: $1,796.79 Assumes: • Investment of $100,000 in the Variable Account • 5% annual appreciation • Current GLWB Fee • Minimum Underlying Fund fees and expenses • No sales charges • No Transfer or withdrawals Assumes: • Investment of $100,000 in the Variable Account • 5% annual appreciation • Current GLWB Fee • Maximum Underlying Fund fees and expenses • No sales charges • No Transfers or withdrawals RISKS Location inProspectus Risk of Loss • You can lose money by investing in the Contract, including loss of principal and previous earnings. • Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the guaranteedminimum limits on Index loss currently provided under the Contract, would be: 90% loss for a 10% Buffer Rate; 80% loss for a 20% Buffer Rate; 10% loss for a 10% Floor Rate; or 0% loss for a 0% Floor Rate. You could lose a significant amount of money if an Index declines in value. The limits on Index loss offered under the Contract may change from one Segment Term to the next; however, we will always offer an Index-Linked Segment Option with a 10% Buffer Rate. • Any loss you experience will be greater if Surrender Charges, negative Bond Adjustments, negative Equity Adjustments or taxes or tax penalties also apply. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT 13

RISKS Location inProspectus Not a Short-Term Investment • The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. • The Contract’s tax deferral and long-term income features are generally more beneficial to investors with a long time horizon. • Amounts withdrawn or otherwise Surrendered under the Contract may be subject to Surrender Charges, negative Bond Adjustments, and taxes and tax penalties. In addition, for Index-Linked Segment Options, withdrawals, other Surrenders and GLWB Fee deductions before the Segment End Date may result in negative Equity Adjustments and loss of positive Index performance. • Withdrawals and other Surrenders will reduce your Crediting Base in a Segment Option. Deductions for GLWB Fees also reduce the Crediting Base. The Crediting Base for an Index-Linked Segment Option may be reduced by more than the amount removedGenerally, the Crediting Base will be proportionately reduced, and the proportionate reduction could be greater than the amount Surrendered or deducted. Reductions to your Crediting Base will result in lower Segment Interim Values for the remainder of the Segment Term and less Segment Return (if any) on the Segment End Date. • Withdrawals will reduce the death benefit, perhaps by more than the amount withdrawn. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT • Withdrawals will reduce the death benefit, perhaps by more than the amount withdrawn. Risks Associated with Investment Options • An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Index-Linked Segment Options and Variable Account). Each investment option (including the Fixed Segment Option) has its own unique risks. You should review the available investment options before making an investment decision. For Index-Linked Segment Options • The Participation Rate and Cap Rate, as applicable, may limit positive Index returns (i.e., limit upside), which may result in less earnings than the Index performance at the end of the Segment Term. For example: • If the Index Change is 5%, Participation Rate is 80% and Cap Rate is 10%, we would apply only 4% gain at the end of the Segment Term using the Participation Rate (i.e., 5% x 80% = 4%). • If the Index Change were instead 15%, we would not apply the Participation Rate, as that would result in gain (12%) exceeding the Cap Rate (10%). We would apply only 10% gain using the Cap Rate at the end of the Segment Term. • The Buffer Rate or Floor Rate (except a 0% Floor Rate), as applicable, will provide only limited protection from negative Index performance in the case of a market decline, which may result in loss at the end of the Segment Term. For example: • If the Index Change is -25% and the Buffer Rate is 10%, we will apply a 15% loss (the amount of negative Index performance that exceeds the Buffer Rate) at the end of the Segment Term. • If the Index Change is -25% and the Floor Rate is 10%, we will apply a 10% loss (the amount of negative Index performance up to the Floor Rate) at the end of the Segment Term. • While a Floor Segment Option with a 0% Floor Rate provides complete protection from negative Index performance at the end of a Segment Term, like any other 14

RISKS Location inProspectus Index-Linked Segment Option, there may be losses due to Surrender Charges, Bond Adjustments, Equity Adjustments and taxes and tax penalties. • While a Peak Buffer Segment Option provides for potential gain in the event of negative Index performance that does not exceed the Buffer Rate, a Peak Buffer Segment Option does not provide protection from any negative Index performance in excess of the Buffer Rate. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT 15

RISKS Location inProspectus Insurance Company Risks An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Fixed Segment Option and Index-Linked Segment Options), guarantees or benefits of the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request by calling 1-800-852-4450. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT RESTRICTIONS Location inProspectus Investments • The Contract is a single premium product. Additional premium payments will not be accepted. • There are restrictions that limit the investment options you may choose, and there are significant limitations on Transfers. • Transfers are permitted only on Segment End Dates (for Segment Options) or Segment Anniversaries (for the Variable Account). • Transfers to the Fixed Segment Option cannot result in your Accumulated Value in the Fixed Segment Option being more than the greater of (a) 50% of your total Accumulated Value or (b) your Secure Income Benefit Payment for the current Contract Year. • You cannot instruct us to allocate your Premium Payment or Accumulated Value to the Variable Account. • Transfers are not permitted into an Index-Linked Segment Option while there is an ongoing Segment Term for that Segment Option. • At the end of a Segment Term, Accumulated Value in the ended Segment Option will be reinvested, Transferred, withdrawn or Annuitized based on your instructions. In the absence of instructions, that amount will be re-invested in the same Segment Option for a new Segment Term (with the Cap Rate and Participation Rate or annual interest rate applicable to a new Segment Term). If the same Segment Option is no longer available, that amount will be automatically Transferred to the applicable default option. • We reserve the right to add or remove Index-Linked Segment Options and change the features for any Index-Linked Segment Option from one Segment Term to the next, including the Index and current limits on Index gains and losses (subject to contractual guarantees). and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. • We reserve the right to substitute the Index for an Index-Linked Segment Option during its Segment Term. • We reserve the right to substitute the Underlying Fund for the Variable Account. We reserve the right to close the Variable Account and remove it from the Contract. • There are restrictions related to the Secure Income Protector (GLWB). • The Contract is issued with the GLWB. You cannot voluntarily terminate the GLWB until your 6th Contract Anniversary. • The applicable Initial Secure Income Percentages and Secure Income Deferral Credit percentages are stated in the Rate Sheet Supplement in effect when you sign your Contract application. Your Initial Secure Income Percentage and Secure Income Deferral Credit percentage cannot be modified after purchase, except in limited circumstances. 16

RESTRICTIONS Location inProspectus • If the Covered Life (or oldest Covered Life, if applicable) is not at least age 591∕2 on the Contract Date, Secure Income Withdrawals are not available until the Covered Life (or oldest Annuitant, if applicable) attains age 591∕2. • Excess Withdrawals are subject to significant risk: • They may affect the availability of the GLWB by reducing the benefit by an amount greater than the value withdrawn, and could terminate the benefit and the Contract. • Excess Withdrawals may be subject to Surrender Charges, Bond Adjustments, If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. • All withdrawals before Secure Income Withdrawals are available, and all withdrawals in excess of the Secure Income Benefit Payment after Secure Income Withdrawals become available, are Excess Withdrawals. • Secure Income Withdrawals may be subject to Equity Adjustments and taxes. • Full withdrawal or Annuitization will terminate the GLWB If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. 7. INFORMATION ABOUT THE INDICES9. PURCHASING THE CONTRACT — How to Buy a Contract 10. FIXED SEGMENT OPTION MECHANICS 11. INDEX-LINKED OPTION MECHANICS 15. BENEFITS AVAILABLE UNDER THE CONTRACT 16. SECURE INCOME PROTECTOR GLWB 12. OPTIONS AT THE END OF THE SEGMENT TERM 20. ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT 17

• We reserve the right to substitute the Index for an Index-Linked Segment Option during its Segment Term. • We reserve the right to substitute the Underlying Fund for the Variable Account. We reserve the right to close the Variable Account and remove it from the Contract. • There are restrictions related to the Secure Income Protector (GLWB). • The Contract is issued with the GLWB. You cannot voluntarily terminate the GLWB until your 6th Contract Anniversary. • The applicable Initial Secure Income Percentages and Secure Income Deferral Credit percentages are stated in the Rate Sheet Supplement in effect when you sign your Contract application. Your Initial Secure Income Percentage and Secure Income Deferral Credit percentage cannot be modified after purchase, except in limited circumstances. • If the Covered Life (or oldest Covered Life, if applicable) is not at least age 591∕2 on the Contract Date, Secure Income Withdrawals are not available until the Covered Life (or oldest Annuitant, if applicable) attains age 591∕2. • Excess Withdrawals are subject to significant risk: • They may affect the availability of the GLWB by reducing the benefit by an amount greater than the value withdrawn, and could terminate the benefit and the Contract. • Excess Withdrawals may be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. • All withdrawals before Secure Income Withdrawals are available, and all withdrawals in excess of the Secure Income Benefit Payment after Secure Income Withdrawals become available, are Excess Withdrawals. • Secure Income Withdrawals may be subject to negative Equity Adjustments and taxes. • Full withdrawal or Annuitization will terminate the GLWB. TAXES Location inProspectus Tax Implications • You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract. • If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), there is no additional tax benefit from the Contract. • Withdrawals will be subject to ordinary income tax. You also may have to pay a 10% penalty tax if you take a withdrawal before age 591∕2. 21. TAXES 18

CONFLICTS OF INTEREST Location in Prospectus Investment Professional Compensation Your investment professional may receive compensation for selling the Contract to you in the form of commissions, other cash compensation (e.g., bonuses) and non-cash compensation. Your investment professional may have a financial incentive to offer or recommend the Contract to you over another investment. 9. PURCHASING THE CONTRACT — Distribution of the Contract Exchanges Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your existing contract if you determine, after comparing the features, fees and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable for you to purchase the new contract rather than continue to own your existing contract. 9. PURCHASING THE CONTRACT — Distribution of the Contract 3. OVERVIEW OF THE CONTRACT Purpose of the Contract The Contract is designed to provide a source of additional retirement income, as well as to help you accumulate retirement assets and achieve other long-term investment goals. The Contract can help supplement your retirement income through the Secure Income Protector (GLWB) or the Annuitization feature, both of which are included in the Contract. There is a charge for the GLWB while it remains in effect. The Contract also includes a death benefit to help financially protect your designated beneficiaries. The Contract may be appropriate for you if: (i) you are looking for indirect exposure to equity markets through index-linked investment options that include a level of downside protection; (ii) you have a long-term investment horizon and want to protect against the risk of you or your spouse outliving your income; (iii) you want a guaranteed lifetime withdrawal benefit that may increase in value to match the growth of your investments; (iv) you are interested in potential for tax-deferred growth; and/or (iv) you want a potential death benefit. Because of the standard GLWB, the Contract is designed for individuals who plan to take regular withdrawals from the Contract. However, you should not purchase the Contract unless you understand the risks of withdrawals. The Contract is not intended for someone who plans to take: (i) Excess withdrawals under the GLWB; (ii) withdrawals during the first six Contract Years that are subject to Surrender Charges; or (iii) withdrawalsthe Contract may not be appropriate for you if you plan to take withdrawals from an Index-Linked Segment Option prior to the end of a Segment Term, especially if you plan to take ongoing withdrawals such as GLWB withdrawals, required minimum distributions, or scheduled withdrawals. We apply an Equity Adjustment when amounts are removed from an Index-Linked Segment Option before the Segment End Date. Withdrawals will reduce the death benefit, end of a Segment Term, and if this adjustment is negative, you could lose up to 100% of your investment. The Income Distribution Program feature is designed to help you avoid Equity Adjustments on regular GLWB withdrawals, but even if you participate in that program, GLWB withdrawals could be subject to Equity Adjustments depending on your withdrawal activity. Withdrawals under the Contract could also result in significant reductions to your Accumulated Value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index gain (if any) applied at the end of a Segment Term. Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments (which could cause you to lose up to 100% of the amount Surrendered), income taxes, and income tax penalties if taken before age 59½. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index-Linked Segment Option prior to the end of a Segment Term, you should consult with a financial professional. The Contract is not intended for someone who is not comfortable with risk of loss. The Contract is not intended for someone who wants to make premium payments after the Contract Date. While the Contract currently includes the Variable Account, you cannot select it for investment. You should not purchase the Contract for the Variable Account or if you are looking for a traditional variable annuity. Phases of the Contract The Contract has two periods: (1) an accumulation period (for accumulating assets on a tax-deferred basis) and (2) an annuity period (for regular income). 19

1. Accumulation Period During the accumulation period, to help you accumulate assets, you invest your Premium Payment and Accumulated Value in one or more of the Contract’s investment optionsSegment Options. In addition, to provide regular income during the accumulation period, the GLWB guarantees the ability to take withdrawals up to a certain amount each year (Secure Income Withdrawals), regardless of your Contract’s investment performance, so long as you do not take withdrawals in excess of the annual limit (Excess Withdrawals) and other conditions are met. The Contract’s investment optionsSegment Options currently include several Index-Linked Segment Options and a Fixed Segment Option. The Contract also currently includes the Variable Account, but it cannot be selected for investment. These options Segment Options and the Variable Account are summarized below. Index-Linked Segment Options. An Index-Linked Segment Option tracks the performance of an Index for a Segment Term. We will credit gain or loss to your investment in an Index-Linked Segment Option at the end of the Segment Term based, in part, on the performance of the applicable Index. There are currently multiple Indices upon which performance may be based. Your losses could be significant if an Index declines in value. For each Index-Linked Segment Option, on the Segment End Date, gain or loss will be applied to your investment in the form of a Segment Credit. The Segment Credit will be applied to the Crediting Base, which represents the amount contributed into the Segment Option (subject to reductions for Surrenders (i.e., partial withdrawals and Annuitizations) and deduction of GLWB Fees). If the Segment Credit is positive, you gain money. If the Segment Credit is negative, you lose money. For example, assuming a Crediting Base of $20,000: • If the Segment Credit is 5%, we would apply a $1,000 gain, resulting in a Segment Value of $21,000 (i.e., $20,000 x (1 + 5%) = $21,000). • If instead the Segment Credit is -5%, we would apply a $1,000 loss, resulting in a Segment Credit of $19,000 (i.e., $20,000 x (1 + -5%) = $19,000), subject to reductions during the Segment Term. The Crediting Base will be reduced upon a Surrender or deduction of GLWB Fees. Generally, prior to the Segment End Date, the Crediting Base will be proportionately reduced, and this reduction could be greater than the amount Surrendered or the GLWB Fees deducted. On the Segment End Date, the Crediting Base will be reduced by the amount Surrendered or the GLWB Fee deducted. To calculate a Segment Credit on a Segment End Date, we first calculate the Index performance using a point-to-point methodology, resulting in the Index Change. The Index Change will be the net percentage change in the Index Value between the Segment Start Date and the Segment End Date. After calculating the Index Change, we then calculate the Segment Credit by applying the applicable downside protection feature (when the Index Change is negative) or upside limitation feature (when the Index Change is positive), as summarized further below. The Segment Credit is calculated by multiplying the Crediting Base by the Segment Return, which is determined by applying the Index-Linked Segment Option’s Buffer Rate, Peak Buffer Midpoint, Floor Rate, Cap Rate, or Participation Rate, as applicable, to the Index Change (as summarized further below under Negative Index Change and Positive Index Change). If the Index Change is 0%, the Segment Credit will be 0% (i.e., no gain or loss). At the end of a Segment Term, if the Segment Credit is positive, a gain is applied to your Crediting Base. If the Segment Credit is negative, a loss is applied to your Crediting Base. For example, assuming a Crediting Base of $20,000: • If the starting Index Value is 1000 and the ending Index Value is 1050, the Index Change will be 5%. Assuming a Cap Rate greater than 5% and a Participation Rate of 100%, the Segment Credit will be 5%. We would apply a $1,000 gain by applying the Segment Credit of 5% to your Crediting Base of $20,000, resulting in a Segment Value of $21,000 (i.e., $20,000 x (1 + 5%) = $21,000). • If instead the starting Index Value is 1000 and the ending Index Value is 750, the Index Change will be -25%. Assuming a Buffer Rate of 20%, the Segment Credit will be -5% (i.e., the extent to which the negative Index Change exceeds the Buffer Rate). We would apply a $1,000 loss by applying the 20

Segment Credit of -5% to your Crediting Base of $20,000, resulting in a Segment Value of $19,000 (i.e., $20,000 x (1 + -5%) = $19,000). Negative Index Change — To limit potential loss due to a negative Index Change, each Index-Linked Segment Option has a buffer or floor feature. The Buffer Rate or Floor Rate (except a 0% Floor Rate), as applicable, will provide only limited protection from loss in the case of negative Index performance, as follows: • For a Buffer Segment Option, the Company will absorb losses up to the Buffer Rate. You will be responsible for any loss greater than the Buffer Rate. For example, if the Index Change is -25% and the Buffer Rate is 10%, we will apply a 15% loss (the amount of negative Index Change that exceeds the Buffer Rate) at the end of the Segment Term. • For a Floor Segment Option, the Company will absorb losses greater than the Floor Rate. You will be responsible for any loss up to the Floor Rate. For example, if the Index Change is -25% and the Floor Rate is 10%, we will apply a 10% loss (the amount of negative Index Change up to the Floor Rate) at the end of the Segment Term. A 0% Floor Rate will provide complete protection from loss due to a negative Index Change. For example, if the Index Change is -25% and the Floor Rate is 0%, we will apply a 0% loss (i.e., no loss) at the end of the Segment Term. However, like any Index-Linked Segment Option, there may be losses due to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and/or taxes and tax penalties. AFor a Peak Buffer Segment Option, same as a Buffer Segment Option as described above, does not provide downside protection to the extent that a negative Index Change exceeds, you will be responsible for any loss greater than the Buffer Rate. For example, if the Index Change is -30% and the Buffer Rate is 20%, we will apply a 10% loss (the amount of negative Index Change that exceeds the Buffer Rate) at the end of the Segment Term. However, unlike a Buffer Segment Option, a Peak Buffer Segment Option has an inverse crediting feature that provides for potential gain in the event of a negative Index Change, provided that the negative Index Change does not exceed the Buffer Rate. TheIn that scenario, the amount of gain is based on the negative Index Change, Buffer Rate, and Peak Buffer Midpoint, as follows: • If the negative Index Change does not exceed the Peak Buffer Midpoint (10%), we would apply a gain equal to the opposite of the Index Change. For example, if the Index Change is -8%, we would apply an 8% gain at the end of the Segment Term (i.e., the opposite of an 8% loss). • If the negative Index Change exceeds the Peak Buffer Midpoint (10%) but not the Buffer Rate, we would apply a gain equal to the Buffer Rate less the negative Index Change. For example, assuming a Buffer Rate of 20%, if the Index Change is -14%, we would apply a 6% gain at the end of the Segment Term (i.e., 20% – 14% = 6%). • If the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss). • The amount of potential gain from negative Index performance is limited. In no event will the gain due to negative Index performance, if any, be greater than the Peak Buffer Midpoint (10%). No gain will be applied if the negative Index Change exceeds the Buffer Rate. In that event, you will realize a loss for negative Index performance in excess of the Buffer Rate. Each Index-Linked Segment Option’s limit on loss due to a negative Index Change for a single Segment Term is guaranteed not to change for so long as that Segment Option remains available under the Contract. Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the guaranteedminimum limits on Index loss currently provided under the Contract, would be: (i) 90% for a 10% Buffer Rate; (ii) 80% for a 20% Buffer Rate; (iii) 10% for a 10% Floor Rate; or (iv) 0% for a 0% Floor Rate. You could lose a significant amount of money if an Index declines in value. The limits on Index loss offered under the Contract may change from one Segment Term to the next; however, as discussed further below, we will always offer an Index-Linked Segment Option with a 10% Buffer Rate. We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of 21 the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. Positive Index Change — In exchange for providing a specified amount of downside protection, we may limit positive Index returns at the end of a Segment Term. We calculate positive Index returns using a Participation Rate and Cap Rate. The Participation Rate is the percentage of positive Index performance in which you can participate for a Segment Term. The Cap Rate serves as a maximum amount of gain you can earn due to positive Index performance at the end of a Segment Term. If the Index Change is positive, the gain applied on the Segment End Date will equal the Index Change multiplied by the Participation Rate, subject to the Cap Rate. The Participation Rate and Cap Rate operate together as follows: • If the Participation Rate is less than 100%, it will decrease your participation in the positive Index performance. For example: if the Index Change is 5%, the Participation Rate is 80% and the Cap Rate is 10%, we would apply a 4% gain using the Participation Rate (i.e., 5% x 80% = 4%). If the Index Change were instead 15%, we would apply a 10% gain, because a gain using the Participation Rate (12%) would exceed the Cap Rate (10%). • If the Participation Rate is greater than 100%, it will increase your participation in the positive Index performance. For example: If the Index Change is 5%, the Participation Rate is 120% and the Cap Rate is 10%, we would apply 6% gain using the Participation Rate (i.e., 5% x 120% = 6%). If the Index Change were instead 15%, we would apply a 10% gain, because a gain using the Participation Rate (18%) would exceed the Cap Rate (10%). • If the Participation Rate is 100%, it will neither decrease nor increase your participation in the positive Index performance. For example: if the Index Change is 5%, the Participation Rate is 100% and the Cap Rate is 10%, we would apply 5% gain using the Participation Rate (i.e., 5% x 100% = 5%). If the Index Change were instead 15%, we would apply a 10% gain, because a gain using the Participation Rate (15%) would exceed the Cap Rate (10%). • We may choose not to declare a Cap Rate for a particular Segment Option and Segment Term. In that case, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term. However, your participation in any positive Index performance would nonetheless be limited on the Segment End Date if the Participation Rate is less than 100%. The Cap Rates and Participation Rates applicable to your initial Segment Term will be listed in your Data Pages. Those Cap Rates and Participation Rates are not guaranteed for future Segment Terms. For future Segment Terms, we may declare different Cap Rates and Participation Rates. The guaranteed minimum Cap Rate is 0.50%, and the guaranteed minimum Participation Rate is 5.00%. We will not declare a Cap Rate or Participation Rate below the applicable guaranteed minimum. The guaranteed minimum Cap Rate and Participation Rate will not change for the life of the Contract. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term due to positive Index performance would be 0.50%. See “Available Segment Options” below for a listing of available Segment Options. Fixed Segment Option. We offer one Fixed Segment Option. Amounts allocated to the Fixed Segment Option earn daily interest at the declared annual interest rate for the Segment Term. We declare the annual interest rate at the beginning of the Segment Term. The initial annual interest rate for your initial 22

Segment Term will be listed in your Data Pages. We may declare different annual interest rates for future Segment Terms. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. The Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The minimum value of the Fixed Segment Option on any Surrender will never be less than the minimum nonforfeiture amount under state law. See “Available Segment Options” below for a listing of available Segment Options. Variable Account. The Variable Account invests exclusively in the shares of an underlying money market mutual fund (the Underlying Fund). The Underlying Fund has its own investment objective, strategies, risks, expenses and performance history. You cannot instruct us to allocate Premium Payment or Accumulated Value to the Variable Account. The sole purpose of the Variable Account is to serve as a default reallocation option at the end of a Segment Term, as described further below. Additional information about the Underlying Fund is provided in an appendix to this prospectus. See APPENDIX E — UNDERLYING FUND AVAILABLE UNDER THE CONTRACT. Maturity of a Segment Option. At the end of a Segment Term, Accumulated Value in the ended Segment Option will be re-invested, Transferred, withdrawn or Annuitized based on your instructions. We must receive your instructions at least two Valuation Days prior to the end of a Segment Term for the ending Segment Option. In the absence of timely instructions in Good Order, the Accumulated Value in the ended Segment Option will be automatically re-invested in the same Segment Option for a new Segment Term (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. If we do not receive timely instructions in Good Order and the same Segment Option is no longer available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the applicable default option, as follows: • If the ended Segment Option is the Fixed Segment Option, the default option will be the Variable Account. • If the ended Segment Option is an Index-Linked Segment Option, the default option will be a 1-year Index-Linked Segment Option with the same Index and Buffer Rate or Floor Rate, if available (with the Cap Rate and Participation Rate applicable to a new Segment Term). If there is no such Segment Option available, the default option will be the Fixed Segment Option (with the annual interest rate applicable to a new Segment Term). If the Fixed Segment Option is not available, the default option will be the Variable Account. • We reserve the right to change the default Segment Options as described above in the future (e.g., we may designate the sole Index-Linked Segment Option that we guarantee to make available for the life of the Contract as the default option in all cases). As each Segment Term nears its Segment End Date, we will provide at least fifteen (15) calendar days advance written notice of the Segment Options that will be available to you on the Segment End Date and where to obtain the Cap Rates, Participation Rates and annual interest rates for the new Segment Terms. Such rates will be made available to you at least seven (7) calendar days prior to the Segment Start Date and will be available at www.principal.com/individuals/invest-retire/annuities. The Cap Rate, Participation Rate or annual interest rate we declare for the new Segment Term may differ (higher or lower) from the previous Segment Term, subject to the guaranteed limits described in this prospectus. 2. Annuity Period Any time after the second Contract Year, you may Annuitize your Contract by electing to receive a stream of income payments under an annuity benefit payment option. We offer fixed annuity benefit payments only. You may elect to Annuitize the entire Contract (full Annuitization) or a portion of your Contract (partial Annuitization). Upon partial Annuitization, the non-annuitized Accumulated Value remains in the accumulation period. 23

The Annuitization Date is the date that your entire Accumulated Value has been applied to an annuity benefit payment option. The maximumlatest Annuitization Date is shown on the Data Page (referred to as the maximum Annuitization Date) and is generally the Contract Anniversary following the Annuitant’s 95th birthday. If Joint Annuitants are named on the application, the maximumlatest Annuitization Date will be set based on the age of the older Joint Annuitant. A Bond Adjustment and/or Equity Adjustment may apply upon Annuitization. If a negative Bond or Equity Adjustment applies, the amount applied to your annuity benefit payment option will be reduced. No Surrender Charges are imposed upon Annuitization. You will be unable to take withdrawals during the annuity period. All benefits from the accumulation period terminate once the Contract has been fully Annuitized, including the GLWB and the death benefit. However, if fully Annuitizing the Contract, you may annuitize your Secure Income Benefit Payment under the GLWB. No amounts will be payable upon death unless your selected annuity benefit payment option provides otherwise. If the Contract is fully Annuitized while the GLWB is in effect (either prior to or on the latest Annuitization Date), the GLWB will terminate, but you may choose to continue the income stream provided by the GLWB by electing to receive fixed payments equal to your Secure Income Benefit Payment each Contract Year until the death of the last Covered Life. If you select this option, you will forfeit your remaining Contract Accumulated Value, and we will make the payments from our own assets. Alternatively, you may choose to apply your entire Contract Accumulated Value to another annuity benefit payment option that we make available, such as Life Income, Life Income with Period Certain, Joint and Survivor, and Joint and Survivor with Period Certain. If you select one of these other options, your entire Contract Accumulated Value will be applied to the selected option and we will make the payments from our own assets. However, you should understand that you would be forfeiting the income stream provided by the GLWB (for which you paid GLWB Fees, potentially over many years), and that the income stream provided by one of these other options will generally differ in amount and/or duration compared to the income stream provided by the GLWB. The Contract is generally designed for an Owner to remain in the accumulation phase and keep the GLWB in force, while taking Secure Income Withdrawals and avoiding Excess Withdrawals, in order to maximize the likelihood that the Contract Accumulated Value will be reduced to zero for a reason other than an Excess Withdrawal, thereby triggering our lifetime payment obligations under the GLWB. In general, prior to the latest Annuitization Date, you should not fully Annuitize the Contract if your Secure Income Benefit Base is greater than your Contract Accumulated Value, as the income stream provided by your GLWB is likely more valuable than an income stream under an annuity benefit payment option. Nonetheless, it is possible that the income stream provided by an annuity benefit payment option (e.g., payments for a period certain) may be more appropriate for you based on your personal circumstances and financial goals. As such, before Annuitizing or selecting a payment option, you should consult with a financial professional and contact us toll-free at 1-800-852-4450 for a comparison of the different payout options based on your Contract. Contract Features Available Segment Options. The following table lists the Index-Linked Segment Options and the Fixed Segment Option that are currently available for investment: 24

Segment Options Available(1) Segment Terms Available (Limit on Downside Loss / Guaranteed Minimum Interest Rate) Crediting Method Indices Limits on Upside 1-Year Segment Term 2-Year Segment Term 6-Year Segment Term Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate 10% Buffer 20% Buffer 0% Floor 10% Floor 10% Buffer 10% Buffer 20% Buffer Point-to-Point Russell 2000 (Price Return Index; RTY) Participation Rate & Cap Rate 10% Buffer N/A 10% Buffer Point-to-Point SG Smart Climate Index (SGIXSMAC) Participation Rate & Cap Rate N/A N/A 10% Buffer Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) N/A 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) Fixed Fixed Segment Fixed Rate 0.05% Guaranteed Minimum Interest Rate N/A N/A (1) The availability of Segment Options may vary by broker-dealer. You may obtain information about the Segment Options that are available to you by contacting your financial professional or calling us at 1-800-852-4450. We reserve the right to add and remove Segment Options. For future Segment Terms, we guarantee that the following Segment Option will be available (subject to our right of Index substitution): Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available to you in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. Secure Income Protector (GLWB). When issued, the Contract will automatically include the Secure Income Protector (GLWB), a guaranteed lifetime withdrawal benefit. The GLWB guarantees the ability to take Secure Income Withdrawals up to the Secure Income Benefit Payment each Contract Year, subject to conditions. Secure Income Withdrawals will not reduce your future benefit. Secure Income Withdrawals are not subject to Surrender Charges or Bond Adjustments. However, they may be subject to negative Equity Adjustments and taxes. In addition, if taken prior to a Segment End Date, Secure Income Withdrawals will not be credited with any interest at the end of the Segment Term. Excess Withdrawals under the GLWB are subject to significant risk. All withdrawals before Secure Income Withdrawals are available, and all withdrawals in excess of the Secure Income Benefit Payment after Secure Income Withdrawals become available, are Excess Withdrawals. Excess Withdrawals will reduce your future benefit, and the reduction may be more than the amount withdrawn. If an Excess Withdrawal reduces your Secure Income Benefit Base to zero, the GLWB and the Contract will immediately terminate. Excess Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. 25

While the GLWB remains in effect, if your Accumulated Value is reduced to zero due to a Secure Income Withdrawal, investment performance or GLWB Fees (i.e., any reason other than an Excess Withdrawal), we will pay the applicable Secure Income Benefit Payment each Contract Year for life pursuant to your elections. Access to your Money. You may withdraw all or a portion of your Accumulated Value at any time before the Annuitization Date. However, withdrawals and other Surrenders may be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. Withdrawals and other Surrenders will reduce the death benefit, perhaps by more than the amount withdrawn. Excess Withdrawals under the GLWB could significantly reduce or even terminate the GLWB and the Contract. You should consult with your financial professional about the risks associated with withdrawals and other Surrenders under the Contract. In accessing your money, you could lose a significant amount of money due to a negative Bond Adjustment or Equity Adjustment. Bond Adjustments and Equity Adjustments are related to the value of the fixed income assets and derivative assets, respectively, that we may hold in support of our financial obligations under the Contract. These adjustments shift risk related to those assets from us to Owners. Any losses you incur due to negative Bond or Equity Adjustments will be greater if you also have to pay Surrender Charges or taxes or tax penalties. • Bond Adjustments. Upon taking a Surrender from an Index-Linked or Fixed Segment Option, the amount removed from the Segment Option may be subject to a Bond Adjustment. A Bond Adjustment may be positive, negative, or equal to zero. A negative Bond Adjustment will result in loss. A Bond Adjustment may apply regardless of when the Surrender occurs, including on a Segment End Date. Bond Adjustments are not reflected in Accumulated Value. They are applied to the amount Surrendered, increasing or decreasing the amount payable. Generally, if interest rates have increased since the beginning of the current Bond Adjustment period, the Bond Adjustment will reduce the Surrender amount, and if interest rates have decreased since the beginning of the current Bond Adjustment period, the Bond Adjustment will increase the Surrender amount. For amounts removed from an Index-Linked Segment Option, there is no limit on the potential loss due to a negative Bond Adjustment. In extreme circumstances, you could lose up to 100% of the amount Surrendered. For amounts removed from a Fixed Segment Option, the maximum amount of loss due to a Bond Adjustment is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option will not be less than the minimum nonforfeiture amount. Any withdrawal, Annuitization or death benefit (if based on Accumulated Value), regardless of when it occurs (even a Segment End Date), is subject to a Bond Adjustment, except that a Bond Adjustment will not apply to: (i) withdrawals of the Free Surrender Amount; (ii) Secure Income Withdrawals under the GLWB; (iii) RMD withdrawals; (iv) withdrawals or other Surrenders deducted from the Initial Holding Account or the Variable Account; or (v) exercise of the Contract’s free look rights. Also, a Bond Adjustment will be zero (0%) on any Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). • Equity Adjustments. Upon any withdrawal, Annuitization or death benefit (if based on Accumulated Value), or if a GLWB Fee is deducted, from an Index-Linked Segment Option prior to the Segment End Date, an Equity Adjustment will apply. An Equity Adjustment will also apply upon exercise of Segment Lock-In for an Index-Linked Segment Option. An Equity Adjustment may be positive, negative, or equal to zero. A negative Equity Adjustment will result in loss. A negative Equity Adjustment could result in a loss beyond the downside protection for an Index-Linked Segment Option. In extreme circumstances, you could lose up to 100% of your investment. Equity Adjustments are reflected in Segment Interim Values. Prior to the Segment End Date for an Index-Linked Segment Option, the Segment Interim Value represents the amount of Accumulated Value that you have in that Segment Option. Segment Interim Value is not directly tied to the Index performance. Rather, Segment Interim Value is calculated by applying an Equity Adjustment to your Crediting Base, which provides a current estimate of the value of the Segment Option at the end of the Segment Term. An Equity Adjustment could have a negative impact on the Segment 26

Interim Value. The Segment Interim Value may result in a loss even if the Index Value at the time the Segment Interim Value is calculated is higher than the Index Value on the Segment Start Date. Generally, the Segment Interim Value will be lower earlier in a Segment Term or if the current Index Value is less than the beginning Index Value. Application of a negative In addition to an Equity Adjustment, upon withdrawal or Annuitization, or upon the deduction of a GLWB Fee, prior to the Segment End Date, your Crediting Base in the Index-Linked Segment Option will be reduced. In general, the reduction will be proportionate and could be greater than the amount withdrawn or Annuitized or the GLWB Fee deducted. A reduction to your Crediting Base will result in lower Segment Interim Values for the remainder of the Segment Term, and will result in less gain or more loss, as applicable, at the end of aless gain or more loss, as applicable, at the end of the Segment Term. Initial Holding Account. Beginning on the Contract Date, your Premium Payment (plus credited interest) will be temporarily held in the Initial Holding Account. The Initial Holding Account credits daily interest. Interest will be credited at a fixed rate determined at Contract issue. The Guaranteed Minimum Interest Rate for the Initial Holding Account will be 0.05%. You bear the risk that we will not credit interest at a rate greater than the Guaranteed Minimum Interest Rate. Your Premium Payment (plus credited interest) will be allocated from the Initial Holding Account to your selected Segment Option(s) on the next Segment Start Date (i.e., the next 9th or 23rd of any month), if we received the Premium Payment at least two Valuation Days prior to the next Segment Start Date (or the Valuation Day prior to the next Segment Start Date if it does not start on a Valuation Day). If not received by then, the Premium Payment will be allocated to your selected Segment Option(s) on the Segment Start Date immediately following the next Segment Start Date. For example, if we receive your application in Good Order and your Premium Payment on the 8th of the month (and the 9th is a Valuation Day), your Segment Start Date will be the 23rd of that same month (unless we exercise our right described in the next paragraph). The Segment Start Date would not be the 9th because your application and Premium Payment were not received two or more Valuation Days prior to the 9th. We reserve the right to hold your Premium Payment (plus credited interest) in the Initial Holding Account until the end of the free look period. If we exercise this right, your Premium Payment would be held in the Initial Holding Account for the duration of the free look period plus the number of days until the next Segment Start Date after the free look period expires. Please note that free look periods vary by state. See APPENDIX D for state variations. Depending on when we receive your Premium Payment, when Valuation Days occur in a given calendar month, and the length of the free look period under your Contract, it is possible that your Premium Payment (plus credited interest) could be held in the Initial Holding Account for an extended period of time, potentially multiple months. The Contract does not include a specific maximum number of days that the Premium Payment (plus credited interest) may be held in the Initial Holding Account. The specific number of days will depend on your circumstances, the allocation rules described above, and potentially factors that are beyond our control, such as unanticipated closures of the NYSE. For example, assume that we receive your application in Good Order and your Premium Payment on October 9, 2024, we exercise our right to hold your Premium Payment in the Initial Holding Account until the end of the free look period, and the longest free look period currently possible of 45 days (for replacement Contracts issued in Pennsylvania) applies. Based on these assumptions, your Premium Payment (plus credited interest) would remain in the Initial Holding Account until December 9, 2024 (61 days total). Free Surrender Amount. There is a Free Surrender Amount each Contract Year. Withdrawals of the Free Surrender Amount are not subject to Surrender Charges or Bond Adjustments, but may be subject to negative Equity Adjustments, taxes and tax penalties. Annuitizations are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but are subject to Bond Adjustments. Partial Annuitizations count against your remaining Free Surrender Amount (if any) for a Contract Year, thereby reducing any Free Surrender Amount remaining for subsequent withdrawals during the same Contract Year. Death benefits are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but are subject to Bond Adjustments. 27

Income Distribution Program. If the GLWB is in effect and you are eligible to take Secure Income Withdrawals, this feature allows you to automatically Transfer at the start of each Segment Term an amount equal to your Secure Income Benefit Payment from ended Index-Linked Segment Option(s) to the Fixed Segment Option, such that those amounts may be withdrawn from the Fixed Segment Option as Secure Income Withdrawals and without incurring Surrender Charges, an Equity Adjustment or a Bond Adjustment. Segment Lock-Ins. These features allow you to lock in an Index-Linked Segment Option’s Equity Adjustment prior to the Segment End Date. Segment Lock-In is available with all of the Index-Linked Segment Options for no additional charge. Segment Lock-In may be of interest to people who are interested in eliminating some of the uncertainty regarding Index performance for the remainder of a Segment Term, or who want to potentially limit the impact of a negative Segment Credit they may otherwise receive. You should consult with a financial professional before executing Segment Lock-In for an Index-Linked Segment Option. There are significant risks associated with Segment Lock-In. At the time you exercise a Segment Lock-In, you will not know the locked-in Equity Adjustment. The locked-in Equity Adjustment could be lower than you anticipated. If you lock-in a negative Equity Adjustment, you will be locking-in a loss, which could be significant. See 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Segment Lock-In Risk and 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Segment Lock-In Feature. Tax Treatment. Your Premium Payment accumulates on a tax-deferred basis. Your earnings are not taxed until money is taken out of the Contract, such as when you make a withdrawal, you receive an income payment or a death benefit is paid. Death Benefit. The GLWBContract includes a death benefit during the accumulation period. If GLWB is in effect, the death benefit will be the greater of (i) Accumulated Value, subject to the Bond Adjustment (which could be negative) or (ii) your Premium Payment, subject to dollar-for-dollar reductions for partial Surrenders (includingand any applicable Surrender Charges and GLWB Fees). If the GLWB is not in effect, the death benefit will be the same, except your Premium Payment will be subject to proportionate reductions for partial Surrenders (includingand any applicable Surrender Charges and GLWB Fees), in which case the reduction could be greater than the amount Surrendered. Partial withdrawals, partial Annuitizations, negative Bond Adjustments, and negative Equity Adjustments could significantly reduce the death benefit. Critical Need Surrender Charge Waiver Rider. This rider is included in the Contract for no additional charge. The rider waives the Surrender Charge after the first Contract Anniversary if the Owner or Annuitant has a critical need (i.e., confinement to a health care facility, terminal illness diagnosis, or total and permanent disability). Surrenders under this rider are not subject to Surrender Charges, but may be subject to negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. 4. FEE TABLE The following tables describe the fees and expenses that you will pay when buying, owning and Surrendering or making withdrawals from the Contract. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected. The first table describes the fees and expenses you will pay at the time that you buy the Contract, Surrender or make withdrawals from the Contract, or transfer Contract value between the investment options. State premium taxes may also be deducted. Transaction Expenses Maximum Surrender Charge(1) (as a percentage of the amount Surrendered) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8% Maximum Potential Loss due to a Bond Adjustment(2) (as a percentage of the amount Surrendered from an Index-Linked Segment Option) ..... 100% Maximum Potential Loss due to an Equity Adjustment(3) (as a percentage of your investment in an Index-Linked Segment Option) ............. 100% 28

(1) Surrender Charges apply to withdrawals during the first six Contract Years. The Surrender Charge declines during the first six Contract Years according to the following schedule: Contract Year Surrender Charge (as a percentage of the amount Surrendered) 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8% 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8% 3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7% 4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6% 5 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5% 6 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4% 7+ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0% Each Contract Year, there is a Free Surrender Amount equal to the greater of (i) 10% of your Premium Payment; (ii) the Secure Income Benefit Payment; or (iii) your RMD amount, as applicable. Withdrawals of the Free Surrender Amount are not subject to Surrender Charges or Bond Adjustments, but may be subject to negative Equity Adjustments and taxes and tax penalties. (2) Any withdrawal, Annuitization or death benefit (if based on Accumulated Value), regardless of when it occurs (even a Segment End Date), is subject to a Bond Adjustment, except that a Bond Adjustment will not apply to: (i) withdrawals of the Free Surrender Amount; (ii) Secure Income Withdrawals; (iii) RMD withdrawals; (iv) withdrawals or other Surrenders deducted from the Initial Holding Account or the Variable Account; or (v) exercise of the Contract’s free look rights. Also, a Bond Adjustment will be zero (0%) on any Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). For amounts removed from the Fixed Segment Option, the maximum amount of loss due to a Bond Adjustment is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities which means the minimum amount available from the Fixed Segment Option will not be less than the minimum nonforfeiture amount under state law. (3) An Equity Adjustment will apply upon any withdrawal, Annuitization or death benefit (if based on Accumulated Value), or if a GLWB Fee is deducted, from an Index-Linked Segment Option prior to the Segment End Date. An Equity Adjustment will also apply upon exercise of Segment Lock-In for an Index-Linked Segment Option. In addition to an Equity Adjustment, upon withdrawal or Annuitization, or upon the deduction of a GLWB Fee, prior to the Segment End Date, your Crediting Base in the Index-Linked Segment Option will be reduced. In general, the reduction will be proportionate and could be greater than the amount withdrawn or Annuitized or the GLWB Fee deducted. A reduction to your Crediting Base will result in lower Segment Interim Values for the remainder of the Segment Term, and less gain or more loss, as applicable, at the end of the Segment Term. The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Underlying Fund fees and expenses). Annual Contract Expenses Base Contract Expenses(1) (as a percentage of the Secure Income Benefit Base) ............................ 2.00% (1) Referred to elsewhere in this prospectus as the GLWB Fee. This is the maximum fee for the Secure Income Protector (GLWB). The current GLWB Fee new for new Contracts is 1.50%. We reserve the right to increase the GLWB Fee for existing Contracts up to the maximum. You may not terminate the GLWB prior to your 6th Contract Anniversary. If you terminate the GLWB, you will not be subject to this fee in future Contract Years. In addition to the fee described above, under the Index-Linked Segment Options, there is an implicit ongoing investment opportunity cost because we limit, through the use of caps and participation rates, the amount you can earn. In return for this limit on Index gains, you receive some protection from Index losses. 29

Annual Underlying Fund Expenses The next table shows the minimum and maximum total operating expenses charged by the Underlying Fund that you may pay periodically during the time that you own the Contract. These expenses are for the period ended December 31, 2023, and may fluctuate from year to year. More information about the Underlying Fund, including its annual expenses, may be found in Appendix E. Annual Underlying Fund Expenses (expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses) .................... [0. 49]% 0.52% Example This Example is intended to help you compare the cost of investing in the Variable Account with the cost of investing in other annuity contracts that offer variable investment options. These costs include Transaction Expenses, Annual Contract Expenses and Annual Underlying Fund Expenses. The Example assumes all Accumulated Value is allocated to the Variable Account, even though you cannot instruct us to allocate your Premium Payment or Accumulated Value to the Variable Account. The Example does not reflect Bond Adjustments or Equity Adjustments. Your costs would differ from those shown below for an investment in the Index-Linked Segment Options or Fixed Segment Option. The Example assumes that you invest $100,000 in the Variable Account for the time periods indicated, that the GLWB remains in effect, and that the maximum GLWB Fee applies. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be: (1) If you Surrender your Contract at the end of the applicable time period: 1 year 3 years 5 years 10 years $[9,875.70] 9,903.00 $[14,567.1 9] $[18,456.3 1] $[29,700. 59] $14,552.00 $18,139.00 $27,962.00 (2) If you Annuitize your Contract at the end of the applicable time period 1 year 3 years 5 years 10 years N/A* $[7,743.1 4] $[13,456.3 1] $[29,700. 59] $7,694.00 $13,139.00 $27,962.00 (3) If you do not Surrender your Contract: 1 year 3 years 5 years 10 years $[2,477.58] 2,507.00 $[7,743.1 4] $[13,456.3 1] $[29,700. 59] $7,694.00 $13,139.00 $27,962.00 * Annuitization not permitted until after the second Contract Year. 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT Risk of Loss in Index-Linked Segment Options An investment in this Contract is subject to the risk of poor investment performance of the Index-Linked Segment Options to which you have allocated Accumulated Value. You can lose money by investing in this Contract, including loss of principal and/or prior earnings. While limited protection from losses is provided under your Contract through a Buffer Segment Option, Peak Buffer Segment Option, or Floor Segment Option, you bear some level of the risk of decline in your Contract’s Accumulated Value resulting 30 from the performance of the Index-Linked Segment Options and the risk of losses may be significant. Because of potential Equity Adjustments and/or Bond Adjustments, in extreme circumstances it is theoretically possible the total loss could be 100% (i.e., a complete loss of your Premium Payment and any prior earnings) even if your Contract is outside of the Surrender Charge period. While the Equity Adjustment only applies on dates other than the Segment End Date, the Bond Adjustment may always apply, even on the Segment End Date. For additional information, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS. Risk of Loss in Exercising Free Look Upon exercising your free look rights, the amount we will return to you will be based on the state law applicable to your Contract as follows: • In the states that require us to return your Premium Payment, we will return your Premium Payment without any interest earned. • In states where we return your Contract Accumulated Value, the free look amount will be the Contract Accumulated Value plus any premium tax charge deducted. If you have elected to have taxes withheld, we will subtract any applicable federal and state income tax withholding from the amount returned to you. In addition, with respect to any portion of your Premium Payment allocated to an Index-Linked Segment Option, you assume risk of loss due to the possibility of a negative Equity Adjustment. As a result, you may receive less money upon the exercise of your free look rights than you paid into the Contract in Premium Payment. • In states that require us to return the greater of your Premium Payment and your Contract Accumulated Value, the free look amount will be the greater of the values in the previous two bullets. For additional information, see 9. PURCHASING THE CONTRACT — Right to Examine the Contract (Free Look). Initial Holding Account Risk When you first invest in the Contract, your Premium Payment will be held in the Initial Holding Account temporarily. While in the Initial Holding Account the amount invested earns only a fixed interest rate. We determine the annual interest rate for the Initial Holding Account at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest at a rate greater than the Guaranteed Minimum Interest Rate. Your Premium Payment (plus credited interest) will be allocated from the Initial Holding Account to your selected Segment Option(s) on the next Segment Start Date (i.e., the next 9th or 23rd of any month), if we received the Premium Payment at least two Valuation Days prior to the next Segment Start Date (or the Valuation Day prior to the next Segment Start Date if it does not start on a Valuation Day). If not received by then, the Premium Payment will be allocated to your selected Segment Option(s) on the Segment Start Date immediately following the next Segment Start Date. We reserve the right to hold your Premium Payment (plus credited interest) in the Initial Holding Account until the end of the free look period. If we exercise this right, your Premium Payment would be held in the Initial Holding Account for the duration of the free look period plus the number of days until the next Segment Start Date after the free look period expires. Please note that free look periods vary by state. See APPENDIX D for state variations. Depending on when we receive your Premium Payment, when Valuation Days occur in a given calendar month, and the length of the free look period under your Contract, it is possible that your Premium Payment (plus credited interest) could be held in the Initial Holding Account for an extended period of time, potentially multiple months. The Contract does not include a specific maximum number of days that the Premium Payment (plus credited interest) may be held in the Initial Holding Account. The specific number of days will depend on your circumstances, the allocation rules described above, and potentially factors that are beyond our control, such as unanticipated closures of the NYSE. For example, assume that we receive your application in Good Order and your Premium Payment on October 9, 2024, we exercise our right to hold your Premium Payment in the Initial Holding Account until the end of the free look period, and the longest free look period currently possible of 45 days (for replacement Contracts issued 31 in Pennsylvania) applies. Based on these assumptions, your Premium Payment (plus credited interest) would remain in the Initial Holding Account until December 9, 2024 (61 days total). For additional information, see 9. PURCHASING THE CONTRACT — Initial Holding Account. Index Performance Risk If you invest in an Index-Linked Segment Option, you will be exposed to the investment risks associated with the applicable Index, including the following: • The performance of an Index is based on changes in the values of the securities or other assets that comprise or define the Index. The securities and assets comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated and interrelated. • The performance of an Index will fluctuate, sometimes rapidly and unpredictably. Both short-term and long-term negative Index performance, over one or multiple Segment Terms, may cause you to lose principal or previous earnings. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Segment Term or multiple Segment Terms. • Each Index’s performance is subject to market risk, equity risk, and issuer risk (in addition to other risks identified in this section): • Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable. • Equity Risk. Each Index is comprised of equity securities. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular financial market, or other asset classes. • Issuer Risk. The performance of each Index depends on the performance of individual securities included in the Index. Changes in the financial condition, credit rating, or public perception of an issuer of those securities may cause the value of the issuer’s securities to decline. In recent years, the financial markets have at times experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, natural disasters, public health crises, inflation, political and social developments, and military and governmental actions. You should consult with your financial professional about how market conditions may impact your investment decisions under the Contract. • We calculate an Index Change by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat for the Segment Term as a whole (including a multi-year Segment Term) even if the Index performed positively for certain periods of time during the Segment Term. • An investment in an Index-Linked Segment Option is not an investment in the companies that comprise the applicable Index. You will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that make up the Indices. • With the exception of the SG Smart Climate Index (which is subject to other drags on performance as described below), the Indices do not reflect dividends paid on the securities comprising an Index, which The S&P 500® Price Return Index and the Russell 2000® Price Return Index are “price return” indices, meaning the Index return does not include any dividends or other distributions declared by the companies included in the Index. This results in lower Index Values and, therefore, may negatively impact the performance of the Contract. The SG Smart Climate Index reflects deductions and costs that result in lower Index Values and, therefore, may negatively impact the performance of the Contract. In addition to the foregoing, each Index has its own unique risks, as follows: 32

• The S&P 500® Price Return Index This Index is comprised of equity securities issued by large-capitalization (“large cap”) U.S. companies. Generally, it is more difficult for large-cap companies to pivot their strategies quickly in response to changes in their industry. In addition, because they typically are more well-established, it is rare to see large-cap companies have the high growth rates that can be seen with small-capitalization (“small cap”) companies. • Russell 2000® Price Return Index This Index is comprised of equity securities of small-cap U.S. companies. Generally, the securities of small-cap companies are more volatile and riskier than the securities of large-cap companies. • SG Smart Climate Index This Index provides investment exposure to the performance of large-capitalization U.S. stocks that are selected based on proprietary climate risk preparedness scores and certain environmental, social, and governance (ESG) filters. The Index provides exposure to such stocks through its underlying Index, the SG Climate Transition Risk Index (the “Underlying SGI Index”). The Index is subject to several risks, such as the following: • ESG Methodology Risk. The Underlying SGI Index is composed of stocks that are selected based on an ESG methodology that includes climate risk scores and ESG exclusion filters. Investors’ views about ESG matters may differ from the Underlying SGI Index’s ESG methodology. As such, the ESG methodology may not reflect the beliefs or values of any particular investor. There is no guarantee that the ESG methodology will ultimately enhance the performance of the Index. The ESG methodology could detract from the performance of the Index, as companies with lower ESG ratings may perform better than companies with higher ESG ratings over the short or long term. Due to the inherent difficulty of forecasting within complex systems and the general unpredictability of future events, there is no guarantee that the predictive climate risk models used by the Underlying SGI Index will identify stocks that will perform well if climate events occur. Amounts invested in a Segment Option that is linked to the Index are not invested in the Index, the Underlying SGI Index, or the underlying stocks. Amounts that you invest in the Contract become assets of the Company. The assets in the Company’s General Account and the Separate Account, which the Company invests to support its payment obligations under the Contract, are not invested based on ESG factors. • Performance Drag Risk. The performance of the Index will always be worse than the performance of the underlying index. The Index reflects deductions that reduce performance, including a negative performance adjustment equal to 1.50% and fixed replication costs equal to 0.50%, each as an annualized percentage of Index Value. In addition, the performance of the Index is reduced by assumed costs of borrowing equal to the U.S. Federal Funds Rate. Without these deductions, the performance of the Index over any one year period would be higher by approximately 2.00% plus the U.S. Federal Funds Rate. While these deductions are not charges under the Contract, they result in lower Index Values and may therefore negatively impact the performance of your Contract. • Large-Cap Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large-capitalization companies has trailed the overall performance of the broader securities markets. • Index Disruption Risk. Disruptive and extraordinary events could impair the operation of the Index or the Underlying SGI Index. For example, these events could relate to the unavailability of necessary data to apply the ESG methodology, an insufficient number of eligible stocks, or the termination or breach of a third-party licensing agreement. Should a disruptive or extraordinary 33 event occur, the Index provider may take any actions permitted by the Index rules, such as postponing calculations or rebalances, adjusting the terms of an Index to preserve its economic characteristics, restating Index values, or discontinuing the Index. • New Index Risk. The Index and the Underlying SGI Index have limited performance histories. Generally, there is less publicly available information about the Index and the Underlying SGI Index compared to more established market indexes. Inquiries regarding the Index or the Underlying SGI Index should be directed to your financial professional or Principal Life Insurance Company either by: • Calling us at 1-800-852-4450 between the hours of 7 a.m. and 6 p.m. Central Time • Sending us your inquiry at the below address: Principal Life Insurance Company Attn: RIS Annuity Services P O Box 9382 Des Moines, Iowa 50306-9382 For more detailed information about this and the other available Indices, see APPENDIX A — INDEX DISCLOSURES. Liquidity Risks Liquidity Risk Generally This Contract is not suitable as a short-term savings vehicle and is not appropriate if you need ready access to cash. The benefits of tax deferral and allocation to Segment Options for the full Segment Terms are better for investors with long investment time horizons. Surrender charges apply for up to six years after the Premium Payment and these charges will reduce the value of your Contract if you withdraw money during that time. A Bond Adjustment will generally apply to a withdrawal, death benefit (if based on Accumulated Value) or Annuitization from any Segment Option on any date (including a Segment End Date), subject to certain exceptions discussed in this prospectus. For example, Secure Income Withdrawals under the GLWB and withdrawals of the Free Surrender Amount are not subject to Bond Adjustments. The dollar amount of a Bond Adjustment is calculated based on the reduction to the Crediting Base for a Segment Option, and is then applied to the amount Surrendered. A partial withdrawal or Annuitization may reduce the Crediting Base by more than the amount Surrendered.In extreme circumstances, you could lose up to 100% of the amount Surrendered due to a negative Bond Adjustment. See 10. CONTRACT VALUES — Bond Adjustment for additional information. While the Contract provides for a Free Surrender Amount not subject to Surrender Charges or Bond Adjustments, the Free Surrender Amount is limited, and withdrawals of the Free Surrender Amount may be subject to negative Equity Adjustments and taxes. There also may be adverse tax consequences if you take early withdrawals from the Contract, including amounts withdrawn from the Contract being subject to a 10% federal penalty if taken before age 591∕2, which would be in addition to any other federal or state income taxes payable. Limits on Transfers Between Segment Options The restrictions applicable to Transfers also creates liquidity risk. You are only able to make Transfers of Accumulated Value among the various Segment Options at the end of a Segment Term. This significantly limits your ability to react to changes in market conditions during Segment Terms. Transfers to the Fixed Segment Option are subject to additional limits. The maximum you can allocate to the Fixed Segment Option for the initial Segment Term is 50%. Also, while the GLWB remains in effect, at the end of a Segment Term, Transfers to the Fixed Segment Option cannot result in your Accumulated Value in the Fixed Segment Option being more than the greater of (a) 50% of your total Accumulated 34

Value or (b) your Secure Income Benefit Payment for the current Contract Year. This restriction will only be applicable if the Fixed Segment Option is involved in Youryour Transfer request. Your Transfer requests must be received by us at least two Valuation Days prior to the end of a Segment Term. If you submit a Transfer request but we do not receive it prior to the start of that two-day period, your Accumulated Value will be automatically re-invested as described in 9. 12. OPTIONS AT END OF SEGMENT TERM. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. If the Segment End Date is not on a Valuation Day, the Valuation Day prior to the Segment End Date is the end of that two-day period. For example, if the Segment End Date is a Saturday, the end of the two-day period is the preceding Friday, and your Transfer request must be received by us before the end of the Valuation Day on the preceding Wednesday. This example assumes no holidays during this period. In the absence of timely instructions in Good Order, the Accumulated Value in the ended Segment Option will be automatically re-invested in the same Segment Option for a new Segment Term (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. If we do not receive timely instructions in Good Order and the same Segment Option is no longer available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the applicable default option, as follows: • If the ended Segment Option is the Fixed Segment Option, the default option will be the Variable Account. • If the ended Segment Option is an Index-Linked Segment Option, the default option will be a 1-year Index-Linked Segment Option with the same Index and Buffer Rate or Floor Rate, if available (with the Cap Rate and Participation Rate applicable to a new Segment Term). If there are multiple such Segment Options available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the one with the higher Cap Rate limitation. If there is no such Segment Option available, the default option will be the Fixed Segment Option (with the annual interest rate applicable to a new Segment Term). If the Fixed Segment Option is not available, the default option will be the Variable Account. We reserve the right to change the default options as described above in the future (e.g., we may designate the sole Index-Linked Segment Option that we guarantee to make available for the life of the Contract as the default option in all cases). Please note, the Cap Rate, Participation Rate, or annual interest rate we declare for the new Segment Term may differ (higher or lower) from the previous Segment Term, subject to the guaranteed limits described in this prospectus. Transfers from a Segment Option are only allowed on the Segment End Date. If you wish to Transfer, you must Notify us at least two Valuation Days prior to the end of the Segment Term for the given Segment Option. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. If you fail to Transfer Accumulated Value at the end of a Segment Term and do not wish to remain invested in a particular Segment Option for another Segment Term, you may take a full withdrawal of the related Accumulated Value. Withdrawing all or some of the Accumulated Value may cause you to incur Surrender Charges, negative Bond Adjustments, negative Equity Adjustments, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. For additional information, see 9. 12. OPTIONS AT END OF SEGMENT TERM. Liquidity Risks Related to Segment Interim Value See “Segment Interim Value Risk” below for information on how liquidity risks relate to our Interim Value calculation. Consequences of Withdrawals/Surrenders Generally 35

There is a risk of loss of principal and/or prior earnings if you take a withdrawal from your Contract during the first six Contract Years where a Surrender Charge would be deducted. Withdrawals may also be subject to negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties, all of which may result in loss of principal and/or prior earnings. These may result in loss even when an investment option has increased in valuethe Index for an Index-Linked Segment Option has performed positively. Withdrawals will also reduce the death benefit, perhaps by more than the amount withdrawn. Withdrawals under the Contract include full withdrawals, partial withdrawals, GLWB withdrawals (Secure Income Withdrawals and Excess Withdrawals), RMD withdrawals, scheduled withdrawals, unscheduled withdrawals, and withdrawals of the Free Surrender Amount. Annuitizations and death benefits are subject to similar risks as withdrawals. They may be subject to negative Bond Adjustments whenever they occur, even on a Segment End Date. They may also be subject to negative Equity Adjustments if they occur prior to a Segment End Date for an Index-Linked Segment Option. If you set up scheduled withdrawals, your exposure to these risks will repeat as long as the scheduled withdrawals continue. The only ongoing Contract charge with this Contract is the charge for the Secure Income Protector GLWB. While the Secure Income Protector GLWB remains in effect, the ongoing charge could also cause amounts available for withdrawal under your Contract to be less than what has been invested in the Contract, even if Index performance has been positive. The limits on downside loss provided by the floor feature or buffer feature, as applicable, are for the entire Segment Term for a particular Segment Option and are not annual limits. We may defer payments under this Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral. For additional information, see 14. WITHDRAWALS. Secure Income Protector (GLWB) Risks You should not purchase the Contract if you do not want the Secure Income Protector (GLWB). The Contract is automatically issued with the GLWB, and there is an annual ongoing fee for the benefit. Prior to your 6th Contract Anniversary, you cannot terminate the GLWB without fully withdrawing or AnnuitizingSurrendering the Contract. A full withdrawal or AnnuitizationSurrender may be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments, taxes and tax penalties. In addition, Annuitizations are not available until after the second Contract Year. If you remove the GLWB, you will have paid for the benefit without receiving its financial benefits, if any. You will begin paying GLWB Fees immediately rather than the date that you begin taking Secure Income Withdrawals. You could be paying GLWB Fees for many years before you begin taking Secure Income Withdrawals. The GLWB is designed to help protect against the risk of poor investment performance and the risk of outliving your money. However, there is no guarantee that the GLWB will be sufficient to meet your future income needs, and there is no guarantee that you will realize any financial benefit from the GLWB. The GLWB does not guarantee that you will receive any earnings on your Premium Payment. You should carefully weigh the benefits of the GLWB against its annual charge and in light of the market downside protections that are already provided by the Index-Linked Segment Options. Secure Income Withdrawals under the GLWB are taken from your own Accumulated Value until it is reduced to zero. If your Accumulated Value is never reduced to zero for a reason other than an Excess Withdrawal, our payment obligations under the GLWB will never be triggered. There may be minimal chance under the GLWB of outliving your Accumulated Value and receiving lifetime payments from us. There is no guarantee that the GLWB will meet your retirement income needs or that you will realize any financial benefit. The GLWB’s lifetime withdrawal guarantees are subject to terms and conditions that, if not followed, could result in significant reductions to or termination of the benefit. The GLWB guarantees the ability to take Secure Income Withdrawals up to the Secure Income Benefit Payment each Contract Year. If the Covered Life (or oldest Covered Life, if applicable) is not at least age 591∕2 on the Contract Date, Secure Income Withdrawals are not available until the date that the Covered Life 36

(or oldest Covered Life, if applicable) attains age 591∕2. Once Secure Income Withdrawals are available, all withdrawals, as well as partial Annuitizations, count against your Secure Income Benefit Payment. Any Surrender in excess of the Secure Income Benefit Payment will be treated like an Excess Withdrawal for purposes of calculating the reduction in your future benefit. Secure Income Withdrawals will not reduce your future benefit and are not subject to Surrender Charges or Bond Adjustments, but they may be subject to negative Equity Adjustments and taxes. In addition, if taken prior to a Segment End Date for an Index-Linked Segment Option, Secure Income Withdrawals will not be credited with any interest at the end of the Segment Term. Excess Withdrawals under the GLWB are subject to significant risk. All withdrawals prior to Secure Income Withdrawals becoming available, and all withdrawals in excess of the Secure Income Benefit Payment after Secure Income Withdrawals become available, are Excess Withdrawals. Excess Withdrawals will reduce your future benefit, and the reduction may be more than the amount withdrawn due to proportionate reductions in your Secure Income Benefit Base. If an Excess Withdrawal reduces your Secure Income Benefit Base to zero, the GLWB and the Contract will immediately terminate. Excess Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. You should not purchase the Contract if you expect to take Excess Withdrawals. The Income Distribution Program automatically Transfers at the start of each Segment Term an amount equal to your Secure Income Benefit Payment from your ended Index-Linked Segment Option(s) to the Fixed Segment Option. This is intended to help you avoid Equity Adjustments on your Secure Income Withdrawals, as the program is designed for you to take your Secure Income Withdrawals from the Fixed Segment Option. If you do not take advantage of the Income Distribution Program, and you take a Secure Income Withdrawal from an Index-Linked Segment Option before the end of the Segment Term, your Secure Income Withdrawal will be subject to an Equity Adjustment, which may be negative. If you participate in the Income Distribution Program, in order to benefit from the program, you must take your Secure Income Withdrawals from the Fixed Segment Option. If you take Secure Income Withdrawals from the Index-Linked Segment Options or the Variable Account, you run the risk of Equity Adjustments (in the case of Withdrawals from Index-Linked Segment Options) and that any additional amounts withdrawn from the Fixed Segment Option may be an Excess Withdrawal. At the time you purchase the Contract, you must elect between two lifetime income options: Level Income Option or Tiered Income Option. Level Income Option provides for no change in the Secure Income Benefit Payment when our lifetime payment guarantees are triggered, if ever. Tiered Income Option provides for a lower Secure Income Benefit Payment when our lifetime payment guarantees are triggered, if ever. You should carefully consider your financial objectives and goals when selecting between Level Income Option and Tiered Income Option. Neither Level Income Option nor Tiered Income Option guarantees that we will ever pay a Secure Income Benefit Payment from our own assets. You should carefully consider when to begin taking your first withdrawal under the Contract. The GLWB has a Secure Income Deferral Credit feature that on each Contract Anniversary increases the Secure Income Percentage used to calculate your Secure Income Benefit Payment for each full Contract Year before you take your first withdrawal. There is no way to know when you should begin taking withdrawals with certainty. On one hand, the longer you wait to start Secure Income Withdrawals, the less time you have to benefit from the GLWB because as time passes, your life expectancy is reduced. On the other hand, the longer you wait to start withdrawals, the more you may benefit from Secure Income Deferral Credits. You should also consider that all withdrawals prior to the availability of Secure Income Withdrawals are always Excess Withdrawals. Annuitizing your entire Accumulated Value will terminate the GLWB, although you may choose to annuitize your Secure Income Benefit Base. Prior to Annuitization, you should carefully weigh the value of your annual Secure Income Benefit Payment versus the value of a stream of income under the annuity benefit payment options available. Your annual income payments during the annuity period will be based on your annuity benefit payment election and may be less than what your annual Secure Income Benefit Payments were prior to full AnnuitizationIf the Contract is fully Annuitized while the GLWB is in effect (either prior to or on the latest Annuitization Date), the GLWB will terminate, but you may choose to continue the income stream provided by the GLWB by electing to receive fixed payments equal to your Secure Income Benefit Payment each Contract Year until the death of the last Covered Life. If you select this option, you will 37 forfeit your remaining Contract Accumulated Value, and we will make the payments from our own assets. Alternatively, you may choose to apply your entire Contract Accumulated Value to another annuity benefit payment option that we make available, such as Life Income, Life Income with Period Certain, Joint and Survivor, and Joint and Survivor with Period Certain. If you select one of these other options, your entire Contract Accumulated Value will be applied to the selected option and we will make the payments from our own assets. However, you should understand that you would be forfeiting the income stream provided by the GLWB (for which you paid GLWB Fees, potentially over many years), and that the income stream provided by one of these other options will generally differ in amount and/or duration compared to the income stream provided by the GLWB. If we have not received your selection as of the latest Annuitization Date, you will receive the following option that results in the higher annual payment amount: (a) the Secure Income Benefit Payment annuity option or (b) Life Income with payments guaranteed for a period of 10 years (for Contracts with one Annuitant) or Joint and Full Survivor Income with payments guaranteed for a period of 10 years (for Contracts with two Annuitants). We will send you written notice at least 30 days prior to the maximum latest Annuitization Date and ask you to select a payment option. The Contract is generally designed for an Owner to remain in the accumulation phase and keep the GLWB in force, while taking Secure Income Withdrawals and avoiding Excess Withdrawals, in order to maximize the likelihood that the Contract Accumulated Value will be reduced to zero for a reason other than an Excess Withdrawal, thereby triggering our lifetime payment obligations under the GLWB. In general, prior to the latest Annuitization Date, you should not fully Annuitize the Contract if your Secure Income Benefit Base is greater than your Contract Accumulated Value, as the income stream provided by your GLWB is likely more valuable than an income stream under an annuity benefit payment option. Nonetheless, it is possible that the income stream provided by an annuity benefit payment option (e.g., payments for a period certain) may be more appropriate for you based on your personal circumstances and financial goals. As such, before Annuitizing or selecting a payment option, you should consult with a financial professional and contact us toll-free at 1-800-852-4450 for a comparison of the different payout options based on your Contract. Fixed Segment Option Risk We determine the annual interest rate for the Fixed Segment Option at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest for a new Segment Term at a rate greater than the Guaranteed Minimum Interest Rate. There is no guarantee that the Fixed Segment Option will be made available for future StrategySegment Terms. Credit Risks Our General Account assets support our financial guarantees under the Contract and are subject to the claims of our creditors. As such, the guarantees under the Contract are subject to our financial strength and claims-paying ability. There is a risk that we may default on those guarantees. You need to consider our financial strength and claims-paying ability in meeting the guarantees under the Contract. You may obtain information on our financial condition by reviewing our financial statements included in this prospectus. Additionally, information concerning our business and operations is set forth under the section titled “Management’s Discussion and Analysis.”More information about the Company, including its financial strength ratings, can be found by visiting https://investors.principal.com/investor-relations/our-business/ credit-ratings/default.aspx. Other than amounts held in the Variable Account offered through the Registered Separate Account (see “Variable Account Risks” below), the amount you invest is not placed in a registered separate account and your rights under the Contract to invested assets and the returns on those assets are subject to Company’s claims paying ability. The Unregistered Separate Account, which we use to support the Index-Linked Segment Options is non-unitized, which means neither an Owner nor amounts allocated to the Segment Options participate in the performance of the assets held in the Unregistered Separate Account. The assets in the Unregistered Separate Account and Registered Separate Account are insulated, which means they are not subject to the claims of the creditors of the Company. 38

Segment Interim Value Risk On each Valuation Day of the Segment Term, other than the first and last day, we determine the Segment Interim Value for each Indexed-Linked Segment Option. In order to calculate your Segment Interim Value, we apply a formula that is not directly tied to the actual performance of the applicable Index. Instead, we calculate it by determining the value of hypothetical investments and derivatives that we may or may not actually hold in order to provide a current estimate of the value of the Segment Option at the end of the Segment Term. This means that even if the Index has performed positively, it is possible that the Segment Interim Value may have decreased. For more information and to see how we calculate the Segment Interim Value, see APPENDIX C — SEGMENT INTERIM VALUE EXAMPLES. Segment Interim Value is calculated using the Crediting Base and the applicable Equity Adjustment. The Segment Interim Value always reflects the Equity Adjustment. A Segment Interim Value (and, in turn, the Equity Adjustment) will apply to your Contract when one of the following transactions occurs: (i) any withdrawal from an Index-Linked Segment Option prior to the Segment End Date, including a full withdrawal, partial withdrawal, GLWB withdrawal (Secure Income Withdrawal or Excess Withdrawal), withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal, or unscheduled withdrawal; (ii) any Annuitization of Contract Accumulated Value in an Index-Linked Segment Option prior to the Segment End Date; (iii) any death benefit based on the Contract Accumulated Value, if Contract Accumulated Value is allocated to an Index-Linked Segment Option and the death benefit is calculated prior to the Segment End Date; or (iv) Segment Lock-In is exercised; or (v) GLWB Fees are deducted. In extreme circumstances, you could lose up to 100% of your investment due to a negative Equity Adjustment. If you allocate Accumulated Value to an Index-Linked Segment Option, Segment Credits will not be credited to your Accumulated Value in the particular Segment Option until the end of the Segment Term. Amounts withdrawn from an Index-Linked Segment Option prior to the end of a Segment Term will not have a Segment Credit applied to it. This includes Accumulated Value being applied to pay a death benefit or to an Annuitization option during a Segment Term. Except for the first and last Valuation Day of a Segment Term, your Segment Interim Value is the amount available for withdrawals, Annuitization and death benefits (collectively, “Surrenders”). There is risk that this Segment Interim Value could be less than your original Premium Payment even if the applicable Index has been performing positively. Partial withdrawals and partial Annuitizations, and deductions for GLWB Fees, prior to the Segment End Date for an Index-Linked Segment Option will also reduce your Crediting Base for that Segment Option. The Crediting Base generally will be reduced by the same proportion as the Segment Interim Value is reduced by the Surrenderrepresents the amount contributed into the Segment Option, subject to reductions during the Segment Term. Generally, when a partial Surrender is taken or a GLWB Fee is deducted from an Index-Linked Segment Option prior to the Segment End Date, the Crediting Base will be proportionately reduced, and this reduction could be greater than the amount Surrendered or the GLWB Fee deducted. When a partial Surrender is taken or a GLWB Fee is deducted from an Index-Linked Segment Option on the Segment End Date, the Crediting Base is reduced by the amount Surrendered or the GLWB Fee deducted. A reduction to your Crediting Base will result in a lower Segment Interim Value. Also, a reduction to your Crediting Base will result in less gain or more loss, as applicable, at the end of a Segment Term. A reduction to your Crediting Base could be greater than the amount Surrendered or deductedprior to the end of the Segment Term for an Index-Linked Segment Option will result in lower Segment Interim Values for the remainder of the Segment Term. Also, a reduction to your Crediting Base will result in less gain or more loss, as applicable, at the end of a Segment Term. Buffer and Floor Rate Risk The Buffer or Floor Rate that is applicable to a Segment Option only provides you with limited protection from negative Index performance at the end of a Segment Term. In other words, you could lose a significant amount of your Premium Payment and/or prior earnings under the Contract. Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the guaranteedminimum limits on Index loss currently provided under the Contract, would be: 90% loss for a 10% Buffer Rate; 80% loss for a 20% Buffer Rate; 10% loss for a 10% Floor Rate; or 0% loss for a 0% Floor Rate. You could lose a 39 significant amount of money if an Index declines in value. The limits on Index loss offered under the Contract may change from one Segment Term to the next; however, we will always offer an Index-Linked Segment Option with a 10% Buffer Rate. You also bear the risk that continued negative Index Changes may result in zero or negative Segment Credits being credited to your Accumulated Value over multiple Segment Terms. Given that the Floor Rate and Buffer Rate (as applicable) are expressed as to a single Segment Term, if an Index-Linked Segment Option is credited with negative Segment Credits for multiple Segment Terms, the cumulative loss may exceed the stated limit of the Buffer Rate or Floor Rate for any single Segment Term. For the 0% Floor Rate Segment Option, Segment Credits will not be negative so long as the funds are held to the Segment End Date. In addition, the limits on downside loss provided by the floor feature or buffer feature, as applicable, are for the entire Segment Term for a particular Segment Option and are not annual limits. As a result, the downside protection will be less if measured for any period of time that is less than the duration of the full Segment Term. For additional information, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS. For withdrawals, Annuitizations and death benefits that occur during a Segment Term, you or your beneficiaries (as applicable) will not receive the full protection of the Buffer Rate or Floor Rate in the calculation of the Segment Interim Value. In order to receive the full protection, the particular transaction must occur on the Segment End Date. Cap Rate and Participation Rate Risk Amounts allocated to an Index-Linked Segment Option will be subject to a Cap Rate. The Cap Rate limits the positive Index Change, if any, that may be credited to your Contract for a given Segment Term. The Cap Rates do not guarantee a certain amount of Segment Return. The Segment Return for an Index-Linked Segment Option may be less than the positive return of the Index because any positive return of the respective Index is subject to a maximum in the form of a Cap Rate. If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. The Cap Rates benefit the Company when Index performance is positive at a rate that is higher than the applicable Cap Rate because the Cap Rate limits the amount of positive Segment Return that we may be obligated to credit for any Segment Term. We set the Cap Rates at our discretion. You bear the risk that we will not set the Cap Rates higher than 0.50%, which is the guaranteed minimum Cap Rate. Amounts allocated to an Index-Linked Segment Option also will be subject to a Participation Rate. At the end of the Segment Term, your participation in any positive Index performance will be limited to a percentage of the positive Index performance. That percentage will equal the Participation Rate. The Participation Rate limits the positive Index Change, if any, that may be credited to your Contract for a given Segment Term. The Segment Return for an Index-Linked Segment Option subject to a Participation Rate may be less than the positive return of the Index. We set the Participation Rates at our discretion. You bear the risk that we will not set the Participation Rates higher than 5.00%, which is the guaranteed minimum Participation Rate. Having a Cap Rate as part of your Index-Linked Segment Option means that you will not participate in any positive Index performance in excess of the Cap Rate. When the Index-Linked Segment Option has positive performance, the interest credited on the Segment End Date will typically equal the positive change in the Index Value multiplied by the Participation Rate up to the Cap Rate. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term due to positive Index performance would be 0.50%. The Cap Rate and Participation Rate declared for a Segment Term are for the entire Segment Term for a particular Segment Option. They are not annual limits. 40

Segment Options can have different Buffer Rates or Floor Rates, which will impact the Cap Rate and Participation Rate offered on the Segment Options. The Buffer Rate or Floor Rate, as applicable, will never change for a specific Segment Option. If a different Buffer Rate or Floor Rate is introduced, it will be offered on a new Segment Option. For additional information, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS. Peak Buffer Risk A Peak Buffer Segment Option is subject to the same risks as a Buffer Segment Option. See “Buffer and Floor Rate Risk” above. A Peak Buffer Segment Option has a Buffer Rate that provides you with only limited protection from negative Index performance at the end of a Segment Term. You could lose a significant amount of your Premium Payment and/or prior earnings under the Contract. As noted under “Buffer and Floor Rate Risk” above, limits on downside loss provided by the buffer feature are for the entire Segment Term for a particular Peak Buffer Segment Option and are not annual limits. A Peak Buffer Segment Option differs from a Buffer Segment Option only with respect to the potential for gain in the event of a negative Index Change, provided that the negative Index Change does not exceed the Buffer Rate. Even though any gain from a negative Index Change would not be subject to the Cap Rate or Participation Rate, the potential gain would be limited. In no event would any such gain, if any, be greater than the Peak Buffer Midpoint (10%) and could be as low as 0%. A Peak Buffer Segment Option will generally have a lower Cap Rate and/or Participation Rate than a Buffer Segment Option with the same Index, Segment Term and Buffer Rate, as Peak Buffer Segment Options generally expose us to more risk than Buffer Segment Options because, under Peak Buffer Segment Options, we may need to credit gain for negative Index performance. Segment Lock-In Risk If you exercise a Segment Lock-In, and the locked-in Equity Adjustment is negative, you will be locking-in a loss rather than a gain. The loss could be significant. The Segment Credit you receive upon exercising Segment Lock-In may be lower than the Segment Credit you would have received on the Segment End Date if you hadn’t exercised the Segment Lock-In. Similarly, you may receive a negative Segment Credit due to exercising Segment Lock-In when, had you not exercised Segment Lock-In, you would have received a positive Segment Credit on the Segment End Date. You also may receive less than the full protection of the Buffer Rate or Floor Rate (as applicable). This is due to an Equity Adjustment being applied in calculating the Segment Credit instead of the point-to-point crediting method. If a lock-in is exercised, the Segment Option’s Floor Rate, Buffer Rate, Peak Buffer Midpoint, Cap Rate, and Participation Rate (as applicable) will no longer be applied on the Segment End Date. In addition, the amount of the Equity Adjustment is unknown at the time the Segment Lock-In is exercised (as discussed immediately below). At the time you exercise a Segment Lock-In, you will not know the locked-in Equity Adjustment in advance because the Equity Adjustment is calculated at the end of the Valuation Day. The locked-in Equity Adjustment could be lower than you anticipated. If you submit a Segment Lock-In request, the locked-in Equity Adjustment may be lower or higher than the Equity Adjustment that was last calculated before you submitted your request. If you establish Lock-In Thresholds, you will not know the locked-in Equity Adjustment in advance, although the locked-in Equity Adjustment will be at least equal to the upper threshold or lower threshold, as applicable. For additional information on how the Equity Adjustment is calculated, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Segment Interim Value — Calculation of Equity Adjustment. You can obtain the current Segment Interim Value and Equity Adjustment by calling us at 1-800-852-4450 or by visiting www.principal.com and using your secure login. However, as explained above, if you were to exercise Segment Lock-In, the locked-in Equity Adjustment may be more or less than the quoted value. You should speak to your financial professional before executing Segment Lock-In. If you have selected a Peak Buffer Segment Option for investment, before exercising Segment Lock-In or establishing Lock-In Thresholds, you should consider the fact that if a negative Index Change on the Segment End Date does not exceed the Buffer Rate, you will be credited gain (if the negative Index Change 41 is less than the Buffer Rate) or no loss (if the negative Index Change equals the Buffer Rate). If you lock-in a negative Equity Adjustment, you are locking in the loss reflected in the Equity Adjustment in all cases. We will not provide advice or notify you regarding whether you should exercise the Segment Lock-In features or the optimal time for doing so. It is possible that you may exercise Segment Lock-In at a sub-optimal time during the Segment Term, or that there is no optimal time to exercise Segment Lock-In during a Segment Term. We will not warn you if you exercise the Segment Lock-In features at a sub-optimal time. We are not responsible for any losses or foregone gains related to your decision whether or not to exercise the Segment Lock-In features. Once a Segment Lock-In is executed, it is irrevocable for that Segment Term. A lock-in will not be applied retroactively and can only be exercised for the entire Segment Option. A Segment Lock-In may only be exercised once per Segment Term for each Index-Linked Segment Option. For additional information, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Segment Lock-In Feature. Segment Option and Index Availability Risk There is no guarantee that any particular Segment Option or Index will be available during the entire period that you own your Contract, with the exception of the following Index-Linked Segment Option which is guaranteed to be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. Other considerations relating to this risk include: • In addition to the investment performance and risks of loss that already are part of your Contract, the returns you otherwise may have anticipated may not be available in situations where the Company reserves the right to discontinue an Index in the middle of a Segment Term. This is due in part to the fact that, if we substitute an Index, the performance of the new Index may differ from the original Index. This may negatively affect the Segment Credit you earn during the Segment Term or the Segment Interim Values that you can lock-in under the Segment Lock-In feature. • We may replace an Index at any time during a Segment Term; however, we will notify you in writing at least 30 days prior to replacing an Index. If we replace an Index, this does not cause a change in the Cap Rate, Participation Rate, Floor Rate, Buffer Rate or Peak Buffer Midpoint, as applicable. You will have no right to reject the replacement of an Index, and you will not be permitted to Transfer Segment Interim Values until the end of the applicable Segment Term even if we replace the Index during such Segment Term. The new Index and the replaced Index (which you may have previously chosen) may not be similar with respect to their component securities or other instruments, although we will attempt to select a new Index that is similar to the old Index. • At the end of the Segment Term, you may Transfer your Segment Value to another Segment Option without charge. If you do not want to remain invested in the relevant Segment Option for the remainder of the Segment Term, your only option will be to withdraw or Annuitize the related Segment Interim Value, which may cause you to incur Surrender Charges, a negative Bond Adjustment, a negative Equity Adjustment, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. • Changes to the Cap and Participation Rates, if any, occur at the beginning of the next Segment Term. We will provide written notice at least 15 calendar days prior to each Segment Start Date instructing you how to obtain the Cap and Participation Rates for the next Segment Term. Those Cap 42 and Participation Rates will be made available to you at least 7 calendar days prior to the Segment Start Date. You are only able to make Transfers of Accumulated Value among the various Segment Options at the end of a Segment Term. See Liquidity Risks — Limits on Transfers Between Segment Options above. • If you do not like a new Cap or Participation Rate for a particular Segment Option, at the end of the current Segment Term, you may Transfer your Segment Value to another Segment Option without charge. • If you do not want to invest in any investment optionSegment Option under the Contract, your only option will be to fully withdraw or Annuitize your Contract. Fully withdrawing or Annuitizing your Contract may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. • We will not substitute any Index until the new Index has received any necessary regulatory clearances. Any addition, substitution, or removal of an Index-Linked Segment Option or Index will be communicated to you in writing. If we add or remove an Index (as opposed to replacing an Index), the changes will not be effective for your Contract until the start of the next Segment Term. Adding or removing an Index does not cause a change in the Floor or Buffer Rates, as applicable. Any Index-Linked Segment Option based on the performance of the newly added Index may have a new Cap and Participation Rate. • You should evaluate whether our ability to make the changes described above, and your ability to react to such changes, are appropriate based on your investment goals. When such changes occur, you should also evaluate whether those changes are appropriate based on your investment goals and, if not, you should evaluate your options under the Contract, which may be limited and may have negative consequences associated with them, as described in this section. For additional information, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Discontinuation or Substitution of an Index and 12. OPTIONS AT END OF SEGMENT TERM. Variable Account Risks This Contract is not intended for someone who wants to invest in the Variable Account or who wants a traditional variable annuity. You cannot instruct us to allocate your Premium Payment or Accumulated Value to the Variable Account. The sole purpose of the Variable Account is to serve as a default reallocation option at the end of a Segment Term in the absence of timely Contract owner instructions in Good Order. We reserve the right to remove or substitute the Underlying Fund for the Variable Account. We reserve the right to close the Variable Account and remove it from the Contract. There is no guarantee that the Contract will include the Variable Account or any other variable investment options. The Variable Account is subject to the risk of poor investment performance. The Variable Account’s performance depends on the performance of the Underlying Fund, which is an SEC-registered money market mutual fund. The Underlying Fund has its own investment risks. You are exposed to those investment risks when you have Accumulated Value in the Variable Account. We make no guarantee as to the value of the Variable Account. You bear all of the investment risk. There is no assurance that the Underlying Fund will meet its stated objective. The Variable Account may have negative returns, particularly after taking into account GLWB Fees deducted at the Contract level. If you have Accumulated Value in the Variable Account, your ability to Transfer amounts from the Variable Account to the Segment Options is severely restricted. Accumulated Value in the Variable Account may be Transferred to the Segment Options only on a Segment Anniversary. Therefore, if any Accumulated Value is automatically Transferred to the Variable Account, you will have to wait one year before you can Transfer the Accumulated Value in the Variable Account to the Segment Options. On a Segment Anniversary, if you do not Transfer any Accumulated Value in the Variable Account to the Segment Options, you will have to wait another year for another Transfer opportunity. If you have Accumulated Value in the Variable Account, we will provide at least fifteen (15) calendar days advance written notice of the Segment Options that will be available to you on the Segment Anniversary 43 and where to obtain the Cap Rates, Participation Rates and annual interest rates for the new Segment Terms. Such rates will be made available to you at least seven (7) calendar days prior to the Segment Start Date and will be available at www.principal.com/individuals/invest-retire/annuities. If you wish to Transfer Accumulated Value from the Variable Account to one or more Segment Options, and the Segment Anniversary is a Valuation Day, we must receive your Transfer request in Good Order before the end of that same Valuation Day. If the Segment Anniversary is not a Valuation Day, we must receive your Transfer request in Good Order before the end of the prior Valuation Day. If we do not receive a timely Transfer request in Good Order prior to the end of the applicable Valuation Day, the request will be rejected as not in Good Order and you will not be able to transfer Accumulated Value from the Variable Account until the next Segment Anniversary. Risks Affecting Our Administration of Your Contract Our operations and/or the activities and operations of our service providers and business partners are subject to certain risks that are beyond our control, including systems failures, cyber-attacks, and pandemics (and similar events). These risks are not unique to the Company and they could materially impact our ability to administer the Contract. Financial services companies and their third-party service providers are increasingly the targets of cyber-attacks. The techniques used to attack systems and networks change frequently, are becoming more sophisticated, and can originate from a wide variety of sources. The use of remote or flexible work arrangements, remote access tools and mobile technology have expanded potential targets for cyber-attack. The Company is highly dependent upon its computer systems and those of its business partners and service providers. This makes the Company potentially susceptible to operational and information security risks resulting from a cyber-security incident. These risks include direct risks, such as theft, misuse, corruption and destruction of data maintained by the Company, and indirect risks, such as denial of service attacks on systems and websites, unauthorized release of personal or confidential customer information and other operational disruptions that could severely impede our ability to conduct our business and administer the Contract (e.g., calculate Contract values or process transactions). Operational disruptions and system failures also could occur based on other natural or man-made events, which could have similar impacts on your Contract. Although we make substantial efforts to protect our computer systems from these security risks, including internal processes and technological defenses that are preventative or detective, and other controls designed to provide multiple layers of security assurance, there can be no guarantee that we or our service providers will avoid all cyber-security incidents in the future. It is possible that a cyber-security incident could persist for an extended period of time without detection. If your Contract is adversely affected as a result of the failure of our cyber-security controls, we will take reasonable steps to restore your Contract. 6. OUR OBLIGATIONS AND HOW TO CONTACT US Our obligations under the Contract (including the Index-Linked Segment Options, Fixed Segment Options, Secure Income Protector GLWB, death benefits, income payments and other benefits available under the Contract) are obligations of Principal Life Insurance Company and are subject to the Company’s financial strength and claims-paying ability. The Company is obligated to pay all amounts promised to investors under the Contracts. The Company’s business address is 711 High Street, Des Moines, IA 50392. Ways to contact Principal Life Insurance Company: • Calling us at 1-800-852-4450 between the hours of 7 a.m. and 6 p.m. Central Time • Mailing your instructions to us at the below address: Principal Life Insurance Company Attn: RIS Annuity Services P O Box 9382 Des Moines, Iowa 50306-9382 44

• Faxing us at 1-866-894-2093 • Visiting www.principal.com using your secure login. • Emailing us at annuityprocessing@principal.com 7. INFORMATION ABOUT THE INDICES Generally This section includes basic information about the Indices. For important information about investment risks associated with Index performance, see 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Index Performance Risk. Additional Index disclosure is included in Appendix A. You may request additional information about each Index by contacting your financial professional or the Company. See 6. OUR OBLIGATIONS AND HOW TO CONTACT US above for the Company’s contact information. Index Volatility The performance of an Index will fluctuate, sometimes rapidly and unpredictably. Generally, the securities of small-cap companies are more volatile and riskier than the securities of large-cap companies. For important information about investment risks associated with Index performance, see 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Index Performance Risk. Information Specific to Each Index S&P 500® Price Return Index (SPX) The S&P 500® Price Return Index was established by Standard & Poor’s. The S&P 500® Price Return Index includes 500 large cap stocks from leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500® Price Return Index does not include dividends or other distributions declared by any of the companies included in this Index. By not including dividends or other distributions in the Index return, the Index performance is reduced. Russell 2000® Price Return Index (RTY) The Russell 2000® Price Return Index was established by Russell Investments. The Russell 2000® Price Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing appropriately 10% of the total market capitalization of that Index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000® Price Return Index does not include dividends or other distributions declared by any of the companies included in this Index. By not including dividends or other distributions in the Index return, the Index performance is reduced. SG Smart Climate Index The SG Smart Climate Index (Bloomberg Ticker: SGIXSMAC) is a rules-based index that aims to provide investment exposure to the performance of stocks of U.S. large-capitalization companies that are selected based on proprietary climate risk preparedness scores and certain environmental, social, and governance (ESG) exclusion filters. Climate risk generally refers to the risk of negative impacts on a company’s business or financial condition due to climate-related conditions around the globe or the transition to a lower carbon economy. The climate risk models used in connection with the Index seek to identify large U.S. companies that are more likely to perform well in future climate scenarios. The Index is composed of a single underlying index, the SG Climate Transition Risk Index (Bloomberg Ticker: SGIXCTR) (the “Underlying SGI Index”). The Underlying SGI Index is a weighted index comprised of 150 to 250 stocks selected from the S&P 500® Index. Additional information about the Underlying SGI Index is located in APPENDIX A. Please note, if you invest in an Index-Linked Segment Option linked to the SG Smart Climate Index, you are not investing in the companies that comprise the Index (including the Underlying SGI Index). 45

Amounts that you invest in the Contract become assets of the Company, and the assets we invest to support our payment obligations are not invested in the companies that comprise the Index and generally are not invested based on ESG criteria. The Index is an “excess return” index. The Index’s return reflects the total return on an investment in the underlying component stocks (including reinvestment of all dividends, interest, and other income), less the following negative adjustments and deductions that reduce the performance of the Index: 1. The Index’s return reflects a negative performance adjustment equal to 1.50%, as an annualized percentage of Index Value, in the form of a “synthetic dividend.” It is applied daily and is intended to replicate the impact that an annual dividend of 1.50% would have on the Index Level. This “synthetic dividend” is not a dividend paid by the underlying component stocks and is not an amount payable to you. It only serves to reduce the performance of the Index. 2. Assumed fixed replication costs are deducted from the performance of the Underlying SGI Index. These costs equal 0.50%, as an annualized percentage of the index level, and are deducted on a daily basis. These assumed costs are intended to represent the costs that would be incurred in connection with replicating the performance of the Underlying SGI Index. 3. The performance of the Index reflects the return on an investment in the underlying component stocks through the use of borrowed funds. The assumed costs of borrowing are deducted from the Index Level. The assumed costs of borrowing are deducted on a daily basis and equal the current U.S. Federal Funds Rate as reported on Bloomberg. The U.S. Federal Funds Rate is the rate of interest that banks charge each other for short-term loans. The sponsor of the Index and the Underlying SGI Index is Société Générale. The index calculator is S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC). The climate risk models used in connection with the Index are produced by Entelligent, Inc. On January 12, 2022, Societe Generale, through an indirect wholly owned subsidiary, acquired a passive ownership interest and a board seat in Entelligent, Inc. Sustainalytics provides the data used to support the ESG exclusion filters. None of these companies are affiliated with Principal. 8. FEES AND CHARGES Certain charges are deducted under the Contract. If the charge is not sufficient to cover our costs, we bear the loss. If the expense is more than our costs, the excess is profit to the Company. We expect a profit from all the fees and charges listed below, except Premium Tax. Deferred Sales Load (“Surrender Charge”) No sales charge is collected or deducted when the Premium Payment is applied under the Contract. A Surrender Charge is assessed on certain full or partial withdrawals. The Surrender Charge is calculated as follows: 1. Apply the Bond Adjustment against the withdrawal amount requested, after subtracting the Free Surrender Amount (the Bond Adjustment could be positive, negative or zero); then 2. Multiply the Surrender Charge percentage by the amount from step 1, after subtracting the Free Surrender Amount. The Surrender Charge is then deducted from the requested withdrawal amount after the Bond Adjustment. See the Surrender Charge Example below for more details. A Surrender Charge does not apply to Annuitizations, death benefits, or withdrawals of the Free Surrender Amount. Under the GLWB, because the Free Surrender Amount for a Contract Year will be no less than your Secure Income Benefit Payment, Secure Income Withdrawals will not be subject to a Surrender Charge or a Bond Adjustment. Please note that all withdrawals and partial Annuitizations count against your Secure Income Benefit Payment for a Contract Year. See “Free Surrender Amount” below. 46

If you specify the percentages to be withdrawn from each Segment Option as part of a partial withdrawal request, those allocation percentages will also apply to the Surrender Charges. If you do not provide us with specific percentages, the charge is deducted in the same proportion as the Accumulated Value in the Segment Options. The amounts we receive from the Surrender Charge are used to cover some of the expenses of the sale of the Contract (primarily commissions, as well as other promotional or distribution expenses). If the Surrender Charge collected is not enough to cover the actual costs of distribution, the costs are paid from the Company’s general account assets instead of charging you any additional amount. The maximum Surrender Charge is 8% of the amount withdrawn, declining down to 0% after the sixth Contract Anniversary as follows: SURRENDER CHARGE TABLE Contract Year Surrender Charge 1 ............................................................... 8.00% 2 ............................................................... 8.00% 3 ............................................................... 7.00% 4 ............................................................... 6.00% 5 ............................................................... 5.00% 6 ............................................................... 4.00% 7+ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.00% Surrender Charge Example The following example shows how the Surrender Charge is calculated and impacts values. For purposes of this example, the following assumptions were used: • Premium Payment = $100,000.00 • Crediting Base = $100,000.00 (which is the same as the Premium Payment amount because there have been no prior Surrenders) • Equity Adjustment percentage = 0% (which assumes there is no adjustment for Index performance up to the partial withdrawal) • The Equity Adjustment percentage is set to 0% to simplify the example and make the Surrender Charge the focus of the example • Equity Adjustment amount = $0.00 • The example assumes the Equity Adjustment is 0% and that there have been no prior Surrenders or Segment Credits that could affect the Crediting Base differently than the Accumulated Value. For this reason, the Accumulated Value prior to the withdrawal equals the Crediting Base in this example. • Partial withdrawal occurs during first Contract Year Crediting Base ................................................ $100,000.00 Accumulated Value prior to withdrawal ............................... $100,000.00 Free Surrender Amount .......................................... $ 10,000.00(1) Withdrawal Amount ............................................ $ 20,000.00 Portion of Crediting Base Surrendered ............................... $ 20,000.00(2) Bond Adjustment Percentage ...................................... -2.50% Bond Adjustment Amount ........................................ $ -250.00(3) Withdrawal Amount after Bond Adjustment ........................... $ 19,750.00(4) Surrender Charge Percentage ...................................... 8.00% 47

Surrender Charge .............................................. $ 780.00(5) Withdrawal Amount after Surrender Charge (excluding any tax withholding) .... $ 18,970.00(6) Accumulated Value after Withdrawal ................................. $ 80,000.00(7) (1) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. (2) Under the simplified assumptions noted above, since the Crediting Base equals the Accumulated Value prior to the withdrawal, the portion of the Crediting Base surrendered is equal to the Withdrawal Amount. The portion of the Crediting Base surrendered would not be equal to the Withdrawal Amount if the Crediting Base did not equal the Accumulated Value prior to withdrawal. For other examples see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Reduction to Crediting Base Examples. (3) The Bond Adjustment amount is negative $250.00. For this example, we assumed the Bond Adjustment percentage was negative 2.50%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base surrendered ($20,000.00), less the Free Surrender Amount ($10,000.00), times the Bond Adjustment percentage (negative 2.50%). (4) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($20,000.00) minus the Bond Adjustment amount ($250.00), which is $19,750.00. (5) The Surrender Charge amount is $780.00. For this example, we assumed a Surrender Charge percentage of 8.00%, which would be the case if the partial withdrawal occurred during the first or second Contract Year. The Surrender Charge amount is calculated by subtracting the Free Surrender Amount ($10,000.00) from the withdrawal amount after Bond Adjustment ($19,750.00) and multiplying the difference by the Surrender Charge percentage (8.00%). (6) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($20,000.00) minus the Bond Adjustment Amount ($250.00) minus the Surrender Charge ($780.00), which is $20,000.00 – $250.00 – $780.00 = $18,970.00. (7) The Accumulated Value after Withdrawal is the Accumulated Value prior to Withdrawal ($100,000.00) minus the Withdrawal Amount ($20,000.00), which is $100,000.00 – $20,000.00 = $80,000.00. Free Surrender Amount There is a Free Surrender Amount available each Contract Year. Subject to the limitations set forth below, you will not incur a Surrender Charge or Bond Adjustment for any withdrawals less than or equal to the Free Surrender Amount. Withdrawals of the Free Surrender Amount may be subject to negative Equity Adjustments and taxes and tax penalties, however. The Free Surrender Amount for a Contract Year is the greater of: (1) 10% of the Premium Payment; (2) the Secure Income Benefit Payment for that Contract Year; and (3) any amount distributed as a result of the Required Minimum Distribution (“RMD”) of the then current Federal Income Tax Regulation for this Contract. Your Free Surrender Amount remaining for a Contract Year is decreased by all partial withdrawals and partial Annuitizations since the last Contract Anniversary (or since the Contract Date for the first Contract Year). Withdrawals in excess of the Free Surrender Amount may be subject to Surrender Charges and Bond Adjustments, as well as Equity Adjustments and taxes and tax penalties. All Annuitizations may be subject to Bond Adjustments (whether or not you have Free Surrender Amount remaining), and may also be subject to Equity Adjustments. 48

Annuitizations are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but are subject to Bond Adjustments. Partial Annuitizations count against your remaining Free Surrender Amount (if any) for a Contract Year, thereby reducing any Free Surrender Amount remaining for subsequent withdrawals during the same Contract Year. Death benefits are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but are subject to Bond Adjustments. Any Free Surrender Amount not taken in a Contract Year is not added to the amount available under the Free Surrender Amount for any following Contract Year(s). When Surrender Charges Do Not Apply The Surrender Charge does not apply to: • amounts applied under an annuity benefit payment option; or • a withdrawal amount up to the Free Surrender Amount; or • payment of any death benefit; or • a Secure Income Withdrawal under the GLWB; or • amounts distributed to satisfy the RMD, provided that the amount withdrawn does not exceed the minimum distribution amount that would have been calculated based on the value of this Contract alone; or • an amount transferred from a Contract used to fund an IRA to another annuity contract issued by the Company to fund an IRA of the participant’s spouse when the distribution is made pursuant to a divorce decree. Free Surrender Amount Example The following example shows you how the free surrender feature works. For purposes of the example, the following assumptions were used: Premium Payment .............................................. $100,000.00 Crediting Base ................................................ $100,000.00 Equity Adjustment Percentage ..................................... 0.00% Equity Adjustment Amount ....................................... $ 0.00 Accumulated Value prior to withdrawal ............................... $100,000.00 Based on the above assumptions, the below numbers are calculated as described in the footnotes below the table. Free Surrender Amount .......................................... $10,000.00(1) Withdrawal Amount ............................................. $10,000.00 Portion of Crediting Base Surrendered ................................ $10,000.00(2) Bond Adjustment Percentage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A(3) Bond Adjustment Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A(3) Withdrawal Amount after Bond Adjustment ............................ $10,000.00(4) Surrender Charge Percentage ....................................... 8.00% Surrender Charge ............................................... $ 0.00(5) Withdrawal Amount after Surrender Charges ........................... $10,000.00(6) Accumulated Value after Withdrawal ................................. $90,000.00(7) (1) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. 49

(2) For purposes of providing a simplified example, the portion of the Crediting Base Surrendered is equal to the Withdrawal Amount. For other examples see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Reduction to Crediting Base Examples. (3) The Bond Adjustment is not applicable because the Withdrawal amount did not exceed the Free Surrender Amount. Amounts withdrawn up to the Free Surrender Amount are not subject to a Bond Adjustment. (4) The Withdrawal Amount is $10,000 because there was no Bond Adjustment. (5) The Surrender Charge amount is $0.00 because the withdrawal is within the Free Surrender Amount. (6) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($10,000.00) minus the Surrender Charge ($0.00), which is $10,000.00 – $0.00 = $10,000.00. (7) The Accumulated Value after Withdrawal is the Accumulated Value prior to Withdrawal ($100,000.00) minus the Withdrawal Amount ($10,000.00), which is $100,000.00 – $10,000.00 = $90,000.00. Critical Need Surrender Charge Waiver Rider This rider is automatically added to the Contract at issue (subject to state approval and state variations may apply). There is no charge for this benefit. This rider waives the Surrender Charge on withdrawals made after the first Contract Anniversary if the Owner or Annuitant has a critical need. The Segment Interim Value calculations, Bond Adjustments and proportional reductions to Crediting Base discussed in other sections of the prospectus (including Equity Adjustments) will still apply to amounts deducted under this waiver. Withdrawals under this waiver count against any Free Surrender Amount remaining for the current Contract Year. Such amounts also count against any Secure Income Benefit Payment that you have remaining under the GLWB. To the extent that such withdrawals exceed the Secure Income Benefit Payment for the current Contract Year, they will be Excess Withdrawals under the GLWB. A critical need is limited to confinement to a health care facility, terminal illness diagnosis, or total and permanent disability. The benefits are available for a critical need if the following conditions are met: • the Owner or Annuitant has a critical need; and • the critical need did not exist before the Contract Date. For purposes of this rider, the following definitions apply: • health care facility — a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility owned or operated by the Owner, Annuitant or a member of their immediate family. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the Contract Date and the Surrender must occur within 90 days of the confinement’s end. Notice must be provided within 90 days after confinement ends. • terminal illness — sickness or injury that results in the Owner’s or Annuitant’s life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company. • total and permanent disability — the Owner or Annuitant is unable to engage in any occupation for pay or profit due to sickness or injury. GLWB Fees When issued, the Contract will automatically include the Secure Income Protector (GLWB), a guaranteed lifetime withdrawal benefit. You may not terminate the GLWB prior to your 6th Contract Anniversary. If you terminate the GLWB, you will no longer be subject to this fee in future Contract Years. 50

The maximum annual charge for the GLWB is 2.00%, as a percentage of the Secure Income Benefit Base. The current charge for the GLWB is 1.50%. The charge is deducted on a quarterly basis. The charge will be deducted at the end of each calendar quarter, i.e., March 31, June 30, September 30, and December 31. We reserve the right to increase the GLWB Fee for existing Contracts up to the maximum. The GLWB Fee applies regardless of how your Accumulated Value is allocated among the Segment Options and the Variable Account. The GLWB Fee is deducted from your Segment Options and the Variable Account in the same proportion as your Accumulated Value is allocated among the Segment Options and the Variable Account. If the portion of the GLWB Fee applied to the Fixed Segment Option would exceed the difference between the Accumulated Value in the Fixed Segment Option and the minimum nonforfeiture amount as required by the Standard Nonforfeiture Amount for Individual Deferred Annuities, such excess will instead be deducted in the same proportion as your Accumulated Value is allocated among the other Segment Options and the Variable Account. For the Index-Linked Segment Options, the charge is reflected in Segment Interim Value because the Crediting Base will reducebe reduced by the same proportion that the GLWB Fee reduces the Accumulated Value. The charge is applied against and deducted quarterly from the Accumulated Value prior to other Contract activity (e.g., Surrender, Segment Credits) on a particular day. The proportional reduction to your Crediting Base could be greater than the GLWB Fee deducted. If you exercise a Segment Lock-In, this charge continues to be applied against and deducted from the Accumulated Value. For example, if your Secure Income Benefit Base is $100,000.00 on the last day of a calendar quarter, the quarterly charge deducted from your Accumulated Value for the rider would be $375.00 ($100,000.00 * 1.50% / 4). In this example the Bond Adjustment would not apply because there is not a Surrender occurring. If you voluntarily terminate the GLWB on any date other than a quarterly deduction date, a pro-rated GLWB Fee will be deducted from your Accumulated Value. If you fully Surrender the Contract on any date other than a quarterly deduction date, a pro-rated GLWB Fee will be deducted (the pro-rated fee will be reflected in your Surrender Value). We will not deduct pro-rated GLWB Fees from death benefits. For the first Contract Year, the GLWB Fee at the end of the first calendar quarter will be pro-rated if your Contract Date was not the first day of that quarter. The GLWB Fee is intended to reimburse us for the cost of, and the risks we assume in, providing the guaranteed lifetime withdrawal benefit. If GLWB Fees collected are not enough to cover our costs under the GLWB, the costs are paid from the Company’s general account instead of charging you any additional amount. For more information on the GLWB, please see 16. SECURE INCOME PROTECTOR GLWB. Maximum Potential Loss Due to Equity or Bond Adjustment Equity Adjustment Before the end of a Segment Term for an Index-Linked Segment Option, if any of the following transactions occurs, the transaction will be based on the Segment Interim Value of your investment in that Index-Linked Segment Option: • you take any withdrawal (including a full withdrawal, partial withdrawal, GLWB withdrawal (Secure Income Withdrawal or Excess Withdrawal), withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal), • you exercise the Segment Lock-In feature, • you Annuitize, • there is a death benefit based on Accumulated Value, or 51

• a GLWB Fee is deducted from that Index-Linked Segment Option. The Segment Interim Value will reflect an Equity Adjustment. An Equity Adjustment may be positive, negative or equal to zero. A negative Equity Adjustment will result in loss and could result in a loss beyond the downside protection for the Index-Linked Segment Option. In extreme circumstances, for any Index-Linked Segment Option, the total loss due to an Equity Adjustment could be 100% (i.e., a complete loss of your principal and/or any prior earnings). The Equity Adjustment is not a fee or charge that is provided in consideration for any specific Contract features. Equity Adjustments are related to the value of the derivative assets that we may hold in support of our financial obligations under the Contract. Equity Adjustments shift risk related to those assets from us to Owners. In addition to an Equity Adjustment, upon withdrawal or Annuitization, or upon the deduction of a GLWB Fee, prior to the Segment End Date, your Crediting Base in the Index-Linked Segment Option will be reduced. In general, the reduction will be proportionate and could be greater than the amount withdrawn or Annuitized or the GLWB Fee deducted. A reduction to your Crediting Base will result in lower Segment Interim Values for the remainder of the Segment Term, and less gain or more loss, as applicable, at the end of the Segment Term. Bond Adjustment On any day during a Segment Term (including a Segment End Date), a Bond Adjustment will apply if any of the following transactions occurs: • you take a withdrawal in excess of the Free Surrender Amount (including a full withdrawal, partial withdrawal, Excess withdrawal, scheduled withdrawal or unscheduled withdrawal), • you Annuitize, or • there is a death benefit based on Accumulated Value. A Bond Adjustment may be positive, negative or equal to zero. A negative Bond Adjustment will result in loss. For the Index-Linked Segment Options, there is no limit on the potential loss.In extreme circumstances, you could lose up to 100% of the amount Surrendered. Withdrawals of the Free Surrender Amount, including Secure Income Withdrawals under the GLWB, will not be subject to Bond Adjustments. See “Free Surrender Amount” above. The Bond Adjustment will not apply upon exercise of the Contract’s free look rights. The Bond Adjustment will be zero (0%) on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). The Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The minimum value of the Fixed Segment Option on any Surrender will never be less than the minimum nonforfeiture amount under state law. The Bond Adjustment is not a fee or charge that is provided in consideration for any specific Contract features. Bond Adjustments are related to the value of the fixed income assets that we may hold in support of our financial obligations under the Contract. Bond Adjustments shift risk related to those assets from us to Owners. Underlying Fund Charges Charges deducted from and expenses paid out of the assets of the Underlying Fund are described in the prospectus for the Underlying Fund. Premium Taxes We do not currently assess premium taxes for any Contract at issue. We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions. If we elect to begin deducting 52 any premium taxes, we will provide you with 30 days advance written notice. Any deduction is made from either the Premium Payment when we receive it, or the Accumulated Value when you request a withdrawal (full or partial) or you request application of the Accumulated Value (full or partial) to an annuity benefit payment option. Premium taxes generally range from 0% in most states to as high as 3.50%. 9. PURCHASING THE CONTRACT How to Buy a Contract If you want to buy a Contract, you must submit an application and make a Premium Payment. If the application is complete, received in Good Order and meets all other regulatory and Company requirements, the Contract is issued after we receive the Premium Payment. We reserve the right to reject a Premium Payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium Payment, the Contract will not be issued until all such payments are received. We reserve the right to hold such multiple payments in a non-interest bearing account until the date of Contract issuance. The date the Contract is issued is the Contract Date. The Contract Date is the date used to determine Contract Years, regardless of when the Contract is delivered. Issue Ages The Contract may be purchased by individuals ages 45 to 80 on the date that the Contract application is signed. If the Contract has Joint Owners, each Owner must be age 45 to 80 on the date that the Contract application is signed. Premium Payment • The Premium Payment for a Contract may not be less than $20,000 without our prior approval. • The Premium Payment is subject to a Surrender Charge period that begins upon issuance of the Contract. • The Premium Payment is to be made by personal or financial institution check (for example, a cashier’s check). We reserve the right to refuse a Premium Payment that we feel presents a fraud or money laundering risk. Examples of the types of Premium Payments we will not accept are cash, money orders, starter checks, travelers checks, credit card checks, and foreign checks. • The Premium Payment for a Contract may not be greater than $2,000,000 (maximum premium limit) without our prior approval. For further information, please call 1-800-852-4450. • We reserve the right to treat all of your and/or your spouse’s Principal index-linked deferred annuity contracts as one contract for purposes of determining whether you have exceeded the maximum premium limit (without Home Office approval). • This Contract is a single premium index-linked deferred annuity. After the Premium Payment is added to the Contract at Contract issuance, no additional Premium Payments will be accepted. Initial Holding Account Beginning on the Contract Date, your Premium Payment (plus credited interest) will be temporarily held in the Initial Holding Account as described in this section. The Initial Holding Account credits daily interest. Interest will be credited on the amount held in the Initial Holding Account at a fixed rate determined at Contract issue. The Guaranteed Minimum Interest Rate for the Initial Holding Account will be 0.05%. The Initial Holding Account is part of our general account. The Initial Holding Account is only used when the Contract is initially purchased. Once money transfers out of the Initial Holding Account on the initial Segment Start Date, the Initial Holding Account is no longer available. Segment Start Dates may be the 9th or the 23rd of a month. Your Premium Payment (plus credited interest) will be allocated from the Initial Holding Account to your selected Segment Option(s) on the next 53

Segment Start Date (i.e., the next 9th or 23rd of any month), if we received the Premium Payment at least two Valuation Days prior to the next Segment Start Date. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. If not received by then, the Premium Payment will be allocated to your selected Segment Option(s) on the Segment Start Date immediately following the next Segment Start Date. For example, if we receive your application in Good Order and your Premium Payment on the 8th of the month, your Segment Start Date will be the 23rd of that same month (unless we exercise our right described in the next paragraph). The Segment Start Date would not be the 9th because your application and Premium Payment were not received two or more Valuation Days prior to the 9th. We reserve the right to hold your Premium Payment (plus credited interest) in the Initial Holding Account until the end of the free look period. If we exercise this right, your Premium Payment would be held in the Initial Holding Account for the duration of the free look period plus the number of days until the next Segment Start Date after the free look period expires. For example, if we receive your application in Good Order and your Premium Payment on the 8th of the month, and your free look period expires on the 8th of the following month, your Premium Payment would remain in the Initial Holding Account until the 9th of the following month (approximately 31 days after our receipt of the Premium Payment, depending on the calendar months involved). Please note that the free look period applicable to your Contract varies by state and could be longer or shorter than the free look period used in this example. See AppendixAPPENDIX D for state variations. Interest will be credited on the amountDepending on when we receive your Premium Payment, when Valuation Days occur in a given calendar month, and the length of the free look period under your Contract, it is possible that your Premium Payment (plus credited interest) could be held in the Initial Holding Account at a fixed rate determined at Contract issue. The Guaranteed Minimum Interest Rate for the Initial Holding Account will be 0.05%. The Initial Holding Account is part of our general account. The Initial Holding Account is only used when the Contract is initially purchased. Once money transfers out of the Initial Holding Account on the initial Segment Start Date, the Initial Holding Account is no longer availablefor an extended period of time, potentially multiple months. The Contract does not include a specific maximum number of days that the Premium Payment (plus credited interest) may be held in the Initial Holding Account. The specific number of days will depend on your circumstances, the allocation rules described above, and potentially factors that are beyond our control, such as unanticipated closures of the NYSE. For example, assume that we receive your application in Good Order and your Premium Payment on October 9, 2024, we exercise our right to hold your Premium Payment in the Initial Holding Account until the end of the free look period, and the longest free look period currently possible of 45 days (for replacement Contracts issued in Pennsylvania) applies. Based on these assumptions, your Premium Payment (plus credited interest) would remain in the Initial Holding Account until December 9, 2024 (61 days total). Allocation to the Segment Options • On your application, you direct how the amount transferred out of the Initial Holding Account will be allocated to the Segment Option(s). • A complete list of the Segment Options and available Segment Termsavailable Segment Options, including Index-Linked Segment Options and the Fixed Segment Option may be found in 3. OVERVIEW OF THE CONTRACT — Contract Features orand 11. INDEX-LINKED SEGMENT OPTION MECHANICS — General Information. • If the Fixed Segment Option is available, the maximum you can allocate to the Fixed Segment Option is 50%. • Allocations must be in percentages. • Percentages must be in whole numbers and total 100%. • Once an amount is allocated to a particular Segment Option, the amount cannot be transferred until the end of the Segment Term for that particular Segment Option. • You cannot instruct us to allocate Premium Payment or Accumulated Value to the Variable Account. 54

Contract Owner Rights During the accumulation period, you have all rights to the benefits under the Contract. The Annuitant and any Joint Annuitant (if not the Owner or Joint Owner, respectively) do not have any rights to the Contract. All of your rights of ownership cease upon your death. At that point the death benefit will become payable according to your benefit instructions. During the Annuitization period you are still the only person with material rights to the Contract. For more details on the Annuitization period, see 19. ANNUITIZATION. After the death of the Owner the primary beneficiary(ies) have the rights to the death benefit, if any. If your Contract is part of a qualified plan, IRA, SEP, or SIMPLE-IRA, you may not change either the Owner or the Annuitant. You may change the Owner and/or Annuitant of your Non-qualified Contract at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. If an Annuitant who is not an Owner dies while the Contract is in force, a new Annuitant may be named unless the Owner is a corporation, trust or other entity. While this Contract is in force, you have the right to name or change a beneficiary. This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us Notice. Right to Examine the Contract (Free Look) It is important to us that you are satisfied with the purchase of your Contract. Under state law, you have the right to return the Contract for any reason during the examination offer period (a “free look period”). The free look period is the later of 15 days after the Contract is delivered to you, or such later date as specified by applicable state law. For a state-by-state description of material variations of this Contract, see APPENDIX D. Upon exercising your free look rights, the amount we will return to you will be based on the state law applicable to your Contract as follows: • In the states that require us to return your Premium Payment, we will return your Premium Payment without any interest earned. • In states where we return your Contract Accumulated Value, the free look amount will be the Contract Accumulated Value plus any premium tax charge deducted, and minus any applicable federal and state income tax withholding. In addition, with respect to any portion of your Premium Payment allocated to an Index-Linked Segment Option, you assume risk of loss due to the possibility of a negative Equity Adjustment. As a result, you may receive less money upon your exercise of your free look rights than you paid into the Contract in Premium Payment. • In states that require us to return the greater of your Premium Payment and your Contract Accumulated Value, the free look amount will be the greater of the values in the previous two bullets. The Contract Accumulated Value would be subject to the Segment Interim Value calculation (which includes an Equity Adjustment) if your Premium Payment is allocated to a Segment Option. If you receive the Contract Accumulated Value, you assume the risk of any drop in Segment Interim Value on Premium Payment allocated to the Index-Linked Segment Options. If your Contract is issued in a state that requires a refund of your Premium Payment upon cancellation of your Contract during the free look period, you will not receive any interest earned while in the Initial Holding Account. The Bond Adjustment does not apply upon exercise of the Contract’s free look rights. Although we currently allocate to the Segment Options prior to the end of the free look period (after holding the money in the Initial Holding Account), during times of economic uncertainty and with prior notice to you, we may exercise our right to keep the Premium Payment in the Initial Holding Account during 55 the entire free look period, which varies by state and whether your Contract is a replacement or not. The maximum duration of the free look period is 45 days in replacement scenarios (e.g., replacing an existing life insurance policy or annuity) and 30 days in non-replacement scenarios in certain states, subject to changes in state law. See Initial Holding Account earlier in this section, as well as APPENDIX D for state variations. The amount of your refund and the length of the free look period may depend on whether your Contract is a replacement of another insurance or annuity contract. Generally, for Contracts issued as a replacement, this period is 30 days. If your Contract is an IRA or Roth IRA and you cancel within the first 7 days, you will receive the greater of: • The Premium Payment made, plus any prior earnings; or • Your Accumulated Value, plus any premium tax charge deducted, less any applicable federal and state income tax withholding and, depending on the state in which the Contract was issued, any applicable fees and charges. After the first 7 days, your state’s law will determine the amount you will receive (as described earlier in this provision). To exercise your free look, you must send the Contract and a written request to us postmarked before the close of business on the last day of the free look period. If you properly exercise your free look, we will cancel the Contract. You may obtain more specific information regarding the free look from your registered representative or by calling us at 1-800-852-4450. Distribution of the Contract Principal Securities, Inc. (the “principal underwriter”) serves as principal underwriter for the contracts. The business address of the principal underwriter is the Principal Financial Group, 655 9th Street, Des Moines, Iowa 50392. We are affiliated with the principal underwriter, as we and the principal underwriter are under common control as subsidiaries of The Principal Financial Group, Inc. We have entered into an underwriting agreement with the principal underwriter that covers distribution of the contracts. The principal underwriter is registered as a broker-dealer with the SEC under the 1934 Act, and with the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal underwriter is a member of the Securities Investors Protection Corporation. You may contact FINRA by calling 1-800-289-9999 or online at www.finra.org for information about the principal underwriter as well as your broker-dealer and their respective financial professional. Principal underwriter will use its best efforts to perform its distribution services, but is not required to sell any number or dollar amount of Contracts. With the exception of New York, the Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. We may stop offering the contracts at any time. The principal underwriter may perform various administrative services on our behalf. We may fund certain of the principal underwriter’s operating and other expenses, including overhead, legal and accounting fees, training, compensation and other expenses associated with the contracts. Financial professionals associated with the principal underwriter and their managers are also eligible for various benefits. We offer the contracts on a continuous basis. Contracts are sold only by licensed financial professionals in those states where the Contracts may be lawfully sold. The principal underwriter and the Company enter into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the contracts through those firms and their financial professionals. The financial professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA. The Company and/or the principal underwriter pay compensation to broker-dealers, financial institutions, and other parties (“Financial Intermediaries”) for the sale of contracts according to schedules 56 in the selling agreements and other agreements reached between the Company, the principal underwriter and the Financial Intermediaries. Such compensation generally consists of commissions on premiums paid on the Contract. The Company and/or the principal underwriter may receive compensation from the Underlying Fund, its adviser(s), or their affiliates for distribution-related services. See 20. ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT — Conflicts of Interest Related to the Underlying Fund. The amount and timing of upfront commissions paid to selling broker-dealers may vary depending on the selling agreements and the contract sold but will not be more than 6.5% of the Premium Payment. Some selling broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations. The financial professionals who solicit sales of the contracts typically receive a portion of the compensation paid to the selling broker-dealers in the form of commissions or other compensation, depending on the agreement between the selling broker-dealer and the financial professional. The financial professionals may also be eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the contracts may help financial professionals qualify for such benefits. Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your existing contract if you determine, after comparing the features, fees and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable for you to purchase the new contract rather than continue to own your existing contract. Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract. 10. FIXED SEGMENT OPTION MECHANICS There is only one Fixed Segment Option for this Contract. This Fixed Segment Option has a one-year Segment Term. Amounts allocated to a Fixed Segment Option earn interest at the applicable annual interest rate for the Segment Term. The annual interest rate declared at the beginning of the Segment Term is guaranteed until the Segment End Date. Interest will be credited on a daily basis during the Segment Term. The daily rate is calculated as [(1+Annual Interest Rate) |P% (1/365)-1]. If you allocate Accumulated Value to the Fixed Segment Option, the Fixed Segment Value at any time will be equal to the Accumulated Value allocated to the Segment Option on the Segment Start Date, plus interest credited to that Segment Option during the Segment Term, less any amount deducted from that Segment Option during the Segment Term. For the initial Segment Term, the annual interest rates for the Fixed Segment Options will be listed on your Data Page. We may declare different interest rates for subsequent Segment Terms. At least fifteen (15) days prior to the end of any Segment Term, we will provide notice of where to find the annual interest rates for the Fixed Segment Options that will be available for investment. This notice of the upcoming renewal will be in writing and the rates will be publicly available at least 7 calendar days prior to the Segment Start Date for the new Segment Terms on www.principal.com/individuals/invest-retire/annuities. We determine the annual interest rates for the Fixed Segment Options at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest for a new Segment Term at a rate greater than the Guaranteed Minimum Interest Rate. 57

The maximum Youyou can allocate to the Fixed Segment Option for the initial Segment Term is 50%. Also, Transfers to the Fixed Segment Option are subject to additional limits while the GLWB remains in effect. At the end of a Segment Term, Transfers to the Fixed Segment Option cannot result in your Accumulated Value in the Fixed Segment Option being more than the greater of (a) 50% of your total Accumulated Value or (b) your Secure Income Benefit Payment for the current Contract Year. This restriction will only be applicable if the Fixed Segment Option is involved in Youryour Transfer request. The Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The minimum value of the Fixed Segment Option on any Surrender will never be less than the minimum nonforfeiture amount. The minimum nonforfeiture amount equals eighty-seven and a half percent (87.5%) of any allocation to the Fixed Segment Option, plus interest credited daily at the nonforfeiture interest rate, less any partial withdrawals and transfers out of the Fixed Segment Option. The nonforfeiture interest rate used to calculate the minimum nonforfeiture amount is determined by us at issue according to the Standard Nonforfeiture Law for Individual Deferred Annuities. For the amount allocated to the Fixed Segment Option, you will receive the greater of the following upon any Surrender: • Surrender Value; and • Nonforfeiture amount as required by the Standard Nonforfeiture Law for Individual Deferred Annuities. We reserve the right to add and remove Fixed Segment Options as available investment options. There is no guarantee that any Fixed Segment Option will always be available for investment in the future. If we remove a Fixed Segment Option, it will be closed such that no reinvestments or Transfers will be allowed into that Segment Option. If you are currently invested in a Fixed Segment Option that has been removed, you may remain in that Segment Option until the end of the Fixed Segment Term. 11. INDEX-LINKED SEGMENT OPTION MECHANICS General Information This single premium index-linked deferred annuity currently offers several Segment Options in which to allocate, including some Index-Linked Segment Options that provide a buffer and some that provide a floor, and a Fixed Segment Option that provides a fixed interest rate. An Index-Linked Segment Option tracks performance of a linked Index. There are currently three Indices from which to choose and on which the returns/performance are based. The currently available Index-Linked Segment Options for this Contract are shown in the table below. 58

Segment Options Available(1) Segment Terms Available (Limit on Downside Loss / Guaranteed Minimum Interest Rate) Crediting Method Indices Limits on Upside 1-Year Segment Term 2-Year Segment Term 6-Year Segment Term Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate(2) 10% Buffer 20% Buffer 0% Floor 10% Floor 10% Buffer 10% Buffer 20% Buffer Point-to-Point Russell 2000 (Price Return Index; RTY) Participation Rate & Cap Rate(2) 10% Buffer N/A 10% Buffer Point-to-Point SG Smart Climate Index (SGIXSMAC) Participation Rate & Cap Rate(2) N/A N/A 10% Buffer Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate(2) 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) N/A 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) Fixed Fixed Segment Fixed Rate 0.05% Guaranteed Minimum Interest Rate N/A N/A (1) The availability of Segment Options may vary by broker-dealer. You may obtain information about the Segment Options that are available to you by contacting your financial professional or calling us at 1-800-852-4450. (2) If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. The Index-Linked Segment Options provide a Participation Rate and Cap Rate that may limit upside gains. The initial Cap Rate(s) and Participation Rate(s) are determined when you purchase your Contract and are reset each Segment Term. For additional information on Cap and Participation Rates, see Segment Credits on Segment End Date within this section. At the end of a Segment Term, you may choose to reject the new Participation Rate and Cap Rate by Transferring to another available Segment Option by providing us Notice at least two Valuation Days prior to the end of the Segment Term. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. For additional information, see 12. OPTIONS AT END OF SEGMENT TERM. You may select from the available Segment Terms, which are currently 1-year, 2-year and 6-year Segment Terms. The minimum amount you can allocate to any single Segment Option is $1,000.00. Other than a maximum Premium Payment at the Contract level, there is no maximum amount that can be allocated to a Segment Option. Index-Linked Segment Options are Buffer Segment Options, Peak Buffer Segment Options, and Floor Segment Options. These investment optionsSegment Options receive Segment Credits based on the performance of a linked Index and applying a Buffer Rate, Peak Buffer Midpoint, Floor Rate, Cap Rate and Participation Rate, as applicable. Segment Terms range from one to six years and are linked to one of the following Indices: S&P 500® Price Return Index (SPX); Russell 2000® Price Return Index (RTY); and SG Smart Climate Index (SGIXSMAC). We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option 59 available in the future, you should not buy this Contract, as we do not guarantee the availability of any otherIndex-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. The guaranteed minimum Cap Rate is 0.50%, and the guaranteed minimum Participation Rate is 5.00%. We will not declare a Cap Rate or Participation Rate below the applicable guaranteed minimum. The guaranteed minimum Cap Rate and Participation Rate will not change for the life of the Contract. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term due to positive Index performance would be 0.50%. Segment Credits on Segment End Date Crediting Methods For each Index-Linked Segment Option, its Segment Term is not only the potential duration of your investment in that Segment Option, but also the length of time that the Segment Option is linked to the performance of its Index. The Index-Linked Segment Options are linked to the performance of their Indices based on the point- to-point crediting method. Under this approach, the amounts you allocate to one or more Segment Options that are linked to certain Indices will change in values during defined periods of time (i.e., the Segment Term). In other words, a specific Index’s performance rate, whether positive or negative, is generally measured on a point-to-point basis from the Index’s value on the first day of the Segment Term to the Index’s value on the last day of the Segment Term. The Index performance from the Segment Start Date to the Segment End Date is the percentage change in the value of the applicable Index between those dates. Certain of the following rates will apply to the Index-Linked Segment Options that are currently offered under the Contract: • Cap Rate — When the Index-Linked Segment Option has positive performance, the interest credited on the Segment End Date will typically equal the positive change in the Index Value multiplied by the Participation Rate up to the Cap Rate. The Cap Rate represents the total limit on upside performance on the Segment End Date as measured from the Segment Start Date. For Segment Terms longer than one year, your Segment Option’s Cap Rate would be lower if measured on an annual basis for the entire Segment Term; it is not an annual limit. If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. • Participation Rate — When the Index-Linked Segment Option has positive performance, the interest credited on the Segment End Date will typically equal the positive change in the Index Value multiplied by the Participation Rate (subject to any Cap Rate that may apply). Please see the bullet point immediately above for information on how the Participation Rate and Cap Rate operate together. • Buffer Rate — When negative performance is subject to a Buffer Rate, we will absorb any loss up to the maximum Buffer Rate. Any negative Index Value change in excess of the Buffer Rate will be your responsibility. The Buffer Rate represents the maximum negative performance the Company will absorb on the Segment End Date as measured from the Segment Start Date. For Segment Terms longer than one year, your Segment Option’s Buffer Rate would be lower if measured on an annual basisis for the entire Segment Term; it is not an annual limit. • Peak Buffer — If you select a Peak Buffer Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance beyond the Buffer Rate. In this regard, a Peak Buffer Segment Option provides the same type of limited downside protection as a Buffer Segment Option. See “Buffer Rate” above. However, a Peak Buffer Segment 60

Option differs from a Buffer Segment Option insofar as your investment in a Peak Buffer Segment Option may be credited gain when there is a negative Index Change at the end of the Segment Term, provided that the negative Index Change does not exceed the Buffer Rate. At the end of a Segment Term: • If the negative Index Change does not exceed the Peak Buffer Midpoint, your investment will be credited gain equal to the opposite of the negative Index Change. • If the negative Index Change exceeds the Peak Buffer Midpoint but not the Buffer Rate, your investment will be credited gain equal to the Buffer Rate less the negative Index Change. • If the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss). • If the negative Index Change exceeds the Buffer Rate, we will apply a loss equal to the negative Index Change in excess of the Buffer Rate. Currently, we offer two Peak Buffer Segment Options. Each has a 20% Buffer Rate and 10% Peak Buffer Midpoint. For any other Peak Buffer Segment Option that we may offer in the future, the Peak Buffer Midpoint will be the Buffer Rate divided by 2. For Segment Terms longer than one year, a Peak Buffer Segment Option’s Buffer Rate is for the entire Segment Term; it is not an annual limit. • Floor Rate — When negative performance is subject to a Floor Rate, we will absorb any loss in excess of the Floor Rate. Any negative Index Value change less than the Floor Rate will be your responsibility. The Floor Rate represents the maximum negative performance for which you will be responsible on the Segment End Date as measured from the Segment Start Date. For Segment Terms longer than one year, your Segment Option’s Floor Rate would provide less protection if measured on an annual basisis for the entire Segment Term; it is not an annual limit. Crediting Method Examples The following examples are hypothetical and are solely intended to help you understand how Segment Credits are calculated. They do not assume any Surrenders, Surrender Charges, Bond Adjustments, or EquityBond Adjustments, all of which could impact the value of the Contract. Furthermore, the following examples do not reflect the deduction of quarterly GLWB Fees. Gains would be lower, and losses would be greater, if Surrender Charges, negative Bond Adjustments, negative Equity Adjustments, or GLWB Fees were added to the examples belowGains would be lower, and losses would be greater, if Surrender Charges or negative Bond Adjustments were added to the examples below. As explained further in each example, the examples do assume reductions to the Crediting Base due to deductions for GLWB Fees during the Segment Term and the impact of corresponding Equity Adjustments. Prior to the Segment End Date, the deduction of GLWB Fees will result in a proportionate reduction to your Crediting Base, which could be greater than the GLWB Fee deducted. On the Segment End Date, the deduction of GLWB Fees will reduce your Crediting Base by the amount of the GLWB Fee. Reductions to your Crediting Base upon the deduction of GLWB Fees could be higher or lower than assumed in the examples below, and will depend on factors such as your Crediting Base, the dollar amount of GLWB Fees, and corresponding Equity Adjustments. The Index Changes in the examples below are wide ranging so that you can compare and contrast different return scenarios; they are not historical Index returns. These examples, for the purpose of calculating a hypothetical Segment Credit dollar amount, assume Segment Credit dollar amount is equal to the Segment Credit percentage multiplied by the Crediting Base on the Segment End Date is $10,000. The Segment Credit dollar amount is equal to the Segment Credit percentage multiplied by the Crediting Base. ¶ For each scenario below, assume a 1-year Segment Term on a Floor Segment Option with a 0% Floor Rate, a 5% Cap Rate, and a 75% Participation Rate. For each scenario below, assume a 1-year Segment Term on a Floor Segment Option with a 0% Floor Rate, a 5% Cap Rate, and a 75% Participation Rate. In addition, assume that you allocated $1,250 to the 61

Segment Option on the Segment Start Date and that due to the deduction of quarterly GLWB Fees and the impact of corresponding Equity Adjustments, the Crediting Base has been reduced to $1,000 as of the Segment End Date. Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 ............... 100 125 25% 5% $500 2 ............... 100 105 5% 3.75% $375 3 ............... 100 100 0% 0% $ 0 4 ............... 100 95 -5% 0% $ 0 5 ............... 100 85 -15% 0% $0 Scenario Crediting Base on Segment Start Date Beginning Index Value Ending Index Value Index Change Segment Credit percentage Crediting Base on Segment End Date Segment Credit dollar amount 1 ............ $1,250 100 125 25% 5% $1,000 $ 50 2 ............ $1,250 100 105 5% 3.75% $1,000 $37.50 3 ............ $1,250 100 100 0% 0% $1,000 $ 0 4 ............ $1,250 100 95 -5% 0% $1,000 $ 0 5 ............ $1,250 100 85 -15% 0% $1,000 $ 0 For each scenario below, assume a 1-year Segment Term on a Floor Segment Option with a 10% Floor Rate, a 10% Cap Rate, and a 100% Participation Rate. In addition, assume that you allocated $1,250 to the Segment Option on the Segment Start Date and that due to the deduction of quarterly GLWB Fees and the impact of corresponding Equity Adjustments, the Crediting Base has been reduced to $1,000 as of the Segment End Date. Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 ............... 100 125 25% 10% $ 1,000 2 ............... 100 105 5% 5% $ 500 3 ............... 100 100 0% 0% $ 0 4 ............... 100 95 -5% -5% $ -500 5 ............... 100 85 -15% -10% $-1,000 Scenario Crediting Base on Segment Start Date Beginning Index Value Ending Index Value Index Change Segment Credit percentage Crediting Base on Segment End Date Segment Credit dollar amount 1 ............ $1,250 100 125 25% 10% $1,000 $ 100 2 ............ $1,250 100 105 5% 5% $1,000 $ 50 3 ............ $1,250 100 100 0% 0% $1,000 $ 0 4 ............ $1,250 100 95 -5% -5% $1,000 $ -50 5 ............ $1,250 100 85 -15% -10% $1,000 $-100 For each scenario below, assume a 6-year Segment Term on a Buffer Segment Option with a 10% Buffer Rate, 50% Cap Rate, and a 110% Participation Rate. In addition, assume that you allocated $2,500 to the Segment Option on the Segment Start Date and that due to the deduction of quarterly GLWB Fees and the impact of corresponding Equity Adjustments, the Crediting Base has been reduced to $1,000 as of the Segment End Date. 62

Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 ............... 100 160 60% 50% $ 5,000 2 ............... 100 125 25% 27.5% $ 2,750 3 ............... 100 100 0% 0% $ 0 4 ............... 100 95 -5% 0% $ 0 5 ............... 100 30 -70% -50% $-5,000 Scenario Crediting Base on Segment Start Date Beginning Index Value Ending Index Value Index Change Segment Credit percentage Crediting Base on Segment End Date Segment Credit dollar amount 1 ............ $2,500 100 160 60% 50% $1,000 $ 500 2 ............ $2,500 100 125 25% 27.5% $1,000 $ 275 3 ............ $2,500 100 100 0% 0% $1,000 $ 0 4 ............ $2,500 100 95 -5% 0% $1,000 $ 0 5 ............ $2,500 100 30 -60% -50% $1,000 $-500 For each scenario below, assume a 1-year Segment Term on a Peak Buffer Segment Option with a 20% Buffer Rate, a 10% Peak Buffer Midpoint, 5% Cap Rate, and a 100% Participation Rate. In addition, assume that you allocated $1,250 to the Segment Option on the Segment Start Date and that due to the deduction of quarterly GLWB Fees and the impact of corresponding Equity Adjustments, the Crediting Base has been reduced to $1,000 as of the Segment End Date. Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 ............... 100 125 25% 5% $ 500 2 ............... 100 102 2% 2% $ 200 3 ............... 100 100 0% 0% $ 0 4 ............... 100 95 -5% 5% $ 500 5 ............... 100 90 -10% 10% $1,000 6 ............... 100 88 -12% 8% $ 800 7 ............... 100 75 -25% -5% $ -500 Scenario Crediting Base on Segment Start Date Beginning Index Value Ending Index Value Index Change Segment Credit percentage Crediting Base on Segment End Date Segment Credit dollar amount 1 ............ $1,250 100 125 25% 5% $1,000 $ 50 2 ............ $1,250 100 102 2% 2% $1,000 $ 20 3 ............ $1,250 100 100 0% 0% $1,000 $ 0 4 ............ $1,250 100 95 -5% 5% $1,000 $ 50 5 ............ $1,250 100 90 -10% 10% $1,000 $100 6 ............ $1,250 100 88 -12% 8% $1,000 $ 80 7 ............ $1,250 100 75 -25% -5% $1,000 $ -50 For each scenario below, assume a 6-year Segment Term on a Peak Buffer Segment Option with a 20% Buffer Rate, a 10% Peak Buffer Midpoint, 50% Cap Rate, and a 100% Participation Rate. In addition, assume that you allocated $2,500 to the Segment Option on the Segment Start Date and that due to the deduction of quarterly GLWB Fees and the impact of corresponding Equity Adjustments, the Crediting Base has been reduced to $1,000 as of the Segment End Date. 63

Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 ............... 100 160 60% 50% $ 5,000 2 ............... 100 125 25% 25% $ 2,500 3 ............... 100 100 0% 0% $ 0 4 ............... 100 95 -5% 5% $ 500 5 ............... 100 88 -12% 8% $ 800 6 ............... 100 30 -70% -50% $-5,000 Scenario Crediting Base on Segment Start Date Beginning Index Value Ending Index Value Index Change Segment Credit percentage Crediting Base on Segment End Date Segment Credit dollar amount 1 ............ $2,500 100 160 60% 50% $1,000 $ 500 2 ............ $2,500 100 125 25% 25% $1,000 $ 250 3 ............ $2,500 100 100 0% 0% $1,000 $ 0 4 ............ $2,500 100 95 -5% 5% $1,000 $ 50 5 ............ $2,500 100 88 -12% 8% $1,000 $ 80 6 ............ $2,500 100 30 -70% -50% $1,000 $-500 Because we only calculate Segment Credits on the Segment End Date, the Segment Credit typically does not reflect the highest or lowest Index Value that occurred during the Segment Term. The Index Change is subject to further adjustment(s) in arriving at a Segment Credit for the Segment Option. The adjustment(s) are based on any Cap Rate, Participation Rate, Buffer Rate, Peak Buffer Midpoint or Floor Rate that may apply. Segment Interim Value Segment Interim Values only apply on dates other than the Segment Start Date and Segment End Date. Before the end of a Segment Term for an Index-Linked Segment Option, if any of the following transactions occurs, the transaction will be based on the Segment Interim Value of your investment in that Index-Linked Segment Option: • you take any withdrawal, including a full withdrawal, partial withdrawal, GLWB withdrawal (Secure Income Withdrawal or Excess Withdrawal), withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal, or unscheduled withdrawal, • you exercise the Segment Lock-In feature, • you Annuitize, • a death benefit based on Accumulated Value is processed, or • a GLWB Fee is deducted from that Index-Linked Segment Option. The Equity Adjustment applies to all the above transactions and could result in a loss beyond the downside protection for the Index-Linked Segment Option. The Bond Adjustment may also apply to withdrawals, Annuitization, and death benefits and could also result in a loss beyond the downside protection for the Index-Linked Segment Options. In extreme circumstances, for any Index-Linked Segment Option, the total loss could be 100% (i.e., a complete loss of your principal and/or any prior earnings) due to negative Equity Adjustments and/or Bond Adjustments. The Segment Interim Value is the Crediting Base adjusted for the Equity Adjustment for each Index-Linked Segment Option. The Crediting Base is the amount allocated to the Segment Option on the Segment Start Date, reduced upon any Surrender or deduction of GLWB Fees from that Segment Option prior to 64 the Segment End Date. Generally, when a Surrender is taken or a GLWB Fee is deducted from an Index-Linked Segment Option prior to the Segment End Date, the Crediting Base will be proportionately reduced, and this reduction could be greater than the amount Surrendered or the GLWB Fee deducted. See Reductions to Crediting Base below. The calculation for the Segment Interim Value is: Segment Crediting Base * (1 + Equity Adjustment percentage) Generally, the Segment Interim Value will tend to reflect less gain and more loss (as applicable) than would apply at the end of a Segment Term. This means that you might not receive the full protection of a Buffer or Floor Rate reflected in your Segment Interim Value. The Segment Interim Value may result in a loss even if the Index Value at the time the Segment Interim Value is calculated is higher than the Index Value on the Segment Start Date. Generally, the Segment Interim Value will be lower earlier in a Segment Term or if the current Index Value is less than the beginning Index Value. Note: even for a Segment Option that offers a 0% Floor, please be aware the Segment Interim Value could be negative due to the Equity Adjustment calculation. As a result, any Surrender prior to the Segment End Date could result in loss of principal and/or prior earnings. Calculation of Equity Adjustment The Equity Adjustment is intended to be close to the change in the market value of derivative instruments that hedge risks associated with our obligation to apply Segment Credits to the Index-Linked Segment Options. The Equity Adjustment accounts for changes in the then current estimate of the Company’s obligations to provide the promised performance at the end of the Segment Term. The adjustment takes into account the applicable Buffer Rate, Floor Rate, Cap Rate, and Participation Rate through the use of the Black-Scholes pricing model to track the market value of the hypothetical derivative instruments on days other than the Segment End Date. The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. It does not apply to either the Initial Holding Account or the Fixed Segment Option. On the Segment Start Date and Segment End Date, the Equity Adjustment is 0%. See APPENDIX B for more details on the calculation of the Equity Adjustment. Reductions to Crediting Base Crediting Base The Crediting Base is a reference value that starts as the amount initially allocated to the Segment Option. Transactions that affect the Crediting Base include Surrenders, GLWB Fees, Transfers and Segment Credits. The Crediting Base itself is not an indication of how much is available before the end of a Segment Term. Please note that the Crediting Base is not the same as the Segment Interim Value. On the initial Segment Start Date, the Crediting Base for any Segment Option is the amount from the Initial Holding Account that gets allocated to the specific Segment Option. On any other date, the Crediting Base for any Segment Option is the amount allocated to the Segment Option on the Segment Start Date, reduced upon any Surrender or, deduction of quarterly GLWB Fees, and increased or decreased for any Segment Credits and Transfers. The calculation for the Crediting Base is as follows: Cred BasePrev – Seg Fee + Seg Credit + TransfersIn – TransfersOut – Surrenders Where: 65

• Cred BasePrev is the Segment Crediting Base on the previous day • Seg Fee is the Segment Fee amount applied to the Segment Option on this date • Seg Credit is the amount of Segment Credits credited to the Segment Option on this date • TransfersIn is the amount transferred from other Segment Options to this Segment Option on this date • TransfersOut is the amount transferred to other Segment Options from this Segment Option on this date • Surrenders is the Surrender amount deducted from this Segment Option on this date Segment Fees (arising under the GLWB, if in effect) and Surrenders may be applied on any day in the Segment Term. Segment Credits and Transfers are only applied on the Segment End Date. Impact of Reductions The three areas in which reductions to your Crediting Base will occur are GLWB Fees, Surrenders and negative Segment Credits. The Crediting Base will be reduced quarterly for the GLWB Fees, if the GLWB is in effect. Surrenders and GLWB Fee deductions that occur before the Segment End Date: the Crediting Base for an Index-Linked Segment Option will be reduced by the same proportion that the Segment Interim Value was reduced by the Surrender (unless the Surrender is a partial withdrawal satisfying the Required Minimum Distribution requirement for your Contract, as discussed further below) or by the GLWB Fee. If the Segment Interim Value is greater than the Crediting Base at the time of a withdrawalthe Surrender or GLWB Fee deduction, the Crediting Base will be reduced by less than the withdrawalSurrender amount or GLWB Fee (i.e., on less than a dollar-for-dollar basis). If the Segment Interim Value is less than the Crediting Base at the time of a withdrawalthe Surrender or GLWB Fee deduction, the Crediting Base will be reduced by more than the withdrawalSurrender amount or GLWB Fee (i.e., on more than a dollar-for-dollar basis). If the Surrender is a partial withdrawal satisfying the Required Minimum Distribution requirement for your Contract, the reduction to your Crediting Base will be no greater than the amount of the Segment Interim Value withdrawn.and the Segment Interim Value immediately prior to the RMD withdrawal is equal to or greater than the Crediting Base, the Crediting Base will be reduced by less than the withdrawal amount (i.e., on less than a dollar-for-dollar basis), same as a non-RMD withdrawal in that situation. If the Segment Interim Value is less than the Crediting Base at the time of a withdrawal, the Crediting Base is reduced for the RMD withdrawal on a dollar-for-dollar basis by the lesser of the RMD amount for your Contract and the portion of the Crediting Base Surrendered. The Surrender amount equals the Segment Interim Value withdrawn plus or minus the Bond Adjustment and minus any applicable Surrender Charges and GLWB Fees (if any). In calculating the Surrender amount, a Bond Adjustment is factored in, which could have a negative impact on the Surrender amount. The Segment Interim Value is the Crediting Base adjusted for the Equity Adjustment. Surrenders and GLWB Fee deductions that occur on the Segment End Date: the Crediting Base will be reduced by the amount of the Accumulated Value withdrawn. Surrender amount or the GLWB Fee. An RMD withdrawal that occurs on a Segment End Date will reduce the Crediting Base in the same manner as a non-RMD withdrawal (i.e., by the amount withdrawn). The Surrender amount equals the Accumulated Value withdrawn plus or minus the Bond Adjustment and minus any applicable Surrender Charges and GLWB Fees (if any). In calculating the Surrender amount, a Bond Adjustment is factored in, which could have a negative impact on the Surrender amount. The Equity Adjustment does not apply since the Surrender occurs on the Segment End Date. If you receive a negative Segment Credit on the Segment End Date, the Crediting Base will be reduced by the entire amount of the negative Segment Credit. Reduction to Crediting Base — Negative Segment Credits (End of Segment Term and No Surrenders) Below is an example of how a negative Segment Credit causes a reduction to the Crediting Base. This example shows how Segment Credits decrease (or increase) the Crediting Base on a dollar-for- dollar 66 basis. Assume this is a 1-year Segment Option with a Premium Payment of $100,000.00. At the end of the first Segment Term, the Segment Option received a positive $5,000 Segment Credit, which increases the Segment Option’s Crediting Base. In the second Segment Term, the Segment Option received a negative $15,000, which decreased the Segment Option’s Crediting Base below the Premium Payment to $90,000. In the third Segment Term (and final year of this example), the Segment Option received a positive $2,000 Segment Credit, which increases the Segment Option’s Crediting Base to $92,000. In this example the Bond Adjustment would not apply because there is not a Surrender occurring. Segment Credits only occur on Segment End Dates. This example also assumes no Surrenders. Contract Year Beginning Crediting Base Segment Credit Crediting Base After Segment Credit 1 ............................... $100,000.00 $ 5,000.00 $105,000.00 2 ............................... $105,000.00 $-15,000.00 $ 90,000.00 3 ............................... $ 90,000.00 $ 2,000.00 $ 92,000.00 Reduction to Crediting Base — GLWB Fees (Middle of Segment Term and No Surrenders) This example displays how the GLWB Fee proportionally reduces the Segment Option’s Crediting Base assuming all funds are allocated to an Index-Linked Segment Option and there are no Surrenders. If your Secure Income Benefit Base is $100,000.00 on the last day of a calendar quarter, the quarterly charge would be $375.00 ($100,000.00 * 1.50% / 4) and deducted from your Crediting Base in the same proportion the charge reduces your Accumulated Value. If your Crediting Base and Accumulated Value (Segment Interim Value) are $100,000.00, both values will reduce to $99,625.00 ($100,000.00 minus $375.00). If, instead, your starting Accumulated Value (Segment Interim Value) was $90,000.00 and your Crediting Base was $100,000.00, the GLWB Fee would reduce the Crediting Base by more than $375. In that case, the Accumulated Value would be reduced to $89,625.00 ($90,000.00 minus $375.00). The Crediting Base would be proportionately reduced from $100,000.00 to $99,583.33, a reduction of $416.67. This was calculated by dividing the fee amount ($375.00) by the Accumulated Value immediately prior to the fee deduction ($90,000.00) and multiplying the result by the Crediting Base immediately prior to the partial withdrawal ($100,000.00). In these examples the Bond Adjustment would not apply because there is not a Surrender occurring. Reduction to Crediting Base — Partial Withdrawal at End of Segment Term (Dollar-for-Dollar Reduction to Crediting Base) Below is an example of how a partial withdrawal at the end of a Segment Term causes a reduction to the Crediting Base. The example displays how a partial withdrawal at the end of a Segment Term causes a dollar-for-dollar reduction to the Crediting Base. In this example, the Segment Credit is $0 because the assumed Index Change for the Segment Term is 0%. Segment Interim Value (including the Equity Adjustment) does not apply on a Segment End Date. The Bond Adjustment does still apply on Segment End Dates, unless an exception to the Bond Adjustment otherwise applies, due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment is basedapplied to on the portion of the Crediting Base that is being Surrendered and also subject to a Bond Adjustment. This example assumes that the Accumulated Value is entirely invested in a single Index-Linked Segment Option. 67

Premium Payment .............................................. $100,000.00 Crediting Base ................................................ $100,000.00 Index Change ................................................. 0.00% Segment Credit ................................................ $ 0.00 Accumulated Value prior to Withdrawal .............................. $100,000.00 Required Minimum Distribution ................................... $ 0.00 Free Surrender Amount .......................................... $ 10,000.00(1) Withdrawal Amount ............................................ $ 20,000.00 Portion of Crediting Base Surrendered .............................. $ 20,000.00(2) Bond Adjustment Percentage .................................... -2.50% Bond Adjustment Amount ...................................... $ -250.00(3) Withdrawal Amount after Bond Adjustment .......................... $ 19,750.00(4) Surrender Charge Percentage .................................... 8.00% Surrender Charge ............................................ $ 780.00(5) Withdrawal Amount after Surrender Charges ......................... $ 18,970.00(6) Crediting Base after Withdrawal .................................. $ 80,000.00(7) Accumulated Value after Withdrawal ............................... $ 80,000.00(8) (1) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. (2) The portion of the Crediting Base Surrendered is $20,000.00. This represents the amount by which the Crediting Base is reduced. On a Segment End Date, the Crediting Base is reduced by the amount of a Surrender on a dollar-for-dollar basis, causing the Withdrawal Amount ($20,000) and the portion of Crediting Base Surrendered to be the same. (3) The Bond Adjustment amount is negative $250.00. For this example, we assumed the Bond Adjustment percentage was negative 2.50%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base Surrendered ($20,000.00), less the Free Surrender Amount ($10,000.00), times the Bond Adjustment percentage (negative 2.50%). (4) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($20,000.00) minus the Bond Adjustment amount ($250.00), which is $19,750.00. (5) The Surrender Charge amount is $780.00. For this example, we assumed a Surrender Charge percentage of 8.00%, which would be the case if the partial withdrawal occurred during the first or second Contract Year. The Surrender Charge amount is calculated by subtracting the Free Surrender Amount ($10,000.00) from the withdrawal amount after Bond Adjustment ($19,750.00) and multiplying the difference by the Surrender Charge percentage (8.00%). (6) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($20,000.00) minus the Bond Adjustment Amount ($250.00) minus the Surrender Charge ($780.00), which is $20,000.00 – $250.00 – $780.00 = $18,970.00. (7) The Crediting Base after Withdrawal is $80,000.00. This amount is calculated by subtracting the portion of the Crediting Base Surrendered ($20,000.00) from the initial Crediting Base ($100,000.00). (8) Accumulated Value after Withdrawal is equal to the Accumulated Value prior to Withdrawal ($100,000) minus the Withdrawal Amount ($20,000), which is $80,000. Reduction to Crediting Base — Partial Withdrawal in Middle of Segment Term (Proportional Reduction to the Crediting Base) Below is an example of how a partial withdrawal in the middle of a Segment Term causes a proportional reduction to the Crediting Base. The example displays how a partial withdrawal in the middle of a Segment Term causes a proportional reduction to the Crediting Base, which is demonstrated in footnote 3 below. In this example, the Equity Adjustment applies because the partial withdrawal occurs in the middle of the 68

Segment Term and is assumed to be negative, which results in the Crediting Base being reduced on more than a dollar-for-dollar basis. The Bond Adjustment applies as well due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment is based onapplied to the portion of the Crediting Base that is being Surrendered and also subject to a Bond Adjustment. This example assumes that the Accumulated Value is entirely invested in a single Index-Linked Segment Option. Premium Payment .............................................. $100,000.00 Crediting Base .............................................. $100,000.00 Equity Adjustment Percentage ................................... -5.22% Equity Adjustment Amount ..................................... $ -5,220.00 Accumulated Value (Segment Interim Value)(1) prior to Withdrawal .......... $ 94,780.00 Required Minimum Distribution .................................. $ 0.00 Free Surrender Amount .......................................... $ 10,000.00(2) Withdrawal Amount ............................................ $ 20,000.00 Portion of Crediting Base Surrendered .............................. $ 21,101.50(3) Bond Adjustment Percentage .................................... -1.56% Bond Adjustment Amount ...................................... $ -173.18(4) Withdrawal Amount after Bond Adjustment .......................... $ 19,826.82(5) Surrender Charge Percentage .................................... 8.00% Surrender Charge ............................................ $ 786.15(6) Withdrawal Amount after Surrender Charges ......................... $ 19,040.67(7) Crediting Base after Withdrawal .................................. $ 78,898.50(8) Accumulated Value after Withdrawal ............................... $ 74,780.00(9) (1) In this example, the Accumulated Value equals the Segment Interim Value because the partial withdrawal occurs in the middle of the Segment Term, and there is only one Segment Option. Note that the Accumulated Value ($94,780.00) is lower than the initial allocation of $100,000.00 even though there was no previous Surrender activity in this example. Prior to the Segment End Date for an Index-Linked Segment Option, the Accumulated Value is equal to the Segment Interim Value, and the Segment Interim Value is calculated each Valuation Day using the daily Equity Adjustment. Here, the Accumulated Value (Segment Interim Value) prior to Withdrawal is equal to the Crediting Base prior to the withdrawal ($100,000.00) multiplied by the Equity Adjustment Percentage (-5.22%) plus one (1), which is $94,780.00 (i.e., $100,000.00 * (-5.22% + 1) = $94,780.00). (2) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. (3) The portion of the Crediting Base Surrendered is $21,101.50, which represents the proportion by which the Crediting Base is reduced. This was calculated by dividing the partial withdrawal amount ($20,000.00) by the Accumulated Value immediately prior to the partial withdrawal ($94,780.00) and multiplying the result by the Crediting Base immediately prior to the partial withdrawal ($100,000.00). (4) The Bond Adjustment amount is negative $173.18. For this example, we assumed the Bond Adjustment percentage was negative 1.56%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base Surrendered ($21,101.50), less the Free Surrender Amount ($10,000), times the Bond Adjustment percentage (negative 1.56%). (5) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($20,000.00) minus the Bond Adjustment amount ($173.18), which is $19,826.82. (6) The Surrender Charge amount is $786.15. For this example, we assumed a Surrender Charge percentage of 8.00%, which would be the case if the partial withdrawal occurred during the first or second Contract Year. The Surrender Charge amount is calculated by subtracting the Free Surrender Amount 69

($10,000.00) from the withdrawal amount after Bond Adjustment ($19,826.82) and multiplying the difference by the Surrender Charge percentage (8.00%). (7) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($20,000.00) minus the Bond Adjustment Amount ($173.18) minus the Surrender Charge ($786.15), which is $20,000.00 – $173.18 – $786.15 = $19,040.67. (8) The Crediting Base after Withdrawal is $78,898.50. This amount is calculated by subtracting the portion of the Crediting Base Surrendered ($21,101.50) from the initial Crediting Base ($100,000.00). (9) The Accumulated Value after Withdrawal is the Crediting Base after Withdrawal ($78,898.50) multiplied by the Equity Adjustment percentage (-5.22%) plus one (1), which is $78,898.50* (-5.22% + 1) = $74,780.00. Reduction to Crediting Base — Required Minimum Distribution in Middle of Segment Term (Dollar-for-Dollar Reduction to Crediting Base) Below is an example of how a Required Minimum Distribution (RMD) withdrawal causes a reduction to the Crediting Base. This is an example where the Accumulated Value immediately prior to the RMD withdrawal is less than the Crediting Base, and the RMD withdrawal is taken prior to the Segment End Date. If the Accumulated Value immediately prior to the RMD withdrawal is equal to or greater than the Crediting Base or occurs on a Segment End Date, the RMD withdrawal will reduce the Crediting Base in the same manner as a non-RMD withdrawal. Otherwise, as described under Impact of Reductions — Surrenders and GLWB Fee deductions that occur before the Segment End Date earlier in this section, when the partial withdrawal is satisfying the RMD requirement for your Contract, the Crediting Base is reduced for the RMD portion of the withdrawal by the lesser of the RMD amount for your Contract and the portion of the Crediting Base Surrendered, which is shown in footnote 8 of this example. In this example, the Equity Adjustment applies because the partial withdrawal occurs in the middle of the Segment Term and is assumed to be negative. The Bond Adjustment would not apply because the RMD withdrawal would be a withdrawal of the Free Surrender Amount. This example assumes that the Accumulated Value is entirely invested in a single Index-Linked Segment Option. Premium Payment .............................................. $100,000.00 Crediting Base ................................................ $100,000.00 Equity Adjustment Percentage ..................................... -12.83% Equity Adjustment Amount ....................................... $ -12,830.00 Accumulated Value (Segment Interim Value)(1) prior to withdrawal ............ $ 87,170.00 Required Minimum Distribution ................................... $ 4,500.00 Free Surrender Amount .......................................... $ 4,500.00(2) Withdrawal Amount ............................................ $ 4,500.00 Portion of Crediting Base Surrendered ............................... $ 5,162.33(3) Bond Adjustment Percentage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A(4) Bond Adjustment Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A(4) Withdrawal Amount after Bond Adjustment ........................... $ 4,500.00(5) Surrender Charge Percentage ...................................... 8.00% Surrender Charge .............................................. $ 0.00(6) Withdrawal Amount after Surrender Charges ........................... $ 4,500.00(7) Reduction to Crediting Base ....................................... $ 4,500.00(8) Crediting Base after Withdrawal .................................... $ 95,500.00(9) Accumulated Value after Withdrawal ................................. $ 83,247.35(10) (1) In this example, the Accumulated Value equals the Segment Interim Value because the partial withdrawal occurs in the middle of the Segment Term, and there is only one Segment Option. 70

Note that the Accumulated Value ($87,170.00) is lower than the initial allocation of $100,000.00 even though there was no previous Surrender activity in this example. Prior to the Segment End Date for an Index-Linked Segment Option, the Accumulated Value is equal to the Segment Interim Value, and the Segment Interim Value is calculated each Valuation Day using the daily Equity Adjustment. Here, the Accumulated Value (Segment Interim Value) prior to Withdrawal is equal to the Crediting Base prior to the withdrawal ($100,000.00) multiplied by the Equity Adjustment Percentage (-12.83%) plus one (1), which is $87,170.00 (i.e., $100,000.00 * (-12.83% + 1) = $87,170.00). (2) The Free Surrender Amount is $4,500.00. This assumes that the Free Surrender Amount was set equal to the RMD amount. (3) The portion of the Crediting Base Surrendered is $5,162.33, which represents the proportion by which the Crediting Base is reduced. This was calculated by dividing the partial withdrawal amount ($4,500.00) by the Accumulated Value immediately prior to the partial withdrawal ($87,170.00) and multiplying the result by the Crediting Base immediately prior to the partial withdrawal ($100,000.00). (4) The Bond Adjustment is not applicable because the withdrawal amount did not exceed the Free Surrender Amount. Amounts withdrawn up to the Free Surrender Amount are not subject to a Bond Adjustment. (5) The Withdrawal Amount is $4,500 because there was no Bond Adjustment. (6) The Surrender Charge amount is $0.00 because the withdrawal is within the Free Surrender Amount. (7) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($4,500.00) plus the Bond Adjustment amount ($0.00) minus the Surrender Charge ($0.00), which is $4,500.00. (8) The Reduction to Crediting Base is $4,500.00, which is calculated by taking the lesser of the RMD amount for your Contract ($4,500.00) and the portion of the Crediting Base Surrendered ($5,162.33) since the withdrawal is for the RMD amount for your Contract. (9) The Crediting Base after Withdrawal is $95,500.00. This amount is calculated by subtracting the Reduction to Crediting Base ($4,500.00) from the initial Crediting Base ($100,000.00). (10) The Accumulated Value after Withdrawal is the Crediting Base after Withdrawal ($95,500.00) multiplied by the Equity Adjustment percentage (-12.83%) plus one (1), which is $95,500.00* (-12.83% + 1) = $83,247.35. Discontinuation or Substitution of an Index The Indices available on the Contract Date are not guaranteed for the life of the Contract. For any Index- Linked Segment Option, we will substitute an existing Index if the Index is discontinued or when there is a substantial change in the calculation of the Index that materially modifies the performance or values of the Index or when there is an unexpected increase in our cost to hedge obligations under the Contract. We may also substitute an Index should Index Values become unavailable for any reason. The substitution of an Index will have no impact on an Index-Linked Segment Option’s Segment Term, Cap Rate, Participation Rate, Buffer Rate, Peak Buffer Midpoint, or Floor Rate, as applicable. When substituting an Index, we will attempt to select an alternative Index that, in our judgment, has an investment and risk profile similar to the original Index. We will notify you at least 30 days in advance of the substitution, and the notice will include the Index and Segment Option(s) involved. In the event that it is necessary to substitute on less than 30 days’ notice due to circumstances outside of our control, we will provide notice of the substitution as soon as practicable. If required by law, any substitution of an Index is subject to approval by the state insurance authorities where the Contract was issued. If the substitution of an Index occurs in the middle of a Segment Term, the point-to-point method will be used in measuring performance of the original Index from the Segment Start Date to the date of substitution and performance of the new Index from the day after substitution through the Segment End Date. An example of how the change in the Index Value would be calculated if a substitution of an Index occurs in the middle of a Segment Term is as follows: • Assume the following: • Substitution happens halfway through the Segment Term 71

• Performance of the original Index is 5% from the Segment Start Date to the date of substitution • Performance of the new Index is -2% from the day after substitution through the Segment End Date • The change in the Index Value for the full Segment Term would be 3%, which is the performance of the original Index from the Segment Start Date to the date of the substitution (5%) reduced by the negative performance of the new Index from the day after substitution through the Segment End Date (-2%). We reserve the right to add and remove Index-Linked Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Index-Linked Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. If we remove an Index-Linked Segment Option, it will be closed such that no reinvestments or Transfers will be allowed into that Segment Option. If you are currently invested in an Index-Linked Segment Option that is being removed, you may remain in that Segment Option until the end of the Segment Term. Segment Lock-In Feature The Contract’s lock-in features allow you to lock in an Index-Linked Segment Option’s Equity Adjustment prior to the Segment End Date. These lock-in features are available with all of the Index-Linked Segment Options under the Contract. There is no additional charge for these lock-in features. The lock-in features may be of interest to people who: • Are interested in eliminating some of the uncertainty regarding future Index performance; or • Are wanting to potentially limit the impact of a negative Segment Credit they may otherwise receive if they don’t lock-in. Upon exercising a lock-in, the Owner will receive a Segment Credit on the Segment End Date where the Index Change is equal to the locked-in Equity Adjustment instead of being calculated using the point-to- point crediting method. The Segment Credit you receive may be lower than the Segment Credit you would have received on the Segment End Date if you hadn’t exercised the Segment Lock-In. Similarly, you may receive a negative Segment Credit due to exercising Segment Lock-In when, had you not exercised Segment Lock-In, you would have received a positive Segment Credit on the Segment End Date. You also may receive less than the full protection of the Buffer Rate or Floor Rate (as applicable). This is due to an Equity Adjustment being applied in calculating the Segment Credit instead of the point-to-point crediting method. If a lock-in is exercised, the Segment Option’s Floor Rate, Buffer Rate, Peak Buffer Midpoint, Cap Rate, and Participation Rate (as applicable) will no longer be applied on the Segment End Date. Between the date of lock-in and the Segment End Date, the Segment Interim Value will be calculated using the locked-in Equity Adjustment. If a lock-in has been exercised and the current Segment End Date is later than the next Segment Anniversary, Segment Term is shortened, and the Segment End Date is moved up to the next Segment Anniversary. For example, if the Segment Start Date is 9/1/2022 for a 6-year Segment Option (Segment End Date is 9/1/2028 before lock-in) and you exercise a lock-in on 6/22/2025, the Segment End Date will move to 9/1/2025 at the time of exercising the lock- in. If you exercise Segment Lock-In and the locked-in Equity Adjustment is negative, you will be locking-in a loss, which could be significant. The buffer or floor will not apply, and the loss could be significant. You should speak to your financial professional before executing Segment Lock-In. 72

There are two ways to exercise a lock-in for an Index-Linked Segment Option: Manual Segment Lock-In and Automatic Segment Lock-In. • Manual Segment Lock-In. Under this method, you exercise a lock-in by submitting a request directing us to lock in the Equity Adjustment for an Index-Linked Segment Option. We will lock in the Equity Adjustment on the Valuation Day we receive your request in Good Order. For example, if you submit a request in Good Order prior to the end of the Valuation Day (generally 4:00 p.m. E.T.) to lock in a Segment Option, the lock-in will be effective on that day (Lock-In Date). If your request is received in Good Order after the end of the Valuation Day (generally 4:00 p.m. E.T.), or on a weekend or on a holiday, the lock-in will be effective on the next Valuation Day (Lock-In Date). You can provide such a request through any of the forms of communication specifically listed in the definition of “Notice” in 1. GLOSSARY. • Automatic Segment Lock-In. Under this method, if a lock-in has not yet occurred, you may contact us to set an upper Lock-In Threshold and/or lower Lock-In Threshold. An upper Lock-In Threshold may be set to lock in gains and a lower Lock-In Threshold may be set to limit losses. If you set an upper Lock-In Threshold, we will automatically lock in the Equity Adjustment during the remainder of the Segment Term if the Equity Adjustment reaches and/or crosses the upper Lock-In Threshold. Conversely, if you set a lower Lock-In Threshold, we will lock in the Equity Adjustment during the remainder of the Segment Term if the Equity Adjustment reaches and/or crosses the lower Lock-In Threshold. For example, if an upper threshold of 10% is set, the Segment Option will not lock in until the Equity Adjustment is at least 10%. This means the locked in Equity Adjustment will be 10% or greater. If a lower threshold of -5% is set, the Segment Option will not lock in until the Equity Adjustment is less than or equal to -5%. This means the locked in Equity Adjustment will be -5% or lower. Please note, we will not accept a request to establish an upper or lower Lock-In Threshold unless the requested Lock-In Threshold is higher or lower, respectively, than the last-calculated Equity Adjustment. Lock-In Threshold(s) may be removed or changed if you provide us with Notice in Good Order at least two Valuation Days prior to the Segment End Date, provided a lock-in has not yet occurred for the specified Segment Option during the Segment Term. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. You can request a Segment Lock-In or set Lock-In Threshold(s) on any Valuation Day up to two Valuation Days prior to the applicable Segment End Date. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. In order to request a Segment Lock-In or set Lock-In Threshold(s) you must provide us with Notice. If you submit a Segment Lock-In request, the Lock-In Date will be the Valuation Day we receive Notice in Good Order to lock the Segment Option. If you establish a Lock-In Threshold, the Lock-In Date will be the Valuation Day where the Equity Adjustment triggers the threshold you set. Under either method for exercising a lock-in, you will not know the locked-in Equity Adjustment in advance because the Equity Adjustment is calculated at the end of the Valuation Day after you exercise the lock-in. The locked-in Equity Adjustment could be lower than you anticipated. If you submit a Segment Lock-In request, the locked-in Equity Adjustment may be lower or higher than the Equity Adjustment that was last calculated before you submitted your request. If you establish Lock-In Thresholds, the locked-in Equity Adjustment will be at least equal to the upper threshold or lower threshold, as applicable. For example, if an upper threshold of 10% is set, the Segment Option will not lock in until the Equity Adjustment is at least 10%. This means the locked in Equity Adjustment will be 10% or greater. If a lower threshold of -5% is set, the Segment Option will not lock in until the Equity Adjustment is less than or equal to -5%. This means the locked in Equity Adjustment will be -5% or lower. You can obtain the current Segment Interim Value and Equity Adjustment by calling us at 1-800-852-4450 or by visiting www.principal.com and using your secure login. However, as explained above, if you were to exercise Segment Lock-In, the locked-in Equity Adjustment may be more or less than the quoted value. We will not provide advice or notify you regarding whether you should exercise the lock-in features or the optimal time for doing so. It is possible that you may exercise Segment Lock-In at a sub-optimal time 73 during the Segment Term, or that there is no optimal time to exercise Segment Lock-In during a Segment Term. We will not warn you if you exercise the lock-in features at a sub-optimal time. We are not responsible for any losses or forgone gains related to your decision whether or not to exercise the lock-in features. A potential advantage of setting a higher/positive threshold is that you can capture positive Segment Option performance (through a positive Segment Credit) even if the Segment Option’s performance later turns negative. A potential disadvantage of setting a higher/positive threshold is that the positive Segment Option performance beyond the threshold could move even higher, i.e., more positive, in which case you would miss out on a more positive Segment Credit than the one resulting from your lock-in. A potential advantage of setting a lower/negative threshold is that you can limit the impact of a negative Segment Credit you may otherwise receive if you don’t lock-in. This would be a situation where the performance of the Segment Option goes further negative beyond the negative threshold you set. A potential disadvantage of setting a lower/negative threshold is that the negative Segment Option performance could turn positive after your lock-in is triggered (or, in the case of a Peak Segment Buffer Option, negative Segment Option Performance could come within the Buffer Rate), in which case you may miss out on a positive Segment Credit or a less-negative Segment Credit. Once a lock-in is executed, it is irrevocable for that Segment Term. A lock-in will not be applied retroactively and can only be exercised for the entire Segment Option. A lock-in may only be exercised once per Segment Term for each Index-Linked Segment Option. We reserve the right to limit the availability of the lock-in features to only certain Index-Linked Segment Options in the future. 12. OPTIONS AT END OF SEGMENT TERM At the end of a Segment Term for any Segment Option, the following options are available to you: • You may reinvest your Accumulated Value allocated to the ended Segment Option in the same Segment Option for another Segment Term if that Segment Option is still available. Please note, the Cap Rate, Participation Rate, or annual interest rate we declare for the new Segment Term may differ (higher or lower) from the previous Segment Term, subject to the guaranteed limits described in this prospectus. • You may Transfer your Accumulated Value allocated to the ended Segment Option to any other Segment Option that is available for investment. Transfers from a Segment Option are only allowed on the Segment End Date. If you wish to Transfer, you must Notify us at least two Valuation Days prior to the end of the Segment Term for the given Segment Option. For information about the acceptable ways to provide us Notice, see 6. OUR OBLIGATIONS AND HOW TO CONTACT US. If you submit a Transfer request but we do not receive it prior to the start of that two-day period, your Accumulated Value will be automatically re-invested as described below. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. If the Segment End Date is not on a Valuation Day, the Valuation Day prior to the Segment End Date is the end of that two-day period. For example, if the Segment End Date is a Saturday, the end of the two-day period is the preceding Friday, and your Transfer request must be received by us before the end of the Valuation Day on the preceding Wednesday. This example assumes no holidays during this period. No Notice is required if you want to be automatically re-invested. • You may withdraw or Annuitize your Accumulated Value allocated to the ended Segment Option, subject to the terms and conditions described in this prospectus. Withdrawals and Annuitization are not restricted to Segment End Dates, but amounts withdrawn or Annuitized from a Segment Option on its Segment End Date will not be based on a Segment Interim Value. However, such withdrawals may be subject to Surrender Charges (Surrender Charges do not apply upon Annuitization). See 8. FEES AND CHARGES — Deferred Sales Load (“Surrender Charge”). In addition, such withdrawals and Annuitizations on a Segment End Date may be subject to the Bond Adjustment but not an Equity Adjustment. See 13. CONTRACT VALUES — Bond Adjustment. In the absence of timely instructions in Good Order, the Accumulated Value in the ended Segment Option will be automatically re-invested in the same Segment Option for a new Segment Term (with the 74

Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. If we do not receive timely instructions in Good Order and the same Segment Option is no longer available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the applicable default option, as follows: • If the ended Segment Option is the Fixed Segment Option, the default option will be the Variable Account. • If the ended Segment Option is an Index-Linked Segment Option, the default option will be a 1-year Index-Linked Segment Option with the same Index and Buffer Rate or Floor Rate, if available (with the Cap Rate and Participation Rate applicable to a new Segment Term). If there are multiple such Segment Options available, we will select the default option from among them. If there is no such Segment Option available, the default option will be the Fixed Segment Option (with the annual interest rate applicable to a new Segment Term). If the Fixed Segment Option is not available, the default option will be the Variable Account. Cap Rates, Participation Rates, and annual interest rates will be declared as described immediately below. As each Segment Term nears its Segment End Date, we will provide at least fifteen (15) calendar days advance notice of the Segment Options that will be available to you on the Segment End Date, including where to obtain the Cap Rates, Participation Rates, and annual interest rates for the new Segment Terms. This notice of the upcoming renewal will be in writing and the rates will be publicly available at least seven (7) calendar days prior to the Segment Start Date for the new Segment Terms on www.principal.com/individuals/ invest-retire/annuities. Any or all of these Cap Rates, Participation Rates, and annual interest rates may be different (higher or lower) from the Cap Rates, Participation Rates, and annual interest rates that we declared for previous Segment Terms, subject to the guaranteed limits described in this prospectus. We may offer different rates (higher or lower) to new investors or classes of investors that purchased the Contract at different times. The Accumulated Value automatically re-invested or Transferred, as described above, will be subject to the declared Cap Rates, Participation Rates, and annual interest rates, as applicable, on the Segment Start Date. 13. CONTRACT VALUES Accumulated Value The Accumulated Value is the sum of the Segment Interim Values, Segment Values, Fixed Segment Value, and Variable Account Value, as applicable. Segment Interim Values include the Equity Adjustment, as applicable. The Bond Adjustment is not included in the Accumulated Value. In the period during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, the Accumulated Value will equal the sum of the Premium Payment and the credited interest, if any. Bond Adjustment The Bond Adjustment is an adjustment (which could be positive, negative, or zero) to the amount Surrendered to account for changes in the value of longer-term assets that may have been used to support the Company’s financial obligations under the Contract. Generally, if interest rates have increased since the beginning of the current Bond Adjustment period, the Bond Adjustment will reduce the Surrender amount, and if interest rates have decreased since the beginning of the current Bond Adjustment period, the Bond Adjustment will increase the Surrender amount. The Bond Adjustment is the adjustment based on the change in value of the hypothetical fixed income assets supporting the Company’s financial obligations under the Contract. The Company invests in fixed income assets to support the value of the Segment Options. The Bond Adjustment is intended to be close to the change in value of the fixed income assets that are sold to cover any distribution from the Contract. A Bond Adjustment will not apply to the following: • Withdrawals of the Free Surrender Amount 75

• Secure Income Withdrawals under the GLWB, as Secure Income Withdrawals will be withdrawals of the Free Surrender Amount • RMD withdrawals, as RMD withdrawals will be withdrawals of the Free Surrender Amount • Withdrawals or other Surrenders deducted from the Initial Holding Account or the Variable Account • Exercise of the Contract’s free look rights Except as otherwise provided above, a Bond Adjustment will apply to the following (including on a Segment End Date): • Withdrawals in excess of the Free Surrender Amount, including a full withdrawal, partial withdrawal, scheduled withdrawal, or unscheduled withdrawal • Excess Withdrawals under the GLWB • Annuitizations • A death benefit based on Contract Accumulated Value A Bond Adjustment will be zero (0%) on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). Bond Adjustments may apply at all times during the accumulation period due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment applies to the Index-Linked Segment Options and Fixed Segment Option. For the amount allocated to the Index-Linked Segment Options, you will receive the Surrender Value upon any Surrender. In contrast, for the amount allocated to the Fixed Segment Option, you will receive the greater of the following upon any Surrender: • Surrender Value; and • Nonforfeiture amount as required by the Standard Nonforfeiture Law for Individual Deferred Annuities. The Bond Adjustment is calculated as: Cred Base * {[(1+ Index ValBeg) / (1+ Index ValCur)]Time Rem. – 1} Where: • Cred Base is the Crediting Base immediately prior to any Surrender • Index ValBeg is the Beginning Bond Adjustment Index Value • Index ValCur is the Current Bond Adjustment Index Value • Time Rem is the number of whole months remaining until the end of the current Bond Adjustment Period, divided by 12. The Bond Adjustment Index is the 6 Year Point on the A Rated US Bloomberg Fair Value Curve. If this Index becomes unavailable for the Company to utilize or the calculation of the values substantially changes, the Company may choose another Bond Adjustment Index and you will be made aware of the change. The initial Beginning Bond Adjustment Index Value is equal to the closing price of this Index on the Contract Date. Each Beginning Bond Adjustment Index Value after the initial one is equal to the closing price of this Index on the Segment Anniversary divisible by six (i.e., 6, 12, 18, etc.). The Current Bond Adjustment Index Value is equal to the most recent closing price of this Index on the day the adjustment is calculated. The first Bond Adjustment period begins on the first Segment Start Date, and it restarts on each Segment Anniversary divisible by six. The risk with the Bond Adjustment is that you could receive a lower amount on withdrawals, Annuitization or death benefits because the Bond Adjustment could be negative based on interest rate 76 movements. Generally, a Bond Adjustment will be negative when the Current Bond Adjustment Index Value is greater than the Beginning Bond Adjustment Index Value. 14. WITHDRAWALS This section describes full and partial withdrawals under your Contract. For information about the risks in taking withdrawals, see 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Liquidity Risk — Consequences of Withdrawals/ Surrenders Generally. For examples showing the interaction between withdrawals and Index-Linked Segment Options, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Reduction to Crediting Base Examples. For information about taking withdrawals under the Secure Income Protector GLWB, see 16. SECURE INCOME PROTECTOR (GLWB). Withdrawals Generally You may make full or partial withdrawals under this Contract at any time prior to the Annuitization Date provided the Owner and Joint Owner, if any, are living and provided that you give us Notice in Good Order at our Home Office. Withdrawal requests may be sent to us at the following address (or as otherwise set forth in 22. ADDITIONAL INFORMATION ABOUT THE CONTRACT — Telephone and Internet Services): Principal Life Insurance Company PO Box 9382 Des Moines, Iowa 50306-9382 When you request a withdrawal, the amount available to you is the Surrender Value, which includes the Segment Interim Value if the withdrawal is not on a Segment Start Date or Segment End Date of the Segment Option being withdrawn from. In arriving at the Surrender Value, we will apply any applicable Bond Adjustment to the Accumulated Value and subtract any applicable Surrender Charge and GLWB Fees (see 8. FEES AND CHARGES, and 13. CONTRACT VALUES — Bond Adjustment). A Bond Adjustment may apply regardless of when the withdrawal is taken, including on the Segment End Date. The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. For additional information on the nonforfeiture amount, see 10. FIXED SEGMENT OPTION MECHANICS. Full and partial withdrawals may be subject to taxes and to a separate 10% federal tax penalty if made before the Owner is 591∕2 years old (see 21. TAXES). Withdrawals from the Segment Options and the Initial Holding Account are generally paid within seven days of the effective date of the request for Surrender (or earlier if required by law). However, certain delays in payment are permitted (see 22. ADDITIONAL INFORMATION ABOUT THE CONTRACT — Delay of Payments and Other Transactions). For additional information about withdrawals from the Variable Account, see 20. ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT Full Withdrawal You may take a full withdrawal under this Contract for the Surrender Value. The following provisions apply to full withdrawals: • You may take the withdrawal under the Contract at any time before the Annuitization Date. • The Surrender Value at any time is the Accumulated Value (on the date we receive your Notice in Good Order) adjusted for any applicable Bond Adjustment, less any applicable Surrender Charge and GLWB Fees. • We reserve the right to require you to return the Contract. • The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to a full withdrawal. A collateral assignment is an agreement under which you assign the annuity benefits to a lender as collateral for a loan. An irrevocable beneficiary is someone whose name cannot be removed from this annuity Contract without his or her consent. 77

For additional information on the risks involved in taking a full withdrawal, see 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Liquidity Risk. Partial Withdrawals You may take unscheduled and scheduled partial withdrawals from this Contract by providing us Notice. Partial withdrawals reduce the Accumulated Value and Crediting Base of the Contract and are deducted proportionately from the Segment Options and the Variable Account unless you direct otherwise. The deductions are based on the values as of the end of day of the effective date of the withdrawal. Unscheduled Partial Withdrawal • You may withdraw a part of your Accumulated Value at any time before the Annuitization Date. • You must specify the dollar amount of the withdrawal (which must be at least $100). • If you specify withdrawal allocation percentages as part of a partial withdrawal request, the withdrawal is deducted from the Segment Options and the Variable Account according to the withdrawal allocation percentages you provide to us. • If you do not provide us with specific withdrawal allocation percentages, the withdrawal is deducted in the same proportion as the Accumulated Value is spread throughout the Segment Options and the Variable Account at that point in time. • We take amounts from your Segment Option(s) to equal, in total, the dollar amount of the partial withdrawal request plus or minus the Bond Adjustment (as applicable) and plus any applicable Surrender Charge. • If the GLWB is not in effect, your Accumulated Value after the unscheduled partial withdrawal must be equal to or greater than $5,000; we reserve the right to increase this amount up to and including $10,000. If your Accumulated Value is less than the minimum threshold, we will treat the request as a request for a full withdrawal. • The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to withdrawal. For additional information on the risks involved in taking an unscheduled partial withdrawal, see 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Liquidity Risk. Scheduled Partial Withdrawal • You may request partial withdrawals from any of the Segment Options (to which you are allocated) on a scheduled basis. • Your Accumulated Value must be at least $5,000 when the scheduled partial withdrawals begin. • You may specify monthly, quarterly, semi-annually or annually and choose a withdrawal date (other than the 29th, 30th or 31st of any month). • If the selected date is not a Valuation Date, the partial withdrawal is completed on the next Valuation Date. • We take amounts from your Segment Option(s) to equal, in total, the dollar amount of the partial withdrawal request plus or minus the Bond Adjustment (as applicable) and plus any applicable Surrender Charge. • Scheduled partial withdrawals will end on the earliest of: • the date we receive Notice in Good Order to end the payments; • the date you take a full withdrawal from the Contract; • the date all or a portion of the Accumulated Value is applied to an annuity benefit payment option; 78

• the date the death benefit is distributed; • the Annuitization Date; and • the Accumulated Value is $0. ¶ • The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to a partial withdrawal. For additional information on the risks involved in taking a scheduled partial withdrawal, see 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Liquidity Risk. 15. BENEFITS AVAILABLE UNDER THE CONTRACT The following table summarizes information about the benefits available under the Contract. Standard Benefits Name of Benefit Purpose Maximum Fee Brief Description of Restrictions/Limitations Secure Income Protector (GLWB) A guaranteed lifetime withdrawal benefit that guarantees an amount of withdrawals for life (Secure Income Withdrawals), regardless of Accumulated Value, provided that certain conditions are met 2.00% (annualized, as a percentage of the Secure Income Benefit Base) • Automatically included in Contract at issue • You cannot terminate until 6th Contract Anniversary • See Rate Sheet Supplement for terms applicable to new Contracts • Benefit available only during the accumulation period • If not at least age 591∕2 at issue, Secure Income Withdrawals cannot begin until age 591∕2 • Secure Income Withdrawals may be subject to negative Equity Adjustments and taxes • Excess Withdrawals may significantly reduce or terminate the benefit and the Contract and may have other negative consequences • Excess Withdrawals may be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties • Partial Surrenders reduce potential for Step-Ups • Step-Ups increase dollar amount of GLWB Fees • No Secure Income Deferral Credits after taking first withdrawal • Partial Annuitizations count against Secure Income Benefit Payment and may be treated like Excess Withdrawals • Full Annuitization terminates the 79

Standard Benefits Name of Benefit Purpose Maximum Fee Brief Description of Restrictions/Limitations benefit, but may choose to annuitize the Secure Income Benefit Payment • Other involuntary termination provisions apply • Withdrawals taken while the Accumulated Value is greater than zero are withdrawals of the Contract owner’s own money, and the chance of outliving the Accumulated Value and receiving lifetime payments from the Company under the GLWB may be minimal 80

Standard Benefits Name of Benefit Purpose Maximum Fee Brief Description of Restrictions/Limitations Free Surrender Amount Provides for an amount that may be withdrawn each Contract Year without incurring Surrender Charges or Bond Adjustments None • Only available during the accumulation period • Withdrawals of Free Surrender Amount may be subject to negative Equity Adjustments and taxes and tax penalties • All withdrawals count against Free Surrender Amount • Partial Annuitizations count against Free Surrender Amount remaining, but are not treated as withdrawals of Free Surrender Amount • Unused Free Surrender Amount not available in future Contract Years Income Distribution Program Provides for automatic Transfer at the start of each Segment Term an amount equal to your Secure Income Benefit Payment from ended Index-Linked Segment Options to the Fixed Segment Option, such that Secure Income Withdrawals may be taken from the Fixed Segment Option without Equity Adjustments applying Included in GLWB Fee • Only available during the accumulation period • If insufficient Accumulated Value in the ended Index-Linked Segment Options, will Transfer only the amount available • No automatic Transfer if no Index-Linked Segment Options ending on a Segment Anniversary • Withdrawals from the Fixed Segment Option are not guaranteed to be Secure Income Withdrawals depending on your withdrawal activity during a Contract Year Required Minimum Distribution (RMD) Program Provides for RMD amounts withdrawn in excess of the Secure Income Benefit Payment to be treated as Secure Income Withdrawals rather than Excess Withdrawals Included in GLWB Fee • Only available during the accumulation period • Must be eligible for and enroll in the program for excess RMD amounts to be treated as Secure Income Withdrawals (not Excess Withdrawals) • If not enrolled, excess RMD amounts will be treated as Excess Withdrawals, even if you were eligible for the program • Must elect scheduled withdrawal payments to enroll • Unscheduled withdrawals may be Excess Withdrawals • Enrollment not necessary for RMD withdrawals to be treated as withdrawals of the Free Surrender Amount Segment Gives you the option to None • We will not provide advice or notify you 81

Standard Benefits Name of Benefit Purpose Maximum Fee Brief Description of Restrictions/Limitations Lock-Ins lock in an Equity Adjustment for an Index-Linked Segment Option prior to the Segment End Date If exercised, you will receive a Segment Credit on the Segment End Date equal to the locked-in Equity Adjustment rather than Segment Credits using the point-to-point crediting methodology for the Index-Linked Segment Option regarding whether you should exercise Segment Lock-In or the optimal time for doing so (if any) • We will not warn you if you exercise Segment Lock-In at a sub-optimal time • We will not warn you if you set Lock-In Thresholds for Automatic Segment Lock-In at sub-optimal levels • You will not know the locked-in Equity Adjustment in advance; the locked-in Equity Adjustment could be lower than you anticipated • We are not responsible for any losses or forgone gains related to your decision whether or not to exercise Segment Lock-In • Only available during the accumulation period • Only available for the Index-Linked Segment Options • Will not participate in Index performance (positive or negative) for the remainder of the Segment Term, including the Segment End Date • Floor Rate, Buffer Rate, Peak Buffer Midpoint, Cap Rate and Participation Rate, as applicable, will not apply on the Segment End Date • Locking-in a negative Equity Adjustment will result in loss, no downside protection under buffer or floor will apply, and the loss could be significant • For multi-year Segment Terms, upon exercise, Segment End Date will always be next Segment Anniversary • Cannot be exercised during last two Valuation Days prior to Segment End Date • May be exercised once per Segment Term for each Index-Linked Segment Option • May only exercise for entire Accumulated Value in an Index -Linked-Segment Option • Exercise is irrevocable Death Benefit Upon death, provides for None • Only available during the accumulation 82

Standard Benefits Name of Benefit Purpose Maximum Fee Brief Description of Restrictions/Limitations death benefit payment equal to greater of Accumulated Value or Premium Payment period • Accumulated Value component reflects any applicable Equity Adjustment and is subject to a Bond Adjustment, which may be negative • Premium Payment component subject to reductions for prior Surrenders • While GLWB is active, Secure Income Withdrawals reduce Premium Payment dollar-for-dollar, while all other Surrenders result in proportionate adjustmentsreductions • If GLWB is terminated, all Surrenders result in proportionate adjustments • reductions • Partial withdrawals and Annuitizations could significantly reduce the benefit, perhaps by more than the amount withdrawn or Annuitized • Terminates upon full Annuitization • State variations may apply Critical Need Surrender Charge Waiver Rider Waiver of Surrender Charges in the event of a critical need None • Automatically included in Contract at issue • Only available during the accumulation period • Owner or Annuitant must have a “critical need” as defined by the benefit • Critical need must not pre-exist the Contract Date • Withdrawals under the benefit may be subject to negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties • Withdrawals count against the Free Surrender Amount • Withdrawals count against the Secure Income Benefit Payment under the GLWB 16. SECURE INCOME PROTECTOR (GLWB) One of the primary benefits provided under the Contract is the Secure Income Protector (GLWB), a guaranteed lifetime withdrawal benefit. The following describes the GLWB’s benefits and limitations. Some rider provisions may vary from state to state and may be subject to additional restrictions. All material state variations have been described in this prospectus. The Contract is automatically issued with the GLWB, for which there is an ongoing annual fee. You cannot voluntarily terminate the GLWB until your 6th Contract Anniversary without fully Surrendering or 83

Annuitizing the Contract. A full Surrender may be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. Annuitizations may be subject to negative Bond Adjustments and Equity Adjustments, and are not available until after the second Contract Year. If you remove the GLWB, you will have paid for the benefit without receiving its financial benefits, if any. To help you better understand the various features of the GLWB, and to demonstrate how Secure Income Withdrawals and Excess Withdrawals affect the GLWB’s values and benefits, we have provided several detailed examples in APPENDIX F — SECURE INCOME PROTECTOR GLWB EXAMPLES. Rate Sheet Supplement The Initial Secure Income Percentages and Secure Income Deferral Credit percentages under the GLWB applicable to new Contracts are stated in a supplement to this prospectus (the Rate Sheet Supplement). You should not purchase the Contract without first obtaining the Rate Sheet Supplement that will be in effect on the date that you sign your Contract application. When delivered in connection with the offer or sale of a new Contract, this prospectus must be accompanied by the current Rate Sheet Supplement. Rate Sheet Supplements are also available at www.principal.com/individuals/invest-retire/annuities. You can also obtain a copy of a Rate Sheet Supplement free of charge by contacting us at our Home Office. We periodically issue new Rate Sheet Supplements that may reflect different Initial Secure Income Percentages and Secure Income Deferral Credit percentages for new Contracts. Each Rate Sheet Supplement will include a start date and end date for the published rates. The applicable Initial Secure Income Percentage and the Secure Income Deferral Credit percentage in effect on the date that you sign the application will apply to your Contract and cannot be modified except in the following situation. If the Initial Secure Income Percentage or Secure Income Deferral Credit percentage in effect on the date we receive your Premium Payment has increased from that in effect on the date you signed your application, you will receive the Initial Secure Income Percentage and Secure Income Deferral Credit percentage in effect on the date we receive your Premium Payment, provided that neither the Initial Secure Income Percentage nor Secure Income Deferral Credit percentage has decreased. Historical Initial Secure Income Percentages and Secure Income Deferral Credit percentages under superseded Rate Sheet Supplements will be added in a future appendix to this prospectus. Summary of GLWB Features GLWB Risks The GLWB is subject to investment risk. You should review the terms of the GLWB carefully and work with your financial professional to decide if the Contract and the GLWB are appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance. See 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Secure Income Protector GLWB Risks for a description of the GLWB’s principal risks. GLWB Fees The maximum annual charge for the GLWB is 2.00%, as a percentage of the Secure Income Benefit Base. The current charge for the GLWB is 1.50%. The charge is deducted on a quarterly basis. We reserve the right to increase the GLWB Fee for existing Contracts up to the maximum. You will begin paying GLWB Fees immediately rather than the date that you begin taking Secure Income Withdrawals. You could be paying GLWB Fees for many years before you begin taking Secure Income Withdrawals. See 8. FEES AND CHARGES — GLWB Fees for additional information about GLWB Fees. 84

Secure Income Withdrawals and Secure Income Benefit Payments The GLWB guarantees the ability to take Secure Income Withdrawals up to the Secure Income Benefit Payment each Contract Year, subject to conditions. Secure Income Withdrawals will not reduce your future benefit. Secure Income Withdrawals are not subject to Surrender Charges or Bond Adjustments; however, they may be subject to Equity Adjustments and taxes. In addition, if taken prior to a Segment End Date, Secure Income Withdrawals will not be credited with any interest at the end of the Segment Term. An Equity Adjustment will apply to any Secure Income Withdrawal taken from an Index-Segment Option prior to the Segment End Date. A negative Equity Adjustment will result in loss. The Income Distribution Program, which is an automatic Transfer program available for no additional charge, is designed to help you avoid Equity Adjustments in connection with your Secure Income Withdrawals by automatically Transferring Accumulated Value equal to your Segment Income Benefit Payment from ended Index-Linked Segment Options to the Fixed Segment Option. See “Income Distribution Program” below for additional information. Secure Income Withdrawals are available beginning (i) on the Contract Date if the Covered Life (or oldest Covered Life, if applicable) is at least age 591∕2 or (ii) on the date that the Covered Life (or oldest Covered Life, if applicable) attains age 591∕2. We will calculate your Secure Income Benefit Payment at the beginning of each Contract Year. Prior to Secure Income Withdrawals becoming available as described above, the Secure Income Benefit Payment will effectively equal $0. Once Secure Income Withdrawals become available, your Secure Income Benefit Payment will equal your Secure Income Benefit Base multiplied by your Secure Income Percentage. Your Secure Income Benefit Payment remaining for a Contract Year will be reduced by all withdrawals and partial Annuitizations. While the GLWB remains in effect, if your Accumulated Value is reduced to zero due to a Secure Income Withdrawal, investment performance, or GLWB Fees, we will pay from our own assets the Secure Income Benefit Payment each Contract Year for life pursuant to your elections. Income Options At the time you purchase your Contract, you must elect between two income options under the GLWB: Level Income Option and Tiered Income Option. • Level Income Option — provides for a level Initial Secure Income Percentage. There is no reduction in your Secure Income Benefit Payment when our lifetime payment obligations are triggered, if ever. • Tiered Income Option — provides a different Initial Secure Income Percentage before and after your Contract Accumulated Value is reduced to zero. There is a reduction in your Secure Income Benefit Payment when our lifetime payment obligations are triggered, if ever. You may change the income option you elect once prior to your first withdrawal. Level Income Option may be appropriate for you if you are interested in a Secure Income Benefit Payment that will not decrease in dollar amount throughout the life of the GLWB, provided that you do not take any Excess Withdrawals. Compared to Tiered Income Option, it may take longer to reduce your Contract Accumulated Value to zero, and it may be less likely that your Contract Accumulated Value will ever be reduced to zero from Secure Income Withdrawals. Tiered Income Option may be appropriate for you if (i) you want to take higher Secure Income Withdrawals to increase the likelihood of reducing your Contract Accumulated Value to zero, and (ii) you are comfortable with receiving a lower Secure Income Benefit Payment once your Contract Accumulated Value is reduced to $0. Neither Level Income Option nor Tiered Income Option guarantees that your Contract Accumulated Value will ever be reduced to zero from Secure Income Withdrawals, or that we will ever pay a Secure Income Withdrawal from our own assets. 85

Single Life or Joint Covered Lives At the time you purchase your Contract, you must elect between “Single Life” and “Joint Life” as the Covered Life option. • Under Single Life, if we are responsible for making lifetime payments of the Secure Income Benefit Payment, they will cease upon the death of the Covered Life. • Under Joint Life, if we are responsible for making lifetime payments of the Secure Income Benefit Payment, they will not cease until the death of both Covered Lives. Electing Joint Life will generally result in lower Secure Income Benefit Payments than electing Single Life, as Joint Life has generally lower Initial Secure Income Percentages compared to Single Life. Single Life may be appropriate for you if you do not qualify for Joint Life coverage, or if a higher Secure Income Benefit Payment is important to you. The ability to take higher Secure Income Withdrawals may increase the likelihood of reducing your Contract Accumulated Value to zero from Secure Income Benefit Payments. Joint Life may be appropriate for you if you are comfortable with lower Secure Income Benefit Payments in return for coverage for both you and your spouse. Because electing Joint Life will generally result in lower Secure Income Withdrawals compared to Single Life, under Joint Life, it may take longer to reduce your Contract Accumulated Value to zero, and it may be less likely that your Contract Accumulated Value will ever be reduced to zero from Secure Income Withdrawals. Neither Single Life nor Joint Life guarantees that your Contract Accumulated Value will ever be reduced to zero for a reason other than an Excess Withdrawal, or that we will ever pay Secure Income Withdrawals from our own assets. Secure Income Deferral Credits The GLWB’s Secure Income Deferral Credit feature may increase your Secure Income Benefit Payments. After the Contract Date, on each Contract Anniversary the Secure Income Deferral Credit percentage will be added to the Initial Secure Income Percentage for each full Contract Year before you take your first withdrawal. Any Secure Income Deferral Credits you earn will be added to your Initial Secure Income Percentage when calculating your Secure Income Percentage. The Secure Income Deferral Credit percentage applicable to new Contracts is stated in the Rate Sheet Supplement. Secure Income Percentage When you take your first withdrawal under the Contract, your Secure Income Percentage is calculated based on the Income Option in effect at that time. Your Secure Income Percentage will equal the sum of (i) your Initial Secure Income Percentage based on the age of the youngest Covered Life on the Contract Date, plus (ii) your Secure Income Deferral Credits earned prior to taking your first withdrawal (if any). The Initial Secure Income Percentages applicable to new Contracts are stated in the Rate Sheet Supplement. Once you have taken your first withdrawal Your, your Secure Income Percentage will not change, except that your Secure Income Percentage will be recalculated under Tiered Income Option (using a lower Initial Secure Income Percentage as specified in the Rate Sheet Supplement) if and when we become responsible for making lifetime payments of the Secure Income Benefit Payment. Step-Ups The GLWB has an annual Step-Up feature that can increase your Secure Income Benefit Payments. On each Segment Anniversary, we will increase your Secure Income Benefit Base to your Step-Up Base (i.e., the sum of the Index-Linked Segment Crediting Bases plus the total value of any allocation to the Fixed Segment Option and Variable Account), if the Step-Up Base is greater than your current Secure Income Benefit Base. 86

Your GLWB is eligible for a Step-Up on each Segment Anniversary that occurs prior to the later of when you attain age 85 or the 12th Segment Anniversary. Because GLWB Fees are based on your Secure Income Benefit Base, a Step-Up will cause the dollar amount of GLWB Fees that you pay to increase. Excess Withdrawals The GLWB does not restrict or change your ability to request withdrawals under the Contract. Indeed, the GLWB is designed for individuals who plan to take regular withdrawals. However, you should not purchase the Contract unless you understand the risks of withdrawals, including the risks associated with Excess Withdrawals under the GLWB. Under the GLWB, an Excess Withdrawal is (i) any withdrawal taken before the availability of Secure Income Withdrawals or (ii) after Secure Income Withdrawals become available, the portion of any withdrawal that exceeds the Secure Income Benefit Payment. Excess Withdrawals decrease the Secure Income Benefit Base in an amount equal to the greater of the Excess Withdrawal or the proportion that the withdrawal represents of the Contract Accumulated Value immediately prior to the withdrawal. Excess Withdrawals will reduce your future Secure Income Benefit Payments. The reductions can be greater than dollar-for-dollar when the Contract Accumulated Value is less than the Secure Income Benefit Base at the time of the Excess Withdrawal. Any Surrender in excess of the Secure Income Benefit Payment will be treated like an Excess Withdrawal for purposes of calculating the reduction in your future benefit. Excess Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. If an Excess Withdrawal reduces your Secure Income Benefit Base to zero, the GLWB and the Contract will terminate immediately. If only a portion of a withdrawal is in excess of the Secure Income Benefit Payment, the portion of the withdrawal not in excess of the Secure Income Benefit Payment will be a Secure Income Withdrawal and the portion of the withdrawal in excess of the Secure Income Benefit Payment will be an Excess Withdrawal. Income Distribution Program We offer an optional Income Distribution Program that, on each Segment Anniversary, automatically Transfers an amount equal to your Secure Income Benefit Payment for the new Segment Term from your ended Index-Linked Segment Option(s) to the Fixed Segment Option. The Income Distribution Program may benefit you because it will facilitate your ability to take Secure Income Withdrawals from the Fixed Segment Option and therefore avoid taking Secure Income Withdrawals from an Index-Linked Segment Option subject to Equity Adjustments. Under the Income Distribution Program, on each Segment Anniversary, rather than automatically re-investing you in the ended Index-Linked Segment Option for another Segment Term in the absence of instructions otherwise, we will Transfer the amount of your Secure Income Benefit Payment for the new Segment Term to the Fixed Segment Option. We will do this by first accounting for any Transfer you have requested to the Fixed Segment Option. Any remaining amount will be Transferred on a pro-rata basis from each ended Index-Linked Segment Option based on the amounts invested in the ended Index-Linked Segment Options. If your ended Index-Linked Segment Options do not have sufficient Accumulated Value to Transfer your full Secure Income Benefit Payment, we will only Transfer the amount available. If you do not have any ended Index-Linked Segment Options, no automatic Transfer to the Fixed Segment Option will occur. If you participate in the Income Distribution Program, in order to benefit from the program, you must take your Secure Income Withdrawals from the Fixed Segment Option. If you take Secure Income Withdrawals from the Index-Linked Segment Options or the Variable Account, you run the risk of Equity Adjustments 87

(in the case of withdrawals from Index-Linked Segment Options) and that any additional amounts withdrawn from the Fixed Segment Option may be an Excess Withdrawal. Spousal Continuation The GLWB provides that Secure Income Benefit Payments may be available to an eligible spouse who continues the Contract, if certain conditions are met. Termination The GLWB will be immediately terminated upon the earliest of the following to occur: • The date we receive Notice to terminate the GLWB on or after the 6th Contract Anniversary. • The date you fully Annuitize, fully Surrender or otherwise terminate the Contract. • The Secure Income Benefit Base is zero on a Contract Anniversaryreduced to zero due to an Excess Withdrawal. • The date the Contract Owner is changed (Annuitant is changed if the Owner is not a natural person), except a change in Owner due to a spousal continuation of the rider. • The date your surviving spouse elects to continue the Contract without the GLWB (even if prior to the 6th Contract Anniversary). • The date you make an impermissible change in a Covered Life. Any ownership change, change of beneficiary or other change before the Annuitization Date which would cause a change in a Covered Life (a “Change”) will result in termination of the GLWB. An assignment of the Contract or the GLWB shall be deemed a request for a Change and the rider will be terminated as of the date of the assignment. A change of owner from a non-natural person to a natural person or to another non-natural person will not be treated as an ownership change that would terminate the GLWB, provided that the change would not result in a change to a Covered Life or to the application of the RMD provisions. If the GLWB terminates for any reason other than full Surrender of the Contract, the GLWB may not be reinstated. Upon termination of the GLWB, any and all benefits and guarantees under the GLWB will no longer be available to you. ¶ If you fully Surrender the Contract with the GLWB in effect and the Contract is later reinstated, the GLWB must be reinstated. At the time the GLWB is reinstated, we will deduct GLWB Fees scheduled during the period of termination and make any other adjustments necessary to reflect any changes in the amount reinstated and the Contract Accumulated Value as of the date of termination.Additional Explanation of GLWB Features Secure Income Benefit Payment The Secure Income Benefit Payment is available to be taken in the form of Secure Income Withdrawals beginning (i) on the Contract Date if the Covered Life (or oldest Covered Life, if applicable) is at least age 591∕2 or (ii) on the date that the Covered Life (or oldest Covered Life, if applicable) attains age 591∕2. The Secure Income Benefit Payment for a Contract Year is determined on the Contract Date or Contract Anniversary beginning that Contract Year, as applicable. • Prior to Secure Income Withdrawals becoming available, the Secure Income Benefit Payment will effectively equal $0. • After Secure Income Withdrawals become available, the Secure Income Benefit Payment for a given Contract Year will equal your Secure Income Benefit Base multiplied by the applicable Secure Income Percentage. For example, if your Secure Income Benefit Base is $20,000 and your Secure Income Percentage is 5%, your Secure Income Benefit Payment will be $1,000 (i.e., $20,000 x 5% = $1,000). At the time you purchase the Contract, you must elect for Secure Income Benefit Payments to be on a “Single Life” or “Joint Life” basis. If you elect Single Life, you will be eligible for Secure Income Benefit 88

Payments until the death of the Covered Person. If you elect Joint Life, you will be eligible for Secure Income Benefit Payments until the death of the last to die of the Covered Persons. • Single Life — Secure Income Benefit Payments are based on one Covered Life. The Covered Life for Single Life is the: a. Owner if there is only one Owner; b. Annuitant if the Owner is not a natural person; c. Youngest joint Owner if there are joint Owners; or d. Youngest Annuitant if there are joint Annuitants and the Owner is not a natural person. • Joint Life — Secure Income Benefit Payments are based on two Covered Lives. You may only elect Joint Life if there are two Covered Lives that meet the eligibility requirements. There can be no more than two Covered Lives. The Joint Life election is not available if the Owner is not a natural person. To be eligible for Joint Life, the Covered Lives must be: a. The Owner and the Owner’s spouse, provided there is only one Owner and the spouse is named as a primary beneficiary; or b. The joint Owners, provided the joint Owners are each other’s spouse. If you elect Joint Life, and one spouse dies prior to the first withdrawal under the Contract, your election will automatically change to Single Life. You cannot change your election of Single Life or Joint Life under any other circumstances, regardless of any change in life events. NOTE: Under the Code, spousal continuation and certain distribution options are available only to “spouses.” In satisfying such requirements, we will treat same-sex couples legally married in their respective states as having the same rights to benefits under federal law as opposite sex couples. All Contract provisions will be interpreted and administered in accordance with the Code and the relevant Internal Revenue Service guidance. For more information, please see your tax advisor. Determining the Secure Income Benefit Base The Secure Income Benefit Base is used to calculate the annual Secure Income Benefit Payment. We calculate the Secure Income Benefit Base on the Contract Date and each Contract Anniversary. The Secure Income Benefit Base may increase on the Segment Anniversary if there is a Step-Up. The initial Secure Income Benefit Base is equal to your Premium Payment. On each Contract Anniversary, the Secure Income Benefit Base is reset to the result of (a-b), where: a = prior year Secure Income Benefit Base (or initial Secure Income Benefit Base if first Contract Anniversary); b = any Excess Withdrawals taken since the previous Contract Anniversary.* If you satisfy the eligibility requirements for a Step-Up on a Segment Anniversary and the Step-Up Base is greater than the Secure Income Benefit Base, we will increase the Secure Income Benefit Base to the Step-Up Base. We will not reduce your Secure Income Benefit Base at any time unless you take an Excess Withdrawal. On each Segment Anniversary, you are eligible for a Step-Up of the Secure Income Benefit Base if you satisfy all of the following requirements: 1. The Segment Anniversary occurs before the later of: a. the Segment Anniversary following the date the Covered Life (or oldest Covered Life, if applicable) attains age 85; or 89

b. 12 years after the Contract Date; and 2. You have not fully Annuitized the Contract. On each Segment Anniversary when you satisfy the requirements for a Step-Up, the Secure Income Benefit Base is reset to the Step-Up Base if it is greater than the Secure Income Benefit Base. For example, assume on a Segment Anniversary your Secure Income Benefit Base is $10,000, the Step-Up Base is $12,000, and you are eligible for a Step-Up. Based on those assumptions, your Secure Income Benefit Base would be reset from $10,000 to $12,000. If instead the Step-Up Base were $8,000, your Secure Income Benefit Base would remain $10,000. * NOTE: The reduction for an Excess Withdrawal will be greater than dollar-for-dollar if the Contract Accumulated Value is less than the Secure Income Benefit Base at the time of the Excess Withdrawal. An Excess Withdrawal is (i) any withdrawal taken before the availability of Secure Income Withdrawals or (ii) after Secure Income Withdrawals become available, the portion of any withdrawal that exceeds the Secure Income Benefit Payment. If an Excess Withdrawal causes the Secure Income Benefit Base to reduce to $0, the GLWB and the Contract will immediately terminate. Excess Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. See Excess Withdrawals later in this section for information about the negative effect of Excess Withdrawals. Determining the Secure Income Percentage Your Secure Income Percentage is determined on the date of the first withdrawal from the Contract based on the Income Option in effect at that time. Your Secure Income Percentage is the sum of a + b, where: a = the Initial Secure Income Percentage; and b = the sum of the Secure Income Deferral Credits earned through the most recent Contract Anniversary. The Initial Secure Income Percentage applicable to your Contract will depend on: • The age of the Covered Life (or youngest Covered Life) on the date that the application for the Contract is signed; • Whether you have elected Level Income Option or the Tiered Income Option; and • Whether you have elected Single Life or Joint Life. Generally, the Initial Secure Income Percentage will be: • Higher for an older Covered Life compared to a younger Covered Life; • Lower for Joint Life compared to Single Life; • Lower for Level Income Option compared to Tiered Income Option before Accumulated Value is reduced to $0; and • Higher for Level Income Option compared to Tiered Income Option after Accumulated Value is reduced to $0. The Secure Income Deferral Credits applicable to your Contract will depend on how many full Contract Years have passed before taking your first withdrawal. For example, on the date of your first withdrawal from the Contract, if your Initial Secure Income Percentage is 2.00% and you have a total of 0.50% in Secure Income Deferral Credits, your Secure Income Percentage will equal 2.50%. 90

The Initial Secure Income Percentages and Secure Income Deferral Credit percentage applicable to new Contracts are stated in the Rate Sheet Supplement. Effect of Withdrawals Secure Income Withdrawals are available beginning (i) on the Contract Date if the Covered Life (or oldest Covered Life, if applicable) is at least age 591∕2 or (ii) on the date that the Covered Life (or oldest Covered Life, if applicable) attains age 591∕2. Secure Income Withdrawals will not reduce your Secure Income Benefit Base or your Secure Income Benefit Payment for future Contract Years, and are not subject to Surrender Charges or Bond Adjustments, but may be subject to Equity Adjustments and taxes. The GLWB does not require you to take an available Secure Income Benefit Payment. If you elect not to take an available Secure Income Benefit Payment, that amount will not be carried forward to the next Contract Year. Once you take a withdrawal under the Contract, you will no longer be eligible for additional Secure Income Deferral Credits beyond those you already earned (if any). Upon taking your first withdrawal from the Contract, your Secure Income Percentage will be calculated. Your Secure Income Percentage will not change, except that your Secure Income Percentage will be recalculated under Tiered Income Option when and if we become responsible for making lifetime payments of the Secure Income Benefit Payment. Each Secure Income Withdrawal decreases the Secure Income Benefit Payment remaining for that Contract Year on a dollar-for-dollar basis. Once you are eligible to begin taking Secure Income Withdrawals, a Secure Income Withdrawal may include a full withdrawal, partial withdrawal, withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal. A partial Annuitization, while not a withdrawal, will also count against your Secure Income Benefit Payment. Each time you take a withdrawal, it is reflected immediately in your Contract Accumulated Value. Excess Withdrawals may significantly reduce or even terminate the GLWB. Excess Withdrawals may be subject to Surrender Charges, Bond Adjustments, Equity Adjustments and taxes and tax penalties. If you take Excess Withdrawals, the Secure Income Benefit Base will be reduced on the next Contract Anniversary (unless you take an Excess Withdrawal that is a full withdrawal of your Accumulated Value, in which case the GLWB and the Contract will terminate immediately). See Excess Withdrawals below for information about the negative impact of Excess Withdrawals. Excess Withdrawals An Excess Withdrawal is (i) any withdrawal taken before Secure Income Withdrawals are available and (ii) after Secure Income Withdrawals become available, the portion of any withdrawal that exceeds the Secure Income Benefit Payment. An Excess Withdrawal may be a full withdrawal, partial withdrawal, scheduled withdrawal or unscheduled withdrawal. A partial Annuitization will be treated like an Excess Withdrawal for purposes of calculating the reduction in your benefit to the extent that the amount Annuitized would have been an Excess Withdrawal if withdrawn rather than Annuitized. Excess Withdrawals decrease the Secure Income Benefit Base, which will reduce future Secure Income Benefit Payments. The reductions can be greater than dollar-for-dollar when the Contract Accumulated Value is less than the Secure Income Benefit Base at the time of the Excess Withdrawal. If an Excess Withdrawal reduces your Secure Income Benefit Base to $0, the GLWB and the Contract will terminate immediately. Excess Withdrawals may also be subject to Surrender Charges, Bond Adjustments, Equity Adjustments and taxes. NOTE: Under 72(t) of the Code, a customer can receive substantially equal payments without an IRS tax penalty, even if under age 591∕2. If you receive 72(t) distributions and are not yet eligible to take Secure Income Withdrawals, these 72(t) distributions will be treated as Excess Withdrawals. 91

If you choose to take an Excess Withdrawal, the equation below shows how to calculate the Excess Withdrawal adjustment to the Secure Income Benefit Base. Excess Withdrawals will reduce the Secure Income Benefit Base in an amount equal to the greater of 1 or 2, where: 1= the Excess Withdrawal; and 2 = the result of (a divided by b) multiplied by c, where: a = the Excess Withdrawal amount; b = the Contract Accumulated Value after the Secure Income Withdrawal amount (if any) is deducted, but prior to deducting the amount of the Excess Withdrawal; and c = the Secure Income Benefit Base prior to the reduction for the Excess Withdrawal. The following example reflects how an Excess Withdrawal can reduce your Secure Income Benefit Base by more than the amount withdrawn. Assume that you take a $10,000 withdrawal and immediately prior to the withdrawal: (i) your Accumulated Value is $50,000 (which would reflect any applicable Equity Adjustment); (ii) the Secure Income Benefit Base is $60,000; and (iii) the remaining Secure Income Benefit Payment for the Contract Year is $6,000. Based on these assumptions the following would occur: • Your Accumulated Value would be reduced to $40,000 (i.e., $50,000 – $10,000 = 40,000). • The first $6,000 withdrawn would be a Secure Income Withdrawal, which would not be subject to Surrender Charges or a Bond Adjustment, but may be subject to taxes. • The remaining $4,000 withdrawn would be an Excess Withdrawal, which could be subject to Surrender Charges, a Bond Adjustment, taxes and tax penalties. • The Secure Income Benefit Base would be reduced to $54,545, representing a reduction of $5,455. Using the formula above, the reduction to the Secure Income Benefit Base of $5,455 is calculated as the greater of 1 or 2 as follows: 1 = $4,000, which the amount of the Excess Withdrawal 2 = $5,455, which is the result of (a divided by b) multiplied by c, where: a = $4,000, which is the amount of the Excess Withdrawal; b = $44,000, which is the Contract Accumulated Value after deducting the Secure Income Withdrawal, but prior to deducting the Excess Withdrawal; and c = $60,000, which is the Secure Income Benefit Base immediately prior to the reduction for the Excess Withdrawal The following example reflects how an Excess Withdrawal can reduce your Secure Income Benefit Base to $0 and terminate the GLWB and the Contract. Assume that you take a $10,000 withdrawal and immediately prior to the withdrawal: (i) your Accumulated Value is $10,000 (which would reflect any applicable Equity Adjustment); (ii) the Secure Income Benefit Base is $2,000; and (iii) the remaining Secure Income Benefit Payment for the Contract Year is $0. Based on these assumptions the following would occur: • Your Accumulated Value would be reduced to $0 (i.e., $10,000 – $10,000 = $0). • The entire $10,000 withdrawn would be an Excess Withdrawal, which could be subject to Surrender Charges, a Bond Adjustment, taxes and tax penalties. • The Secure Income Benefit Base would be reduced to $0, representing a reduction of $2,000. Using the formula above, the reduction to the Secure Income Benefit Base of $2,000 is calculated as the greater of 1 or 2 as follows (subject to the fact that the Secure Income Benefit Base cannot be reduced below $0): 1 = $10,000, which the amount of the Excess Withdrawal 2 = $2,000 which is the result of (a divided by b) multiplied by c, where: 92

a = $10,000, which is the amount of the Excess Withdrawal; b = $10,000, which is the Contract Accumulated Value after deducting the Secure Income Withdrawal (there is no Secure Income Withdrawal in this example), but prior to deducting the Excess Withdrawal; and c = $2,000, which is the Secure Income Benefit Base immediately prior to the reduction for the Excess Withdrawal Because the Secure Income Benefit Base prior to the Excess Withdrawal equaled $2,000, and the Secure Income Benefit Base cannot be reduced below $0, the Secure Income Benefit Base was reduced by $2,000, not $10,000. • Because the Secure Income Benefit Base has been reduced to zero, the GLWB will immediately terminate. The Contract will also terminate immediately because the Contract Accumulated Value has been reduced to zero. Required Minimum Distribution (RMD) Program for Secure Income Protector (GLWB) Tax-qualified contracts are subject to federal tax rules requiring that RMD be taken on a calendar year basis (i.e., compared to a Contract Year basis), usually beginning after age 73. If you are eligible for and enroll in our RMD Program, as discussed below, a withdrawal taken to satisfy RMD for the Contract (an “RMD amount”) that exceeds a Secure Income Benefit Payment for that Contract Year will not be deemed an Excess Withdrawal. If you are eligible for and do not enroll in our RMD Program, as discussed below, a withdrawal taken to satisfy RMD for the Contract that exceeds a Secure Income Benefit Payment for that Contract Year will be deemed an Excess Withdrawal. Eligibility in the RMD Program is determined by satisfaction of the following requirements: • The amount required to be distributed each calendar year for purposes of satisfying the RMD rules of the Internal Revenue Code is based only on this Contract (the RMD amount); and • You have elected scheduled withdrawal payments. NOTE: Although enrollment in the RMD Program does not prevent you from taking an unscheduled withdrawal, an unscheduled withdrawal will cause you to lose the RMD Program protections for the remainder of the Contract Year. This means that any withdrawals (scheduled or unscheduled) during the remainder of the Contract Year that exceed applicable Secure Income Benefit Payment will be treated as Excess Withdrawals, even if the purpose is to take the RMD amount. You will automatically be re-enrolled in the RMD Program on your next Contract Anniversary. We reserve the right to modify or eliminate the RMD Program; for example, if there is a change to the Internal Revenue Code or Internal Revenue Service rules or interpretations relating to RMD, including the issuance of relevant IRS guidance. We will send you at least 30 days advance notice of any change in or elimination of the RMD Program. Any modifications or elimination of the RMD Program will take effect after notice. If we exercise our right to modify or eliminate the RMD Program, then any scheduled or unscheduled withdrawal in excess of a Secure Income Benefit Payment after the effective date of the program’s modification or elimination will be deemed an Excess Withdrawal. Enrollment in the RMD Program is not necessary for RMD withdrawals to be treated as withdrawals of the Free Surrender Amount not subject to Surrender Charges or Bond Adjustments, as described in 8. FEES AND CHARGES. You may obtain more information regarding our RMD Program by contacting your financial professional or by calling us at 1-800-852-4450. Effect of the Contract Accumulated Value Reaching Zero We will send you prior written notice whenever reasonably feasible if your Contract Accumulated Value is approaching $0. 93

In the event that the Contract Accumulated Value reduces to $0, we will continue to pay the Secure Income Benefit Payments pursuant to your elections, provided that your Secure Income Benefit Base is greater than zero. In other words, if your Contract Accumulated Value is reduced to $0 for any reason other than an Excess Withdrawal, our lifetime payment obligations under the GLWB will be triggered. For example, for a Level Income Option, assume that you take a $10,000 withdrawal and immediately prior to the withdrawal: (i) your Accumulated Value is $10,000 (which would reflect any applicable Equity Adjustment); (ii) the Secure Income Benefit Base is $100,000; and (iii) the Secure Income Benefit Payment for the Contract Year was $10,000; and (iv) the remaining Secure Income Benefit Payment for the Contract Year is $10,000. Based on these assumptions the following would occur: • Your Accumulated Value would be reduced to $0 (i.e., $10,000 – $10,000 = $0). • The entire $10,000 withdrawn would be a Secure Income Withdrawal, which could be subject to an Equity Adjustment and taxes. • The Secure Income Benefit Base would not be reduced because the entire withdrawal is a Secure Income Withdrawal. • Because the Accumulated Value was reduced to $0 for a reason other than an Excess Withdrawal, beginning in the next Contract Year, we will begin paying the $10,000 Secure Income Benefit Payment annually until the death of the applicable Covered Life. As another example, using the same assumptions but for a Tiered Income Option GLWB, the following would occur: • Your Accumulated Value would be reduced to $0 (i.e., $10,000 – $10,000 = $0). • The entire $10,000 withdrawn would be a Secure Income Withdrawal, which could be subject to an Equity Adjustment and taxes. • The Secure Income Benefit Base would not be reduced because the entire withdrawal is a Secure Income Withdrawal. • Because the Accumulated Value was reduced to $0 for a reason other than an Excess Withdrawal, beginning in the next Contract Year, we will pay the Secure Income Benefit Payment annually. • However, due to the Tiered Income Option election, the Secure Income Benefit Payment will be recalculated. Assuming that the applicable Initial Secure Income Percentage plus earned Secure Income Deferral Credits is 5.00%, the annual Secure Income Benefit Payment will equal $5,000 (i.e., $100,000 x 5% = $5,000), not $10,000. NOTE: In the event that the Contract Accumulated Value reduces to $0 for a reason other than an Excess Withdrawal, Secure Income Benefit Payments will continue as discussed above, but all other rights and benefits from the accumulation period will terminate (including the death benefit). Effect of Annuitization On the maximumlatest Annuitization Date, if your Contract reaches that date, the accumulation period must end and the GLWB will terminate. Likewise, prior to the maximumlatest Annuitization Date, if you fully Annuitize the Contract, the accumulation period will end and the GLWB will terminate. However, upon full Annuitization (either on or prior to the maximum Annuitization Date), you will have the option to annuitize your Secure Income Benefit Payment as an annuity payout option. You must elect one of the following options for the annuity period: • Payments resulting from applying the Contract Accumulated Value to an annuity benefit payment option. • Fixed scheduled payments each year in the amount of the Secure Income Benefit Payment until the date of death of the last Covered Life. If the Contract is fully Annuitized while the GLWB is in effect (either prior to or on the latest Annuitization Date), the GLWB will terminate, but you may choose to continue the income stream 94 provided by the GLWB by electing to receive fixed payments equal to your Secure Income Benefit Payment each Contract Year until the death of the last Covered Life. If you select this option, you will forfeit your remaining Contract Accumulated Value, and we will make the payments from our own assets. Note: If your GLWB has Tiered Income Option, and the Secure Income Benefit Payment annuity option described is elected as described above, we will calculate the number of payments you will receive based on the Tier 1 Secure Income Percentage by taking your Accumulated Value divided by the Secure Income Benefit Payment at the scheduled payment frequency. After you have received that number of payments, your payment will decrease to be based on the Tier 2 Secure Income Percentage multiplied by the Secure Income Benefit Base on the Annuitization Date. Payments will still only continue until the date of death of the last Covered Life. Alternatively, you may choose to apply your entire Contract Accumulated Value to another annuity benefit payment option that we make available, such as Life Income, Life Income with Period Certain, Joint and Survivor, and Joint and Survivor with Period Certain. If you select one of these other options, your entire Contract Accumulated Value will be applied to the selected option and we will make the payments from our own assets. However, you should understand that you would be forfeiting the income stream provided by the GLWB (for which you paid GLWB Fees, potentially over many years), and that the income stream provided by one of these other options will generally differ in amount and/or duration compared to the income stream provided by the GLWB. If we have not received your selection as of the latest Annuitization Date, you will receive the following option below that results in the higher annual payment amount: • Contract Payment Option • For Contracts with one Annuitant — (a) the Secure Income Benefit Payment annuity option or (b) Life Income with payments guaranteed for a period of 10 years. • For (for Contracts with Jointone Annuitants — ) or Joint and Full Survivor Income with payments guaranteed for a period of 10 years. • GLWB Rider Payment Option • Fixed scheduled payments each year in the amount of the Secure Income Benefit Payment (as described above), until the death of the last Covered Life. ¶ We will send you written notice at least 30 days prior to the maximum Annuitization Date and ask you to select one of the available payment options listed above years (for Contracts with two Annuitants). We will send you written notice at least 30 days prior to the maximum latest Annuitization Date and ask you to select a payment option. The Contract is generally designed for an Owner to remain in the accumulation phase and keep the GLWB in force, while taking Secure Income Withdrawals and avoiding Excess Withdrawals, in order to maximize the likelihood that the Contract Accumulated Value will be reduced to zero for a reason other than an Excess Withdrawal, thereby triggering our lifetime payment obligations under the GLWB. In general, prior to the latest Annuitization Date, you should not fully Annuitize the Contract if your Secure Income Benefit Base is greater than your Contract Accumulated Value, as the income stream provided by your GLWB is likely more valuable than an income stream under an annuity benefit payment option. Nonetheless, it is possible that the income stream provided by an annuity benefit payment option (e.g., payments for a period certain) may be more appropriate for you based on your personal circumstances and financial goals. As such, before Annuitizing or selecting a payment option, you should consult with a financial professional and contact us toll-free at 1-800-852-4450 for a comparison of the different payout options based on your Contract. 95

Effect of Divorce The following table illustrates divorce situations and the resulting outcomes. If … And … Then … You are the sole Owner of the contract You direct us to take a withdrawal to satisfy a court order to pay a portion of the Contract to your former spouse Any portion of such withdrawal that exceeds the available Secure Income Benefit Payment will be deemed an Excess Withdrawal. You will retain all rights and benefits of the rider. Note: If the Excess Withdrawal causes the Secure Income Benefit Base to go to zero, the GLWB and the Contract will terminate immediately. You are the sole Owner of the contract You direct us to change ownership of the Contract to your former spouse to satisfy a court order The GLWB will terminate. Your former spouse will become the new Owner of the Contract and will retain all rights and benefits of the Contract. Contract is jointly owned You direct us to take a withdrawal to satisfy a court order to pay a portion of the Contract to your former spouse The spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the GLWB while the former spouse will no longer have any such rights or be entitled to any benefits under the GLWB. Note: If the withdrawal is an Excess Withdrawal and causes the Secure Income Benefit Base to go to zero, the GLWB and the Contract will terminate immediately. If Joint Life has been elected, the Joint Life election will not be changed and your Secure Income Percentage will not be adjusted. Contract is jointly owned You direct us to remove one of the joint Owners to satisfy a court order The spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the GLWB while the former spouse will no longer have any such rights or be entitled to any benefits under the GLWB. If Joint Life has been elected, the Joint Life election will not be changed and your Secure Income Percentage will not be adjusted. 96

Spousal Continuation of the GLWB The GLWB provides that the Secure Income Benefit Payment may be available in certain situations to an eligible spouse who continues the Contract with the GLWB. If you die while the GLWB is in effect and if your surviving spouse elects to continue the Contract in accordance with its terms, the surviving spouse may also elect to continue the GLWB if: 1. The Contract Accumulated Value is greater than zero; 2. There has not been a previous spousal continuation of the Contract and the GLWB; and 3. Your spouse is either: (a) your primary beneficiary, if you were the sole Owner; or (b) the surviving joint Owner, if there were joint Owners. If your spouse elects to continue the Contract without the GLWB, the GLWB and all rights, benefits and charges under the GLWB will terminate and cannot be reinstated. NOTE: Although spousal continuation may be available under federal tax laws for a subsequent spouse, the GLWB may be continued one time only. 97

The following tables illustrate the various changes and the resulting outcomes associated with continuation of the GLWB by an eligible surviving spouse. If you die and … And … Then if your spouse continues this Contract … No withdrawals have been taken since the Contract Date Your spouse meets the minimum Contract issue age requirement Your spouse may continue the GLWB and take withdrawals until the earlier of your spouse’s death or the Secure Income Benefit Base reduces to zero. Secure Income Benefit Payments will automatically be calculated as “Single Life” and your spouse will be the sole Covered Life. Your spouse may not add a new Covered Life or elect “Joint Life”. The Initial Secure Income Percentage and Secure Income Deferral Credit percentage will be based on your spouse’s age on the Contract Date. All other provisions of the GLWB will continue as in effect on the date of your death. No withdrawals have been taken since the Contract Date Your spouse does not meet the Contract minimum issue age requirement The GLWB terminates upon your death. All other provisions of this Contract will continue as in effect on the date of your death. If you die and … And … And … Then if your spouse continues this Contract … Withdrawals have been taken since the Contract Date You have elected “Single Life” Secure Income Benefit Payments N/A The GLWB terminates upon the death of the first Covered Life to die. All other provisions of this Contract will continue as in effect on the date of your death. Withdrawals have been taken since the Contract Date You have elected “Joint Life” Secure Income Benefit Payments Your spouse is the surviving Covered Life Your spouse may continue the GLWB and take Secure Income Benefit Payments until the earlier of your spouse’s death or the Secure Income Benefit Base reduces to zero. Secure Income Benefit Payments will continue to be calculated as “Joint Life”. The Secure Income Percentage will remain locked in at the “Joint Life” percentage applicable on the date of your first withdrawal and will not be reset to reflect your death. All other provisions of the GLWB will continue as in effect on the date of your death. Withdrawals have been taken since the Contract Date You have elected “Joint Life” Secure Income Benefit Payments There is no surviving Covered Life The GLWB terminates upon your death. All other provisions of this Contract will continue as in effect on the date of your death. 98

17. DEATH BENEFIT General Death Benefit Provisions If the Owner or any Joint Owner dies prior to the Annuitization Date, we will pay the death benefit upon our receipt of required documents and Notice, in Good Order, including due proof of death. Proof of death includes a copy of a death certificate, a certified copy of a court order, a written statement by a medical doctor, or other proof satisfactory to us. The Accumulated Value will remain invested in the Segment Options and the Variable Account, as applicable, until the Valuation Day on which we receive the required documents in Good Order. If more than one beneficiary is named, each beneficiary’s portion of the death benefit will remain invested in the Segment Options and Variable Account, as applicable, until the Valuation Day on which we receive the required documents for that beneficiary. The death benefit (if based on Contract Accumulated Value) is subject to the Segment Interim Value (which will include an Equity Adjustment) and a Bond Adjustment, which factors in market performance. See 5. 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Segment Interim Value and 13. CONTRACT VALUES — Bond Adjustment. We will pay interest on the death benefit from the first day the Accumulated Value is no longer invested in the Segment Options or Variable Account, as applicable, until payment is made. Such amountsAt the end of the Valuation Day on which we receive the required documents and Notice, in Good Order, including due proof of death, we will calculate the death benefit payable. See Death Benefit Calculation and Death Benefit Examples later in this section. We will generally pay the death benefit within seven days thereafter, subject to circumstances where payment may be delayed. See 22. ADDITIONAL INFORMATION ABOUT THE CONTRACT — Delay of Payments and Other Transactions. See also 20. ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT — Timing and Delay of Payment. The death benefit will be held in our general account pending payment. We will determine the rate of interest, which will not be less than the interest rate required by the applicable state’s law, and we will pay interest (as required by state law) on the death benefit from the date we received all required documents in Good Order until payment is made. If the Owner or any Joint Owner dies prior to the Annuitization Date, the death benefit may be distributed in a lump sum or within five years of the date of death or distributed over a time period not extending beyond the life expectancy of the beneficiary as provided for in Internal Revenue Code (“IRC”) section 72(s), as may be amended from time to time. If payments are made over the life expectancy of the beneficiary, they must begin not later than one year after the date of death of the Owner or Joint Owner. If the Owner or Joint Owner dies on or after the Annuitization Date and before the entire interest in this Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as required under applicable federal tax laws, including, particularly, IRC section 72(s), as may be amended from time to time. This approach will apply to the Annuity Benefit Options other than the Life Income and Joint and Survivor options. Notwithstanding any provision to the contrary in this Contract, any payment of death benefits must comply with all applicable laws, including IRC section 72(s), as may be amended from time to time. Partial withdrawals and Annuitizations may significantly reduce any future death benefit. The reduction to the death benefit for a partial withdrawal or Annuitization may be greater than the dollar amount withdrawn or Annuitized. Death benefit proceeds may also be reduced as a result of any applicable Bond Adjustments and Equity Adjustments. Death of Owner(s) The following provisions apply upon an Owner’s death if a Contract is not jointly owned: 1. If the surviving spouse is the only primary beneficiary, the surviving spouse may elect to become the Owner and continue the Contract (with or without the GLWB, if in effect and if the surviving spouse is eligible) or elect to receive the death benefit. 99

2. If the primary beneficiary is not the surviving spouse, the primary beneficiary will receive the death benefit. The following provisions apply upon the death of the first Joint Owner to die when a Contract is jointly owned: 1. The surviving Joint Owner will be treated as the primary beneficiary. Any other beneficiary designation on record will be treated as contingent beneficiary. 2. If the surviving Joint Owner is the spouse of the deceased Joint Owner, the surviving spouse may elect to become the Owner and continue the Contract (with or without the GLWB, if in effect and if the surviving spouse is eligible) or elect to receive the death benefit. Death of Annuitant(s) If an Annuitant who is not an Owner dies while this Contract is in force, a new Annuitant may be named unless the Owner is a corporation, trust, or other entity. If the Owner is a corporation, trust or other entity, the death benefit will be payable upon the death of the Annuitant, or, in the case of Joint Annuitants, upon the death of the first Joint Annuitant to die. Death Benefit Calculation The death benefit is equal to the greater of 1 or 2 where: 1. Is the Accumulated Value (including any applicable Equity Adjustment(s)), subject to the Bond Adjustment, on the date we receive the proof of death and all required documents in Good Order; and 2. Is the Premium Payment, subject to reductions for partial Surrenders. Please note: • Any death benefit based on Accumulated Value, as described above, may be subject to Equity Adjustments and will be subject to a Bond Adjustment, all of which may be negative. Any applicable Equity Adjustment will already be included in the Accumulated Value. The Bond Adjustment will be applied to the Accumulated Value when calculating the death benefit. Negative Equity Adjustments and/or Bond Adjustments may significantly reduce the death benefit. • Partial withdrawals and Annuitizations may significantly reduce the death benefit, perhaps by more than the amount withdrawn or Annuitized. Effect of Partial Surrenders on Premium Payment while GLWB is active While the GLWB is active, prior to the date we receive the proof of death and all required documents in Good Order, the Premium Payment for purposes of the death benefit calculation will be reduced upon partial withdrawal or partial Annuitization as follows: (i) a dollar-for-dollar reduction to the Premium Payment for each Secure Income Withdrawal, and (ii) a proportional reduction to the Premium Payment for each Excess Withdrawal (and any applicable Surrender Charges and GLWB Fees) and each partial Annuitization. The proportional reduction in (ii) above will reduce the death benefit in the same proportion that the Accumulated Value was reduced on the date of the Excess Withdrawal or partial Annuitization. The proportional reduction is equal to (1 divided by 2) multiplied by 3, where: 1. Is the amount of the Excess Withdrawal (and any applicable Surrender Charges and GLWB Fees) or the amount of the partial Annuitization; 2. Is the Accumulated Value immediately prior to the Excess Withdrawal or partial Annuitization; and 100

3. Is the Premium Payment as reduced for all prior partial withdrawals and partial Annuitizations immediately prior to the current Excess Withdrawal or partial Annuitization. If a proportional reduction applies, and the Accumulated Value is less than the Premium Payment (immediately prior to the partial withdrawal or partial Annuitization), the proportionate reduction to the Premium Payment as described above will be greater than the amount withdrawn or Annuitized. Effect of Partial Surrenders on Premium Payment if the GLWB is terminated If the GLWB is terminated, prior to the date we receive the proof of death and all required documents in Good Order, there is a proportional reduction to the Premium Payment for each partial withdrawal (and any applicable Surrender Charge and GLWB Fees) and each partial Annuitization. The proportional reduction will reduce the death benefit in the same proportion that the Accumulated Value was reduced on the date of the partial withdrawal or partial Annuitization. The proportional reduction is equal to (1 divided by 2) multiplied by 3, where: 1. Is the amount of the partial withdrawal (and any applicable Surrender Charges and GLWB Fees) or the amount of the partial Annuitization; 2. Is the Accumulated Value immediately prior to the partial withdrawal or partial Annuitization; and 3. Is the Premium Payment as reduced for all prior partial withdrawals and partial Annuitizations immediately prior to the current partial withdrawal or partial Annuitization. If the Accumulated Value is less than the Premium Payment (immediately prior to the partial withdrawal or partial Annuitization), the proportionate reduction to the Premium Payment as described above will be greater than the amount withdrawn or Annuitized. Fixed Segment Option The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. For additional information on the nonforfeiture amount, see 10. FIXED SEGMENT OPTION MECHANICS. Spousal and Beneficiary Death Benefit / Secure Income Benefit Payment Scenarios The tables below summarize the various situations upon death. The following two tables illustrate the various situations and the resulting death benefit payment if (a) the GLWB is not in effect or (b) if the GLWB is in effect but our lifetime payment guarantees have not yet been triggered. 101

If you die and … And … Then … You are the sole Owner Your spouse is not named as a primary beneficiary The primary beneficiary will receive the death benefit All other rights and benefits under the rider and Contract will terminate. You are the sole Owner Your spouse is named as a primary beneficiary Your spouse may continue the Contract with or without the GLWB or receive the death benefit. All other primary beneficiaries will receive the death benefit. Unless your spouse elects to continue the Contract with the GLWB, only your spouse’s and any other beneficiary’s(ies’) rights to the selected payments will continue; all other rights and benefits under the GLWB and Contract will terminate. You are a joint Owner The surviving joint Owner is not your spouse Your surviving Owner will receive the death benefit. All other rights and benefits under the Contract will terminate. You are a joint Owner The surviving joint Owner is your spouse Your spouse may continue the Contract with or without the GLWB or receive the death benefit. Unless your surviving spouse Owner elects to continue the Contract with the GLWB, upon your death, only your spouse’s right to the selected payments will continue; all other rights and benefits under the GLWB and the Contract will terminate. If … And … Then … If the Annuitant dies The Owner is not a natural person The beneficiary(ies) receive the death benefit. If a beneficiary dies before the Annuitant, on the Annuitant’s death we will make equal payments to the surviving beneficiaries unless the Owner provided us with other written instructions. If no beneficiary(ies) survive the Annuitant, the death benefit is paid to the Owner. Upon the Annuitant’s death, only the beneficiary(ies) right to the death benefit will continue; all other rights and benefits under the Contract will terminate. 102

The following table illustrates the various situations if death occurs while the GLWB is in effect and our lifetime payment guarantees have been triggered. If you die and … And … Then … You are the sole Owner You elected the “Single Life” Secure Income Benefit Payments All payments stop and all rights and benefits under the Contract terminate. You are the sole Owner You elected the “Joint Life” Secure Income Benefit Payments We will continue payments to the surviving Covered Life according to the schedule established when you made your election until the date of the surviving Covered Life’s death. Upon the surviving Covered Life’s death, all payments stop and all rights and benefits under the Contract terminate. You are a joint Owner You elected the “Single Life” Secure Income Benefit Payments All payments stop and all rights and benefits under the Contract terminate. You are a joint Owner You elected the “Joint Life” Secure Income Benefit Payments We will continue payments to the surviving Covered Life according to the schedule established when you made your election until the date of the surviving Covered Life’s death. Upon the surviving Covered Life’s death, all payments stop and all rights and benefits under the Contract terminate. Death Benefit Examples Assumptions for the following examples: • The Accumulated Value accounts for the Segment Interim Value calculations. • The Accumulated Value is the sum of the Segment Interim Values for all Segment Options. These examples could be allocated to one or many Segment Options, and the examples would be the same. A death benefit based on Segment Interim Value could result in significant loss due to the application of a negative Equity Adjustment. A death benefit that becomes payable before the Segment End Date for an Index-Linked Segment Option will be based on the Segment Interim Value for that Segment Option. The Segment Interim Value will be calculated by applying an Equity Adjustment to the Crediting Base. If the Equity Adjustment is negative, the Segment Interim Value will reflect investment loss, which could be significant. For example, assume that you initially allocate $10,000 to an Index-Linked Segment Option and that the death benefit becomes payable before the end of the Segment Term, In such case, the death benefit could be lower than, perhaps significantly lower than, $10,000. In extreme circumstances, a negative Equity Adjustment could result in a 100% loss of the death benefit amount. • GLWB Fees taken prior to the date of the example are accounted for in the Accumulated Value already. • There have been no prior Surrenders. Death Benefit Example 1 This example is intended to demonstrate that when the Accumulated Value is greater than the Premium Payment, the Bond Adjustment could reduce the Accumulated Value portion of the death benefit calculation to lower than the Premium Payment. Contract Date = August 31 103

Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $101,000 and the Bond Adjustment is -$3,000. The death benefit on November 3 is the greater of 1 or 2 below: 1. $98,000 = $101,000 – $3,000 2. $100,000 = Premium Payment The death benefit on November 3 is $100,000. Death Benefit Example 2 This example is intended to demonstrate that when the Accumulated Value is less than the Premium Payment, the Bond Adjustment could increase the Accumulated Value portion of the death benefit calculation to greater than the Premium Payment. Contract Date = August 31 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $99,000 and the Bond Adjustment is $2,000. The death benefit on November 3 is the greater of 1 or 2 below: 1. $101,000 = $99,000 + $2,000 2. $100,000 = Premium Payment The death benefit on November 3 is $101,000. Death Benefit Example 3 (while GLWB is active) This example is intended to demonstrate how a Secure Income Withdrawal impacts the Premium Payment portion of the death benefit calculation. A Secure Income Withdrawal will reduce the premium portion of the death benefit by the same dollar amount that the Accumulated Value was reduced on the date of the Secure Income Withdrawal. Contract Date = August 31 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $90,000 and a Secure Income Withdrawal of $5,000. The Secure Income Withdrawal will not be subject to a Bond Adjustment. However, the Accumulate Value component of the death benefit, after the deduction of the Secure Income Withdrawal, would be subject to a Bond Adjustment, which could be negative. Assume that the Bond Adjustment is 0% (i.e., there is no Bond Adjustment)applied to the Accumulate Value component of the death benefit is -$3,000. The death benefit on November 3 is the greater of 1 or 2 below: 1. $85,000 = $90,000 – $5,0002,000 = ($90,000 – $5,000) – $3,000 2. $95,000 = Premium Payment ($100,000) – Secure Income Withdrawal ($5,000) The death benefit on November 3 is $95,000. Death Benefit Example 4 (while GLWB is active) This example is intended to demonstrate how a partial withdrawal that is part Secure Income Withdrawal and part Excess Withdrawal impacts the Premium Payment portion of the death benefit calculation. 104

• A Secure Income Withdrawal will reduce the premium portion of the death benefit by the same dollar amount that the Accumulated Value was reduced by the Secure Income Withdrawal. • An Excess Withdrawal will result in a proportionate reduction to the premium portion of the death benefit, reducing that portion of the death benefit in the same proportion that the Accumulated Value (after deducting the Secure Income Withdrawal) was reduced by the Excess Withdrawal. Contract Date = August 31 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $90,000, a Secure Income Withdrawal of $2,000, an Excess Withdrawal of $3,000, and a Bond Adjustment ofd an Excess Withdrawal of $3,000. The Secure Income Withdrawal will not be subject to a Bond Adjustment. The Excess Withdrawal will be subject to a Bond Adjustment, which could be negative (the adjustment to the Excess Withdrawal amount for the Bond Adjustment will impact the withdrawal proceeds, not the death benefit amount). In addition, the Accumulated Value component of the death benefit, after the deduction of the Secure Income Withdrawal and the Excess Withdrawal, would be subject to a Bond Adjustment, which could be negative. Assume the Bond Adjustment applied to the Accumulated Value component of the death benefit is -$1,000. The death benefit on November 3 is the greater of 1 or 2 below: 1. $84,000 = ($90,000 – $2,000 – $3,000) – $1,000 2. $94,659, calculated as follows: • First, reduce the Premium Payment ($100,000) by the Secure Income Withdrawal ($2,000) to $98,000. • Second, proportionately reduce the Premium Payment ($98,000) for the Excess Withdrawal ($3,000). The amount of the proportional reduction ($3,341) is the Excess Withdrawal ($3,000) divided by the Accumulated Value immediately after the Secure Income Withdrawal and immediately prior to the Excess Withdrawal ($88,000) multiplied by the Premium Payment ($98,000). The death benefit on November 3 is $94,659. Death Benefit Example 5 (while GLWB is active) This example is intended to demonstrate how a partial withdrawal that is entirely an Excess Withdrawal impacts the Premium Payment portion of the death benefit calculation. A proportional reduction for an Excess Withdrawal will reduce the premium portion of the death benefit in the same proportion that the Accumulated Value was reduced on the date of the Excess Withdrawal. Contract Date = August 31 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $90,000 and the Bond Adjustment is -$4,000 and an Excess Withdrawal of $5,000. The Excess Withdrawal would be subject to a Bond Adjustment, which could be negative (a negative Bond Adjustment would reduce the withdrawal proceeds, not the death benefit amount). In addition, the Accumulated Value component of the death benefit, after the deduction of the Excess Withdrawal, would be subject to a Bond Adjustment, which could be negative. Assume the Bond Adjustment applied to the Accumulated Value component of the death benefit is -$4,000. The death benefit on November 3 is the greater of 1 or 2 below: 3. $81,000 = ($90,000 – $5,000) – $4,000 4. $94,444.44 = Premium Payment proportionately reduced for the Excess Withdrawal is the Premium Payment ($100,000) reduced by the proportional reduction ($5,555.56) 105

• The amount of the proportional reduction ($5,555.56) is the Excess Withdrawal ($5,000) divided by the Accumulated Value immediately prior to the Excess Withdrawal ($90,000) multiplied by the Premium Payment ($100,000). The death benefit on November 3 is $94,444.44. Death Benefit Example 6 (GLWB is terminated) This example is intended to demonstrate how a partial withdrawal impacts the Premium Payment portion of the death benefit calculation. A proportional reduction for a partial withdrawal will reduce the premium portion of the death benefit in the same proportion that the Accumulated Value was reduced on the date of the partial withdrawal. The proportional reduction for partial withdrawal is equal to (1 divided by 2) multiplied by 3, where: 1. Is the amount of the partial withdrawal; and 2. Is the Accumulated Value immediately prior to the partial withdrawal; and 3. Is the Premium Payment. Contract Date = August 31 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $90,000 and the Bond Adjustment is -$4,000 and a partial withdrawal of $5,000 The death benefit on November 3 is the greater of 1 or 2 below: 1. $81,000 = ($90,000 – $5,000) – $4,000 2. $94,444.44 = Premium Payment proportionately reduced for the partial withdrawal is the Premium Payment ($100,000) reduced by the proportional reduction ($5,555.56) • The amount of the proportional reduction ($5,555.56) is the partial withdrawal ($5,000) divided by the Accumulated Value immediately prior to the partial withdrawal ($90,000) multiplied by the Premium Payment ($100,000). The death benefit on November 3 is $94,444.44. 18. STATEMENTS We will mail to you a statement, along with any reports required by state law, of your current Accumulated Value at least once per year prior to the Annuitization Date. After the Annuitization Date, any reports will be mailed to the person receiving the annuity benefit payments. 19. ANNUITIZATION Annuitization Date You may specify an Annuitization Date in your application. If you do not specify an Annuitization Date, the Annuitization Date is the maximumlatest Annuitization Date shown on the Data Page. You may change the Annuitization Date with our prior approval. The request must be in writing. You may not select an Annuitization Date that falls prior to the second Contract Anniversary or after the maximumlatest Annuitization Date. Generally, the maximumlatest Annuitization Date is the Contract Anniversary following the Annuitant’s attainment of age 95. The maximumlatest Annuitization Date can be found on the Data Page (referred to as the maximum Annuitization Date). Annuitizations are subject to the Segment Interim Value (which includes an Equity Adjustment) and a Bond Adjustment. An Equity Adjustment does not apply if the Annuitization occurs on a Segment End Date for the particular Index-Linked Segment Option. A Bond Adjustment applies to all Segment Options 106 and regardless of when the Annuitization occurs, including on a Segment End Date. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). Amounts Annuitized from the Variable Account are not subject to a Bond Adjustment. The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. For additional information on the nonforfeiture amount, see 10. FIXED SEGMENT OPTION MECHANICS. For additional information about the Bond Adjustment, see 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — Segment Interim Value and 13. CONTRACT VALUES — Bond Adjustment. If Joint Annuitants are named in the application, the maximumlatest Annuitization Date will be set based on the age of the older Joint Annuitant. Full Annuitization Any time after the second Contract Year, you may Annuitize your Contract by electing to receive payments under an annuity benefit payment option. If the Accumulated Value on the Annuitization Date is less than $2,000, we may pay out the entire amount in a single payment. The Contract would then be canceled. You may select when you want the payments to begin (within the period that begins the Valuation Day following our receipt of your instruction and ends one year after our receipt of your instructions). Once payments begin under the annuity benefit payment option you choose, the option may not be changed. In addition, once payments begin, you may not surrender, withdraw or otherwise liquidate or commute any of the portion of your Accumulated Value that has been Annuitized. Depending on the type of annuity benefit payment option selected, payments that are initiated either before or after the Annuitization Date may be subject to penalty taxes (see 21. TAXES). You should consider this carefully when you select or change the annuity benefit payment commencement date. Partial Annuitization You have the right to Annuitize a portion of your Accumulated Value. After the second Contract Year and prior to the Annuitization Date, you may Annuitize a portion of your Accumulated Value by sending us a Notice in Good Order. If you specify annuitization allocation percentages as part of a partial annuitization request, the amount annuitized is deducted from the Segment Options and the Variable Account according to the annuitization allocation percentages you provide to us. If you do not provide us with specific annuitization allocation percentages, the amount annuitized is deducted in the same proportion as the Accumulated Value is spread throughout the Segment Options and the Variable Account at that point in time. The minimum partial Annuitization amount is $2,000. Any partial Annuitization request that reduces the Accumulated Value to less than $5,000 will be treated as a request for full Annuitization. We reserve the right to limit the number of partial Annuitizations that may be requested in a Contract Year, but it will never be less than one per Contract Year. Annuity Benefit Payment Options You may select one of the annuity benefit payment options listed below. Once payments begin under the option you select, the option may not be changed. In addition, once payments begin you may not surrender or otherwise liquidate or commute any portion of your Accumulated Value that has been Annuitized. If the GLWB is still in effect on the Annuitization Date, you will have another payment option based on your Secure Income Benefit BasePayment, as described under Important Considerations Related to the GLWB below. We offer fixed annuity benefit payments only. No Surrender Charge is imposed on any portion of your Accumulated Value that has been Annuitized. You may choose from several fixed annuity benefit payment options. Payments will be made on the frequency you choose. You may elect to have your annuity benefit payments made on a monthly, quarterly, 107 semiannual or annual basis. The dollar amount of the payments is specified for the entire payment period according to the option selected. There is no right to take any full or partial withdrawals after the Annuitization Date. The fixed annuity benefit payment must begin within one year of the annuity benefit election. The amount of the fixed annuity benefit payment depends on the: • amount of Accumulated Value (adjusted by the Bond Adjustment) applied to the annuity benefit payment option; • annuity benefit payment option selected; • age and gender of the Annuitant (unless fixed period income option is selected); • frequency of the annuity benefit payments; and • duration of the annuity benefit payments. The amount of the initial payment is determined by applying all or a portion of the Accumulated Value, plus or minus the Bond Adjustment (as applicable), less any applicable premium tax and other expenses, as of the date of the application to the annuity table for the Annuitant’s annuity benefit payment option, gender, and age. Minimum annuity benefit payment amounts will be based on the Annuity 2012 Individual Annuity Mortality Period Life Table as stated in the Contract. This basis is guaranteed for the life of the Contract for the following fixed annuity benefit payment options: Life Income, Life Income with Period Certain, Joint and Survivor Life Income, and Joint and Survivor Life Income Period Certain. With our written approval, other annuity benefit payment options may be available without this guaranteed basis. Annuity benefit payments generally are higher for male annuitants than for female annuitants with an otherwise identical Contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in determining the payment amount. Additionally, Contracts with no gender distinctions are made available for certain employer-sponsored plans because, under most such plans, gender discrimination is prohibited by law. The frequency and duration of the annuity benefit payments affect the income amount received. The annuity benefit payments generally are lower if you receive payments more frequently. For example, monthly payments generally will be lower than quarterly payments. Generally, all other factors being equal, the longer the duration of annuity benefit payments, the lower the annuity benefit payment amounts and the shorter the duration, the higher the annuity benefit payment amounts. You may select an annuity benefit payment option by written request only. Your selection of an annuity benefit payment option for a partial Annuitization must be in writing and may not be changed after payments begin. Your selection of an annuity benefit payment option for any portion not previously Annuitized may be changed by written request prior to the Annuitization Date. If an annuity benefit payment option is not selected, we will automatically apply: • for Contracts with one Annuitant — Life Income with payments guaranteed for a period of 10 years. • for Contracts with Joint Annuitants — Joint and Full Survivor Life Income with payments guaranteed for a period of 10 years. The available annuity benefit payment options for both full and partial Annuitizations include: • Life Income — Level payments continue for the Annuitant’s lifetime. If you defer the first payment date, it is possible that you will receive no payments if the Annuitant dies before the first payment date. NOTE: There is no death benefit value remaining and there are no further payments when the Annuitant dies. • Life Income with Period Certain — Level payments continue during the Annuitant’s lifetime with a guaranteed payment period of 5 to 30 years. If the Annuitant dies before all of the guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period. If a shorter period is required by law, we will pay a commuted value at the end of that shorter period. 108

• Joint and Survivor — Payments continue as long as either the Annuitant or the Joint Annuitant is alive. You may also choose an option that lowers the amount of income after the death of a Joint Annuitant. It is possible that you will only receive one payment under this option if both Annuitants die before the second payment is due. If you defer the first payment date, it is possible that you will receive no payments if both Annuitants die before the first payment date. NOTE: There is no death benefit value remaining and there are no further payments after both Annuitants die. • Joint and Survivor with Period Certain — Payments continue as long as either the Annuitant or the Joint Annuitant is alive with a guaranteed payment period of 5 to 30 years. You may choose an option that lowers the amount of income after the death of a Joint Annuitant. If both Annuitants die before all guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period. If a shorter period is required by law, we will pay a commuted value at the end of that shorter period. With our written approval, other annuity benefit payment options may be available without the minimum annuity benefit payment amount guarantees described in the Contract. The annuity benefit payment for these other options will be based on the then-current interest rates and mortality table. These options may include: • Fixed Period Income — Level payments continue for a fixed period. You may select a range from 5 to 30 years (state variations may apply). If the Annuitant dies before the selected period expires, payments continue to you or the person(s) you designate until the end of the fixed period. Payments stop after all guaranteed payments are received. If a shorter period is required by law, we will pay a commuted value at the end of that shorter period. • Life with Cash Refund — Level payments continue for the Annuitant’s lifetime. If the Annuitant dies and the total of all payments received is less than the amount of the Accumulated Value applied, the balance is paid to you or the person(s) you designate. • Life with Installment Refund — Level payments continue for the Annuitant’s lifetime. If the Annuitant dies and the total of all payments received is less than the amount of the Accumulated Value applied, payments continue to you or the person(s) you designate until they equal the amount of the Accumulated Value applied. If the period required to make these payments is longer than allowed by law, we will pay a commuted value at the end of that shorter period. Death of Annuitant (During the Annuitization Period) If the Annuitant dies during the annuity benefit payment period, remaining payments are made to the Owner throughout the guaranteed payment period, if any, or for the life of any Joint Annuitant, if any. If the Owner is the Annuitant, remaining payments are made to the Joint Owner, if any, or the named beneficiaries. In all cases the person entitled to receive payments also receives any rights and privileges under the annuity benefit payment option. Important Considerations Related to the GLWB • Fully Annuitizing your Contract will terminate the GLWB. However, upon full Annuitization (either on or prior to the maximum Annuitization Date), you will have the option to annuitize your Secure Income Benefit Payment as an annuity payout option. In this case, you must elect one of the following options for the annuity period: • Payments resulting from applying the Contract Accumulated Value to an annuity benefit payment option. as described under Annuity Benefit Payment Options above. Your annual income payments during the annuity period will be based on your annuity benefit payment election and may be less than what your annual Secure Income Benefit Payments were prior to full Annuitization. • Fixed scheduled payments each year in the amount of the Secure Income Benefit Payment until the date of death of the last Covered Life. On the latest Annuitization Date, if your Contract reaches that date, the accumulation period must end and the GLWB will terminate. Likewise, prior to the latest Annuitization Date, if you fully Annuitize the Contract, the accumulation period will end and the GLWB will terminate. 109

If the Contract is fully Annuitized while the GLWB is in effect (either prior to or on the latest Annuitization Date), the GLWB will terminate, but you may choose to continue the income stream provided by the GLWB by electing to receive fixed payments equal to your Secure Income Benefit Payment each Contract Year until the death of the last Covered Life. If you select this option, you will forfeit your remaining Contract Accumulated Value, and we will make the payments from our own assets. Note: If your GLWB has Tiered Income Option, and the Secure Income Benefit Payment annuity option described is elected as described above, we will calculate the number of payments you will receive based on the Tier 1 Secure Income Percentage by taking your Accumulated Value divided by the Secure Income Benefit Payment at the scheduled payment frequency. After you have received that number of payments, your payment will decrease to be based on the Tier 2 Secure Income Percentage multiplied by the Secure Income Benefit Base on the Annuitization Date. Payments will still only continue until the date of death of the last Covered Life. • Your Secure Income Benefit Payment remaining for a Contract Year will be reduced by all partial Annuitizations. A partial Annuitization will be treated like an Excess Withdrawal for purposes of calculating the reduction in your benefit to the extent that the amount Annuitized would have been an Excess Withdrawal if withdrawn rather than Annuitized. Partial Annuitizations could significantly reduce or even terminate your GLWB. ¶ See 16. SECURE INCOME PROTECTOR GLWB for additional information. Alternatively, you may choose to apply your entire Contract Accumulated Value to another annuity benefit payment option that we make available, such as Life Income, Life Income with Period Certain, Joint and Survivor, and Joint and Survivor with Period Certain. If you select one of these other options, your entire Contract Accumulated Value will be applied to the selected option and we will make the payments from our own assets. However, you should understand that you would be forfeiting the income stream provided by the GLWB (for which you paid GLWB Fees, potentially over many years), and that the income stream provided by one of these other options will generally differ in amount and/or duration compared to the income stream provided by the GLWB. If we have not received your selection as of the Annuitization Date, you will receive the following option that results in the higher annual payment amount: (a) the Secure Income Benefit Payment annuity option or (b) Life Income with payments guaranteed for a period of 10 years (for Contracts with one Annuitant) or Joint and Full Survivor Income with payments guaranteed for a period of 10 years (for Contracts with two Annuitants). We will send you written notice at least 30 days prior to the maximum latest Annuitization Date and ask you to select a payment option. The Contract is generally designed for an Owner to remain in the accumulation phase and keep the GLWB in force, while taking Secure Income Withdrawals and avoiding Excess Withdrawals, in order to maximize the likelihood that the Contract Accumulated Value will be reduced to zero for a reason other than an Excess Withdrawal, thereby triggering our lifetime payment obligations under the GLWB. In general, prior to the latest Annuitization Date, you should not fully Annuitize the Contract if your Secure Income Benefit Base is greater than your Contract Accumulated Value, as the income stream provided by your GLWB is likely more valuable than an income stream under an annuity benefit payment option. Nonetheless, it is possible that the income stream provided by an annuity benefit payment option (e.g., payments for a period certain) may be more appropriate for you based on your personal circumstances and financial goals. As such, before Annuitizing or selecting a payment option, you should consult with a financial professional and contact us toll-free at 1-800-852-4450 for a comparison of the different payout options based on your Contract. 20. ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT The Registered Separate Account Principal Life Insurance Company Separate Account B (the Registered Separate Account) is a separate account we established to receive and invest premium payments made by owners of our variable annuity products. The Registered Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and qualifies as a “separate account” within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the 110

Variable Account. We own the assets of the Registered Separate Account and are obligated to pay all amounts promised to investors under the Contract. The Registered Separate Account is divided into divisions. Each division invests in a corresponding underlying mutual fund. A division’s performance has no effect on the investment performance of any other division. New divisions may be added and made available and divisions may also be eliminated. These changes will be made in a manner that is consistent with applicable laws and regulations. The Registered Separate Account is not affected by the rate of return of our general account or the Unregistered Separate Account or by the investment performance of any of our other assets. Any income, gain, or loss (whether or not realized) from the assets of the Registered Separate Account are credited to or charged against, the Registered Separate Account without regard to our other income, gains, or losses. Assets of the Registered Separate Account attributed to the reserves and other liabilities under the Contract may not be charged with liabilities arising from any of our other businesses. Any Contract obligations related to the Variable Account in excess of the Variable Account Value (for example, annuity benefit payments, death benefit payment(s) and guaranteed lifetime withdrawal benefit payments) become obligations of the our general account and will be subject to the rights of the Company’s other creditors and its overall claims paying ability. The Company currently offers other variable annuity contracts that participate in Separate Account B. In the future, we may designate additional group or individual variable annuity contracts as participating in Separate Account B. The Variable Account and Underlying Fund The only division of the Registered Separate Account included in the Contract is the Variable Account. The Variable Account invests shares of the Underlying Fund. We do not guarantee the investment results of the Variable Account. There is a risk of loss of the entire amount invested in the Variable Account. Information regarding the Underlying Fund, including (i) its name, (ii) its type (i.e., money market fund) or a brief statement concerning its investment objective, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See APPENDIX E — UNDERLYING FUND AVAILABLE UNDER THE CONTRACT. The Underlying Fund has issued a prospectus that contains more detailed information about the Underlying Fund. If you wish to receive paper or electronic copies of the prospectus, you can inform the Company by calling 1-800-852-4450. You also can obtain a copy by visiting the following website: www.principal.com/[ ]individuals/invest-retire/annuities. The Underlying Fund is registered under the Investment Company Act of 1940 as an open-end management investment company. We purchase and sell shares of the Underlying Fund for the Registered Separate Account at net asset value. Shares represent interests in the Underlying Fund. The Underlying Fund is NOT available to the general public directly. The Underlying Fund is available only as an investment option in variable life insurance policies and/or variable annuity contracts issued by life insurance companies, as well as through qualified plans. You should understand that the Underlying Fund is not directly related to any publicly available mutual fund. Consequently, the investment performance of the Underlying Fund may differ substantially from the investment performance of a publicly available mutual fund, even if a publicly available mutual fund has a similar name and/or the same investment adviser(s). Variable Account Value If you have Accumulated Value in the Variable Account, the value of your investment in the Variable Account will be reflected as your Variable Account Value. There is no guaranteed minimum Variable Account Value. You bear all the investment risk under the Variable Account. Variable Account Value will change from day to day. At the end of any Valuation Period, your Variable Account Value will be equal to: • the number of Units you have in the Variable Account, multiplied by 111

• the Unit Value for the Variable Account. The number of Units is equal to the total Units purchased as a result of Transfers to the Variable Account, minus Units sold for partial Surrenders, Transfers to the Segment Options, and to pay Contract charges and fees not deducted as part of the daily Unit Value calculation. Unit Value for the Variable Account is calculated each Valuation Day at the close of normal trading of the NYSE (generally 4:00 p.m. EST). To calculate the Unit Value, the Unit Value from the previous Valuation Day is multiplied by the net investment factor for the current Valuation Period. The number of Units does not change due to a change in Unit Value. The net investment factor measures the performance of the Variable Account. The net investment factor for a Valuation Period is [(a plus b) divided by (c)] – (d) where: a = the share price (net asset value) of the Underlying Fund at the end of the Valuation Period; b = the per share amount of any dividend* (or other distribution) made by the Underlying Fund during the Valuation Period; c = the share price (net asset value) of the Underlying Fund at the end of the previous Valuation Period; and d = the daily charge for Total Separate Account Annual Expenses and any Riders, if applicable. The daily charge is calculated by dividing the annual amount of these expenses by 365 and multiplying by the number of days in the Valuation Period. For the Contract, (d) equals 0% because there are no applicable Registered Separate Account charges. No Right to Allocate Premium Payment or Contract Value to the Variable Account You cannot instruct us to allocate your Premium Payment or Accumulated Value to the Variable Account. The sole purpose of the Variable Account is to serve as a default reallocation option at the end of a Segment Term in the absence of timely Contract owner instructions in Good Order. See 12 OPTIONS AT END OF SEGMENT TERM. Any request to allocate your Premium Payment or Accumulated Value to the Variable Account will be rejected as not in Good Order. Automatic Transfer to the Variable Account as Default Option on a Segment End Date At the end of a Segment Term, in the absence of timely instructions from you in Good Order, the Accumulated Value in the ended Segment Option will be automatically re-invested in the same Segment Option for a new Segment Term (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. See 12 OPTIONS AT END OF SEGMENT TERM. If we do not receive timely instructions in Good Order and the same Segment Option is no longer available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the applicable default option, as follows: • If the ended Segment Option is the Fixed Segment Option, the default option will be the Variable Account. • If the ended Segment Option is an Index-Linked Segment Option, the default option will be a 1-year Index-Linked Segment Option with the same Index and Buffer Rate or Floor Rate, if available (with the Cap Rate and Participation Rate applicable to a new Segment Term). If there are multiple such Segment Options available, we will select the default option from among them. If there is no such * When an investment owned by the Underlying Fund pays a dividend, and the dividend increases the net asset value of a share of the Underlying Fund as of the date the dividend is recorded. As the net asset value of a share of the Underlying Fund increases, the Unit Value of the Variable Account also reflects an increase. Payment of a dividend under these circumstances does not increase the number of Units you own in the Variable Account. 112

Segment Option available, the default option will be the Fixed Segment Option (with the annual interest rate applicable to a new Segment Term). If the Fixed Segment Option is not available, the default option will be the Variable Account. Upon a Segment End Date, if the Accumulated Value in the ended Segment Option is to be automatically Transferred to the Variable Account as described above, after applying any applicable Segment Credits or annual interest for the ended Segment Option, the Transfer will be processed based on the next determined Unit Value of the Variable Account. If the Segment End Date is a Valuation Day, the next determined Unit Value will be the Unit Value calculated at the end of that same Valuation Day. If the Segment End Date is not a Valuation Day, the next determined Unit Value will be the Unit Value calculated at the end of the next Valuation Day. Requesting a Transfer from the Variable Account to the Segment Options If you have Accumulated Value in the Variable Account, your ability to Transfer amounts from the Variable Account to the Segment Options is severely restricted. Accumulated Value in the Variable Account may be Transferred to the Segment Options only on a Segment Anniversary. Therefore, if any Accumulated Value is automatically Transferred to the Variable Account as described in the previous section, you will have to wait one year before you can Transfer the Accumulated Value in the Variable Account to the Segment Options. On a Segment Anniversary, if you do not Transfer any Accumulated Value in the Variable Option to the Segment Options, you will have to wait another year for another Transfer opportunity If you wish to Transfer Accumulated Value from the Variable Account to one or more Segment Options on a Segment Anniversary, and the Segment Anniversary is a Valuation Day, we must receive your Transfer request in Good Order before the end of that same Valuation Day. If the Segment Anniversary is not a Valuation Day, we must receive your Transfer request in Good Order before the end of the prior Valuation Day. If we do not receive a timely Transfer request in Good Order prior to the end of the applicable Valuation Day, the request will be rejected as not in Good Order and you will not be able to transfer Accumulated Value from the Variable Account until the next Segment Anniversary. You may cancel a submitted Transfer request, provided that we receive the request in Good Order prior to the end of the Valuation Day on which a Transfer request would be due as described above. If you have Accumulated Value in the Variable Account, we will provide at least fifteen (15) calendar days advance written notice of the Segment Options that will be available to you on the Segment Anniversary and where to obtain the Cap Rates, Participation Rates and annual interest rates for the new Segment Terms. Such rates will be made available to you at least seven (7) calendar days prior to the Segment Start Date and will be available at www.principal.com/individuals/invest-retire/annuities. Requesting a Withdrawal or Surrender from the Variable Account You may request a withdrawal of some or all of your Accumulated Value in the Variable Account at any time during the accumulation period. Any such withdrawal may be subject to Surrender Charges, taxes and tax penalties. We will process a withdrawal request at the next calculated Unit Value after our receipt of the request in Good Order. Any time after the second Contract Year, you may Annuitize some or all of your Accumulated Value in the Variable Account. The amount Annuitized will be subject to a Bond Adjustment, which could be negative. We will process an Annuitization request at the next calculated Unit Value after our receipt of the request in Good Order. If the GLWB is in effect, withdrawals and Annuitizations from the Variable Account are subject to the terms and conditions of the GLWB. Partial withdrawals and Annuitizations from the Variable Account that are treated as Excess Withdrawals under the GLWB can significantly reduce or even terminate the benefit. See 16. SECURE INCOME PROTECTOR (GLWB). Timing and Delay of Payments Amounts payable from the Variable Account are generally disbursed within seven calendar days after we receive your request in Good Order. This period may be shorter when required by law. However, payment 113 of any amount from the Variable Account upon withdrawal (full or partial), death or Annuitization of the Accumulated Value, or Transfer to or from the Variable Account, may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940. The right to sell shares may be suspended during any period when: • trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays; or • an emergency exists, as determined by the SEC, as a result of which: • disposal by a mutual fund of securities owned by it is not reasonably practicable; • it is not reasonably practicable for a mutual fund to fairly determine the value of its net assets; or • the SEC permits suspension for the protection of security holders. If a payment from the Variable Account is delayed, the payment will be processed on the first Valuation Day following the expiration of the permitted delay unless we receive your written instructions to cancel your Surrender. Your written instruction must be received in the Home Office prior to the expiration of the permitted delay. Payment will be completed within seven calendar days following the expiration of a permitted delay. Contract Owner Voting Rights We vote shares of the Underlying Fund according to the instructions of Contract owners with Accumulated Value in the Variable Account. We will notify you of shareholder meetings of the Underlying Fund. We will send you proxy materials and instructions for you to provide voting instructions to us. We will arrange for the handling and tallying of proxies received from you and other owners. If you give no voting instructions, we will vote those shares in the same proportion as shares for which we received instructions. Because there is no required minimum number of votes, a small number of votes can have a disproportionate effect. We determine the number of fund shares that you may instruct us to vote by allocating one vote for each $100 of Accumulated Value in the Variable Account. Fractional votes are allocated for amounts less than $100. We determine the number of Underlying Fund shares you may instruct us to vote as of the record date established by the Underlying Fund for its shareholder meeting. In the event that applicable law changes or we are required by regulators to disregard voting instructions, we may decide to vote the shares of the Underlying Fund in our own right. Our Right to Close, Remove, or Substitute Any changes we make pursuant to this provision will be made in a manner that is consistent with applicable laws and regulations. We reserve the right, within the law, to close the Variable Account to future Transfers of Accumulated Value and remove the Variable Account from the Contract. In addition, if shares of the Underlying Fund are no longer available for investment or if, in the judgment of our management, investment in the Underlying Fund becomes inappropriate for the purposes of the Contract, we may substitute shares of the Underlying Fund with shares of another open-end registered investment company. We will make no such closure, removal, or substitution without first notifying you and obtaining any necessary approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by Investment Company Act of 1940 or other applicable law). Frequent Transfers and Marking Timing Because you cannot instruct us to allocate Premium Payment or Contract Accumulated Value to the Variable Account, and Transfers from the Variable Account are severely restricted, we do not believe that 114 the Variable Account as used in this Contract presents any risk of abusive trading practices. Accordingly, for this Contract, we do not administer any frequent trading or market timing policies and procedures for the Variable Account. In the event that the Underlying Fund deems abusive trading practices to be occurring with respect to the Variable Account, whether in connection with this Contract or other contracts that we issue, we will take action that may include, but not limited to, closing the Variable Account or substituting the Underlying Fund. Conflicts of Interest Related to the Underlying Fund Compensation and Underlying Mutual Fund Selection When selecting underlying mutual funds, we consider a fund’s investment strategy, asset class, manager’s reputation, and performance. We also consider the amount of compensation that we receive from the underlying mutual fund, their advisers, sub-advisers, or their distributors, which can be significant. Additionally, we may offer an underlying mutual fund, at least in part, if the fund is managed by an affiliate. Compensation We Receive from Underlying Fund The Company and certain of our affiliates receive compensation from the Underlying Fund pursuant to Rule 12b-1 under the 1940 Act. This compensation is paid out of the Underlying Fund’s assets and is as much as 0.25% of the average net assets of the Underlying Fund that are attributable to the variable life insurance products issued by us and our affiliates that offer the particular fund (the Company’s variable contracts). The payment of Rule 12b-1 fees by the Underlying Fund increases the cost of investment in the Variable Account, as the payment of Rule 12b-1 fees results in a lower net asset value per share. Compensation We Receive from Underlying Fund Adviser(s) We and certain of our affiliates also receive compensation from the adviser(s) of the Underlying Fund. We use this compensation for such purposes as paying expenses that we incur in promoting, issuing, distributing and administering the Contract and providing services on behalf of the Underlying Fund in our role as intermediary. Such compensation is not reflected in an Underlying Fund’s expenses because it is not paid directly out of such fund’s assets, or if it is derived, in whole or in part, from the advisory fee deducted from fund assets. Owners, through an indirect investment in the Underlying Fund through the Variable Account, bear the costs of these advisory fees. Other Conflicts of Interest The Underlying Fund is available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Registered Separate Account and other separate accounts of the Company or other insurance companies. Although we do not anticipate any disadvantages to these arrangements, it is possible that a material conflict may arise between the interests of the Registered Separate Account and one or more of the other separate accounts participating in the Underlying Fund. A conflict may occur, for example, as a result of a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the owners and payees and those of other insurance companies, or some other reason. In the event of a conflict of interest, we will take steps necessary to protect owners and payees, including withdrawing the Registered Separate Account from participation in the Underlying Fund or substituting shares of the Underlying Fund. Underlying Fund Diversification The United States Treasury Department has adopted regulations under Section 817(h) of the Internal Revenue Code which establishes standards of diversification for separate accounts supporting variable contracts. Under this Internal Revenue Code Section, separate account investments must be adequately diversified in order for the increase in the value of non-qualified contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of an underlying mutual fund must, as of the end of 115 each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Failure of an underlying mutual fund to meet the diversification requirements could result in tax liability to non-qualified contract holders. The investment opportunities of the Underlying Fund could conceivably be limited by adhering to the above diversification requirements. This would affect all owners, including owners of contracts for whom diversification is not a requirement for tax-deferred treatment. 21. TAXES [TO BE UPDATED BY AMENDMENT]The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a tax advisor about the tax implications of taking action under a Contract or related retirement plan. Taxation of Non-Qualified Contracts Non-Qualified Contracts Section 72 of the Internal Revenue Code (Code) governs the income taxation of annuities in general. • Premium Payment made under Non-qualified Contracts are not excludable or deductible from your gross income or any other person’s gross income. • An increase in the Accumulated Value of a Non-qualified Contract owned by a natural person is generally not taxable until paid out as Surrender proceeds, death benefit proceeds, or otherwise. • Generally, owners who are non-natural persons (such as a trust, partnership or corporation) are immediately taxed on any increase in the Accumulated Value unless the non-natural person is acting as an agent for a natural person. • Full or partial withdrawals are taxed as ordinary income to the extent of the accumulated income or gain under the Contract. • The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial Surrender. • Annuity benefit payments: • The basic rule for taxing annuity benefit payments is that part of each annuity benefit payment is considered a nontaxable return of the investment in the Contract and part is considered taxable income. An “exclusion ratio” is applied to each annuity benefit payment to determine how much of the payment is excludable from gross income. The remainder of the annuity benefit payment is includable in gross income for the year received. • The “investment in the Contract” is generally the total of the premium payments made less any tax-free return of premiums. • After the investment in the Contract is paid out, the full amount of any annuity benefit payment is taxable. For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us or our affiliates to the same owner within the same calendar year are treated as if they are a single contract. Transfer of ownership may have tax consequences to the Owner. For Owners who are non-natural persons changing the Annuitant may have tax consequences to the Owner. Please consult with your tax advisor before changing the Owner or Annuitant on your Contract. Required Distributions for Non-Qualified Contracts In order for a Non-qualified Contract to be treated as an annuity contract for federal income tax purposes, the Code requires: 116

• If the person receiving payments dies on or after the Annuitization Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person’s death. • If you die prior to the Annuitization Date, the entire interest in the Contract will be distributed: • within five years after the date of your death; or • as annuity benefit payments (or similar periodic payments) which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary. • If the Contract is owned by a trust, corporation or other non-natural person, then the death of the Annuitant will be treated as the death of the Owner. Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the Annuitization Date by paying the death benefit in a single payment, subject to proof of your death. The beneficiary may elect, by written request, to receive an annuity benefit payment option instead of a single payment. If your designated beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new Owner for purposes of the Code. When the Owner receiving payments is not a natural person, the required distributions provided for in the Code apply upon the death of the Annuitant. Early Distribution Penalty If you take a premature distribution from the Contract, you may incur a 10% income tax penalty on the taxable portion of the distribution, unless the distribution is: • made on or after you reach age 591∕2; • made to a beneficiary on or after your death; • made upon your disability as defined in the Internal Revenue Code; • part of a series of substantially equal periodic payments for the life or life expectancy of you or you and your designated beneficiary; • made under an immediate annuity contract; or • allocable to contributions made prior to August 14, 1982. Tax reporting distributions from an annuity contract that is owned by a trust: The Internal Revenue Service (IRS) determined in Private Letter Ruling 202031008 that a non-grantor trust cannot attain age 591∕2, become disabled, or have a life expectancy. Thus, the IRS held that those three exceptions to the 10% penalty are not applicable to distributions from a deferred annuity contract that is owned by a non-grantor trust. Alternatively, the IRS held that a deferred annuity contract owned by a grantor trust can utilize those three exceptions if the grantor qualifies for the exception (for example, the grantor attained age 591∕2 at the time of the distribution). Consult a tax advisor for further information. Tax-Free Exchanges Under Section 1035 of the Code, the exchange of one annuity contract for another is not a taxable transaction if the same owner is on each contract in the exchange, but may be reportable to the IRS. Net Investment Income Tax The Net Investment Income Tax is imposed at a rate of 3.8% on net investment income for higher tax bracket individuals. This tax may apply to an individual’s net investment income if the individual’s modified Adjustable Gross Income exceeds $200,000 for a single filer or $250,000 for a married filing jointly filer. The tax applies 117 to income from interest, dividends, annuities, royalties and rents not obtained in a normal trade of business. The tax may also apply to certain trusts and estates with net investment income. Income from annuities that are part of a qualified retirement plan (as described in the following section) are not treated as investment income for the purpose of this new tax and thus are not subject to the new 3.8% rate but may be includible for purposes of determining whether the applicable Net Investment Income Tax income limits are exceeded. Taxation of Qualified Contracts Tax-Qualified Contracts: IRA, SEP, and SIMPLE-IRA The Contract may be used to fund IRAs, SEPs, and SIMPLE-IRAs. • IRA — An Individual Retirement Annuity (IRA) is a retirement savings annuity. Contributions grow tax deferred. • SEP-IRA — SEP stands for Simplified Employee Pension and is a form of IRA. A SEP allows you, as an employer, to provide retirement benefits for your employees by contributing to their IRAs. • SIMPLE-IRA — SIMPLE stands for Savings Incentive Match Plan for Employees. A SIMPLE-IRA allows employees to save for retirement by deferring salary on a pre-tax basis and receiving predetermined company contributions. The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, premium payments made under a retirement program recognized under the Code are excluded from the participant’s gross income for tax purposes prior to the annuity benefit payment date (subject to applicable state law). The portion, if any, of any premium payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee’s option may be subject to limitations. Tax-qualified retirement arrangements, such as IRAs, SEPs, and SIMPLE-IRAs, are tax-deferred. You derive no additional benefit from the tax deferral feature of the annuity. Consequently, an annuity should be used to fund an IRA, or other tax qualified retirement arrangement to benefit from the annuity’s features other than tax deferral. These features may include guaranteed lifetime income, death benefits without Surrender Charges, guaranteed caps on fees, and the ability to Transfer among investment options without sales or withdrawal charges. Check with your tax advisor for the rules which apply to your specific situation. Premature Distributions There is a 10% additional penalty tax under the Code on the taxable portion of a “premature distribution” from IRAs, IRA rollovers, SEP-IRAs and SIMPLE-IRAs. The tax penalty is increased to 25% in the case of distributions from SIMPLE-IRAs during the first two years of participation in the SIMPLE IRA. Generally, an amount is a “premature distribution” unless the distribution is: • made on or after you reach age 591∕2; • made to a beneficiary on or after your death; • made upon your disability as defined in the Internal Revenue Code; • part of a series of substantially equal periodic payments for the life or life expectancy of you or you and your designated beneficiary; • made to pay certain deductible medical expenses; • for health insurance premiums while unemployed; • for first home purchases (up to $10,000); • for qualified higher education expenses; • for qualified disaster tax relief distributions (up to $22,000); 118

• for qualified reservist distributions; • for amounts levied by the IRS directly against your IRA; • a qualified birth or adoption distribution (up to $5,000); or • for distributions to terminally ill individuals. For more information regarding premature distributions, please reference IRS Publication 590-B and consult your tax advisor. Rollover IRAs If you receive a lump-sum distribution from a qualified retirement plan, tax-sheltered annuity or governmental 457(b) plan, you may maintain the tax-deferred status of the distribution by rolling it over into an eligible retirement plan or IRA. You can accomplish this by electing a direct rollover from the plan, or you can receive the distribution and roll it over into an eligible retirement plan or IRA within 60 days. However, if you do not elect a direct rollover from the plan, the plan is required to withhold 20% of the taxable portion of the distribution. This amount is sent to the IRS as income tax withholding to be credited against your taxes. Amounts received prior to age 591∕2 and not rolled over may be subject to an additional 10% penalty tax. You may roll over amounts from a Qualified Plan directly to a Roth IRA. As part of this rollover, previously taxed deferred funds from the Qualified Plan are converted to after-tax funds under a Roth IRA. Generally, the entire rollover is taxable (unless it includes after-tax dollars) and is included in gross income in the year of the rollover/conversion. For more information, please consult your tax advisor. In addition, not more frequently than once every twelve months, an Owner may execute one tax-free indirect rollover from one IRA to another, subject to the 60-day limitation. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA providers or to Roth IRA conversions. For more information, please consult your tax advisor. Roth IRAs The Contract may be purchased to fund a Roth IRA. Contributions to a Roth IRA are not deductible from taxable income. Subject to certain limitations, a traditional IRA, SEP-IRA or SIMPLE-IRA may be converted into a Roth IRA or a distribution from such an arrangement may be rolled over to a Roth IRA. However, a conversion or a rollover to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free. For more information, please contact your tax advisor. Required Minimum Distributions for IRAs The Required Minimum Distribution (RMD) regulations dictate when individuals must start taking payments from their IRA. Generally speaking, RMDs for IRAs must begin no later than April 1 following the close of, you must commence taking required minimum distributions (“RMDs”) from an IRA Contract not later than your “Required Beginning Date.” The Required Beginning Date for your first RMD for IRAs (including SEPs and SIMPLE IRAs) is April 1st of the year following the calendar year in which you turn 73 for individuals attaining age 72 after 2022, and age 73 before 2033. In 2033 the applicable age will increase to age 75.reach: • 701∕2 if you attained 701∕2 by December 31st, 2019; • 72 if you attained 72 by December 31st, 2022; • 73 if you attain age 72 on/after January 1st, 2023; or • 75 if you attain age 74 on/after January 1st, 2033. Thereafter, the RMD is required no later than December 31 of each calendar year. The RMD rules apply to traditional IRAs, as well as SEP-IRAs and SIMPLE-IRAs, during the lifetime and after the death of IRA owners. They do not, however, apply to Roth IRAs during the lifetime 119 of the Roth IRA Ownerowner. If an individual owns more than one IRA, the RMD amount must be determined for each IRA, but the actual distribution can be satisfied from a combination of one or more of the owner’s IRAs. Roth IRAs may not be aggregated with other IRAs, but may be aggregated with other Roth IRAs.Upon the death of the owner the required minimum distribution options available to the beneficiary will depend upon the beneficiary’s status at the time of death. Eligible Designated Beneficiary: An “eligible designated beneficiary” may direct that payment of his/ her benefits be made or started no later than December 31 of the year following the year of owner’s death with annual distributions of at least the required minimum distribution. An eligible designated beneficiary is any designated beneficiary who is (1) the owner’s spouse, (2) no more than ten (10) years younger than the owner, (3) the owner’s minor child who has not reached majority (age 21), (4) disabled, or (5) chronically ill. If the surviving spouse is the eligible designated beneficiary on the IRA Contract, the surviving spouse may have additional distribution options. An eligible designated beneficiary who is the owner’s minor child ceases to retain the status of eligible designated beneficiary upon reaching the age of majority. Upon reaching majority the entire remaining balance of the Contract must be distributed by December 31 of the year in which occurs the tenth anniversary of the minor attaining majority. Non-eligible Designated Beneficiary: A non-eligible designated beneficiary must distribute the entire balance of the IRA Contract by December 31 of the year in which occurs the tenth anniversary of the owner’s death. If the owner had reached his or her Required Beginning Date prior to death, the beneficiary must continue taking distributions during the 10-year period at least as rapidly as under the method in effect at the date of death, and then any remaining balance must be distributed by December 31 of the year in which occurs the tenth anniversary of the owner’s death. No individual designated as beneficiary: If the owner had not reached his or her Required Beginning Date prior to death and there is no designated beneficiary or owner’s beneficiary is not an individual (for example, the beneficiary is the owner’s estate), the entire balance of the IRA Contract must be paid by December 31 of the year in which occurs the fifth anniversary of owner’s death. If owner had attained his or her Required Beginning Date prior to death, and there is no designated beneficiary or owner’s beneficiary is not an individual, distributions must continue at least as rapidly as under the method in effect at the date of death. NOTE: Contractual limitations exist that may limit the ability to satisfy an individual’'s multiple RMD obligations via this annuity. Failure to comply with the RMD rules can result in tax penalty of 25% on the amount by which the RMD in any year exceeds the amount actually distributed in that year. If corrected within a specified correction window the tax penalty is reduced to 10%An IRS penalty tax of up to 25% may be imposed on the amount by which the required minimum distribution in any year exceeds the amount actually distributed in that year. Withholding Annuity benefit payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld. Notwithstanding the recipient’s election, withholding may be required on payments delivered outside the United States. Moreover, special withholding rules may require us to disregard the recipient’s election if the recipient fails to supply us with a taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the taxpayer identification number provided by the recipient is incorrect. 22. ADDITIONAL INFORMATION ABOUT THE CONTRACT The Contract The entire Contract is made up of the Contract, amendments, riders and endorsements and Data Page. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company. 120

Reliance on Rule 12h-7 With respect to the offering of Index-Linked Segment Options, the Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act. The Unregistered Separate Account Most assets supporting the Segment Options are held in the insulated, non-unitized Unregistered Separate Account established under Iowa law. These assets are not subject to the claims of the creditors of Principal Life Insurance Company. Any guarantees provided under the Contract are subject to the claims paying ability of Principal Life Insurance Company. An Owner does not have any interest in or claim on the assets in the Unregistered Separate Account. In addition, neither an Owner nor amounts allocated to the Segment Options participate in the performance of the assets held in the Unregistered Separate Account. We are not obligated to invest assets in the Unregistered Separate Account according to specific guidelines or strategies except as may be required by Iowa or other state insurance laws. The Unregistered Separate Account is not registered under the Investment Company Act of 1940. The General Account Our general obligations (other than those under the Variable Account) and any guaranteed benefits under this Contract are supported by our general account and are subject to Principal Life Insurance Company’s creditworthiness and claims paying ability. In the Annuitization phase, assets supporting annuity payments are held in the general account. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The general account is subject to regulation and supervision by the Iowa Insurance Division and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Delay of Payments and Other Transactions from the General Account In general, we make payment of any amount due under the Contract and payable from our general account within seven (7) days from the date we receive a request for payment in Good Order (or earlier if required by law). We generally process other transaction requests as of the close of the Valuation Day on which we receive them in Good Order. We reserve the right to delay payments from the general account for up to six months, as permitted by state law. We also reserve the right to suspend or delay payment or processing of transactions from the general account under the following circumstances: (i) the NYSE is closed (other than customary weekend and holiday closings); (ii) trading on the NYSE is restricted; (iii) an emergency exists such that we cannot calculate the Accumulated Value; or (iv) during any other period when a regulator by order, so permits. In addition, we reserve the right to defer payment of that portion of your Accumulated Value that is attributable to a Premium Payment made by check for a reasonable period of time (not to exceed 15 business days) to allow the check to clear the banking system. Setting Cap Rates, Participation Rates and Annual Interest Rates The Company retains the right to change the Cap Rate, Participation Rate, and annual interest rate for each applicable Segment Option for each new Segment Term at its discretion, subject to the minimum Cap 121

Rate, minimum Participation Rate, and minimum crediting rate for each applicable Segment Option. The Company considers a number of factors when determining whether to make these changes. ¶ We manage the market risk associated with our obligation to provide Segment Credits for Index- Linked Segment Options in part by trading call and put options and other derivative instruments on the available indices. The costs of the call and put options and other derivative instruments vary based on market conditions, and we may adjust future Cap Rates and Participation Rates based on these changes. You bear the risk that we may reduce the Cap Rates and Participation Rates for future Segment Terms, which will reduce the amount of positive Segment Credit that you may receive. We determine the applicable Cap Rate and Participation Rate for each Segment Option at our sole discretion. Rates offered on Segment Option renewals may be different from those offered to new investors or offered to you at Contract issuance. The guaranteed minimum Cap Rate is 0.50%, and the guaranteed minimum Participation Rate is 5.00%. We will not declare a Cap Rate or Participation Rate below the applicable guaranteed minimum. The guaranteed minimum Cap Rate and Participation Rate will not change for the life of the Contract. Your risk of investment loss could be significantly greater than the potential for investment gain when investing in an Index-Linked Segment Option. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term due to positive Index performance would be 0.50%. For the Fixed Segment Option, in no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest for a new Segment Term at a rate greater than the Guaranteed Minimum Interest Rate. We also consider various factors in determining the Buffer Rates and Floor Rates, including available investment returns, the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Buffer Rates and Floor Rates at our sole discretion, and the Buffer Rate or Floor Rate is guaranteed to never change on a particular Segment Option as long as the Segment Option is available. Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the minimum limits on Index loss currently provided under the Contract, would be: 90% loss for a 10% Buffer Rate; 80% loss for a 20% Buffer Rate; 10% loss for a 10% Floor Rate; or 0% loss for a 0% Floor Rate. You could lose a significant amount of money if an Index declines in value. The limits on Index loss offered under the Contract may change from one Segment Term to the next; however, as discussed further below, we will always offer an Index-Linked Segment Option with a 10% Buffer Rate. We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. Misstatement of Age or Gender If the age or, where applicable, gender of the Annuitant has been misstated, we adjust the annuity benefit payment under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next annuity benefit payment(s) due. Underpayments are added to the annuity benefit payment. 122

With regard to the accumulation period of the Contract, we reserve the right to correct the Contract features to what they would have been based on the correct age and gender. We also reserve the right to take corrective action with respect to benefits that were paid out that shouldn’t have been. Such a correction could include a change to the calculation of the death benefit or the Required Minimum Distribution amount for your Contract based on the correct age. If an overpayment of death benefits has already occurred based on the incorrect age, we may request return of the overpayment. If an underpayment of death benefits has already occurred based on the incorrect age, we will correct the underpayment. If a partial withdrawal to satisfy the Required Minimum Distribution amount of your Contract has already been taken, we will correct Contract values based on the partial withdrawal being taken based on the correct age. Assignment If your Contract is part of your qualified plan, IRA, SEP, or SIMPLE-IRA, you may not assign ownership. You may assign ownership of your Non-qualified Contract. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences. An assignment must be made in writing and filed with us at our Home Office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the Annuitant and beneficiary, are subject to any assignment on file with us. Any amount paid to an assignee is treated as a partial Surrender and is paid in a single payment. The Company may refuse any assignment or transfer at any time on a non-discriminatory basis. Contract Termination We reserve the right to terminate the Contract and make a single payment (without imposing any charges) to you if your Accumulated Value at the end of the accumulation period is less than $2,000 unless the GLWB is in force. Termination of the Contract will not unfairly discriminate against the Owner. Telephone and Internet Services If you elect telephone services or you elect internet services and satisfy our internet service requirements (which are designed to ensure compliance with federal UETA and E-SIGN laws), instructions for the following transactions may be given to us via the telephone or internet: • make Segment Option allocation changes prior to the initial Segment Start Date; • make permissible Segment Option and Variable Account Transfers; • address changes; • Segment lock-ins; and • make withdrawals from your Contract in accordance with the Company’s current withdrawal guidelines. The Company is not responsible for the authenticity of telephone service or internet transaction requests. We reserve the right to refuse telephone service or internet transaction requests. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We follow procedures in an attempt to assure genuine telephone service and internet transactions. If these procedures are not followed, we may be liable for loss caused by unauthorized or fraudulent transactions. The procedures may include recording telephone service transactions, requesting personal identification (for example, name, address, security phrase, password, daytime telephone number, or birth date) and sending written confirmation to your address of record. 123

Instructions received via our telephone services and/or the internet are binding on both Owners if the Contract is jointly owned. If the Contract is owned by a business entity or a trust, an authorized individual (with the proper password) may use telephone and/or internet services. Instructions provided by the authorized individual are binding on the Owner. We reserve the right to modify or terminate telephone service or internet transaction procedures at any time. Whenever reasonably feasible, we will provide you with prior notice (by mail or by email, if previously authorized by you) if we modify or terminate telephone service or internet transaction procedures. In some instances, it may not be reasonably feasible to provide prior notice if we modify or terminate telephone service or internet transaction procedures; however, any modification or termination will apply to all contract owners in a non-discriminatory fashion. Telephone Services Telephone services are available to you. Telephone services may be declined on the application or at any later date by providing us with written Notice. You may also elect telephone authorization for your registered representative by providing us written Notice. If you elect telephone privileges, instructions • may be given by calling us at 1-800-852-4450 while we are open for business (generally, between 8 a.m. and 6 p.m. Eastern Time on any day that the NYSE is open). • that are in Good Order and received by us before the close of a Valuation Day will be effective as of the close of that Valuation Day. • that are in Good Order and received by us after the close of a Valuation Day will be effective as of the close of the next Valuation Day. • that are not in Good Order when received by us will not be effective until we receive Good Order instructions. Internet Internet services are available to you if you register for a secure login on the Principal Financial Group web site, www.principal.com. You may also elect internet authorization for your registered representative by providing us written Notice. If you register for internet privileges, instructions • that are in Good Order and received by us before the close of a Valuation Day will be effective as of the close of that Valuation Day. • that are in Good Order and received by us after the close of a Valuation Day will be effective as of the close of the next Valuation Day. • that are not in Good Order when received by us will not be effective until we receive Good Order instructions. Important Information About Customer Identification Procedures To help the government fight the funding of terrorism and money laundering activities, Federal law requires financial institutions to obtain, verify, and record information that identifies each person who applies for a Contract. When you apply for a Contract, we will ask for your name, address, date of birth, and other information that will allow us to verify your identity. We may also ask to see your driver’s license or other identifying documents. If concerns arise with verification of your identification, no transactions will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity within 30 days of our receipt of your Premium Payment, the Contract will be terminated and any value surrendered in accordance with normal procedures. 124

We do not knowingly sell annuities that are for the benefit of a business/organization that is illegal under Federal and/or State law (such as a marijuana clinic), or a person who owns or receives income from such an entity or whose source of funds is illegal. State Regulation The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Iowa Insurance Division. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior Contract Year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner’s representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company. In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments. Financial Statements and Independent Registered Public Accounting Firm [TO BE UPDATED BY AMENDMENT] The consolidated financial statements of Principal Life Insurance Company are included in this prospectus. See 19. FINANCIAL STATEMENTS. The audited financial statements included herein have been audited by [ ], independent registered public accounting firm, [ ], for the periods indicated in their reports. The financial statements should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to the performance of the Segment Options. Financial Statements of the Registered Separate Account The financial statements of the Registered Separate Account are included in the SAI. Legal Proceedings We are regularly a party to litigation, arbitration proceedings and governmental examinations in the ordinary course of our business. While we cannot predict the outcome of any pending or future litigation or examination, we do not believe that any pending matter, individually or in the aggregate, will have a material adverse effect on us or the Registered Separate Account, or on the principal underwriter’s business. Additional disclosure concerning legal proceedings can be found in 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 14, Contingencies, Guarantees, Indemnifications and Leases under the caption, “Litigation and Regulatory Contingencies” and 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes under the caption, “Other Tax Information,” which are incorporated here by this reference. Householding To avoid sending duplicate copies of materials to Owners, only one copy of the applicable prospectus will be mailed to Owners having the same name and address on our records. The consolidation of these mailings, called householding, benefits us through reduced mailing expense. If you want to receive multiple copies of these materials, you may call us at 1-800-852-4450. You may also notify us in writing. Individual copies of prospectuses and reports will be sent to you within thirty (30) days after we receive your request to stop householding. Reinstatement If you fully Surrender the Contract, we do not permit reinstatement except in the limited circumstances described below. If you terminate the GLWB while your Contract remains in force, the GLWB cannot be reinstated. You cannot reinstate (i.e., reverse) a partial withdrawal or partial Annuitization. 125

If you fully Surrendered the Contract, we may permit the terminated Contract to be reinstated when, in our sole judgment, we are required to do so under state law or court order. For example, if you were to replace this Contract with another insurance contract, and you were to exercise a free look right with respect to the replacement contract, the laws of a state could be interpreted as requiring us to allow a reinstatement of the terminated Contract. In the unlikely event that we permit a terminated Contract to be reinstated, the following would apply: (i) we would reinstate the Contract effective as of the original termination date; (ii) we would apply to the Contract the amount we receive to reinstate the Contract plus the amount of the Surrender Charge paid upon termination (“reinstatement amount”) (we will not permit the reinstatement amount to be greater than the total amount paid by us upon the original termination of the Contract); and (iii) the reinstatement amount would be automatically invested in the Fixed Segment Option. On the next Segment Anniversary following the reinstatement, you may transfer the amount in the Fixed Segment Option to any available Segment Option(s). If the Contract was terminated with the GLWB in force, the GLWB will also be reinstated. Upon reinstatement, we will deduct the GLWB Fees scheduled during the period between the termination and reinstatement and make any other adjustments necessary to reflect any change in the amount reinstated and the Contract Accumulated Value as of the date of termination. Disclosure of Commission Position on Indemnification Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. 23. STATE VARIATIONS APPENDIX D describes modifications to the information in this prospectus based on specific requirements by one or more state insurance departments as of the date of this prospectus. 24. INFORMATION ABOUT THE COMPANY [TO BE ADDED BY AMENDMENT]Company’s History The Company is a stock life insurance company with authority to transact life and annuity business in all states of the United States and the District of Columbia. The Company’s home office is located at: Principal Financial Group, Des Moines, Iowa 50392. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a wholly owned direct subsidiary of Principal Financial Group, Inc., a publicly-traded company. On June 24, 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. The Company became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911. In 1986, the Company changed its name to Principal Mutual Life Insurance Company. In 1998, the Company became Principal Life Insurance Company, a subsidiary stock life insurance company of Principal Mutual Holding Company, as part of a reorganization into a mutual insurance holding company structure. In 2001, Principal Mutual Holding Company converted to a stock company through a process called demutualization, resulting in the current organizational structure. The direct subsidiaries of the Company are: Principal Real Estate Holding Company, LLC; Principal Reinsurance Company of Vermont; Principal Reinsurance Company of Vermont II; Principal Reinsurance Company of Delaware II; Principal Reinsurance Company of Delaware; and Principal Holding Company, LLC. 126

Business Principal Life Insurance Company (“PLIC”) along with its consolidated subsidiaries is a diversified financial services organization offering businesses, individuals and institutional clients a wide range of financial products and services, including retirement and workplace benefits and protection solutions in the U.S. We are a direct wholly owned subsidiary of Principal Financial Services, Inc. (“PFS”), which in turn is a direct wholly owned subsidiary of Principal Financial Group, Inc. (“PFG”). We offer a broad array of retirement and employee benefit and insurance solutions to meet the needs of the business owner and their employees. We are a leading provider of defined contribution plans, nonqualified plans, defined benefit plans and pension risk transfer services. We are also a leading employee stock ownership plan (“ESOP”) consultant. In addition, we are one of the largest providers of specialty benefits and insurance solutions for business owners and their employees. We believe small and medium-sized businesses are an underserved market, offering attractive growth opportunities in the retirement and employee benefit markets. Our Reportable Segments We organize our businesses into the following reportable segments: • Retirement and Income Solutions and • Benefits and Protection. We also have a Corporate segment, which consists of the assets and activities that have not been allocated to any other segment. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 21, Segment Information for financial results of our segments. Reinsurance Transactions During the fourth quarter of 2023, we closed a coinsurance with funds withheld reinsurance transaction with Principal Financial Services (Bermuda) Ltd. (“PFS Bermuda”), an affiliated Class C reinsurer that is a Bermuda exempted company limited by shares, pursuant to which we ceded certain of our term life and pension risk transfer (“PRT”) blocks of business (the “PFS Bermuda Reinsurance Transaction”). During the second quarter of 2022, we closed a coinsurance with funds withheld reinsurance transaction with Talcott Life & Annuity Re, Ltd. (“Talcott Life & Annuity Re”), a limited liability company organized under the laws of the Cayman Islands and an affiliate of Talcott Resolution Life, Inc., a subsidiary of Sixth Street, pursuant to which we ceded our in-force U.S. retail fixed annuity and universal life insurance with secondary guarantee (“ULSG”) blocks of business (the “Talcott Reinsurance Transaction”). Collectively, these reinsurance transactions are referred to as the “Reinsurance Transactions.” See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 13, Reinsurance, for further details. Retirement and Income Solutions Segment Our asset accumulation activities in the U.S. date back to the 1940s when we first began providing pension plan products and services. We offer a comprehensive portfolio of products and services for retirement savings along with select products for retirement income: • To businesses of all sizes, we offer products and services for defined contribution plans, including 401(k) and 403(b) plans; defined benefit plans; nonqualified executive benefit plans; stock services, including ESOPs and equity compensation; and pension risk transfer services; • To large institutional clients, we also offer investment only products, including guaranteed investment contracts (“GICs”); • To employees of businesses and other individuals, we offer the ability to accumulate savings and provide an income stream for retirement and other purposes through mutual funds, individual variable annuities, registered index-linked annuities (“RILAs”) and bank products; and 127

• To non-retirement businesses, we offer trust and custody services. Workplace Savings and Retirement Solutions (“WSRS”) We offer a wide variety of investment and administrative products and services for defined contribution plans, including 401(k) and 403(b) plans; defined benefit plans; nonqualified executive benefit plans and stock services, including ESOPs and equity compensation. Products WSRS products respond to the needs of plan sponsors seeking both administrative and investment services for defined contribution plans or defined benefit plans. The investment component of both the defined contribution and defined benefit plans may be in the form of a guaranteed account, separate account, a mutual fund offering or a collective investment trust. In addition, defined contribution plan sponsors may also offer their own employer securities as an investment option under the plan. We deliver both administrative and investment services to our defined contribution plan and defined benefit plan customers through annuity contracts, collective investment trusts and mutual funds. Group annuity contracts and collective investment trusts used to fund qualified plans are not required to be registered with the United States Securities and Exchange Commission (“SEC”). Our mutual fund service platform is called Principal Advantage. It is a qualified plan service package based on a series mutual fund, Principal Funds, Inc. We offer investments covering the full range of stable value, equity, fixed income, real estate and international investment options. In addition, WSRS offers plan sponsors trust services through an affiliated trust company. Markets and Distribution We offer our WSRS products and services to plans, including qualified and nonqualified defined contribution plans and defined benefit plans. These products and services are offered to businesses of all sizes including plans sponsored by small and mid-sized businesses, which we believe remains underpenetrated, and large institutional clients. We distribute our WSRS products and services nationally, primarily through a captive retirement services sales force. Retirement services sales representatives are an integral part of the sales process alongside the referring consultant or independent advisor. We compensate retirement services sales representatives through a blend of salary and production-based incentives. We administer, on behalf of the plan, commission or fee payments to independent advisors, consultants and agents. We have a staff of service and education specialists located across the U.S. These specialists play a key role in the ongoing servicing of plans by providing local services to our customers, such as reviewing plan performance, investment options and plan design; communicating the customers’ needs and feedback to us and helping employees understand the benefits of their plans. The following summarizes our distribution channels: • We distribute our annuity-based products through intermediaries who are primarily state licensed individuals. • Principal Advantage platform is targeted at defined contribution plans through broker-dealer distribution channels. Principal Advantage gives us access to Financial Industry Regulatory Authority registered distributors who are not traditional sellers of annuity-based products and broadens opportunities for us in the investment advisor and broker-dealer distribution channels. • Through our Retire Secure strategy we provide financial education and other assistance to individual investors who are participants/members of employer-based accumulation solutions to help them achieve financial security. We believe our approach to WSRS plan services distribution, which gives us a targeted sales and service presence, along with our offering of Principal® Total Retirement Solutions differentiates us from many of our competitors. We have also established a number of marketing and distribution relationships to increase the sales of our products and services. 128

Individual Variable Annuities and RILAs Individual variable annuities and RILAs, which are savings vehicles through which the customer makes one or more deposits of varying amounts and intervals, are offered to individuals. Products Our individual variable deferred annuities provide customers with the flexibility to allocate their deposits to mutual funds with variable and guaranteed options. Generally speaking, the customers bear the investment risk for the variable options and have the right to allocate their assets among various separate mutual funds. The value of the annuity fluctuates in accordance with the experience of the mutual funds chosen by the customer. For certain of our variable annuity products, customers have the option to allocate all or a portion of their account to our guaranteed option, in which case we credit interest at rates we determine, subject to contractual minimums. For certain of our variable annuity products, customers may elect a living benefit guarantee (commonly known in the industry as a guaranteed minimum withdrawal benefit, or “GMWB”). We bear the GMWB investment risk. Our goal is to hedge the GMWB investment risk through the use of sophisticated risk management techniques. Our major source of revenue from individual variable annuities is mortality and expense fees we charge to the customer, generally determined as a percentage of the market value of the assets held in a separate investment sub-account. In the second quarter of 2023, we began offering a new RILA, which provides policyholders with index-linked investment options and a fixed interest investment option, with different available term lengths. The index-linked investment options include protection against negative index performance through floor or buffer rates. Markets and Distribution Our target markets for individual variable annuities and RILAs include owners, executives and employees of small and medium-sized businesses and individuals seeking to accumulate and/or eventually receive distributions of assets for retirement. We market variable annuities and RILAs to individuals for both qualified and nonqualified retirement savings. We sell our individual variable annuity products primarily through our affiliated financial representatives and unaffiliated broker-dealer firms. Investment Only Products The two primary products for which we provide investment only services are GICs and funding agreements. GICs and funding agreements pay a specified rate of return. The rate of return can be a floating rate based on an external market index or a fixed rate. Our investment only products contain provisions disallowing or limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Deposits to investment only products are predominantly in the form of single payments. As a result, the level of new deposits can fluctuate from one fiscal quarter to another. The amounts earned by us are derived in part from the difference between the investment income earned by us and the amount credited to the customer. Markets and Distribution Funding agreements are issued directly to non-qualified institutions, the Federal Home Loan Bank of Des Moines (“FHLB Des Moines”) and unconsolidated special purpose entities. As part of our funding agreement-backed note programs, U.S. and foreign institutional investors purchase debt obligations from the 129 special purpose entity which, in turn, purchases the funding agreement from us with terms similar to those of the debt obligations. The strength of this market is dependent on debt capital market conditions. As a result, our sales through this channel can vary widely from one quarter to another. Pension Risk Transfer Products Pension risk transfer products respond primarily to the needs of pension plan sponsors in the form of single premium group annuities, which are immediate or deferred annuities that provide a current or future specific income amount, fully guaranteed by us. The majority of our business originates from defined benefit plans that are being terminated. In these situations, the plan sponsor transfers all its obligations under the plan to an insurer by paying a single premium. Generally, plan sponsors restrict their purchases to insurance companies with superior or excellent financial quality ratings because the Department of Labor (“DOL”) has mandated that annuities be purchased only from the “safest available” insurers. Since premium received from pension risk transfer products is generally in the form of single payments, the level of premiums can fluctuate depending on the number of large-scale annuity sales in a particular quarter. Markets and Distribution Our primary distribution channel for pension risk transfer products is comprised of several specialized home office sales consultants working through consultants and brokers that specialize in this type of business. Our sales consultants also make sales directly to institutions. Our nationally dispersed retirement services sales representatives act as a secondary distribution channel for these products. Banking Services Principal Bank is a U.S. federal savings bank that was formed in February 1998. Principal Bank operates under a limited purpose charter and may only accept deposits held in a fiduciary capacity; however, it may not hold demand deposits. It also may not own commercial loans or originate loans. Products Individual retirement accounts are provided by Principal Bank, primarily funded by retirement savings rolled over from qualified retirement plans. Principal Bank offers Federal Deposit Insurance Corporation (“FDIC”) insured cash solutions for customers in the form of savings accounts, money market accounts and certificates of deposit. The deposit products provide a relatively stable source of funding and liquidity for Principal Bank and are backed by purchases of investment securities and residential mortgage loans. In addition, Principal Bank serves as a trustee or custodian for institutional customers and facilitates cash sweep services for its affiliates and their customers through the Principal Deposit Sweep program. Markets and Distribution Principal Bank offers products and services primarily to participants rolling out of qualified retirement plans largely serviced by affiliates of PFG. Principal Bank services customers by telephone, mail and internet and offers digital advice services through its subsidiary, Principal Advised Services, LLC. Individual Fixed Annuities In 2021, we ceased sales of individual fixed annuity products, and in 2022, we reinsured the block of business existing as of January 1, 2022, with Talcott Life & Annuity Re as part of the Talcott Reinsurance Transaction. Annuitizations from existing products occurring after this date are not reinsured. Benefits and Protection Segment Our Benefits and Protection segment activities date back to 1879 when we first began selling individual life insurance products. We expanded our offering to include group insurance products in the 1940s and have 130 continued to expand our product portfolio over time. We are uniquely positioned to protect businesses through our broad set of solutions, our expertise and the experiences we offer. • We protect their employees by offering a comprehensive set of employee benefits that helps recruit and retain talent including nonqualified deferred compensation, employer paid and voluntary group benefits, and guaranteed standard issue life and individual disability insurance. • We protect their business in the event of a death, disability or resignation of a key employee or future change in management through business owner solutions and disability solutions. • We protect business owners and their personal needs by helping maintain their lifestyle through life or disability insurance and building and protecting their retirement savings. We organize our operations into two divisions: Specialty Benefits and Life Insurance. However, we share key resources in our core areas such as strategic leadership, distribution, operations and marketing. Specialty Benefits Specialty Benefits, which includes group dental, vision, life, critical illness, accident, hospital indemnity, paid family and medical leave (“PFML”), disability insurance and individual disability insurance, is an important component of the employee benefit offering primarily at small and medium-sized businesses. Products and Services Group Dental and Vision Insurance. Our plans provide partial reimbursement for dental and vision expenses. In addition to indemnity and preferred provider organization dental offered on both an employer paid and voluntary basis, we offer a prepaid dental plan in Arizona through our Employers Dental Services, Inc. subsidiary. We also offer a discount dental product nationally. Our indemnity vision and our managed care vision products are offered on both an employer paid and voluntary basis. Group Life and Other Insurance. Our group life insurance provides coverage to employees and their dependents for a specified period. We currently sell traditional group life insurance that does not provide for accumulation of cash values on both an employer paid and voluntary basis. Our group life insurance business remains focused on the traditional, annually renewable term product. Group Disability Insurance. Our group disability insurance provides a benefit to insured employees who become disabled. In most instances, this benefit is in the form of a monthly income. Our group disability products include both short-term and long-term disability, offered on both an employer paid and voluntary basis. We also provide disability management services, called rehabilitation services, to assist individuals in returning to work as quickly as possible following disability. We work with disability claimants to improve the approval rate of Social Security benefits, thereby reducing payment of benefits by the amount of Social Security payments received. We also offer voluntary critical illness insurance, which provides a lump-sum benefit to pay for additional expenses associated with common critical illnesses; voluntary accident insurance, which pays a lump sum benefit when covered injuries occur because of an accident; and hospital indemnity insurance, which provides a lump sum benefit associated with hospitalization. In 2021, we began selling PFML on a limited basis, which provides paid time off to care for specified family needs or an employee’s own serious health condition. Individual Disability Insurance. Individual disability insurance has been sold since the early 1950s. Our individual disability insurance products provide income protection to the insured member and/or business in the event of disability. In most instances, this benefit is in the form of a monthly income. In addition to income replacement, we offer products to pay business-related costs such as overhead expenses for a disabled business owner, buy-out costs for business owners purchasing a disabled owner’s interest in the business, expenditures for replacement of a key person and business loan payments. We also offer a product to protect retirement savings in the event of disability. Fee-for-Service. We offer administration of group dental, disability and vision benefits on a fee-for-service basis. 131

Life Insurance We specialize in providing solutions primarily for small to medium-sized businesses to protect against risk and loss, assist with succession planning and wealth transfer and to build and protect wealth for retirement. We also provide solutions to meet the personal needs of business owners, executives and key employees. As of September 30, 2021, we narrowed our focus to the business market and ceased sales to the retail consumer market. In 2022, we reinsured our ULSG block of business with Talcott Life & Annuity Re as part of the Talcott Reinsurance Transaction. Products and Services Our Business Owner Solutions platform as well as our nonqualified deferred compensation offering combines administration and consulting to service our clients’ needs. We focus on the business and personal insurance needs of owners, executives and key employees primarily of small and medium-sized businesses with an emphasis on providing insurance solutions for nonqualified executive benefits. We no longer market our products to retail customers. We offer a variety of individual life insurance products, both interest sensitive (including universal life, variable universal life and indexed universal life insurance) and traditional. Interest Sensitive. Interest sensitive includes universal life, variable universal life and indexed universal life insurance products; however, we no longer market universal life insurance with lifetime secondary guarantee provisions. These products offer the policyholder the option of adjusting both the premium and the death benefit amounts of the insurance contract. Universal life insurance typically includes a cash value account that accumulates at a credited interest rate based on the investment returns of the block of business. Variable universal life insurance is credited with the investment returns of the various investment options selected by the policyholder. Indexed universal life is credited with investment returns tied to an external index, subject to a contractual minimum and maximum. After a deduction for policy level expenses, we credit net deposits to an account maintained for the policyholder. For universal life contracts, the entire account balance is invested in the general account. Interest is credited to the policyholder’s account based on the earnings on general account investments, subject to contractual minimums. For variable universal life contracts, the policyholder may allocate the account balance among our general account and a variety of separate accounts underlying the contract. Interest is credited on amounts allocated to the general account in the same manner as for universal life. Net investment performance on separate accounts is allocated directly to the policyholder accounts; the policyholder bears the investment risk. For indexed universal life, the policyholder may allocate the account balance among our general account and two index accounts. Interest is credited on amounts allocated to the general account in the same manner as for universal life. Net investment performance on the index accounts is allocated directly to the policyholder accounts, subject to the contractual minimum and maximum. Some of our interest sensitive contracts contain what are commonly referred to as “secondary” or “no-lapse” guarantee provisions. These no-lapse guarantees keep the contract in force, even if the policyholder’s account balance is insufficient to cover all of the contract charges, provided that the policyholder has continually paid a specified minimum premium. Traditional Life Insurance. Traditional life insurance includes term, whole and adjustable life insurance products; however, we no longer market whole and adjustable life insurance products. Term insurance products provide a guaranteed death benefit for a specified period of time in return for the payment of a fixed premium. Whole life policies provide a guaranteed death benefit and a cash surrender value in return for payment of fixed premiums. Adjustable life insurance products provide a guaranteed benefit in return for the payment of a fixed premium while allowing the policyholder to set the coverage period, premium and face amount combination. Benefits and Protection Markets and Distribution For each of our products, administration and distribution channels are customized to meet customer needs and expectations for that product. We market our group insurance products primarily to small and medium-sized businesses, through brokers and consultants. We sell our group insurance products in all 50 states and the District of Columbia. 132

We continually adapt our products and pricing to meet local market conditions and to comply with state and federal legislation. We market our fee-for-service capabilities to employers that self-insure their employees’ dental, disability and vision benefits. We market our fee-for-service businesses in all 50 states and the District of Columbia. The group insurance market continues to see a shift to voluntary/worksite products due to various pressures on employers. In keeping with this market change, which shifts the funding of such products from the employer to the employee, we continue to place an enhanced focus on our voluntary benefits platform. We believe the voluntary/worksite market presents growth opportunities and we will continue to develop strategies to capitalize on this expanding market. Service representatives play a key role in servicing the case by providing local, responsive services to our customers and their brokers, such as renewing contracts, revising plans, solving administrative issues and communicating the customers’ needs and feedback to us. We sell our individual life and individual disability insurance products in all 50 states and the District of Columbia, primarily targeting owners, executives and key employees of small and medium-sized businesses. Our life insurance sales efforts focus on the Nonqualified Deferred Compensation and the Business Solutions market. This strategy offers solutions to address business owner financial challenges such as exiting the business, business transition, retaining key employees and retirement planning. Key employees also have needs to supplement retirement income, survivor income and business protection. We believe the Business Owner Solutions segment offers growth opportunities and we will continue to develop strategies to capitalize on this expanding market. We distribute our individual life and individual disability insurance products through our affiliated financial representatives and independent brokers, as well as other marketing and distribution alliances. To meet the needs of the various marketing channels, particularly the independent brokers, we employ wholesale distributors — Regional Vice Presidents for nonqualified, business solutions and individual disability. Corporate Segment Our Corporate segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate segment primarily reflect our financing activities (including financing costs), income on capital not allocated to other segments, inter-segment eliminations, income tax risks and certain income, expenses and other adjustments not allocated to the segments based on the nature of such items. Results of our exited group medical and long-term care insurance businesses are reported in this segment. Competition Competition is based on several factors including customer segments, product types and features, external peer comparisons, go-to-market strategies, compensation structure, price, performance, capital markets, capital liquidity and financial strength ratings. We compete with many financial services companies, such as banks, mutual funds, institutional trust companies, broker-dealers, insurers, recordkeepers and wealth managers. Some of these companies may offer a broader array of products, more competitive pricing, greater diversity of distribution sources, better brand recognition or, with respect to insurers, higher financial strength ratings. Some may have greater financial resources with which to compete or have better investment performance at various times. We distinguish ourselves from our competitors through three positional advantages: • our favored customer access through valuable distribution relationships; • our ability to integrate solutions and services; and • our focus on high growth markets. Regulation Our businesses are subject to regulation and supervision by U.S. federal and state regulatory authorities. Our businesses are also subject to U.S. federal, state and local laws. 133

U.S. Insurance Laws and Regulations We are subject to the insurance holding company laws in the states where our insurance companies are domiciled. We are domiciled in Iowa and our principal insurance regulatory authority is the Insurance Division of the Department of Commerce of the State of Iowa. Our other U.S. insurance companies are principally regulated by the insurance departments of the states in which they are domiciled. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company’s state of domicile and to furnish financial and other information about the operations of the companies within the holding company system. Most states have insurance laws that require regulatory approval of a direct or indirect change in control of an insurer or an insurer’s holding company and laws that require prior notification to state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. Annually, our U.S. insurance companies must submit an opinion from a board-appointed qualified actuary to state insurance regulators, where licensed, on whether the statutory assets backing statutory reserves are sufficient to meet contractual obligations and related expenses of the insurer. If such an opinion cannot be rendered noting the sufficiency of assets, the insurance company must set up additional statutory reserves drawing from available statutory surplus until such an opinion can be given. State insurance departments have broad administrative powers over the insurance business, including insurance company licensing and examination, agent licensing, establishment of reserve requirements and solvency standards, premium rate regulation, admittance of assets to statutory surplus, policy form approval, unfair trade and claims practices regulation and other matters. State insurance statutes also typically place restrictions and limitations on the amount of dividends or other distributions payable by insurance company subsidiaries to their parent companies. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources for further details. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners (“NAIC”) has established risk-based capital (“RBC”) standards. The standards require life insurers to submit a report to state regulators on an annual basis regarding their RBC based upon categories of risk including the following: asset risk, insurance risk, interest rate risk and business and operational risk. As of December 31, 2023, the statutory surplus of each of our U.S. life insurance companies exceeded the minimum RBC requirements. The following authorities regularly make inquiries and conduct examinations or investigations regarding our compliance with applicable laws and regulations: • state and federal insurance regulatory authorities; • state and federal securities regulatory authorities; • federal agencies, such as the DOL; • state law enforcement agencies and • state attorneys general. Each state has insurance guaranty association laws under which insurers doing business in a state can be assessed, up to prescribed limits, in order to cover contractual benefit obligations of insolvent insurance companies. The guaranty associations levy assessments on each member insurer in a jurisdiction on the basis of the proportionate share of the premiums written by such insurer in the lines of business in which the insolvent insurer is engaged. Some jurisdictions permit the member insurers to recover the assessments paid through full or partial premium tax offsets. U.S. Executive Orders The President of the United States manages the operations of the Executive branch of Government through Executive orders. As a U.S.-based business, we are subject to certain Executive orders that could affect our business, operations, regional footprint, risk management strategies and investments and increase our costs of compliance. 134

Securities Regulation Insurance and investment products that require registration with the SEC, such as variable annuities, RILAs, variable life insurance and some funding agreements that constitute securities are subject to securities laws and regulations, including U.S. state securities regulation as well as U.S. federal regulation under the SEC and other regulatory authorities. These regulations affect investment advice, sales and related activities for these products and the compliance oversight construct. Employee Retirement Income Security Act As we provide products and services for U.S. and Puerto Rico employee benefit plans, we are subject to regulation under the Employee Retirement Income Security Act (“ERISA”). ERISA provisions include reporting and disclosure requirements and standards of conduct. Banking Regulation Principal Bank, a wholly owned subsidiary, is a U.S. federal savings bank regulated by the Office of the Comptroller of the Currency. Principal Bank’s depositors are insured by the FDIC up to specified limits, making Principal Bank subject to certain of the FDIC’s regulations. Trust Regulation Delaware Charter Guarantee & Trust Company conducting business as Principal Trust Company, a wholly owned subsidiary, is a Delaware state chartered trust company regulated by the State of Delaware Office of the State Bank Commissioner. Principal Trust Company is subject to Delaware banking and trust law. Environmental Regulation As we own and operate real property, we are subject to U.S. federal, state and local environmental laws and could be subject to environmental liabilities and costs associated with required remediation of our properties. We routinely have environmental assessments performed for real estate being acquired or used as collateral for commercial mortgages we use for investment. Risk Management Like all financial services companies, we are exposed to a wide variety of financial, operational and other risks, as described in “Risk Factors.” We have formalized our enterprise risk management approach to enable us to have the right people, culture, tools, knowledge, information, processes and controls in place to effectively identify, measure, monitor, communicate and manage risks within established limits and risk tolerances. Enterprise Risk Management is a key component of our business model. It helps us: • Identify and successfully manage those risks that present profitable growth opportunities and avoid those that don’t. • Balance the sometimes-competing demands of our various constituencies; meet our customer obligations and satisfy regulatory requirements. We utilize an integrated risk management framework to help us identify, assess, monitor, report, manage and aggregate our material risks within established risk appetites and risk tolerances. The framework delivers important perspective that is used in strategic and tactical decision making and is adaptable to changes in our businesses and in the external environments in which we operate. Our approach also requires a commitment to continuous improvement and ongoing validation. Our governance structure includes Board of Directors (“Board”) oversight, internal risk committees, an enterprise risk management function and embedded risk professionals in our business units and functional areas. Our internal risk committees meet on a regular and frequent basis to discuss various issues and review profile status. Each business unit has its own committee that is responsible for oversight of the material risks 135 within the unit or area. These committees may include corporate leaders. We also have internal committees that provide oversight around a certain risk or group of related risks across the organization. This matrix approach helps us maintain comprehensive risk coverage and preserve an integrated view of risks. The Enterprise Risk Management Committee, comprised of members from the Executive Management Group (“EMG”), exercises enterprise-wide oversight for our most significant risk profiles. The business units and functional areas have primary responsibility for identifying, assessing, monitoring, reporting and managing their own risks. Our Chief Enterprise Risk Management Officer and supporting staff (independent of the business units) work closely with the dedicated risk professionals in the business units to provide objective oversight, framework enablement and aggregated risk analysis. This results in a model where risk management can be closer to actual risks while also facilitating effective oversight and consolidation at the enterprise level. Internal Audit provides independent, risk-based and objective assurance and advice designed to add value and improve our operations. It helps us accomplish our objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, internal control and governance processes; and by promoting continuous improvement. The Chief Internal Auditor reports functionally to the Board Audit Committee and administratively to our Chief Risk Officer. Risk appetites, tolerances and limits have been established from an enterprise-wide and business unit perspective for specific risk categories, where appropriate. We monitor a variety of risk metrics on an ongoing basis and take the appropriate steps to manage our established risk appetites and tolerances. Quarterly risk reporting provides a feedback loop between business units, functional areas, our internal risk committees and the enterprise risk management function. This reporting also includes perspectives on emerging risk. To the extent potentially significant business activities or operational initiatives are considered, analysis of the possible impact on our risk profile takes place. This analysis includes, but is not limited to, the capital implications; the impact on near term and long-term earnings; the ability to meet our targets with respect to return on equity, liquidity, debt/capital, cash coverage, business risk and operational risk; and the impact to our reputation. Human Capital We do not have employees of our own, but rather are provided our personnel by an affiliate, Principal Workforce, LLC (“Principal Workforce”). As of December 31, 2023, Principal Workforce employed approximately 12,000 people. These employees work from many locations across multiple businesses and are united behind a common purpose: to help more people and businesses gain greater access to financial security. We start by listening to our customers to understand their needs, goals and barriers. From there, we leverage our expertise to provide the guidance, products and experiences to create opportunities for more people to save, invest and protect their financial futures. Our purpose serves as a foundation for attracting, retaining and developing a workforce motivated by quality employment and purposeful work. In 2023, our commitment to enabling high performing teams remained strong. We continued to attract, retain and develop the top talent needed to deliver on our enterprise strategy. Our talent initiatives focus on fostering a community that cares, enabling a tailored approach to life and work, providing meaningful work and granting access to boundless opportunities across the enterprise. Because of the employee value proposition offered, we are confident in our ability to build teams with the diverse talent necessary to succeed. We invest in the development of our employees in a variety of ways, including through experiential learning, growth assignments, relationships with colleagues, formal programming and just-in-time resources. We have an enterprise learning platform that allows us to curate learning content that aligns with enterprise priorities to ensure employees have the skills necessary to contribute to our success now and into the future. These investments also make certain that our employees can develop the skills most critical to their current and future career aspirations. We continue to pilot new programs, such as our Career Development Network, that create the space for employees to learn new skills and navigate their career. Additional targeted development opportunities exist for leaders and employees identified as high potential talent. We know a diverse workforce and inclusive culture make us stronger and remain committed to providing a work environment where every employee feels welcomed, respected and has an opportunity to 136 thrive. We are committed to providing our leaders with regular implicit bias and inclusive leadership training, with the goal of establishing better-connected teams and enabling thoughtful decision-making. Internally, we measure the progress of our diversity, equity and inclusion efforts in multiple ways, including through our U.S. Diversity Index comprised of predominantly objective metrics across our workforce. We also survey employees about their sense of belonging and report the results through our Global People Inclusion Index. The results of our U.S. Diversity Index and Global People Inclusion Index help us to measure company-wide performance. On an annual basis we partner with an external consultant to conduct a pay equity study; we believe the results of this study place us in a best-in-class category as compared to financial services industry peers. We continuously strive to evolve our human capital policies and processes. To better understand and improve upon talent trends, we use an enterprise people scorecard, where we report employee data and insights on retention, learning, hiring, engagement and productivity. In 2023 we provided company-wide exit surveys to departing employees and their leaders, enabling us to better understand turnover trends and rationales. Leaders conducted proactive employee stay conversations and quarterly performance check-ins. In addition, we actively monitored our Engagement Index, which is a clear indicator of employee engagement across the organization. These tools allowed us to gather insights and create actions to manage turnover, including tailored development opportunities and compensation increases for roles in high demand. Our customer focus, commitment to ethical practices, continuous learning opportunities and inclusive environment drive a strong culture where employees can thrive. Our competitive total rewards offerings are also critical components of our Principal Workforce employee value proposition. The programs for the broader employee population include our employee stock purchase plan and our annual incentive program. For select roles, we offer a long-term incentive plan, which is a stock-based compensation plan. Critical talent and high performing employees are eligible to receive stock awards under our discretionary stock program. Retirement programming for U.S. employees includes eligibility for our 401(k) plan, with a robust company match. Additionally, employees are eligible to participate in a cash balance defined benefit plan. We also offer our Principal Workforce employees a comprehensive suite of health and welfare benefits, designed to support them through all stages of their career and life. We put a special emphasis on employee wellbeing by offering a wide range of programming aimed at improving overall health, including a state-of-the-art wellness center at our headquarters and gym reimbursement at other locations. In addition to providing competitive total rewards, we provide our workforce a myriad of opportunities to support their communities and causes that are important to them. We encourage in-person and virtual volunteerism through our volunteer time off policy. As an example of this, at the Community Learning Center housed at our headquarters in Des Moines, Iowa, employees have ready access to a variety of volunteer opportunities, including the ability to mentor students, provide professional development coaching and teach future ready job skills like coding. A generous Dollars for Doers program provides employees a microgrant credit based on volunteer hours they record in our Corporate Social Responsibility platform, enabling employees to contribute earned credits to any nonprofit they choose. We also offer a giving program through which we provide a 50% match on employee monetary contributions, with the company match going directly to the organization to which a Principal Workforce employee has donated. Risk Factors Summary of Risk Factors This section provides a summary of the risks that may impact our performance in the future. For details of our various risk factors and their impacts, see Risk Factors Discussion. Our risk factors are organized into the following categories: 1) Risks relating to economic conditions, market conditions and investments, 2) Risks relating to estimates, assumptions and valuations, 3) Risks relating to laws, regulations and taxation, 4) Risks relating to our business and 5) General risks. Risks relating to economic conditions, market conditions and investments In general, economic and market conditions can cause variability in the following factors: demand for our products and services, short-term and long-term interest rates, inflation and deflation, equity returns, 137 credit spreads, liquidity of investments, level of premiums and deposits, level of delinquencies and defaults, level of claims, level of surrenders and withdrawals, and foreign exchange rates. The net effect of this variability can include reductions in business volumes, reductions in revenues, additional operating expenses, reductions or volatility in net income, inability to meet liquidity needs, inability to access capital and increased cost of capital. Risks relating to estimates, assumptions and valuations We use financial models to price our products, calculate reserves and other actuarial balances, value our investments and determine the amount of allowances or impairments taken on our investments. These models include the use of methodologies, assumptions and estimates. If actual experience is different than our models, our financial results could be impacted. This could impact the timing of our net income or adversely affect our results of operations and financial condition. Risks relating to laws, regulations and taxation Many different regulatory bodies govern our company. We are required to comply with securities laws; insurance regulations; employee benefit plan regulations; financial services regulations; U.S. tax regulations; environmental, social and governance (“ESG”) requirements; and cybersecurity and privacy regulations. Complying with the various regulations can increase our cost of doing business, limit our available capital or impact how we do business. We could also face potential fines or reputational risk if we do not comply. In addition, changes in tax laws can reduce sales of certain tax-advantaged products or increase our operating expenses. Changes in accounting standards may adversely impact reported results of operations and financial condition. Litigation and tax audits can increase costs and create adverse publicity. Risks relating to our business Business risks include risks associated with competition, products, fraud, external business partner relationships and acquisitions. In general, the risks related to our business can cause variability in the following factors: demand for our products and services, level of premiums and deposits, level of claims and level of surrenders and withdrawals. The net effect of this variability can include reductions in business volumes, disruptions in business operations, reductions in revenues, increased claims or operating expenses, reduced economic activity, reductions or volatility in net income or adverse effects on our results of operations and financial condition. General risks These risks are of a general nature and include the risk of catastrophic event; the risk of climate change; the risk of technological and societal changes; reputational risk; intellectual property risk; risks associated with attracting, developing and retaining qualified employees; the risk of interruptions in information technology, infrastructure or other systems; loss of key vendor relationships and risks associated with our enterprise risk management framework. General risks can result in reductions in business volumes, reductions in revenues, additional operating expenses, reductions or volatility in net income, or adverse effects on our results of operations and financial condition. Risk Factors Discussion Risks relating to economic conditions, market conditions and investments Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, as well as our access to capital and cost of capital. Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by volatility, uncertainty and disruption in the capital and credit markets. We maintain a level of cash and securities which, combined with expected cash inflows from investments and operations, is believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. However, withdrawal and surrender levels may differ from anticipated levels for a variety 138 of reasons, such as changes in economic conditions or changes in our claims paying ability and financial strength ratings. For additional information regarding our exposure to interest rate risk and the impact of a downgrade in our financial strength ratings, see risk factors entitled Changes in interest rates or credit spreads or a prolonged low interest rate environment may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period to period and A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales, terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition. In addition, mark-to-market adjustments on our investments and derivative instruments may lead to fluctuations in our reported capital. Volatility, uncertainty or disruptions in the capital or credit markets may result in the need for additional capital to maintain a targeted level of U.S. statutory capital relative to the NAIC’s RBC requirements. In the event our current internal sources of liquidity do not satisfy our needs, we may have to seek additional financing and, in such case, we may not be able to successfully obtain additional financing on favorable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as customers’ or lenders’ perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Disruptions, uncertainty or volatility in the capital and credit markets may limit our access to capital required to operate our business, most significantly our insurance operations. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy statutory capital requirements; fund redemption requests on insurance or other financial products; generate fee income and market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter tenor securities than we prefer, utilize available internal resources or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility and liquidity. In addition, we maintain credit facilities with various financial institutions as a potential source of excess liquidity. These facilities are in place to bridge timing in cash flows to minimize the cost of meeting our obligations, particularly during periods when alternative sources of liquidity are limited. Our ability to borrow funds under these facilities is conditioned on our satisfaction of covenants and other requirements contained in the facilities. Our failure to comply with these covenants, or the failure of lenders to fund their lending commitments, would restrict our ability to access these credit facilities and, consequently, could limit our flexibility in meeting our cash flow needs. For further discussion on liquidity risk management, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources. Conditions in the global capital markets, including the equity, bond or real estate markets, and the economy generally may materially and adversely affect our business and results of operations. Our results of operations are materially affected by conditions in the global capital markets and the economy in the U.S. Continued adverse economic conditions may result in a decline in our revenues and erosion of our profit margins. In addition, in the event of extreme prolonged market events and economic downturns, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Because the revenues of our asset accumulation business are largely based on account values, a decline in equity, bond or real estate markets will decrease our revenues. Turmoil in these markets could lead investors to withdraw from these markets, decrease their rates of investment or refrain from making new investments, which may reduce our revenues and net income. For further discussion on equity risk management, see Quantitative and Qualitative Disclosures About Market Risk — Equity Risk. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, investor and consumer confidence, foreign currency exchange rates, inflation levels and our ability to manage inflation risk effectively all affect the business and economic 139 environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment, negative investor sentiment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. In addition, reductions in employment levels of our existing employer customers may result in a reduction in membership levels and premium income for our specialty benefits products. Participants within the retirement plans for which we provide administrative services may elect to reduce or stop their payroll deferrals to these plans, which would reduce revenues. In addition, reductions in employment levels may result in a decline in employee deposits into retirement plans. Adverse changes in the economy could affect net income negatively and could have a material adverse effect on our business, results of operations and financial condition. Changes in interest rates or credit spreads or a prolonged low interest rate environment may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period to period. During periods of declining interest rates or prolonged low interest rates, the interest rates we earn on our assets may be lower than the rates assumed in pricing our products, thereby reducing our profitability. For some of our products, such as GICs and funding agreements, we are unable to lower the rate we credit to customers in response to the lower return we will earn on our investments. In addition, guaranteed minimum interest rates on our life insurance and annuity products may constrain our ability to lower the rate we credit to customers. Declining interest rates may also lead to a reduction in revenues related to our trust and custody business. Declining interest rates may result in increases in our reserves and other actuarial balances, potentially reducing net income or other comprehensive income (“OCI”). During periods of declining interest rates, borrowers may prepay or redeem mortgages and bonds that we own, which would force us to reinvest the proceeds at lower interest rates. Furthermore, declining interest rates may reduce the rate of policyholder surrenders and withdrawals on our life insurance and annuity products, thus increasing the duration of the liabilities and creating asset and liability duration mismatches. Low interest rates may also increase the cost of hedging certain product features or riders. Declining interest rates or a prolonged low interest rate environment may also result in changes to the discount rate used for valuing our other postretirement employee benefit (“OPEB”) obligation, which could negatively impact our results of operations and financial condition. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates and a prolonged period of low interest rates may increase the statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves. Declining interest rates may cause a decrease in the value of market risk benefit (“MRB”) assets and an increase in the value of MRB liabilities and other liabilities held at fair value on our consolidated statements of financial position, potentially reducing net income or OCI. Increases in market interest rates may also adversely affect our results of operations, financial condition and liquidity. During periods of increasing market interest rates, we may offer higher crediting rates on our insurance and annuity products to keep these products competitive. Because returns on our portfolio of invested assets may not increase as quickly as current interest rates, we may have to accept lower spreads, thus reducing our profitability. Rapidly rising interest rates may also result in an increase in policy surrenders, withdrawals and requests for policy loans as customers seek to achieve higher returns. In addition, rising interest rates may cause a decrease in the value of financial assets held at fair value on our consolidated statements of financial position. We may be required to sell assets to raise the cash necessary to respond to an increase in surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold. An increase in policy surrenders and withdrawals may also require us to accelerate amortization of our deferred acquisition cost (“DAC”) asset relating to these products. Rising interest rates may also cause a decline in the value of the fixed income assets we manage, resulting in a reduction in our fee revenue in the short term. In addition, a significant increase in interest rates may cause a reduction in the fair value of intangible assets in our reporting units, potentially leading to an impairment of goodwill or other intangible assets. For further discussion about interest rate risk management, see Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk. Our exposure to credit spreads primarily relates to market price variability and reinvestment risk associated with changes in credit spreads. A widening of credit spreads would cause unrealized losses in our 140 investment portfolio, would increase losses associated with credit-based derivatives we have sold that do not qualify or have not been designated for hedge accounting where we assume credit exposure and, if issuer credit spreads increase as a result of fundamental credit deterioration, would likely result in higher allowances. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturities. Credit spread tightening may also cause an increase in the reported value of certain liabilities that are valued using a discount rate that reflects our own credit spread. In addition, market volatility may make it difficult to value certain of our securities if trading becomes less frequent. As such, valuations may include assumptions or estimates that may have significant period-to-period changes from market volatility, which could have a material adverse effect on our results of operations or financial condition. Our investment portfolio is subject to several risks that may diminish the value of our invested assets and the investment returns credited to customers, which could reduce our sales, revenues and net income. An increase in defaults or write-downs on our fixed maturities portfolio may reduce our profitability. We are subject to the risk that the issuers of the fixed maturities we own will default on principal and interest payments. An increase in defaults on our fixed maturities portfolio could harm our financial strength and reduce our profitability. An increased rate of delinquency and defaults on our commercial mortgage loans, including balloon maturities with and without amortizing payments, may adversely affect our profitability. Our commercial mortgage loan portfolio faces both delinquency and default risk. An increase in the delinquency rate of, and defaults under, our commercial mortgage loan portfolio could harm our financial strength and decrease our profitability. Our investment operations include commercial mortgage loans with balloon payment maturities. A balloon maturity is a loan with all or a meaningful portion of the loan amount due at the maturity of the loan. The default rate on commercial mortgage loans with balloon payment maturities has historically been higher than commercial mortgage loans with a fully amortizing loan structure. Since a significant portion of the principal is repaid at maturity, the amount of loss on a default is generally greater than fully amortizing commercial mortgage loans. An increase in defaults on balloon maturity loans as a result of the foregoing factors could harm our financial strength and decrease our profitability. Mark-to-market adjustments on equity securities, trading securities and derivative instruments may reduce our profitability or cause volatility in our net income. Our investment portfolio includes equity securities, trading securities and derivative instruments that are reported at fair value on the consolidated statements of financial position with changes in fair value reported in net income. Mark-to-market adjustments on these investments may reduce our profitability or cause our net income to vary from period to period. We anticipate that acquisition and investment activities may increase the number and magnitude of these investments in the future. We may have difficulty selling our privately placed fixed maturities, mortgage loans and real estate investments because they are less liquid than our publicly traded fixed maturities. We hold certain investments that may be less liquid than our publicly traded fixed maturities, such as privately placed fixed maturities, mortgage loans and real estate investments. If we require significant amounts of cash on short notice, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize or both. The reported value of our relatively illiquid types of investments, our investments in the asset classes described above and, at times, our high quality, generally liquid asset classes, do not necessarily reflect the lowest possible price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance we will be able to sell them for the prices at which we have recorded them, and we may be forced to sell them at significantly lower prices. The impairment of derivative counterparties could adversely affect us. We use derivative instruments to hedge various risks we face in our businesses. See Quantitative and Qualitative Disclosures About Market Risk. We enter into a variety of derivative instruments with a number 141 of counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, clearinghouses, exchanges and other institutions. For transactions where we are in-the-money, we are exposed to credit risk in the event of default of our counterparty. We establish collateral agreements with nominal thresholds for a large majority of our counterparties to limit our exposure. However, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the derivative exposure. With regard to our derivative exposure, we have over-collateralization requirements on the portion of collateral we hold, based on the risk profile of the assets posted as collateral. We also have exposure to these financial institutions in the form of unsecured debt instruments and equity investments. Such losses or impairments to the carrying value of these assets may materially and adversely affect our business and results of operations. Our requirements to post collateral or make payments related to declines in market value of specified assets may adversely affect our liquidity and expose us to counterparty credit risk. Many of our derivative transactions with financial and other institutions specify the circumstances under which the parties are required to post collateral. We are also required to post collateral in connection with funding agreements with the FHLB Des Moines, reinsurance agreements, and various other transactions. The amount of collateral we may be required to post under these agreements may increase under certain circumstances, which could adversely affect our liquidity. In addition, under the terms of some of our transactions we may be required to make payment to our counterparties related to any decline in the market value of the specified assets. Such payments could have an adverse effect on our liquidity. Furthermore, with respect to any such payments, we will have unsecured risk to the counterparty as these amounts are not required to be segregated from the counterparty’s other funds, are not held in a third party custodial account and are not required to be paid to us by the counterparty until the termination of the transaction. Environmental liability exposure may result from our commercial mortgage loan portfolio and real estate investments. Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and real estate investments may harm our financial strength and reduce our profitability. Under the laws of several states and other jurisdictions, contamination of a property may give rise to a lien on the property to secure recovery of the costs of cleanup. In some states, this kind of lien has priority over the lien of an existing mortgage against the property, which would impair our ability to foreclose on that property should the related loan be in default. In addition, under the laws of some states and under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, we may be liable for costs of addressing releases or threatened releases of hazardous substances that require remedy at a property securing a mortgage loan held by us, if our agents or employees have become sufficiently involved in the hazardous waste aspects of the operations of the related obligor on that loan, regardless of whether or not the environmental damage or threat was caused by the obligor. We also may face this liability after foreclosing on a property securing a mortgage loan held by us. This may harm our financial strength and decrease our profitability. Regional concentration of our commercial mortgage loan portfolio in California may subject us to losses attributable to economic downturns or catastrophes in that state. We have a concentration of commercial mortgage loans in California so we are exposed to potential losses resulting from the risk of an economic downturn in California as well as to catastrophes, including but not limited to earthquakes, that may affect the region. While we generally do not require earthquake insurance for properties on which we make commercial mortgage loans, we do take into account property specific engineering reports, construction type and geographical concentration by fault lines in our investment underwriting guidelines. If economic conditions in California deteriorate or catastrophes occur, we may in the future experience delinquencies or defaults on the portion of our commercial mortgage loan portfolio located in California, which may harm our financial strength and reduce our profitability. Gross unrealized losses may be realized or result in future credit losses, resulting in a reduction in our net income. Fixed maturities that are classified as available-for-sale (“AFS”) are reported on the consolidated statements of financial position at fair value. Unrealized gains or losses on AFS securities, excluding those 142 in fair value hedging relationships, are recognized as a component of accumulated other comprehensive income (“AOCI”) and are, therefore, excluded from net income. The accumulated change in fair value of the AFS securities is recognized in net income when the gain or loss is realized upon the sale of the asset or in the event that the decline in fair value requires an allowance for credit loss. Realized losses or credit losses may have a material adverse impact on our net income in a particular quarterly or annual period. Fluctuations in foreign currency exchange rates could adversely impact our profitability and financial condition. We issue foreign currency-denominated funding agreements to nonqualified investors in the institutional market or invest in foreign currency-denominated investments. The associated foreign currency exchange risk in each instance is hedged or managed to specific risk tolerances. For further discussion on foreign currency exchange risk, see Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk. Risks relating to estimates, assumptions and valuations Our valuation of investments and the determinations of the amount of allowances and impairments taken on our investments may include methodologies, estimations and assumptions that are subject to differing interpretations and, if changed, could materially adversely affect our results of operations or financial condition. Fixed maturities, equity securities and derivatives represent most assets and liabilities reported at fair value on our consolidated statements of financial position, excluding separate account assets and market risk benefit assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Considerable judgment is often required to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. For additional information on our valuation methodology, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 19, Fair Value Measurements. During periods of market disruption including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain securities, for example collateralized mortgage obligations and collateralized debt obligations, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, the valuation process may require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods that require greater estimation, which could result in values that are different from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition. The determination of the amount of allowances and impairments varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments require significant judgment and are revised as conditions change and new information becomes available. Additional impairments may need to be taken or allowances provided for in the future, and the ultimate loss may exceed management’s current loss estimates. Additionally, our management considers a wide range of factors about the instrument issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the instrument and in assessing the prospects for recovery. Inherent in management’s evaluation of the instrument are assumptions and estimates about the operations of the issuer and its future earnings potential. For further information regarding our impairment and allowance methodologies, see Management’s Discussion and Analysis of 143

Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Valuation and Allowance for Credit Loss of Fixed Income Investments.” Any impairments of or valuation allowances against our deferred tax assets could adversely affect our results of operations and financial condition. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit. Inherent in the provision for income taxes are estimates regarding the deductibility of certain items, the timing of income and expense recognition and the current or future realization of operating losses, capital losses, certain tax credits and future enacted changes in applicable tax rates as well as the tax base. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A further significant decline in value of assets incorporated into our tax planning strategies could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results. For additional information, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes. We may face losses on our insurance and annuity products if our actual experience differs significantly from our pricing and reserving assumptions. The profitability of our insurance and annuity products depends significantly upon the extent to which our actual experience is consistent with the assumptions used in setting prices for our products and establishing liabilities for future insurance and annuity policy benefits and claims. The premiums we charge and the liabilities we hold for future policy benefits are based on assumptions reflecting several factors, including the amount of premiums we will receive in the future, rate of return on assets we purchase with premiums received, expected claims, mortality, morbidity, lapse rates and expenses. However, due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid policy benefits and claims, we cannot precisely determine the amounts we will ultimately pay to settle these liabilities, the timing of such payments, or whether the assets supporting the liabilities, together with any future premiums, will be sufficient to satisfy the liabilities. As a result, we may experience volatility in the level of our profitability and our reserves from period to period. To the extent that actual experience is less favorable than our underlying assumptions, we may have to update our assumptions and increase our liabilities, which may harm our financial strength and reduce our profitability. Our results of operations may also be adversely impacted if our actual investment earnings differ from our pricing and reserve assumptions. Changes in economic conditions may lead to changes in market interest rates or changes in our investment strategies, either of which could cause our actual investment earnings to differ from our pricing and reserve assumptions. For additional information on our insurance reserves, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Insurance Reserves. The pattern of amortizing our DAC asset and other actuarial balances may change, impacting both the level of our DAC asset and other actuarial balances and the timing of our net income. Amortization of our DAC asset and other actuarial balances depends on several assumptions, including but not limited to, mortality and policy lapse. Due to the uncertainty associated with establishing these 144 assumptions, we cannot, with precision, determine the exact pattern of amortization. To the extent actual experience emerges less favorably than expected, the amortization pattern of our DAC asset and other actuarial balances may be adjusted, which may impact the timing of our net income. For additional information, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 8, Deferred Acquisition Costs and Other Actuarial Balances. Risks relating to laws, regulations and taxation Changes in laws or regulations may reduce our profitability or impact how we do business. Our businesses are subject to comprehensive regulation and supervision throughout the U.S. We are also impacted by federal legislation and administrative policies in areas such as securities laws, employee benefit plan regulations, financial services regulations and U.S. federal taxation. Changes in laws or regulations or the interpretation thereof could significantly increase our compliance costs and reduce our profitability. Failure to comply with applicable regulations may expose us to significant penalties, the suspension or revocation of licenses to conduct business and reputational damage. Changes in insurance regulations may reduce our profitability. We and our insurance subsidiaries are subject to extensive supervision and regulation. In particular, in the U.S., the laws of the various states establish insurance departments with broad powers to supervise and regulate insurance companies. The supervision and regulation relate to numerous aspects of our business and financial condition, including insurance company laws that apply to various transactions between our insurance companies and subsidiaries and other affiliates. The primary purpose of insurance regulation is to protect policyholders, not stockholders or creditors. State insurance regulators, federal regulators and the NAIC continually reexamine existing laws and regulations and may impose changes in the future. New interpretations of existing laws and the passage of new legislation may harm our ability to sell new policies, increase our claims exposure on policies we issued previously and adversely affect our profitability and financial strength. State insurance guaranty associations have the right to assess insurance companies doing business in their state for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities we have established for these potential assessments may not be adequate. In addition, regulators may change their interpretation or application of existing laws and regulations. The NAIC regularly reviews and updates its U.S. statutory reserve and RBC requirements. Changes to these requirements may increase the amount of reserves and capital our U.S. insurance companies are required to hold and may adversely impact our ability to pay dividends or other distributions to our parent. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources for a discussion of regulatory restrictions on our ability to pay dividends or other distributions. In addition, changes in statutory reserve or RBC requirements may adversely impact our financial strength ratings. See the risk factor entitled A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales, terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition for a discussion of risks relating to our financial strength ratings. The NAIC continues to implement a principle-based reserving (“PBR”) approach to valuation of life insurance and annuities. In recent years, the PBR framework has been implemented for life insurance and variable annuities. Regulators plan to implement PBR for non-variable annuities in the next few years. The ultimate financial impact of these changes is uncertain, but they could result in more volatile and less predictable reserve and capital levels for these products. We have implemented, or may implement at any time, reinsurance transactions utilizing affiliated and unaffiliated reinsurers to reinsure or finance a portion of the reserves for certain products. Our ability to enter new reinsurance or reserve financing transactions will continue to be dependent on the cost and forms of transactions available in the market and our ability to obtain required regulatory approvals. For 145 additional information regarding our use of affiliated reinsurance transactions, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 20, Statutory Insurance Financial Information. The NAIC is pursuing a variety of reforms to its RBC framework, which could increase our capital requirements for our U.S. insurance businesses. The NAIC has adopted a group capital calculation. This calculation is not intended to be a regulatory capital requirement, but it will be used by regulators in their supervisory process and could create an additional data point for regulators to consider in evaluating our capital position. Changes in federal and state securities laws may reduce our profitability. Our asset accumulation and life insurance businesses are subject to various levels of regulation under federal and state securities laws. For example, insurance and investment products such as variable annuities, variable life insurance, RILAs and some funding agreements that constitute securities are subject to securities laws and regulations, including state securities regulation as well as federal regulation under the SEC and other regulatory authorities. These laws and regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory agencies and self-regulatory organizations broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. Changes to these laws or regulations, or the interpretation thereof, that restrict the conduct of our business could significantly increase our compliance costs and reduce our profitability. Changes in employee benefit regulations may reduce our profitability. We provide products and services to certain employee benefit plans that are subject to ERISA or the Internal Revenue Code of 1986, as amended. The U.S. Congress has, from time to time, considered legislation relating to changes in ERISA to permit application of state law remedies, such as consequential and punitive damages, in lawsuits for wrongful denial of benefits, which, if adopted, could increase our liability for damages in future litigation. In addition, reductions in contribution levels to defined contribution plans may decrease our profitability. On October 31, 2023, the DOL proposed a new regulation redefining what it means to provide investment advice as a fiduciary. The DOL also proposed changes to several of its prohibited transaction exemptions relating to fiduciary investment advice. Similarly, some states may change their insurance and securities laws and/or regulations to address personalized investment advice. New states may adopt an updated NAIC model regulation, which made best interest enhancements to its existing annuity suitability model. Continuing related state fiduciary or “best interest” legislation and/or regulation could occur in 2024. Financial services regulatory reform may reduce our profitability, impact how we do business or limit our ability to engage in certain capital expenditures. On July 21, 2010, the Dodd-Frank Act became law. The Act made extensive changes to the laws regulating financial services firms and required various federal agencies to adopt a broad range of new implementation rules and regulations, including those surrounding the use of derivatives. Some aspects of Dodd-Frank continue to be implemented, and there are some efforts to eliminate or adjust certain elements of the law. Uncertainty remains regarding the continued implementation of and potential adjustments to Dodd-Frank and it is uncertain whether changes to Dodd-Frank will result in a material effect on our business operations. Changes in cybersecurity or privacy regulations may increase our compliance costs, limit our ability to gain insight from data and lead to increased scrutiny. We collect, process, store, share, disclose and use personal information from and about our customers, employee plan participants and website, mobile and application users. Any actual or perceived failure by us or our service providers to comply with our privacy policies, privacy-related obligations to customers, employees or third parties, data disclosure consent obligations and data protection obligations may result in 146 governmental enforcement actions, litigation or public statements critical of us. Such actual or perceived failures could also cause our customers, suppliers and employees of Principal Workforce to lose trust in us, which may have an adverse effect on our business. See the risk factor entitled Loss of key vendor relationships or failure of a vendor to protect information of our customers or employees could adversely affect our business or result in losses for further discussion of third party impacts. Restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services. We are subject to numerous federal and state regulations regarding the privacy and security of personal information. These laws vary widely by jurisdiction. The laws and regulations that affect our business include, but are not limited to the U.S. federal, state and local data protection laws such as the New York Department of Financial Services Part 500 cybersecurity requirements for financial services companies, the California Consumer Privacy Act and California Privacy Rights Act, and the European Union General Data Protection Regulation. Regulations such as these, which are designed to protect privacy and prevent misuse of personal information, are complex and change frequently. The public, consumer and privacy advocates, legislatures and regulators are increasingly concerned about the collection, use and sharing of personal data, especially personal information that may be deemed sensitive, such as U.S. Social Security Numbers, financial information, behavioral data, biometric data and health data. Additional legislative or regulatory action in the United States could further regulate our collection, use, sharing and other processing of personal data. Changes in existing cybersecurity and privacy regulations or the enactment of new regulations may increase our compliance costs and failure to comply with these regulations may lead to reputational damage, fines or civil damages and increased regulatory scrutiny and oversight. Our financial results may be adversely impacted by environmental, social and governance requirements. Our financial and operational results could be impacted by emerging risk and changes to the regulatory landscape in areas like ESG requirements. While we closely monitor and respond to topics like social, environmental, and demographic changes that include longer lifespans, income and wealth inequalities, environmental challenges and opportunities to expand access to the financial system across all segments of the population, updated and changing regulatory and societal environment requirements could impact financial and operational results. Changes and uncertainty in U.S. legislation, policy or regulation regarding climate risk management or other ESG practices may result in higher regulatory costs, compliance costs and increased capital expenditures. Changes in regulations may also impact market conditions and our financial results, leading to realized or unrealized losses and decreased revenues. Actual or perceived failure to adequately address ESG expectations of our various stakeholders (which continue to evolve and may, at times, be in conflict) could lead to a tarnished reputation, loss of customers and clients and could negatively impact our access to capital. Changes in tax laws could increase our tax costs and reduce sales of our insurance, annuity and investment products. Many of the insurance, annuity and investment products we issue receive favorable tax treatment under current U.S. federal income tax laws. Changes in U.S. federal income tax laws could reduce or eliminate the tax advantages of certain of our products, thus making these products less attractive to our customers. This may lead to a reduction in sales and deposits, which may adversely impact our profitability. In addition, we benefit from certain tax items, including but not limited to, dividends received deductions, tax credits, tax-exempt bond interest and insurance reserve deductions. From time to time, the U.S. Congress, as well as state and local governments, consider legislative changes that could reduce or eliminate the benefits associated with these and other tax items. The Organisation for Economic Co-operation and Development has released proposed policies around base erosion and profit shifting and modernizing global tax systems originally designed to only account for physical presence. Our profitability could be negatively impacted as legislation is adopted by participating countries. We continue to evaluate the impact potential tax reform proposals may have on our future results of operations and financial condition. On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA 2022”) was enacted by the U.S. government. IRA 2022 contains several provisions, including the implementation of a new corporate 147 alternative minimum tax (“CAMT”), which became effective January 1, 2023. Uncertainty remains regarding the continued implementation of and potential adjustments to IRA 2022 and until regulations are finalized it remains uncertain as to whether IRA 2022 will result in a material effect on our business operations, profitability, or our ability to engage in certain capital expenditures. For a further discussion of tax matters, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 15, Income Taxes. Changes in accounting standards may adversely affect our reported results of operations and financial condition. Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). From time to time, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board. The required adoption of future accounting standards may adversely affect our reported results of operations and financial condition and may result in significant incremental costs associated with initial implementation and ongoing compliance. For a discussion of the impact of accounting pronouncements issued but not yet implemented, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 1, Nature of Operations and Significant Accounting Policies. Litigation and regulatory investigations may affect our financial strength or reduce our profitability. We are regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset accumulation products and services, Life Insurance and Specialty Benefits products and services, and our investment activities. We are, from time to time, also involved in various governmental, regulatory and administrative proceedings and inquiries. Legal liability or adverse publicity with respect to current or future legal or regulatory actions, whether or not involving us, may affect our financial strength or reduce our profitability. For further discussion on litigation and regulatory investigation risk, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 17, Contingencies, Guarantees, Indemnifications and Leases under the caption, Litigation and Regulatory Contingencies and 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 15, Income Taxes under the caption Other Tax Information. From time to time, we may become subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material. We are subject to income taxes in the United States. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. The final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings may be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition. Risks relating to our business Competition, including from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, may impair our ability to retain existing customers, attract new customers and maintain our profitability. We compete with many financial services companies, many of which may have advantages over us in one or more of the competitive factors described in “Business, Competition.” Our Retirement and Income Solutions segment primarily competes with insurers, recordkeepers, banks and institutional trust companies. Our ability to increase and retain customer funds is directly related to the quality of our recordkeeping system and services and the performance of our investments as measured against market averages and the performance of our competitors. Even when securities prices are generally rising, performance can be affected by investment styles. 148

Our Benefits and Protection segment primarily competes with other insurance companies. In the event competitors charge lower premiums or fees for substantially similar products, we may face pressure to lower our prices to attract and retain customers and distributors. Reductions in the premiums and fees we charge may adversely affect our revenues and profitability. A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales, terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition. A.M. Best, Fitch, Moody’s and S&P publish financial strength ratings on U.S. life insurance companies. These ratings indicate the applicable rating agency’s opinion regarding an insurance company’s ability to meet contractholder and policyholder obligations. Ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. Our ratings could be downgraded at any time without advance notice by any rating agency. A ratings downgrade, or the potential for such a downgrade, could, among other things: • materially increase the number of surrenders for all or a portion of the net cash values by the owners of policies and contracts we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; • result in the termination of our relationships with banks, agents, wholesalers and other distributors of our products and services; • reduce new sales, particularly with respect to pension risk transfer products and general account GICs and funding agreements purchased by pension plans and other institutions; • cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; and • increase our cost of capital and limit our access to the capital markets. Any of these consequences could adversely affect our profitability and financial condition. For further discussion on financial strength and credit ratings outlook, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources. Client terminations or withdrawals or changes in investor preferences may lead to a reduction in revenues for our asset accumulation businesses. Revenues from our asset accumulation products are primarily fee-based. Our asset-based fees are typically calculated as a percentage of account values. Our asset accumulation clients may elect to terminate their relationship with us or withdraw funds, generally on short notice. Client terminations and withdrawals may be driven by a variety of factors, including economic conditions, investment performance, investor preferences or changes in our reputation in the marketplace. Significant terminations or withdrawals may reduce our account values, thus adversely affecting our revenues and profitability. In addition, fee levels can vary significantly among different types of investments. We generally earn higher fees on liquid alternatives and equity investments vs. fixed income investments and on actively managed investments vs. indexed or passive investment strategies. Therefore, our fee revenue is impacted by both the value and the composition of our account values. Investor preferences with respect to asset classes and investment strategies may shift over time due to market conditions, tax law changes, regulatory changes and various other factors. Changes in the composition of our account values may adversely affect our revenues and profitability. Guarantees within certain of our products that protect policyholders may decrease our net income or increase the volatility of our results of operations or financial position under U.S. GAAP if our hedging or risk management strategies prove ineffective or insufficient. Certain of our variable annuity products include guaranteed minimum death benefits and/or guaranteed minimum withdrawal benefits. We use derivative instruments to attempt to mitigate changes in the exposure 149 related to interest rate, equity market and volatility movements, and the volatility of net income associated with the liabilities for such products. However, we remain liable for the guaranteed benefits in the event that derivative counterparties are unable or unwilling to pay. The liability exposure and volatility of net income or OCI may also be influenced by changes in market credit spreads reflecting our own creditworthiness, for which we do not attempt to hedge. In addition, we are subject to the risk that hedging and other management procedures prove ineffective or that unanticipated policyholder behavior or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our net income, financial condition or liquidity. We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases as implied volatilities increase and/or interest rates decrease, resulting in a reduction to net income. We face risks arising from fraudulent activities. Our policyholders may submit fraudulent requests for claim payments. This can result in higher claims expense and higher operational expenses associated with preventing and detecting fraudulent claim requests and other fraudulent activities. We face risks arising from our participation in joint ventures. We participate in joint ventures, primarily in our real estate investment operations. In these joint ventures, we lack complete management and operational control over the operations, and our joint venture partners may have objectives that are not fully aligned with our interests. These factors may limit our ability to take action to protect or increase the value of our investment in the joint venture. We may need to fund deficiencies in our Closed Block assets. In connection with our conversion in 1998 into a stock life insurance company, we established an accounting mechanism, known as a “Closed Block” for the benefit of participating ordinary life insurance policies that had a dividend scale in force on July 1, 1998. We allocated assets to the Closed Block as of July 1, 1998, in an amount such that we expected the cash flows, together with anticipated revenues from the policies in the Closed Block, to be sufficient to support the Closed Block business, including payment of claims, certain direct expenses, charges and taxes and to provide for the continuation of aggregate dividend scales in accordance with the 1997 policy dividend scales if the experience underlying such scales continued, and to allow for appropriate adjustments in such scales if the experience changed. We will continue to pay guaranteed benefits under the policies included in the Closed Block, in accordance with their terms. The Closed Block assets, cash flows generated by the Closed Block assets and anticipated revenues from policies included in the Closed Block may not be sufficient to provide for the benefits guaranteed under these policies. If they are not sufficient, we must fund the shortfall. Even if they are sufficient, we may choose for business reasons to support dividend payments on policies in the Closed Block with our general account funds. The Closed Block assets, cash flows generated by the Closed Block assets and anticipated revenues from policies in the Closed Block will benefit only the holders of those policies. In addition, to the extent these amounts are greater than the amounts estimated at the time we funded the Closed Block, dividends payable in respect of the policies included in the Closed Block may be greater than they would have been in the absence of a Closed Block. Any excess net income will be available for distribution over time to Closed Block policyholders but will not be available to our stockholder. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 7, Closed Block for further details. Our reinsurers could default on their obligations or increase their rates, which could adversely impact our net income and financial condition. We cede life, annuity, pension risk transfer, disability, medical and long-term care insurance to other insurance companies through reinsurance. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 13, Reinsurance. See Business, for information about the Reinsurance Transactions. The collectability of reinsurance recoverables is largely dependent on the solvency of the individual insurers. We remain liable to the policyholder, even if the reinsurer defaults on 150 its obligations with respect to the ceded business. In addition, a reinsurer’s insolvency may cause us to lose our reserve credits on the ceded business, in which case we would be required to establish additional reserves. The premium rates we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Most of our reinsurance contracts contain provisions that limit the reinsurer’s ability to increase rates on in-force business; however, some do not. If a reinsurer raises the rates it charges on a block of in-force business, our profitability may be negatively impacted if we are not able to pass the increased costs on to the customer. If reinsurers raise the rates they charge on new business, we may be forced to raise the premiums we charge, which could have a negative impact on our competitive position. We face risks arising from future acquisitions of businesses. We have acquired businesses in the past and expect to continue to do so in the future. We face a number of risks arising from future acquisition transactions, including difficulties in integrating the acquired business into our operations, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing customers of the acquired entity, unforeseen liabilities that arise in connection with the acquired business, unfavorable market conditions that could negatively impact our growth expectations for the acquired business and sustained declines in the equity market that could reduce fee revenues for certain acquired businesses. These risks may prevent us from realizing the expected benefits from future acquisitions and could result in the impairment of goodwill and/or intangible assets recognized at the time of acquisition. We face risks in administering the Reinsurance Transactions. During the fourth quarter of 2023, we closed a coinsurance with funds withheld reinsurance transaction with PFS Bermuda, an affiliated Class C reinsurer that is a Bermuda exempted company limited by shares, pursuant to which we ceded certain of our term life and PRT blocks of business. During the second quarter of 2022, we closed a coinsurance with funds withheld reinsurance transaction with Talcott Life & Annuity Re, a limited liability company organized under the laws of the Cayman Islands and an affiliate of Talcott Resolution Life, Inc., a subsidiary of Sixth Street, pursuant to which we ceded our in-force U.S. retail fixed annuity and ULSG blocks of business. We face a number of on-going risks, including managing the relationships under reinsurance agreements, managing a smaller portfolio of general account assets and managing relationships with our distribution channels. These risks may prevent us from realizing the expected benefits from the Reinsurance Transactions and could result in the recapture of the ceded business upon the occurrence and continuation of certain events and higher costs related to managing the reinsured blocks of business. General risks A pandemic, terrorist attack, military action or other catastrophic event could adversely affect our operations, net income or financial condition. The occurrence of pandemic disease, man-made disasters such as terrorist attacks and military actions, and natural disasters could adversely affect our operations, net income or financial condition. For example, our mortality and morbidity experience could be adversely impacted by a catastrophic event. In addition, a severe catastrophic event may cause significant volatility in financial markets, disruptions to commerce and reduced economic activity. Ongoing economic disruptions may lead to declines and volatility in interest rates or equity prices, either of which could adversely affect our results of operations and financial condition. The resulting macroeconomic conditions could adversely affect our cash flows, as well as the value and liquidity of our invested assets. We may also experience operational disruptions if our Principal Workforce employees or third party service providers are unable or unwilling to work due to a catastrophic event. Our financial results may be adversely impacted by climate changes. Atmospheric concentrations of carbon dioxide and other greenhouse gases have increased dramatically since the industrial revolution, resulting in a gradual increase in average temperatures and an increase in the frequency and severity of natural disasters. These trends are expected to continue in the future and have the potential to impact nearly all sectors of the economy. We cannot predict the long-term impacts of climate change, but we will continue to monitor new developments in the future. 151

Potential impacts may include the following: • Changes in temperatures and air quality may adversely impact our mortality and morbidity rates. For example, increases in the level of pollution and airborne allergens may cause an increase in upper respiratory and cardiovascular diseases, leading to increased claims in our insurance businesses. However, the risk of increased mortality on our life insurance business may be partly offset by our payout annuity business, where an increase in mortality results in a decrease in benefit payments. • Climate change may impact asset prices, as well as general economic conditions. For example, rising sea levels may lead to decreases in real estate values in coastal areas. Additionally, government policies to slow climate change (e.g., setting limits on carbon emissions) may have an adverse impact on sectors such as utilities, transportation and manufacturing. Changes in asset prices may impact the value of our fixed income, real estate and commercial mortgage investments. We manage our investment risks by maintaining a well-diversified portfolio, both geographically and by sector. We also monitor our investments on an ongoing basis, allowing us to adjust our exposure to sectors and/or geographical areas that face severe risks due to climate change. • We maintain extensive business continuity and disaster recovery planning programs, including scenario planning and assessments. Nonetheless, a natural disaster that affects one of our office locations, or the office of a key service provider, could disrupt our operations and pose a threat to the safety of our Principal Workforce employees. Technological and societal changes may disrupt our business model and impair our ability to retain existing customers, attract new customers and maintain our profitability. Technological advances, innovation in the financial services industry and societal changes may impact our business model and competitive position. These changes may lead to significant changes in the marketing, distribution, underwriting and pricing of financial services products. In addition, technological and societal changes may lead to changes in customers’ preferences as to how they want to interact with us and the types of products they want to buy. We may need to change our distribution channels, our customer service model or our product offerings to accommodate evolving customer preferences. Implementing these changes may require significant expenditures. To the extent our competitors are more successful than us at adapting to technological changes and evolving customer preferences, our competitive position and profitability may be adversely impacted. Advances in medical technology may also adversely impact our profitability. Increases in the availability and accuracy of genetic testing may increase our exposure to anti-selection risk. In addition, medical advances may lead to increased longevity. As a result, we may be required to pay annuity benefits over a longer period of time than we had projected, thereby reducing the profitability of our annuity products. Damage to our reputation may adversely affect our revenues and profitability. Our continued success is dependent upon our ability to earn and maintain the trust and confidence of customers, distributors, employees and other stakeholders. Damage to our reputation may arise from a variety of sources including, but not limited to, litigation or regulatory actions, compliance failures, employee misconduct, conduct of third parties working on our behalf, cybersecurity incidents or other fraudulent activities, unfavorable press coverage and unfavorable comments on social media. Adverse developments within our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny. Any damage to our reputation could adversely affect our ability to attract and retain customers, distributors and employees, potentially leading to a reduction in our revenues and profitability. We may not be able to protect our intellectual property and may be subject to infringement claims. We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete. 152

We also may be subject to costly litigation in the event another party alleges our operations or activities infringe upon such other party’s intellectual property rights. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could otherwise limit our ability to offer certain product features. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, license usage rights or misappropriation of trade secret rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed or misappropriated a third party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition. If we are unable to attract, develop and retain qualified employees and sales representatives and develop new distribution sources, our results of operations, financial condition and sales of our products may be adversely impacted. Our continued success is largely dependent on our and Principal Workforce’s ability to attract, develop and retain qualified employees. We face intense competition in attracting and retaining key employees, including investment, marketing, finance, actuarial, data analytics, information security, technology, client service and other professionals. If we are unable to attract, develop and retain qualified employees, our results of operations and financial condition may be adversely impacted. We distribute our asset accumulation, Life Insurance and Specialty Benefits products and services through a variety of distribution channels, including our own internal digital channels, sales representatives, independent brokers, banks, broker-dealers and other third party marketing organizations. We must attract and retain sales representatives to sell our products and digital professionals to build and enhance our customers’ digital experience. Strong competition exists among financial services companies for these roles. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, support services and compensation and product features. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer. Our ability to increase and retain customer funds is directly related to the performance of our investments as measured against market averages and the performance of our competitors. If we and our affiliates are unable to attract and retain qualified portfolio managers, we may face reduced sales and increased cash outflows in our asset accumulation business. Interruptions in information technology, infrastructure or other internal or external systems used for our business operations, or a failure to maintain the confidentiality, integrity or availability of data residing on such systems, could disrupt our business, damage our reputation and adversely impact our profitability. We rely on external infrastructure, proprietary information technology and third party systems and services to conduct business, including customer service, marketing and sales activities, customer relationship management, producing financial statements and technology/data centers. In addition, we store and process confidential and proprietary business information on both company-owned and third party and/or vendor managed systems, including cloud service providers. We increasingly rely on the internet in order to conduct business and may be adversely impacted by outages in critical infrastructure such as electric grids, undersea cables, satellites or other communications used by us or our third parties. Financial services companies are regularly targeted by cyber criminals, and face various cybersecurity risks, resulting in unauthorized access, theft of funds, extortion, disruption or degradation of service or other damage. These attacks may take a variety of forms, including web application attacks, denial of service attacks, ransomware, malware, and social engineering, including phishing. We may also be adversely impacted by successful cyberattacks of partners, vendors and others in our supply chain with whom we conduct business or share information. Information security incidents may also occur due to the failure to control access to, and use of, sensitive systems or information by our workforce. The tactics and techniques used by cyber criminals to obtain unauthorized access, or otherwise impact our business negatively 153 change frequently, and we, and our supply chain partners, may be unable to anticipate their schemes to implement preventative measures. The failure of our controls (such as policies, procedures, monitoring, software testing, incident response and backup plans) designed to prevent, or limit the effect of, failure, inadvertent use or abuse could result in disruptions, reputational damage, legal liability, regulatory actions, remediation costs and competitive disadvantage. Loss of key vendor relationships or failure of a vendor to protect information of our customers or employees could adversely affect our business or result in losses. We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors of services. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services or fails to protect personal information of our customers or employees of Principal Workforce, we may suffer operational impairments, reputational damage and financial losses. Our enterprise risk management framework may not be fully effective in identifying or mitigating all the risks to which we are exposed. We utilize an integrated risk management framework, which is designed to manage material risks within established risk appetites and risk tolerances. Nonetheless, our policies and procedures may not be fully effective in identifying or mitigating every risk to which we are exposed. Many of our methods for managing and mitigating risk rely on models and assumptions that are based, in part, on observed historical data. As a result, these methods, models or assumptions may not accurately predict future exposures, which may be significantly greater than our historical measures indicate. We may be exposed to unanticipated risks as a result of changes in market conditions, new products or new business strategies, catastrophes or other unforeseen circumstances. If our risk management framework proves ineffective, we may suffer unexpected losses, which may adversely affect our results of operations and financial condition. Cybersecurity Risk management is an essential component of our culture and business model. Guarding against the specific risks posed by cybersecurity threats has been and will continue to be very dynamic in nature, requiring that we remain agile and aware of internal and external changes. We recognize that cybersecurity threats can be among the most critical risks facing large companies. As a result, cybersecurity is treated as a Board-level matter and overseen by the Board. However, both the Board and management have an integral role in the identification, assessment and management of cybersecurity risk. The Board oversees management’s execution and performance of its risk management responsibilities, which includes cybersecurity threats. The Board receives at least one cybersecurity report every quarter from our Chief Information Officer, our Chief Information Security Officer, our Chief Risk Officer or other professionals. The Board also reviews and approves the business resiliency and information security programs intended to guard against cybersecurity and related risks. Lastly, the Board receives input on cybersecurity issues from external entities such as our independent auditor, regulators and consultants. Each of these steps further the Board’s efforts to ensure we have established and are proactively maintaining an enterprise-wide cybersecurity risk program with appropriate policies, practices and controls designed to ensure resiliency in the face of emerging threats. Management holds relevant expertise in assessing and managing cybersecurity threats. Numerous members of management and employees across the information security and risk functions hold nationally recognized designations or certifications, including the Certified Information Systems Security Professional designation, Global Information Assurance Certifications or Amazon Web Services Cloud Certifications. We also provide role-based security training to workers with assigned information security-related roles and responsibilities. This includes topics on social engineering tactics and other general threats posed for system compromise and data loss. The initiatives and processes discussed further below also contribute to the expertise and experience of management. The framework for our overall process for managing risk encompasses the management of risks posed by cybersecurity threats and is discussed further in “Business, Risk Management.” As a general matter, we take a proactive approach to assessing and monitoring cybersecurity-specific risks that is oriented around 154 monitoring emerging external threats, ensuring controls are in place to identify and manage risk within our technology environment and creating a culture of vigilance across the organization. We test for and resolve weaknesses and vulnerabilities within our systems and applications by using network and infrastructure vulnerability testing and adversary emulation, also known as red teaming, and hire a third party to do the same at least once a year. We also undergo a third party maturity assessment of our information security program every two years and a third party enterprise penetration test annually. We leverage external resources to help define information security and technology standards for our environment. Our cybersecurity controls are monitored and refined based on learnings from regular red team engagements and analysis by threat hunters. All cyber defense operations are enriched through a dedicated cybersecurity threat intelligence function. We collaborate with information security peers across the industry to maximize threat intelligence. Our threat intelligence program helps create awareness and understanding of potential cybersecurity threats and adversaries. We proactively assess potential risks presented by new services or systems integrated with our network or data and ensure appropriate controls are applied under such circumstances. We perform due diligence and monitor third party relationships based on risk profile to assess the suitability of their cybersecurity controls and protocols for the business operations or services for which they are engaged. Our awareness and training program creates a risk-aware culture to ensure employees understand cybersecurity threats and are accountable for completing required training. We have empowered and conditioned our workforce to recognize and resist phishing attempts with our simulated phishing program. At least quarterly, our employees are presented with simulated phishing scenarios that deliver hands-on experience and on-the-spot education opportunities. All engineers and employees holding equivalent roles who are involved in software development also receive mandated secure software development training. We have an enterprise incident management plan that provides a framework for preparing for, managing and responding to cybersecurity incidents that may arise. The plan ensures stakeholders across the organization are identified who have the appropriate experience, training and expertise in incident management, and that the organization is well positioned to address incidents. For example, we carry out cybersecurity incident response exercises to develop widespread familiarity and experience in responding to cybersecurity incidents. No risks from any known cybersecurity incidents have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. For further discussion related to how cybersecurity risks may impact our performance in the future, see Risk Factors. Properties As of December 31, 2023, we owned properties in our home office complex in Des Moines, Iowa, and leased space for various offices located throughout the U.S. We believe that our owned and leased properties are suitable and adequate for our current business operations. Legal Proceedings Disclosure concerning legal proceedings can be found in 19. “Financial Statements, Notes to Consolidated Financial Statements, Note 17, Contingencies, Guarantees, Indemnifications and Leases” under the caption, “Litigation and Regulatory Contingencies” and 19. “Financial Statements, Notes to Consolidated Financial Statements, Note 15, Income Taxes” under the caption, “Other Tax Information,” which are incorporated here by this reference. Directors and Executive Officers Information about our Directors Our Board has three classes of Directors, each having a three-year term. Each Director nominee is currently a member of our Board. The Board has nominated Roger C. Hochschild, Daniel J. Houston, Diane C. Nordin, and Alfredo Rivera to stand for election for three-year terms that expire in 2027. We expect 155 that all the nominees will be able and willing to serve if elected. However, if, prior to the 2024 Annual Shareholders Meeting (the “2024 Annual Meeting”), any nominee should become unable or unwilling to serve, proxies may be voted at the 2024 Annual Meeting for another candidate nominated as a substitute by the Board, or the Board may reduce the number of Directors that constitute the Board. Nominees for Class II Directors with Terms Expiring in 2024 Roger C. Hochschild Age: 59 Director Since: 2015 Committee: Finance and Nominating and Governance (Chair) Career Highlights: Mr. Hochschild retired from Discover Financial Services, a digital banking and payment services company, after serving as the company’s President and Chief Executive Officer from 2018 until August 2023. Prior to those roles, starting in 2004, he was President and Chief Operating Officer of Discover Financial Services. Mr. Hochschild previously served as the Chief Marketing Officer of Discover Financial Services from 1998 to 2001. Prior to joining Discover, from 2001 until 2004, he served as the Chief Administrative Officer, Executive Vice President, and Chief Strategy Officer of Morgan Stanley. He served as a Senior Executive Vice President of MBNA America Bank from 1994 to 1998. Mr. Hochschild has been a Director of Chicago Public Media since 2016. Key Skills and Qualifications: Mr. Hochschild brings to the Board executive leadership experience through his service as president and chief executive officer of a large publicly traded digital banking and payment services company, as well as executive-level experience in financial services, accounting and finance, asset and investment management, retail consumer services, and technology. Education: Bachelor’s degree in economics from Georgetown University and an M.B.A. from the Amos Tuck School at Dartmouth College. Other Public Company Boards: Current: None. Within Last Five Years: Discover Financial Services Daniel J. Houston Age: 62 Director Since: 2014 Committees: Executive (Chair) Career Highlights: Mr. Houston has been Chairman, President, and Chief Executive Officer of the Company, and its wholly owned subsidiary, Principal Life Insurance Company, since 2015. He served as President and Chief Operating Officer from 2014 to 2015. Mr. Houston joined the Company in 1984 and has served in various executive leadership roles, including serving as President, Retirement, Insurance and Financial Services of the Company and Principal Life Insurance Company. Mr. Houston is past Chairman of the Board of Directors of the American Council of Life Insurers and also serves on the Board of Directors of the Iowa Business Council, Greater Des Moines Partnership, Employee Benefits Research Institute, Iowa State University Business School Dean’s Advisory Council, Partnership for a Healthier America, and Community Foundation of Greater Des Moines. Key Skills and Qualifications: Mr. Houston brings to the Board extensive executive leadership and operational expertise, global awareness, and deep talent leadership skills through his experience of leading a large global financial services public company, including leading the Company’s transformation to a global investment management leader. Education: Bachelor of Science degree from Iowa State University. Other Public Company Boards: None 156

Diane C. Nordin Age: 65 Director Since: 2017 Committees: Audit (Chair) and Finance Career Highlights: Ms. Nordin was a partner of Wellington Management Company, LLP, a private asset management company, from 1995 to 2011. She joined Wellington in 1991. Throughout her tenure at Wellington, she served in various executive roles and had responsibilities that included product management and client relationship management. She oversaw Wellington’s Fixed Income group, where she was responsible for approximately 20 investment approaches and 130 investors globally. Ms. Nordin served as Vice Chair of the Compensation Committee and Audit Chair of the Wellington Management Trust Company, in addition to other committee service throughout her tenure. Prior to joining Wellington, she worked at Fidelity Investments and Putnam Advisory. Ms. Nordin joined the Board of Directors of Wellington Trust Company in December 2023, and she is a Trustee of the Wellington Management Foundation Board of Trustees. Since 2016, Ms. Nordin has been a director of Antares Capital, an alternative asset manager and financing provider for private equity-backed borrowers, where she is Chair of the Compensation Committee. She has been an Emeritus Trustee of Wheaton College since 2010, where she chaired the Investment Committee and served on the Audit Committee. In 2022, Ms. Nordin was appointed as Trustee of Financial Analysts Foundation and was elected a Trustee of Financial Accounting Foundation board, an independent private organization responsible for the oversight, administration, and finances of FASB and GASB, serving on the Appointments and Oversight Committees. From 2016 until 2022, she served as a governor of the CFA Institute, where she was the Chair of the Board of Governors, as well as the Chair of Audit, Risk, and Nominations Committees. She also served as a member of CFA’s Risk, Executive, and People and Culture Committees and Chair of the Governance Committee. Ms. Nordin serves on the New York State Common Fund Investment Advisory Committee in a pro bono capacity. She previously served as a Board member, Executive and Compensation Committee member, and Investment Committee Chair of the Appalachian Mountain Club, the oldest conservation organization in the United States. Key Skills and Qualifications: Ms. Nordin brings to the Board executive leadership experience, including through her service as a partner of an asset management firm, as well as executive-level experience in financial services, accounting and finance, international operations, marketing, product development, risk management, and strategic planning. Education: Bachelor’s degree from Wheaton College (MA) and is a Chartered Financial Analyst. Other Public Company Boards: Fannie Mae (Vice Chair of the Board, member of the Audit Committee and Chair of the Compensation Committee). Alfredo Rivera Age: 62 Director Since: 2020 Committees: Audit and Human Resources Career Highlights: Mr. Rivera is the retired President of the North America Operating Unit of The Coca-Cola Company, a global total beverage company. Mr. Rivera served in this role from 2020 until December 2022 and served as a Senior Advisor from December 2022 until his retirement in March 2023. He helped lead The Coca-Cola Company’s transformation to emerge stronger as a total beverage company, enabled by a globally networked organization. Mr. Rivera joined The Coca-Cola Company in 1997 and served in various executive leadership roles, including serving as President, Latin America from 2016 to 2020 and President, Latin Center Business Unit from 2013 to 2016. Mr. Rivera was a director of the Coca-Cola Hellenic Bottling Company from 2018 to 2021. 157

Key Skills and Qualifications: Mr. Rivera brings to the Board executive leadership experience through his service in executive leadership roles in a large global operations of a public company, as well as executive-level experience in accounting and finance, retail consumer, executive compensation, human resources and talent management, marketing, strategic planning, and sustainability/ESG. Education: Bachelor’s degree and M.B.A. from the University of Southern Mississippi and completed the Advanced Management Program at Harvard Business School. Other Public Company Boards: None Continuing Class III Directors with Terms Expiring in 2025 Blair C. Pickerell Age: 67 Director Since: 2015 Committees: Finance and Nominating and Governance Career Highlights: Mr. Pickerell was Head of Asia of Nikko Asset Management from 2010 to 2014 and served as its Chairman, Asia from 2014 to 2015. From 2007 to 2010, he was Chief Executive Officer, Asia, at Morgan Stanley Investment Management. Mr. Pickerell has also served as Chief Executive, Asia Pacific, of HSBC Asset Management and as Chairman of Jardine Fleming Funds. His current international service includes memberships on the Supervisory Committee for the Tracker Fund of Hong Kong, the International Advisory Council of the Faculty of Business and Economics of The University of Hong Kong, and Chairman of the Harvard Business School Association of Hong Kong. Key Skills and Qualifications: Mr. Pickerell brings to the Board executive leadership experience and extensive experience in investment, asset management, and financial services industries, particularly in the Asia Pacific region, including through his service as the Asia Chairman of a large multinational investment banking firm and his service as Head of Asia of a large asset management firm. He also brings to the Board executive-level experience in accounting and finance, product development, risk management, and strategic planning. He is fluent in Mandarin Chinese. Education: Bachelor’s and master’s degrees from Stanford University and an M.B.A. from Harvard Business School. Other Public Company Boards: Current: Link Real Estate Investment Trust (Nomination Committee and Chair of the Remuneration Committee); Dah Sing Banking Group Limited (Chair of the Risk Management and Compliance Committee and a member of the Audit Committee); First Pacific Company Limited (Finance and Corporate Governance Committees). Within Last Five Years: Dah Sing Financial Holdings Limited. Clare S. Richer Age: 65 Director Since: 2020 Committees: Audit, Finance (Chair) and Executive Career Highlights: Ms. Richer was Chief Financial Officer of Putnam Investments, a global asset management firm (now part of Franklin Templeton), from 2008 to 2017. Prior to joining Putnam, Ms. Richer held several roles at Fidelity Investments from 1983 to 2008. Ms. Richer is a member of the Board of Directors of State Street Global Advisors SPDR ETF Funds. She is also a Trustee of the University of Notre Dame, serving as a member of the Compensation, Investment Finance, and Executive Committees. She served on the Board of Directors of the Alzheimer’s Association, MA/NH chapter. Key Skills and Qualifications: Ms. Richer brings to the Board extensive executive leadership experience, including through her service as a chief financial officer of a global asset management firm. She also brings 158 to the Board executive-level experience in accounting and finance, product development, risk management, strategic planning, and technology. Education: B.B.A. from University of Notre Dame. Other Public Company Boards: Bain Capital Specialty Finance Inc. (member of the Audit, Compensation, and Nominating/Governance Committees). H. Elizabeth Mitchell Age: 62 Director Since: 2022 Committees: Audit and Finance Career Highlights: Ms. Mitchell was Chief Executive Officer of Renaissance U.S. Inc., and its predecessor Platinum Underwriters Reinsurance Inc., from 2007, and the company’s President from 2005 until her retirement in 2016. Prior to those roles, she served in various executive leadership roles at the company and at other firms, including serving as an Advisor to Hudson Structured Capital Management since 2018. Ms. Mitchell served as the non-executive Chair of Weston Insurance Company from 2020 until 2022. Ms. Mitchell is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries. She is also a National Association of Corporate Directors (NACD) Certified Director. Key Skills and Qualifications: Ms. Mitchell brings to the Board executive leadership experience through her service as a chief executive officer of a global provider of reinsurance and insurance. She also brings to the Board executive-level experience in asset management, financial services, accounting and finance, strategic planning, sustainability/ESG, and technology. Education: Bachelor’s degree from the College of the Holy Cross and CERT Certificate in Cyber Security Oversight from Carnegie Mellon University. Other Public Company Boards: Current: Selective Insurance Group (Chair of the Audit Committee). Within Last Five Years: StanCorp Financial Corp. Continuing Class I Directors with Terms Expiring in 2026 Jonathan S. Auerbach Age: 61 Director Since: 2019 Committees: Finance and Nominating and Governance Career Highlights: Mr. Auerbach was Executive Vice President, Chief Strategy, Growth and Data Officer of PayPal Holdings, Inc., a financial technology company, from 2015 until 2023. He led PayPal’s global strategy, acquisitions, partnerships, advanced analytics and data science, growth marketing, and corporate affairs teams. Mr. Auerbach also served as a strategic advisor to PayPal’s operations in China and was responsible for the company’s Blockchain, Crypto and Digital Currencies business unit and chaired PayPal’s Operating Group. Prior to joining PayPal, Mr. Auerbach was Chief Executive Officer of SingTel’s Group Digital Life from 2013 – 2014 and spent over 26 years with McKinsey & Company, serving in a variety of executive roles in Asia and North America, including leading the Asian Telecommunications, Media and Technology Practice, the Singapore Office, and Southeast Asia Region, and the North American High-Tech Practice. Mr. Auerbach serves on the Board of Directors of the National Committee on U.S.-China Relations and is a member of the Council of Foreign Relations. Key Skills and Qualifications: Mr. Auerbach brings to the Board executive leadership experience through his service as an executive vice president of a financial technology company, as well as executive-level experience in international operations, financial services, marketing, product development, risk management, strategic planning, sustainability/ESG, and technology. 159

Education: Bachelor’s degree from Dartmouth College, and a B.A. and M.A. from Oxford University. Other Public Company Boards: None. Mary E. “Maliz” Beams Age: 68 Director Since: 2021 Committees: Audit and Finance Career Highlights: Since December 2022, Ms. Beams has been the Chief Executive Officer of the Long-Term Stock Exchange, a national securities exchange registered with the SEC. She previously served as the Chief Executive Officer of Retirement Solutions at Voya Financial Inc. from 2011 until 2015. Prior to joining Voya, Ms. Beams served in various executive leadership roles, including serving as President and Chief Executive Officer of TIAA-CREF Individual & Institutional Services, LLC from 2004 to 2010, Senior Managing Director of Fleet Investment Advisors, Inc. from 1993 to 1997, Senior Vice President of Retail Banking of Citibank from 1984 to 1988, and Director of the Consumer Card Group of American Express Company from 1988 to 1993. Ms. Beams currently serves as a member of the Global Advisory Board of Salesforce and was a former Counselor of the Department of State. Key Skills and Qualifications: Ms. Beams brings to the Board executive experience, including through her service as a chief executive officer of a retirement services solutions business unit of a health, wealth and investment management public company. She also brings to the Board executive-level experience in financial services, asset and investment management, accounting, international operations, products development, risk management, strategic planning, sustainability/ESG and technology. Education: Bachelor’s degree in English from Boston College, a Certificate of Special Studies in Strategic Planning from Harvard University, and an M.B.A. in Marketing and Finance from Columbia University. Other Public Company Boards: Current: None. Within Last Five Years: BrightSphere Investment Group, Inc. (Audit and Compensation Committees). Jocelyn Carter-Miller Age: 66 Director Since: 1999 (Principal Life), 2001 (the Company) Committees: Human Resources (Chair), Nominating and Governance and Executive Career Highlights: Since 2005, Ms. Carter-Miller has been President of TechEd Ventures, a consulting and management firm that develops and markets high-performance educational and personal empowerment programming. From 2002 until 2004, she served as Executive Vice President and Chief Marketing Officer of Office Depot, Inc. and was responsible for the company’s marketing for its 846 superstores, contract, catalog, and e-commerce businesses in the United States and Canada and operations in 15 other countries. Before joining Office Depot, Ms. Carter-Miller was Corporate Vice President and Chief Marketing Officer of Motorola, Inc. with overall responsibility for marketing across the company’s $30 billion revenue base and diverse businesses. She also had general management responsibility for Motorola’s network operations in Latin America, Europe, the Middle East and Africa. Prior to joining Motorola, she was Vice President of Marketing and Product Development at Mattel, Inc. Ms. Carter-Miller serves on the Board of Directors of nonprofit organizations, including The National Association of Corporate Directors. She was a former President of the League of Women Voters of Broward County. Ms. Carter-Miller is an NACD Directorship 100 recipient and has been recognized as a Savoy Most Influential Black Corporate Directors and a Director & Boards Director to Watch. 160

Key Skills and Qualifications: Ms. Carter-Miller brings to the Board executive leadership experience, as well as experience in marketing, brand management, and international operations, including through her service as executive vice president of a publicly traded company that provides products, supplies, and technology solutions. She also brings to the Board executive-level experience in accounting and finance, executive compensation, human resources and talent management, leadership development and training, risk management, product development, strategic planning, sustainability/ESG, and technology. Education: Bachelor’s degree in accounting from the University of Illinois and an M.B.A. in Finance and Marketing from the University of Chicago. She also has passed the certified public accountant examination. Other Public Company Boards: Current: Arlo Technologies, Inc. (Audit Committee, Chair of Compensation Committee); The Interpublic Group of Companies, Inc. (Audit and Executive Committees, Corporate Governance and Social Responsibility Chair); Backblaze, Inc. (Compensation Committee Chair, Audit Committee member, and Nomination and Governance Committee member). Within Last Five Years: Netgear, Inc. (Audit and Compensation Committees). Scott M. Mills Age: 55 Director Since: 2016 Lead Director since 2020 Committees: Audit, Human Resources and Executive Career Highlights: Mr. Mills has been President and Chief Executive Officer of BET Media Group, an American entertainment company, since 2021. Prior to that role, he served as President of BET Networks from 2018 through 2021. From 2015 through 2017, Mr. Mills served as Executive Vice President and Chief Administrative Officer of Viacom, Inc., a former multinational mass media conglomerate. He served as Executive Vice President of Human Resources and Administration of Viacom from 2012 to 2015. Mr. Mills previously served as President and Chief Operating Officer, Chief Financial Officer and President of Digital Media of Viacom’s BET Networks unit. Prior to joining BET, he worked in investment banking and served as Deputy Treasurer for the City of Philadelphia. Key Skills and Qualifications: Mr. Mills brings to the Board executive leadership experience and investment management experience through his service as a chief executive officer of an entertainment company and his prior work in asset and investment management. He also brings to the Board executive-level experience in accounting and finance, executive compensation, human resources and talent management, marketing, product development, strategic planning, and technology. Education: Bachelor’s degree in economics from the Wharton School of the University of Pennsylvania. Other Public Company Boards: None. Claudio N. Muruzabal Age: 63 Director Since: 2021 Committees: Human Resources and Nominating and Governance Career Highlights: Mr. Muruzabal has served as the Chief Business Officer of SAP, a global software company, since February 1, 2024. He joined SAP in 2015, serving as President, Latin America and Caribbean from 2015 until 2020, President of SAP EMEA South and Chairman of SAP Latin America & Caribbean from 2020 until 2022, and President of SAP Cloud Success Services from 2022 until January 2024. Prior to joining SAP, he served as Chief Executive Officer of NEORIS for 10 years, transforming the Latin American start-up company into a global management and information technology consulting business. Mr. Muruzabal also previously served as Vice President of Teradata Corporation in Latin America and the Caribbean and worked at NCR Corporation for over 20 years, where he held various senior executive positions. 161

Mr. Muruzabal has been recognized consecutively from 2016 to 2023 with the HITEC 50 Award, as one of the top 50 most influential and notable Hispanic Professionals in the information technology industry. In 2019, he was recognized by the Council of the Americas organization with the “Technology Leader of the Year” Bravo Award. Key Skills and Qualifications: Mr. Muruzabal brings to the Board executive leadership experience and technology and international operations experience, including through his service as president and chairman of various business units of a publicly traded multinational software company. He also brings to the Board executive-level experience in accounting and finance, marketing, product development, strategic planning, and sustainability/ESG. Education: Bachelor’s degree from the Catholic University of Argentina with double major in Business Administration and Accounting, and Global Executive M.B.A. from The Fuqua School of Business at Duke University. Other Public Company Boards: None. Director Compensation The Company does not pay any compensation to its directors specific to their services as directors of the Company. Information about our Executive Officers The following information is furnished with respect to our executive officers, each of whom is elected by and serves at the pleasure of the Board of Directors, Terms are indefinite. The business experience information provided for the executive officers only covers the past five years. Vivek Agrawal, 56, has been Executive Vice President and Chief Growth Officer of the Company and Principal Financial Group, Inc. (“PFG”) since March 2023. Prior to joining the Company and PFG, he was a senior partner at McKinsey & Company, where he led consulting practices in both the United States and Asia and contributed to the growth of top-tier asset management, retirement, wealth management and insurance organizations. Kamal Bhatia, 52, has been the President and Chief Executive Officer of Principal Asset Management of the Company and PFG since February 10, 2024, and President and Chief Executive Officer of Principal Funds since August 2019. Prior to his current position, he was the Global Head of Investments for Principal Asset Management from 2023 to February 10, 2024, and Chief Operating Officer of Principal Asset Management from 2020 to 2023. Previously, he held leadership roles at OC Private Capital, OppenheimerFunds, TIAA, Mellon Asset Management and Citigroup. Thomas Cheong, 55, has been Executive Vice President of PFG since January 2021 and President, Principal Asia of PFG since March 2019. Thomas is from Singapore and is located in our Hong Kong office. Prior to his current position, he was Senior Vice President of PFG from 2019 to 2020 and served as Vice President, Head of North Asia of PFG from 2015 to 2019. Previously, he held several leadership roles in various Asia markets at Manulife Financial Corporation and Prudential UK. Amy Friedrich, 53, has been President of Benefits and Protection since May 2017. Prior to her current position, she was Senior Vice President of the Specialty Benefits division of U.S. Insurance Solutions from 2015 to 2017 and Vice President of Specialty Benefits from 2008 to 2015. Patrick Halter, 64, was President and Chief Executive Officer of Principal Asset Management of the Company and PFG from November 2022 until February 10, 2024. He is serving in an interim role of Division President of Principal Asset Management beginning on February 10, 2024, until his retirement from the Company and PFG on April 2, 2024. Previously, he was President of Global Asset Management of the Company and PFG from 2020 to 2022, Chief Executive Officer for Principal Global Investors from 2018 to 2022 and held leadership roles in Principal Global Investors and Principal Real Estate Investors. Daniel Houston, 62, has been a director of the Company and PFG and President and Chief Executive Officer of the Company and PFG since August 2015. Prior to his current position, he held the same positions 162 except was Chief Operating Officer (and not Chief Executive Officer) from 2014 to 2015. Previously, he served as President, Retirement, Insurance and Financial Services of the Company and PFG from 2010 to 2014 and held several leadership roles in Retirement and Income Solutions of the Company and PFG. Kathleen Kay, 61, has been Executive Vice President of the Company and PFG since March 2022 and Chief Information Officer of the Company and PFG since May 2020. Prior to her current position, she was Senior Vice President of the Company and PFG from 2020 to 2022. Previously, she was Senior Vice President and Chief Information Officer of Pacific Gas & Electric Company from 2015 to 2020, Enterprise Chief Technology Officer at SunTrust from 2012 to 2015 and held leadership roles at Comerica Bank and OnStar of General Motors. Natalie Lamarque, 47, has been Executive Vice President and General Counsel of the Company and PFG since July 2022 and Secretary of the Company and PFG since October 2022. Prior to her current position, she was with New York Life Insurance Company in various roles, including General Counsel from 2020 to 2022 and Deputy General Counsel from 2019 to 2020, both while a Senior Vice President; Vice President in Corporate Compliance from 2016 to 2019; and Associate General Counsel from 2014 to 2016. Previously, she served as an Assistant U.S. Attorney in the Criminal Division of the U.S. Attorney’s Office of the Southern District of New York and worked as an attorney at Debevoise & Plimpton LLP. Christopher Littlefield, 57, has been President, Retirement and Income Solutions since March 2022. Prior to his current position, he was Executive Vice President and General Counsel of the Company and PFG from 2020 to 2022 and Secretary of the Company and PFG from 2020 to 2022. Previously, he served as President and Chief Executive Officer of Fidelity & Guaranty Life Insurance Holdings from 2014 to 2018 and held several leadership roles at Aviva USA Corporation and AmerUS Group Co. Kenneth McCullum, 59, has been Executive Vice President and Chief Risk Officer of the Company and PFG since April 2023. Prior to his current position, he was Senior Vice President and Chief Risk Officer from 2020 to 2023 and Vice President and Chief Actuary from 2015 to 2020. Previously, he served as Executive Vice President responsible for business development and in force management at Delaware Life Insurance Company from 2013 to 2015 and held several leadership roles at Sun Life Financial and the Hartford. Deanna Strable-Soethout, 55, has been Executive Vice President and Chief Financial Officer of the Company and PFG since February 2017. Prior to her current position, she was Executive Vice President of the Company and PFG from 2016 to 2017 and President, U.S. Insurance Solutions of the Company and PFG from 2015 to 2017. Previously, she served as Senior Vice President of the Company and PFG from 2006 to 2015. Compensation Discussion and Analysis (“CD&A”) This CD&A describes Principal Financial Group, Inc.’s (“PFG”) and Principal Life Insurance Company’s (the “Company”) Executive compensation objectives and philosophy. It also describes our 2023 compensation program and reviews the outcomes, including Principal’s financial performance in 2023 (“Principal” encompasses PFG, the Company, their affiliates and subsidiaries). Our Named Executive Officers (“Executives”) in 2023 are listed in the below table. Name Title Allocation Percentage Daniel Houston President and Chief Executive Officer 100% Deanna D. Strable-Soethout Executive Vice President and Chief Financial Officer 100% Christopher J. Littlefield President – Retirement and Income Solutions 64% Amy C. Friedrich President-U.S. Insurance Solutions 49% Teresa Hassara Senior Vice President – Workplace Savings and Retirement Solutions 96% The Company does not have any employees of its own, but rather is provided its Executives and other personnel by an affiliate, Principal Workforce, LLC (“Principal Workforce”). All personnel providing services to the Company, including Executives, are employees of Principal Workforce (or, in very limited cases, 163 affiliates) and Principal Workforce has ultimate legal responsibility for paying compensation earned by, or otherwise paid to, the Executives. As is the case with other affiliates of the Company and Principal Workforce, the Company is allocated a certain amount of the costs associated with Principal Workforce’s employees, including the Executives, and the Company is responsible for funding the employee costs allocated to the Company. The Allocated Percentage of compensation attributed to the Company in this CD&A, and set forth in the above table, is based on an estimate of the time the respective Executive works on the Company’s matters as compared to his or her total time working on all Principal entities’ matters. These percentages are used throughout this CD& A in calculating each part of the Executives’ compensation and benefits. Our Compensation Program Philosophy We design our executive compensation program to align the interests of executives and shareholders. We maintain a culture of pay for performance, in which we tie a significant portion of our Named Executive Officers’ total compensation to Company and individual performance in achieving short- and long-term financial and strategic goals that serve the long-term interests of our shareholders. We design our compensation program to attract and retain high-caliber, diverse executive officers to deliver sustained high performance for our customers and shareholders. Consistent with the philosophy underlying our compensation program, we target the market median of our Peer Group for an executive’s total compensation, with actual compensation varying based on performance and tenure. The primary principles that guide our compensation program are summarized below. Our Compensation Principles Attract and retain talented executives, and motivate them to perform at the highest level and contribute significantly to the Company’s long-term success. Reinforce the Company’s pay for performance culture by making a significant portion of total compensation variable and by differentiating awards based on Company and individual performance in achieving short- and long-term financial and strategic objectives. Have a greater percentage of compensation at risk for executives who bear higher levels of responsibility for the Company’s performance. Align the interests of executives and other stakeholders, including shareholders, customers, and employees, by having a significant portion of the executives’ compensation in stock and requiring Executives to hold stock. Support important corporate governance principles and established best practices. Compensation Policies The Company’s executive compensation program incorporates the following best practices: Independent Consultant. Compensation Advisory Partners is selected and retained by the Committee to advise on the executive compensation program and to advise the Nominating and Governance Committee on compensation for non-employee Directors. Risk Review. Reviews and analyses of the Company’s employee incentive compensation plans are conducted on a regular basis to determine whether the plans are reasonably likely to have a material adverse effect on the Company. Emphasis on Variable Compensation. Most compensation paid to our Named Executive Officers is variable and at risk, linked to meeting our short-term and long-term financial and strategic goals and to the performance of the Company’s stock over time. Minimum Vesting Period. The Principal Financial Group, Inc. 2021 Stock Incentive Plan provides equity governance enhancements including a minimum one-year vesting requirement on equity awards and a prohibition on share recycling (i.e., shares withheld for tax purposes will not be added back into the share reserve). 164

Executive Ownership. Executives are required to own a meaningful amount of stock in the Company to ensure their interests are aligned with the shareholders’ interests and with the Company’s long-term performance. Prohibition on Hedging. Principal prohibits all employees, including Named Executive Officers, from purchasing any Principal securities on margin (except for exercising stock options); engaging in short sales or trading in any put or call options; and purchasing, directly or indirectly, any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that is designed to hedge or offset any decrease in the market value of Principal securities. Clawback Policies. The Committee has adopted a mandatory compensation recovery policy, in compliance with the newly implemented Section 10D of the Securities Exchange Act of 1934 and related Nasdaq Stock Market rules, that applies to our Section 16 Officers, including our Named Executive Officers, and a discretionary compensation recovery policy that applies to both our Section 16 Officers and other senior executives, providing for repayments by the executives of erroneously awarded incentive-based compensation that is based on incorrect financial statements or executive misconduct. Market Severance Protection. Executives are eligible for market-based severance protection under The Principal Financial Group, Inc. Executive Severance Plan if they are terminated because of layoffs, position elimination, or similar reasons. Limited Perquisites. Modest additional benefits to help attract and retain Executive talent and enable executives to focus on Company business with minimal disruption are offered. No Repricing of Stock Options. Principal has not repriced underwater stock options and will not do so without shareholder approval. Tax and Accounting Efficiency. The Committee considers the tax and accounting consequences of each element of compensation. No Gross Ups. Executives do not receive any income tax gross-ups, except that all employees, including executives, receive an income tax gross-up in connection with benefits provided with relocation. 2023 Company Performance Highlights The previous year was a great one for Principal, delivering on our ambitious outlook for the enterprise despite some macroeconomic headwinds, including geopolitical events and global inflation, which resulted in elevated market and interest rate volatility and increased allocations to cash and cash equivalents. Margins across the enterprise remained strong as we took actions to reduce expenses to align with revenue while investing for growth and increasing scalability. In 2023, Principal reported $623 million of net income attributable to Principal Financial Group, or $2.55 per diluted share. Reported net income attributable to Principal Financial Group included an unfavorable impact from exited business, which is non-economic and driven by the change in the fair value of the funds withheld embedded derivative. This does not impact our capital or free cash flow and can be very volatile. Non-GAAP operating earnings2 was $1.6 billion, or $6.55 per diluted share3 (EPS) — a 3% increase in reported EPS compared to 2022. At the end of the year, we reported $695 billion of assets under management (AUM) managed by Principal, a 9% increase from 2022, and $1.6 trillion of assets under administration (AUA), which includes AUM. Our diversified and integrated business model continued to prove resilient and delivered strong results in 2023. Our strong capital position and free capital flow conversion reflect actions we took to increase capital 2 Non-GAAP operating earnings is defined as Net income attributable to PFG less Net realized capital gains (losses), as adjusted less Income (loss) from exited business. See non-GAAP financial measure reconciliations in Appendix B. 3 Non-GAAP operating earnings per diluted share. 165 efficiency and enabled us to deliver on our capital deployment strategy — investing for growth in our businesses and returning more than $1.3 billion of capital to shareholders through share repurchases and common stock dividends. We are in a strong position to drive long-term growth for our shareholders through our growth drivers of retirement, asset management, and benefits and protection. Long-term financial targets ANNUAL GROWTH IN EARNINGS PER SHARE3 9-12% RETURN ON EQUITY4 14-16% FREE CAPITAL FLOW CONVERSION 75-85% Non-GAAP operating earnings $1.6B (-1% vs. FY 2022) Excess and available capital $1.7B Non-GAAP operating EPS $6.55 (+3% vs. FY 2022) Share repurchases $0.7B Total company AUM managed by PFG $695B (+9% vs 2022) Non-GAAP ROE4 12.8% The three-year and five-year total shareholder returns were positioned well ahead of our asset management and insurance peers. One-year total shareholder return lagged our peers. 1-, 3- and 5-Year Total Shareholder Return1 : PFG vs. Peers -2.8% 76.6% 117.7% 11.0% 52.2% 105.0% 7.0% 21.7% 38.3% -20.0% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 140.0% 120.0% 1 YR TSR 3 YR TSR 5 YR TSR PFG Insurance Peers Asset Manager Peers Financial Services, Insurance, and Asset Manager Peers are listed on page 176. 2023 Compensation Highlights In 2023, the Company’s shareholders voted to approve the compensation program for our Named Executive Officers with approximately 97% of the shares voting in support of the program. The Company 4 Non-GAAP return on equity (“ROE”) is defined as non-GAAP operating earnings divided by average stockholders’ equity available to common stockholders excluding cumulative change in fair value of funds withheld embedded derivative and accumulated other comprehensive income other than foreign currency translation adjustment. 1 Our total shareholder return methodology includes the share price return and cash dividends paid during the time period December 31, 2022, through December 31, 2023 (1-year TSR), December 31, 2020, through December 31, 2023 (3-year TSR) and December 31, 2018, through December 31, 2023 (5-year TSR). 166 considered the strong shareholder support of the compensation program to be approval of the Company’s compensation philosophy, which has not changed since that vote. • In March 2023, Mr. Houston’s base salary increased from $1,000,000 to $1,050,000. Additionally, his annual incentive target remained at 375% of his eligible earnings, and the grant date fair value of his long-term incentive award was $9,450,000. His Principal Financial Group Incentive Pay Plan (PrinPay Plan) payout for 2023 was $3,310,096. • Based on the Company’s 2023 annual performance achievements, many of which are outlined above, our 2023 PrinPay score in the annual incentive program was earned at 85% of target. Individual modifiers for our Named Executive Officers ranged between 100% and 110% of the PrinPay score. • Based on the Company’s two-year average non-GAAP return on equity (“ROE”) and two-year average non-GAAP book value per share2 performance, the 2021 – 2023 Performance Based RSUs (“PSUs”) vested on December 31, 2023, and 114% of the target number of shares were paid out in February 2024, according to the established performance scale, and approved by the Human Resources Committee. Summary of Our Compensation Elements: Compensation Component Objective Description and 2023 Highlights Base Salary Provides fixed income based on the size, scope, and complexity of the Named Executive Officers’ role, performance, and relative position compared to market pay information. In 2023, the Committee increased certain Named Executive Officers’ base salaries, as detailed on pages 177 to 178. Annual Incentive (“PrinPay”) Compensation Motivates and rewards overall corporate objectives as well as the Named Executive Officers’ contribution to achieving our annual objectives. A range of earnings opportunities, expressed as a percentage of base salary, is established for each Named Executive Officer. Actual bonuses depend on individual employee results and overall Company performance and profitability. Company performance and profitability are measured by performance to goals on Non-GAAP Operating Earnings, Customer Driven Revenue Growth Metrics, Diversity Index Score, and a Free Capital Flow modifier. Details of the program are outlined on pages 178 to 181. Based on the Committee’s assessment of our 2023 PrinPay score, the Named Executive Officers earned bonuses at 85% of target, with individual modifiers ranging between 100% and 110%, as detailed on page 179 to 180. 2 Non-GAAP book value (“Book Value”) per share is defined as total ending common equity excluding cumulative change in fair value of funds withheld embedded derivative and accumulated other comprehensive income divided by the number of common shares outstanding end of year. See non-GAAP financial measure reconciliations in Appendix B. 167

Compensation Component Objective Description and 2023 Highlights Long-Term Incentive Compensation Motivates and rewards long-term corporate performance as well as the Named Executive Officers’ contribution to achieving our long-term objectives. Reinforces the link between the interests of the Named Executive Officers and shareholders. Encourages retention. Each year, the Human Resources Committee establishes the long-term award opportunity for each Named Executive Officer. Through 2021, one half of the award was granted in stock options and the other half in PSUs. Commencing in 2022, awards are granted 70% in PSUs and 30% in time-based RSUs. PSUs are intended to incentivize participants to deliver on the Company’s defined financial goals. The value to participants varies based on the degree of achievement against those goals. PSUs typically have a three-year performance period and are measured on 50% average non-GAAP ROE and 50% Operating Margin1 .. Through 2021, the non-GAAP ROE portion of the award was also subject to a non-GAAP Book Value per Share threshold. Commencing in 2022, PSUs are subject to a Relative Total Shareholder Return2 (“RTSR”) metric with a range of 80% to 120%. We believe these are important metrics because Operating Margin measures profitability across our businesses, and non-GAAP ROE measures our efficiency in managing capital. Non-GAAP ROE is also a key measure for our shareholders. Time-based RSUs are intended to align participants with the Company’s long term value appreciation. RSUs have a three-year cliff vesting. Details of the program are outlined on pages 181 to 183. Benefits Protects against catastrophic expenses and provides retirement savings opportunities. Our Named Executive Officers participate in most of the same benefit plans as the Company’s other U.S.-based employees, including health, life, disability income, vision and dental insurance, an employee stock purchase plan, 401(k) plan, and pension plan. Certain of the Named Executive Officers also participate in non-qualified retirement plans (defined benefit and defined contribution). Perquisites Modest additional benefits to help attract and retain Executive talent and enable Named Named Executive Officers are eligible for one physical examination per year, business spousal travel, and gifts of nominal value given to all sales conference attendees. The Human Resources 1 Operating Margin is defined as non-GAAP pre-tax operating earnings, divided by non-GAAP gross profit. Non-GAAP gross profit is defined as total non-GAAP operating revenues less benefits, claims, and settlement expenses less dividends to policyholders. See non-GAAP financial measure reconciliations in Appendix B. 2 Relative Total Shareholder Return is defined as the Company’s Total Shareholder Return during the Performance Period as compared to the Total Shareholder Return of the S&P Financial Sector Index constituents during the Performance Period. 168

Compensation Component Objective Description and 2023 Highlights Executive Officers to focus on Company business with minimal disruption. Committee approved the ability of Named Executive Officers to participate in Principal Asset Management investment products on a reduced or no-fee basis. The Human Resources Committee also approved our CEO’s use of our corporate aircraft for limited personal travel. Termination Benefits Provides temporary income following a Named Executive Officer’s involuntary termination of employment, and, in the case of a change of control, helps ensure the continuity of management through the transition. A discussion of our change of control and separation benefits is on page 184. These benefits do not include excise tax gross ups. How We Make Compensation Decisions Human Resources Committee Involvement The Human Resources Committee, which is comprised entirely of independent Directors, oversees our overall compensation program, including compensation of our Named Executive Officers. In carrying out its responsibility for the 2023 compensation design, the Human Resources Committee retained the advisory services of Compensation Advisory Partners. Compensation Advisory Partners also advises the Nominating and Governance Committee on compensation for non-employee Directors (see pages 175 – 176). Compensation Advisory Partners receives compensation from the Company only for its work in advising these Committees. Compensation Advisory Partners does not and would not be allowed to perform services for management. The Committee assessed the independence factors in applicable SEC rules and Nasdaq Listing Standards and other facts and circumstances and concluded that the services performed by Compensation Advisory Partners did not raise any conflict of interest. Members of management, including the CEO, do not have a role in determining their own compensation. The CEO is not present when the Committee determines his compensation. The Committee consults with the independent Directors regarding the CEO’s performance and then determines the CEO’s compensation for the current year and the CEO’s compensation opportunity for the following year. Each year, the CEO — with input from our Human Resources Department and the compensation consultant — recommends the amount of base salary increase (if any), annual incentive award, and long-term incentive award for our Named Executive Officers other than himself. These recommendations are based on the Named Executive Officer’s performance, performance of the business areas for which the Named Executive Officer is responsible (if applicable), and other considerations such as retention. The Human Resources Committee reviews these recommendations and approves compensation decisions for each Named Executive Officer. The Role of the Independent Compensation Consultant and Interaction with Management The Human Resources Committee has the sole authority to hire, approve the compensation of, and terminate the engagement of the compensation consultant. The compensation consultant usually conducts an annual competitive review of compensation opportunities for each of the Named Executive Officers compared to the pay opportunities of similarly situated executives at the peer group companies (the “Peer Group”). A comprehensive review of compensation programs for the CEO and all of his direct reports is typically conducted every other year. In the years in which the compensation consultant does not conduct a compensation study, the Human Resources Committee 169 makes compensation decisions — in part based on survey data provided by the Human Resources Department and input provided by the compensation consultant. The last comprehensive review of executive compensation was conducted in 2022. That review covered all aspects of the incentive program design and structure of the Company’s overall compensation program for the Named Executive Officers, including: • A competitive review of compensation opportunities for each of the Named Executive Officers compared to the pay opportunities of similarly situated executives at Peer Group companies; • An analysis to ensure that total share dilution and the economic costs of long-term incentives are reasonable and affordable for the Company; and • A comprehensive market analysis of termination-related benefits related to cash severance and equity termination provisions. The compensation consultant: • Attended eight meetings of the Human Resources Committee in 2023, as requested by the Committee Chair; and • Reviewed and commented on drafts of the Compensation Discussion & Analysis and related compensation tables for the proxy statement. Use of Compensation Data The Human Resources Committee determines the Peer Group of companies it uses to compare the Named Executive Officers’ compensation as part of the compensation consultant’s biennial study. The compensation consultant recommends an appropriate Peer Group of public, similarly sized, diversified financial services, insurance, and asset management companies, considering the Company’s and the Peer Group companies’ strategy, mix of business, and size, as measured primarily by annual revenues, market capitalization, and total assets. These companies are the major competitors in one or more of the Company’s businesses, but none represent the exact business mix of the Company. Principal targets compensation for the Named Executive Officers at the median compensation of the named executive officers at the Peer Group companies. The Human Resources Committee reviewed companies in the Peer Group in 2022 as part of our biennial compensation review, and Bank of New York Mellon and State Street were added based on the size of their revenue, market capitalization, operating profit, and significant global operations relative to the Company. Manulife and SunLife were removed based on differing pay practices of Canadian companies. The Peer Group used for 2023 compensation decisions included the following companies: Financial Service and Insurance Asset Managers • Ameriprise Financial • Equitable Holdings • Lincoln National • MetLife • Prudential Financial • Unum Group • Voya Financial • Affiliated Managers Group • Bank of New York Mellon • Franklin Resources • Invesco • State Street • T. Rowe Price The Committee also uses annual data from third-party industry surveys for its compensation decisions.1 Our executives participate in the same broad-based employee benefit programs as other employees. Every two to three years, the Company’s non-cash employee benefit programs are compared to a custom peer group representing both proxy peer group members and select employers with which we believe we compete for talent, including several local employers. Each year, the Committee reviews the total compensation paid to the Named Executive Officers by reviewing tally sheets, which include base salaries, annual and long-term incentive awards earned, deferred 1 The surveys used were the McLagan Investment Management survey, Towers Watson U.S. Financial Services Studies Executive Database, revenue greater than $7 billion, and the Towers Watson Diversified Insurance Study of Executive Compensation, 0.5x – 2.0x revenue. The names of the companies participating in these surveys are included in Appendix A. 170 compensation, outstanding equity awards, benefits, perquisites, and potential payments under various termination scenarios. The Committee uses this information to analyze the value of compensation actually delivered versus the compensation opportunities established by the Committee. The information is also used in making compensation and compensation plan design decisions. 2023 Executive Compensation Decisions In general, as stated above, the Company’s pay philosophy is to target the market median of the Peer Group for a Named Executive Officer’s total compensation, with actual compensation varying based on performance and tenure. The Committee made compensation decisions for the Named Executive Officers based on: • The Company’s strategic and human resources objectives; • Competitive data for the Peer Group and for a broader group of diversified financial services companies (see Appendix A for a complete list of these companies); • Corporate and individual performance on key initiatives; • Corporate performance compared to our competitors; • Economic conditions; • Retirement benefits; • The CEO’s compensation recommendations for Named Executive Officers; • Advice of the Committee’s compensation consultant; and • How the elements of compensation contribute to and interrelate with total compensation. The Committee also considers the tax and accounting consequences of each element of compensation. Following changes in the tax laws in 2017, we generally cannot deduct annual compensation paid to certain covered employees in excess of $1 million for each such employee, subject to limited grandfathered arrangements. Accordingly, these and other factors often result in compensation opportunities that will not be fully tax deductible. To attract, retain, and reward executives who help us realize our strategic initiatives and objectives, the Committee believes that it should consider all relevant factors in the design of our compensation program. While the Committee considers the tax consequences of compensation decisions, the Committee’s primary focus is designing competitive and effective compensation programs. Key Elements of Fiscal 2023 Compensation Program The charts below show the 2023 target total compensation for our Named Executive Officers, as well as the proportion of their compensation tied to Company performance. Most compensation paid to our Named Executive Officers is variable and at-risk, linked to meeting our short-term and long-term financial and strategic goals and to the performance of the Company’s stock over time. 7% CEO At-Risk Pay Mix: CEO At-Risk Pay Mix: Other NEOs 27% 7% 14% 93% 86% 20% 46% Base Salary Annual Incentive PSUs RSUs At-Risk Guaranteed At-Risk Guaranteed 171

Base Salary When determining base salary for each Named Executive Officer, the Committee considers the Peer Group median for comparable executive positions, as well as the survey data referenced above, the Named Executive Officer’s performance and work experience, the importance of the position to the Company, and how difficult it would be to replace the Named Executive Officer. The table below provides the historical base salaries of the Named Executive Officers. The 2023 salary increases for Messrs. Houston and Littlefield and Mses. Strable-Soethout and Friedrich were made to better align their compensation with the median compensation levels among our peer companies. Named Executive Officer 2021 2022 2023 Percent Increase 2022 – 2023 Houston .............................. $1,000,000 $1,000,000 $1,050,000 5% Strable-Soethout ........................ $ 661,000 $ 694,000 $ 728,500 5% Littlefield ............................. $ 400,000 $ 428,800 7% Friedrich ............................. $ 283,710 $ 312,130 $ 327,810 5% Hassara .............................. $ 508,800 $ 524,160 3% Annual Incentive Compensation Named Executive Officers participate in the PrinPay Plan, the Company’s broad-based annual incentive compensation plan for employees. Awards are calculated based on eligible earnings during the plan year. The PrinPay Plan links annual incentive pay to individual employee results and overall Company performance and profitability as measured by: • Non-GAAP operating earnings: Non-GAAP operating earnings is revenue less expenses and taxes. It continues to be a primary indicator of our organization’s financial performance. • Customer revenue growth: This metric focuses on revenue growth from customer-driven actions rather than market/macro conditions. • Managed net cash flow: This metric represents net cash flows (deposits less withdrawals) we’re managing within Principal. Managed net cash flow can contribute to customer growth and, if positive, increases assets under management. • Diversity index: The metrics included in the diversity index contribute to our ability to create a more diverse, equitable, and inclusive workforce, culture, and supplier base. Specific measures cover: hiring, promotion, and turnover rates; supporting and participating in employee resource groups and other inclusion-related learning opportunities and events; benchmarking; supplier diversity; and new employee education and awareness. • Free capital flow payout ratio: Used as a modifier, free capital flow payout as a ratio to net income is an indicator of using capital wisely to drive growth and be seen as an industry leader in driving shareholder value. Free capital flow is the capital generated by each business operation that flows to the enterprise and enables organic reinvestment for growth and external deployment to drive shareholder value. After establishing the Company score, an employee’s individual performance is assessed to determine the individual performance score. The Company performance component emphasizes the importance of overall corporate results. The Human Resources Committee may also consider factors that could not have been anticipated when corporate goals were established and adjust the corporate score up or down. 172

The Committee set and approved the following target awards for our Named Executive Officers in 2023: Target Annual Incentive Percentages (as a percentage of base salary) Named Executive Officer 2023 Houston .......................................................... 375% Strable-Soethout .................................................... 200% Littlefield ......................................................... 200% Friedrich .......................................................... 200% Hassara ........................................................... 125% In establishing the target award opportunity for Messrs. Houston and Littlefield, and Mses. Strable-Soethout, Friedrich and Hassara, the Committee considered the median incentive targets for comparable executive positions in the Peer Group companies, as well as the survey data referenced above. Performance Goal Setting In setting performance goals for our compensation program, • In September: The Board meets to review the Company’s long-term strategy. • In November: The CEO, CFO, and Division Presidents recommend preliminary financial goals for the Company and business units and strategic initiatives for the next year. The Board Finance Committee reviews the proposed goals, underlying assumptions of the goals and initiatives, key drivers of financial performance, trends, and business opportunities, and advises the Board and Human Resources Committee on the appropriateness of the financial goals. • In February: The Committee reviews and approves the final goals for the Company and the CEO, as well as reviews the goals for the other Named Executive Officers, each with input from the Finance Committee and Board based on prior year-end financial results. All employees develop individual performance goals with their leaders that support the Company’s goals. Final Annual Incentive Pay Award Determination In determining final awards for PrinPay participants, the Committee uses the following approach: Step 1: Review the PrinPay performance measures and modifier results compared to PrinPay Plan goals to determine initial award payout. Performance Measures Threshold Target Maximum Actual 2023 Performance Adjusted(1) Non-GAAP Operating Earnings ($Mil.) ........ $1,200 $1,600 $2,000 $1,608 Customer Driven Growth Metrics Customer revenue growth ......................... 0% 2.5% 3.8% 1.2% Managed net cash flow ($Bil.) ...................... $ 0 $ 8.4 $ 12.6 $ (9.4) Diversity index scores ............................. 90% 100% 110% 105% (1) Adjusted Non-GAAP Operating Earnings for the annual actuarial assumption review (AAR). This is in line with past practices as AAR impacts can cause significant volatility and are not necessarily reflective of ongoing financial performance Performance Modifier Threshold Target Maximum Actual 2023 Performance Free Capital Flow ............................... <40% 75 – 90% 75 – 90% 85% 173

Step 2: Determine final PrinPay Company score based on a review of performance against goals across multiple dimensions. Step 3: Determine the individual performance modifier as shown below: Individual Performance Modifier The Individual Performance Modifier in the PrinPay Plan is used as a multiplier and is based on performance compared to 2023 goals. The Committee assessed each Named Executive Officer’s performance against the identified individual performance objectives and approved individual performance modifier payouts as shown below: Named Executive Officer Individual Performance Modifier Individual Performance Objectives Houston 100% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Enterprise value strategies in growth businesses; • International and emerging markets strategies; • Business Unit earnings growth strategies; • Enterprise customer, digital, and data-driven experiences strategies; • Diversity and inclusion objectives; and • Other Company-wide strategic priorities. Strable-Soethout 100% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Enterprise operational effectiveness and efficiency goals; • Capital efficiency and re-allocation objectives; • Enterprise strategy objectives; • Diversity and inclusion objectives; and • Other Company-wide strategic priorities. Littlefield 100% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Retirement and Income Solutions financial goals (including business operating earnings, ROE, operating margin, cash flow, investment performance, and others); • Retirement and Income Solutions operating model objectives; • Capital efficiency objectives; • Enterprise business intersection strategies; • Diversity and inclusion objectives; and • Other Company-wide strategic priorities. 174

Named Executive Officer Individual Performance Modifier Individual Performance Objectives Friedrich 110% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Benefits and Protection financial goals (including business operating earnings, ROE, operating margin, cash flow, investment performance, and others); • Benefits and Protection group benefit growth strategies; • Benefits and Protection customer engagement strategies; • Enterprise business intersection strategies; • Diversity and inclusion objectives; and • Other Company-wide strategic priorities. Hassara 105% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Workplace Savings & Retirement Solutions operating model objectives; • Workplace Savings & Retirement Solutions customer value and experience objectives; • Enterprise business intersection strategies; and • Other Company-wide strategic priorities. Step 4: Calculate final award amounts. Name 2023 Eligible Earnings 2023 Target PrinPay Score Individual Modifier Final Award Houston .............................. $1,038,462 375% 85% 100% $3,310,096 Strable-Soethout ......................... $ 720,538 200% 85% 100% $1,224,915 Littlefield .............................. $ 644,231 200% 85% 100% $ 700,923 Friedrich .............................. $ 324,192 200% 85% 110% $ 606,238 Hassara ............................... $ 530,000 125% 85% 105% $ 567,630 Named Executive Officers may defer annual awards into the Excess Plan, as illustrated in the footnote to the Non-Equity Incentive Compensation column of the Summary Compensation Table, on page 187. Long-Term Incentive Compensation The long-term incentive compensation program is designed to align the interests of our Named Executive Officers and shareholders. A Named Executive Officer’s compensation reflects the degree to which multi-year financial objectives are achieved and shareholder value is increased. Our retirement, life insurance, and asset management products support our clients’ needs throughout different phases of their lifetimes, which is why the long-term focus of the compensation programs is particularly important. The long-term incentive compensation program also encourages collaboration among Named Executive Officers in pursuing Company-wide goals. When determining long-term incentive awards for the Named Executive Officers, the Committee primarily considers competitive market levels based on Peer Group and survey data, as well as the advice of its independent compensation consultant. The Committee also uses the following factors in determining a Named Executive Officer’s award (“Award Granted”): 175

• The Named Executive Officer’s performance; • The importance of the Named Executive Officer to the Company over the long term; • The potential impact the Named Executive Officer could have on the Company’s results; • The Named Executive Officer’s performance relative to their peers within the Company; • Company performance compared to our competitors; • Retention concerns; and • Tenure in role. The compensation the Named Executive Officers ultimately receive may vary considerably from the grant date fair value of the Award Granted, due to the Company’s performance and changes in share price that occur after the grant. 2023 Long-Term Incentive Grant Named Executive Officer Award Granted Houston .................................................... $9,450,000 Strable-Soethout ............................................... $3,278,250 Littlefield .................................................... $1,456,000 Friedrich .................................................... $1,147,335 Hassara ..................................................... $1,272,000 In 2023, the Named Executive Officers’ long-term compensation was granted in the form of 70% PSUs and 30% time-based RSUs. The awards granted were based on the Named Executive Officer’s performance and compensation compared to pay opportunities of similarly situated executives at the Peer Group companies. PSUs entitle a Named Executive Officer to earn shares of Common Stock if certain performance levels are achieved. The Committee uses time-based RSUs to increase retention aspects of the long-term incentive program. The weighting is not based on a specific formula or algorithm and is intended to create a balance between the achievement of specific operating objectives and retention. Time-based RSUs have a three-year cliff vesting. Dividend equivalents become additional RSUs, which vest and are converted to Common Stock at the same time and to the same extent as the underlying RSU. For PSUs, after a threshold non-GAAP ROE or Operating Income goal is achieved or exceeded2 , PSUs vest based on continued service and achieving an average non-GAAP ROE and Operating Margin, each weighted 50%, typically over a three-year period (with each three-year period treated as a “Performance Cycle”). For the 2021-2023 performance cycle, a two-year performance period was approved by the Committee due to accounting changes that may have significant impact on our reported results. The accounting change was originally going to impact our 2022 results, but the implementation was delayed by the FASB until 2023. As a result, we have reverted to a full three-year performance cycle for awards in 2022 and beyond. 2 For the 2023 PSUs, the performance threshold is met if either of the following goals is met: • Three-year average non-GAAP ROE of 7.5%; or • $2 billion cumulative non-GAAP pre-tax operating income (“OI”) Non-GAAP pre-tax operating income with respect to any calendar year shall mean annual pre-tax income from the Company’s continuing operations, minus net realized capital gains (losses), minus net realized capital gains (losses) on funds withheld assets, minus change in fair value of funds withheld embedded derivative. Average non-GAAP ROE was selected because it reflects the efficient use of Company capital in generating profits. Average operating margin was selected as a measure because it is common among asset management peers and reflects the efficient use of Company expenditures in generating profits. See non-GAAP financial measure reconciliations in Appendix B. 176

Named Executive Officers may defer the receipt of PSUs. 2023 – 2025 PSU Performance Cycle Performance Level Threshold Award Target Award Maximum Award (150% of Target) If neither the non-GAAP ROE nor the OI threshold performance objective is met, no PSUs will be earned or paid out. Payout (% of Target)1 ................... 50% 100% 150% Average Non-GAAP ROE ............... 7.6% 13.2% 17.2% Operating Margin ..................... 14.3% 28.5% 37.1% Relative Total Shareholder Return (“RTSR”) metric: If the Company’s RTSR is in the top quartile, the result will be multiplied by 1.2. If the Company’s RTSR is in the bottom quartile, the result will be multiplied by 0.8. If the Company’s RTSR is between the 25th and 75th percentiles, the result will be multiplied by 1.0. The PSUs granted in 2023 for the 2023-2025 Performance Cycle will vest based on performance scales for three-year average non-GAAP ROE and Operating Margin over the performance period, each weighted 50%. Payout will be modified based on a three-year relative Total Shareholder Return metric. For the 2023 – 2025 Performance Cycle, PSUs will vest at the end of the three-year Performance Cycle, subject to continued employment or service. Timing of Stock Awards and Other Equity Incentives Annual grants of PSUs and time-based RSUs for the Named Executive Officers are determined by the Committee at its February meeting, which occurs following the release of the prior year’s results. The Committee’s equity grant policy ensures that the grant date for all time-based RSUs and other stock-based awards will never be earlier than the date of approval. The grant date for the awards to the Named Executive Officers is the date of approval by the Committee. Benefits The Named Executive Officers participate in the Company’s broad-based employee benefits program, including: • A qualified pension plan; • A 401(k) plan; • Group health, dental, vision, and disability coverage, and life insurance; • A discounted employee stock purchase plan; • Flexible time off; and • Flexible spending account plans. We also offer all Named Executive Officers a non-qualified defined contribution plan (“Excess Plan”) and a defined benefit non-qualified retirement plan (“NQDB”). These benefits are offered to attract and retain talent and provide long-term financial security to employees. The NQDB helps the Company attract midcareer executives and retain executives by providing competitive retirement benefits. The NQDB is coordinated with the qualified pension plan and is designed to restore benefits that otherwise would accrue to the Named Executive Officers in the absence of Tax Code limitations on the qualified pension plan. The narrative to the Pension Benefits Table on pages 190 – 192 provides additional information about the NQDB and the qualified pension plan. We maintain the Excess Plan to attract and retain executives by 1 Straight line interpolation is used to determine awards for performance between threshold and target and between target and maximum. 177 allowing executives to save for retirement and to provide matching contributions on those savings, without regard to the limitations imposed by the Tax Code on 401(k) plans. The narrative to the Non-Qualified Deferred Compensation Table on page 193 provides additional information about the Excess Plan. The value of the retirement and savings plans is targeted to be, in the aggregate, slightly above the median of diversified financial services companies because a large portion of the Company’s business centers on the sale of retirement products. All other benefits are targeted at market median in the aggregate, which supports the Company’s benefit strategy and aids in attracting and retaining talent. Change of Control and Separation Pay The Committee believes it is in the best interests of the Company and its shareholders to: • Assure that Principal will have the continued service of its Named Executive Officers; • Reduce the distraction of the Named Executive Officers that would result from the personal uncertainties caused by a pending or threatened Change of Control; • Encourage the Named Executive Officers’ full attention and dedication to Principal; and • Provide the Named Executive Officers with compensation and benefits upon a termination related to a Change of Control that are competitive with those of similar businesses. For these reasons, we have entered into Change of Control Employment Agreements with each of the Named Executive Officers. These agreements help align the financial interests of management with the Company, particularly when an acquisition would result in termination of the Named Executive Officer’s employment. These Change of Control Employment Agreements are based on market practice and do not affect other components of the Named Executive Officers’ compensation. When entering into these agreements, the Committee reviewed survey data and practices of other public insurance and financial services companies. The Committee continues to review market practices in this area for potential changes in these agreements. All benefits provided to the Named Executive Officers upon a Change of Control are paid after both a Change of Control and Qualifying Termination of employment have occurred (sometimes referred to as a “double trigger”), except that the then current value of the Named Executive Officer’s Excess Plan and NQDB will be paid upon a Change of Control to ensure that the value of those plans is not reduced if the Company is sold. These agreements do not provide excise tax gross ups. See pages 195 – 198 for details. As noted on pages 175 to 176, the Committee worked with the independent compensation consultant on a comprehensive market analysis of termination-related benefits related to our Executive Severance Plan, which provides benefits to the Named Executive Officers whose employment is terminated by the Company due to a reorganization or reduction in the workforce. Additional payments may be permitted in some circumstances as a result of negotiations with the Named Executive Officers, particularly when the Company requests additional covenants from the Named Executive Officers. See page 195 for details regarding benefits under the Executive Severance Plan. Stock Ownership Guidelines Our Named Executive Officers are required to own a meaningful amount of stock in the Company to ensure their interests are aligned with the shareholders’ interests and with the Company’s long-term performance. Once a Named Executive Officer achieves the required stock ownership level based on market value, the ownership requirement remains at the number of shares owned at the time, regardless of subsequent changes in stock price or salary. Upon promotion, a Named Executive Officer is required to meet the next level of stock ownership. Until the ownership guideline is met, Named Executive Officers are required to retain a portion of the “net profit shares” resulting from equity-based long-term incentive plan grants. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed at time of exercise, vesting of RSUs and PSUs, or earn out of performance shares. 178

The percentage of net profit shares that must be retained until ownership requirements are met are shown below: Executive Level Retention Ratio Multiple of Base Salary Chairman (Houston) ...................................... 75% 7 times Division Presidents and Executive Vice Presidents .................. 50% 4 times Senior Vice Presidents ..................................... 50% 2 times All Named Executive Officers comply with these guidelines. Hedging and Pledging Policy The Company prohibits all employees, including the Named Executive Officers, from purchasing any Company securities on margin (except for exercising stock options); engaging in short sales or trading in any put or call options; and purchasing, directly or indirectly, any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that is designed to hedge or offset any decrease in the market value of Company securities. We also prohibit our Board and those employees subject to Section 16 reporting requirements, including our Named Executive Officers, from directly or indirectly pledging, hypothecating, or otherwise encumbering Company securities as collateral for indebtedness. This includes, but is not limited to, holding Company securities in a margin account and pledging Company securities as collateral for a loan. This does not apply to the exercise of employee stock options. Repricing Policy Principal has not repriced underwater stock options, and we will not do so without shareholder approval. Clawback Policy The Committee has adopted a mandatory compensation recovery policy to comply with the newly implemented Section 10D of the Securities Exchange Act of 1934 and related Nasdaq Stock Market rules. The mandatory compensation recovery policy applies to our Section 16 Officers, including our Named Executive Officers, and requires repayment of certain incentive-based compensation erroneously awarded based on incorrect financial information that requires an accounting restatement. The Committee has also adopted a discretionary compensation recovery policy that more broadly applies to all senior executives, including Section 16 Officers. That policy aligns its restatement-related terms with the mandatory compensation recovery policy, but the Committee retains discretion to apply its terms. The discretionary compensation recovery policy also permits the Company to recover certain incentive-based compensation for misconduct that caused or could reasonably cause significant financial or reputational harm to the Company, where the Committee determines the executive either engaged in the misconduct or failed in their responsibility to manage, monitor, or report the misconduct or risks giving rise to the misconduct. Gross-Up Policy Our Named Executive Officers do not receive any income tax gross-ups, except that all employees, including the Named Executive Officers, receive an income tax gross-up in connection with benefits provided with relocation. Risk Assessment of Employee Incentive Plans The Human Resources Compensation Department and the chief risk officers in the business units annually conduct a review and analysis of the Company’s employee incentive compensation plans to determine whether the plans are reasonably likely to have a material adverse effect on the Company and review their processes and conclusions with the Chief Risk Officer. The following factors, among others, are assessed: 179

• Plan design; • Performance metrics and quality of goal setting; • Administrative procedures, including governance practices; • Plan compliance, communications, and disclosures; • Potential risks created by the plans; • Risk control factors and their effectiveness; and • Inherent and residual risk ratings. Some key factors that mitigate risks to the Company related to its incentive plans are the Company’s stock ownership guidelines for the Named Executive Officers, mandatory and discretionary compensation recovery policies, the anti-hedging policy, and the Human Resources Committee’s ability to exercise its judgment in evaluating the quality of performance achievements when determining earned compensation. A summary of the assessment process and conclusions is reviewed annually with the Committee. Based on this review, the Company has determined each year that its employee incentive compensation plans are designed to encourage behaviors that create and maintain shareholder value, do not encourage excessive risk, and are not reasonably likely to have a material adverse effect on the Company. Summary Compensation Table The following table sets forth the compensation paid to our Named Executive Officers for services provided to the Company and its subsidiaries during 2021, 2022 and 2023. Name and Principal Position Year Salary(1) Bonus Stock Awards(2)(3) Option Awards(2) Non Equity Incentive Plan Compensation(4) Changes in Pension Value and Non-Qualified Deferred Compensation Earnings(5) All Other Compensation(6) Total(7) Daniel J. Houston,........... Chairman, President, and Chief Executive Officer 2023 $1,038,462 $0 $9,661,687 $ 0 $3,310,096 $ 765,298 $343,285 $15,118,828 2022 $1,000,000 $0 $8,540,764 $ 0 $3,150,000 $ 598,475 $514,910 $13,804,149 2021 $1,000,000 $0 $4,275,014 $4,275,011 $6,075,000 $1,699,323 $241,815 $17,566,163 Deanna D. Strable-Soethout, ...... Executive Vice President and Chief Financial Officer 2023 $ 720,538 $0 $3,351,666 $ 0 $1,224,915 $ 678,864 $131,969 $ 6,107,952 2022 $ 686,385 $0 $2,323,577 $ 0 $1,008,985 $ 0 $196,651 $ 4,215,598 2021 $ 657,308 $0 $1,008,005 $1,008,051 $2,236,161 $ 670,792 $110,389 $ 5,690,706 Christopher J. Littlefield, ....... President – Retirement Income Solutions 2023 $ 412,308 $0 $1,488,613 $ 0 $ 700,923 $ 67,943 $ 50,774 $ 2,720,561 2022 $ 397,250 $0 $1,255,527 $ 0 $ 431,127 $ 36,869 $ 52,693 $ 2,173,467 Amy C. Friedrich, ........... President Benefits and Protection 2023 $ 324,192 $0 $1,173,039 $ 0 $ 606,238 $ 181,807 $ 36,350 $ 2,321,626 2022 $ 367,933 $0 $1,161,498 $ 0 $ 509,955 $ 0 $ 27,688 $ 2,067,074 2021 $ 339,704 $0 $ 418,466 $ 418,489 $ 605,352 $ 301,950 $ 33,318 $ 2,117,279 Teresa Hassara, ............ Senior Vice President, Workplace Savings and Retirement Solutions 2023 $ 508,800 $0 $1,300,462 $ 0 $ 567,630 $ 78,259 $ 17,299 $ 2,472,450 2022 $ 195,692 $0 $1,920,000 $ 0 $ 507,528 $ 11,758 $ 9,231 $ 2,644,209 (1) Includes 2023 salary deferred into the qualified 401(k) Plan and the Excess Plan, as shown below (information on deferrals for 2022 was included in last year’s proxy statement): 180

Named Executive Officer 401(k) Employee Contribution Excess Plan Employee Contributions Total Employee Contributions Houston .......................... $22,385 $83,077 $105,462 Strable-Soethout ..................... $44,502(a) $72,054 $116,556 Littlefield .......................... $23,546 $32,984 $ 56,530 Friedrich .......................... $ 8,714 $25,935 $ 34,649 Hassara ........................... $25,989 $ 0 $ 25,989 (a) In addition to 401(k) salary deferrals, Ms. Strable-Soethout made voluntary after-tax contributions. (2) Amounts represent the grant-date fair value of Option awards granted in 2021, 2022, and 2023 under the ICP. Values in respect of Options, PSUs and RSUs were determined in accordance with Topic 718, and the assumptions made in calculating them can be found in Note 22 of the Notes to the Consolidated Financial Statements in Item 8 of our 2023 Form 10-K. (3) PSUs will be earned and paid in shares of Common Stock only if performance requirements are met or exceeded. The PSUs are eligible for dividend equivalents, and the dividend equivalents are subject to the same performance requirements as the corresponding PSUs and are only earned if the performance measures are met or exceeded. The maximum payout for the 2021 PSUs is 150% of the target number of PSUs. The maximum payout for the 2022 and 2023 PSUs is 180% of the target number of PSUs. If the PSUs granted in 2023 are earned at the maximum payout, the grant date value of such PSUs would be increased by the amount shown in the following table. The table below shows the maximum payouts for the 2023 Performance Awards included in this column of the “Summary Compensation Table.” Named Executive Officer Grant Date Values Assuming Payout at Maximum Houston ............................................. $5,291,997 Strable-Soethout ....................................... $1,835,818 Littlefield ............................................ $ 815,368 Friedrich ............................................ $ 642,516 Hassara ............................................. $ 712,323 (4) The amounts shown represent annual incentive compensation awards earned in 2023 and paid in 2024 and include the following amounts deferred into the qualified 401(k) Plan and Excess Plan: Named Executive Officer Employee Contributions on Incentive Pay Houston ............................................... $268,423 Strable-Soethout .......................................... $372,453 Littlefield ............................................... $ 75,914 Friedrich ............................................... $ 5,218 Hassara ................................................ $ 0 (5) The amounts accrued each year differ from the amount accrued in prior years due to increases in age, service, and pay. The change in pension value is also highly sensitive to changes in the interest rate used to determine the present value of the payments to be made to the executive. Assumptions underlying the determination of the amount of increase in actuarial value for both the qualified and non-qualified pension plans are disclosed on page XX. Changes in these assumptions and compensation changes will impact this value annually. There are no above-market earnings on deferred compensation. 181

(6) All Other Compensation for the Named Executive Officers consists of the following: Named Executive Officer Perquisites & Other Personal Benefits(a) Principal Contributions to Defined Contribution Plans(b) Total Houston .................................. $91,977 $251,308 $343,285 Strable-Soethout ............................. $28,198 $103,771 $131,969 Littlefield .................................. $ 566 $ 50,208 $ 50,774 Friedrich .................................. $ 8,957 $ 27,392 $ 36,349 Hassara ................................... $ 1,099 $ 16,200 $ 17,299 (a) Represents the incremental aggregate cost to Principal for all perquisites provided during the year, including the value of an annual physical examination, business spousal travel, and gifts given to all sales conference attendees. Mr. Houston’s information includes the use of the Company’s corporate aircraft for limited personal travel. In addition, we have included director fees for Ms. Strable-Soethout for serving on the boards of certain international affiliates. (b) The amounts shown below are the Company’s matching contributions to the 401(k) Plan and the Excess Plan. The Excess Plan’s matching contributions are also included in the Company’s contributions in the Non-Qualified Deferred Compensation table on page 193. Named Executive Officer 401(k) Matching Contribution Made by Principal Excess Plan Matching Contribution Made by Principal Total Houston .......................... $16,875 $234,433 $251,308 Strable-Soethout .................... $16,875 $ 86,896 $103,771 Littlefield ......................... $10,800 $ 39,408 $ 50,208 Friedrich ......................... $ 8,269 $ 19,124 $ 27,392 Hassara .......................... $16,200 $ 0 $ 16,200 (7) Sum of the total dollar value of the other columns in this table. 182

Grants of Plan-Based Awards for Fiscal Year End December 31, 2023 Estimated Future Payouts Under Non-Equity Incentive Plan Awards All Other Stock Awards: Number of Shares of Stock Estimated Future Payouts Under Equity Incentive Plan Awards(3) Grant Date Fair Value of Stock and Option Awards(6) Exercise Price or Base Price of Option Awards ($/Sh)(5) Other Option Awards: Number of Securities Underlying Options(4) Name Grant Date(1) Threshold Target Maximum(2) Threshold Target Maximum Houston ................ $0 $3,894,231 $11,682,693 02/27/2023 14,919 74,594 134,269 $6,614,996 02/27/2023 31,969 $2,835,011 Strable-Soethout .......... $0 $1,441,077 $ 4,323,231 02/27/2023 5,175 25,877 46,579 $2,294,772 02/27/2023 11,090 $ 983,461 Littlefield ............... $0 $ 824,615 $ 2,473,846 02/27/2023 2,299 11,493 20,688 $1,019,210 02/27/2023 4,925 $ 436,788 Friedrich ............... $0 $ 648,383 $ 1,945,149 02/27/2023 1,811 9,057 16,302 $ 803,145 02/27/2023 3,881 $ 344,193 Hassara ................ $0 $ 636,000 $ 1,908,000 02/27/2023 2,008 10,041 18,073 $ 890,404 02/27/2023 4,303 $ 381,565 (1) The Human Resources Committee approved 2023 RSU and PSU grants for Mr. Houston and Littlefield, and Mses. Strable-Soethout, Friedrich and Hassara on February 27, 2023. (2) The maximum award shown is the maximum aggregate award payable under the PrinPay Plan for the Named Executive Officers. (3) These columns reflect PSUs granted on February 27, 2023. These PSUs will vest, if at all, according to the 2023-2025 PSU performance scale outlined on page 183, subject to continued employment through the end of the performance period. The maximum payout for the 2023 PSUs is 180% of the target number of PSUs. (4) Amounts represent the grant date fair value of the award determined in accordance with Topic 718. All assumptions made in calculating the aggregate fair value can be found in Note 22 of the Notes to the Consolidated Financial Statements included in Item 8 of our 2023 Form 10-K. (5) The per-share option exercise price is the closing price of the Common Stock on the date of grant. (6) Represents the grant date fair value of the award at target. 183

Outstanding Equity Awards at Fiscal Year End December 31, 2023 Option Awards Stock Awards Name Grant Date Number of Securities Underlying Unexercised Options Exercisable(1) Number of Securities Underlying Unexercised Options Unexercisable Option Exercise Price Option Expiration Date Number of Shares or Units of Stock That Have Not Vested(2) Market Value of Shares or Units of Stock That Have Not Vested Equity Incentive Plan Awards Number of Unearned Shares, Units, or Other Rights That Have Not Vested(3) Equity Incentive Plan Awards, Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(4) Houston ......... 02/26/2018 227,275 0 $63.98 02/26/2028 02/24/2020 133,990 0 $51.73 02/24/2030 03/05/2021 181,877 90,938 $58.68 03/05/2031 91,515 $7,199,513 03/01/2022 38,222 $3,006,907 03/07/2022 97,854 $7,698,205 02/27/2023 33,090 $2,603,206 77,210 $6,074,120 Strable-Soethout ... 02/23/2015 21,780 0 $51.33 02/23/2025 02/22/2016 68,040 0 $37.38 02/22/2026 02/27/2017 50,475 0 $62.78 02/27/2027 02/26/2018 55,140 0 $63.98 02/26/2028 02/25/2019 81,880 0 $53.09 02/25/2029 02/24/2020 92,000 0 $51.73 02/24/2030 03/05/2021 42,887 21,443 $58.68 03/05/2031 21,578 $1,697,572 02/28/2022 10,261 $ 807,264 03/07/2022 26,275 $2,067,080 02/27/2023 11,479 $ 903,048 26,785 $2,107,140 Littlefield ........ 02/24/2020 32,822 0 $51.73 02/24/2030 03/05/2021 13,461 13,461 $58.68 03/05/2031 6,773 $ 532,851 02/28/2022 5,459 $ 429,489 03/07/2022 13,979 $1,099,746 02/27/2023 5,098 $ 401,074 11,896 $ 935,874 Friedrich ......... 02/22/2016 5,814 0 $37.38 02/22/2026 02/27/2017 5,738 0 $62.78 02/27/2027 02/26/2018 17,483 0 $63.98 02/26/2028 02/25/2019 31,728 0 $53.09 02/25/2029 02/24/2020 35,897 0 $51.73 02/24/2030 03/05/2021 14,787 7,393 $58.68 03/05/2031 7,440 $ 585,289 02/28/2022 4,260 $ 335,145 03/07/2022 10,908 $ 858,139 02/27/2023 4,017 $ 316,050 9,374 $ 737,476 Hassara ......... 08/11/2022 26,070 $2,050,966 02/27/2023 4,454 $ 350,366 10,393 $ 817,600 184

(1) All options vest in three equal installments on the first, second, and third anniversaries of the grant date. Each of these options is also subject to accelerated vesting in certain events, such as the Named Executive Officer’s death, disability, or retirement (awards granted prior to January 1, 2016), or upon the occurrence of a Change of Control. (2) All RSUs vest on the third anniversary of the grant date. (3) The PSUs granted in 2021 are disclosed at 114% of target in accordance with ASC Topic 718. PSUs granted in 2022 have a three-year performance period and are subject to continued performance through December 31, 2024. The PSUs granted in 2023 have a three-year performance period and are subject to continued performance through December 31, 2025. They will pay out based on performance against certain non-GAAP ROE and OM targets with an RTSR modifier, but only if either the non-GAAP ROE or pre-tax operating income threshold performance measure is met as approved by the Human Resources Committee. (4) Assumes a stock price of $78.67 per share, the closing price of a share of Common Stock on the last trading day of the year, December 29, 2023, reported for the Nasdaq. Named Executive Officers may defer PSUs that are earned and would otherwise be paid shortly after the performance period. Annual cash incentive awards, as shown in the Non-Equity Incentive Compensation column of the Summary Compensation Table, may also be deferred into the Excess Plan. Option Exercises and Stock Vested The following table provides information concerning the exercise of stock options and the vesting of RSUs and PSUs during 2023 for each Named Executive Officer on an aggregated basis. Name Option Awards Number of Shares Acquired on Exercise Value Realized on Exercise(1) Stock Awards Number of Shares Acquired on Vesting Value Realized on Vesting(2) Houston ........................... 0 $ 0 91,515 $7,331,295 Strable-Soethout ...................... 0 $ 0 21,578 $1,728,645 Littlefield ........................... 0 $0 0$ 0 Friedrich ........................... 3,131 $105,460 7,440 $ 596,002 Hassara ............................ 0 $0 0$ 0 (1) Represents the difference between the market price of the underlying shares of Common Stock on the date of exercise and the exercise price of the exercised option. (2) Represents the market value of PSUs granted in 2021 that settled on February 26, 2024, at $80.11 upon Committee approval of the final performance modifier of 114%. Pension Plan Information Our Named Executive Officers participate in the Company’s Pension Plan as described below. As of January 1, 2023, Pension Plan participants earn benefits under the following Cash Balance Formula: Annual Pay Credit Age + Service Years (Points) Contribution on All Pay Contribution on Pay Above Social Security Wage Limit <40 3.00% 1.50% 40-59 4.00% 2.00% 60-79 5.50% 2.75% 80 or more 7.00% 3.50% For participants with compensation over Internal Revenue Service Limits, The Nonqualified Defined Benefit Plan provides benefits using the same formula on compensation above those limits. 185

Participants who entered the Pension Plan prior to January 1, 2002, also earned benefits under legacy pension formulas through December 31, 2022. Future benefits are earned under the Cash Balance Formula disclosed in the table at the beginning of this section. The following provides details on individual Named Executive Officer Pension Plan benefits: Named Executive Officer Benefit Earned After 2022 Legacy Pension Benefit That Will Be Paid Houston Cash Balance Yes. Greater of the benefit under the Traditional Formula or Cash Balance Formula. Cash Balance Benefit earned starting in 2023, plus the greater of the Traditional or Cash Balance Benefit earned prior to 2023. Strable-Soethout Cash Balance Yes. Greater of the benefit under the Traditional Formula or Cash Balance Formula. Cash Balance Benefit earned starting in 2023, plus the greater of the Traditional or Cash Balance Benefit earned prior to 2023. Friedrich Cash Balance Yes. Greater of the benefit under the Traditional Formula or Cash Balance Formula. Cash Balance Benefit earned starting in 2023, plus the greater of the Traditional or Cash Balance Benefit earned prior to 2023. Littlefield Cash Balance N/A Cash Balance Benefit. Hassara Cash Balance N/A Cash Balance Benefit. Legacy Pension Benefits (accruals ceased December 31, 2022) For Named Executive Officers who entered the Pension Plan Prior to January 1, 2002, on the portion of their benefit accrued through December 31, 2022, they will receive the greater of the benefit provided under the Traditional Benefit Formula (disclosed below) or the previous Cash Balance Formula. Effective January 1, 2023, any additional benefits earned will be determined according to the Cash Balance Formula shown in the beginning of this section. When paid, the Named Executive Officer’s total benefit will be determined based on the greater of the legacy Traditional Pension or the previous Cash Balance Benefit (for their benefit accrued before 2023), plus the Cash Balance Benefit earned on or after January 1, 2023. The legacy Traditional Pension Formula is 35% of Average Compensation below the Integration Level1 plus 55% of Average Compensation above the Integration Level. Non-Qualified Defined Benefit The NQDB legacy benefit formula for Named Executive Officers hired before January 1, 2002, is the same as the legacy Traditional Pension Formula, without regard to Tax Code Limits, and is reduced by the benefit provided under legacy Traditional Benefit under the Pension Plan. There is a reduction for any benefits paid under the legacy Traditional Formula that begin before the Named Executive Officer attains the Pension Plan’s Normal Retirement Age: • The early retirement benefit is subsidized if the Named Executive Officer remains employed until early retirement age (age 57 with 10 years of service), which is the earliest date a participant may begin receiving retirement benefits. • The subsidized early retirement benefits for participants range from 75% at age 57 to 100% at age 62 for benefits accrued through December 31, 2005. The subsidized early retirement benefits for benefits accrued after December 31, 2005, range from 75% at age 57 to 97% at age 64. 1 The Covered Compensation Table in the Tax Code, as updated and published by the IRS annually. 186

• If the Named Executive Officer terminates employment before reaching early retirement age, Principal does not subsidize early retirement. In that case, the unsubsidized early retirement benefits range from 58.6% at age 57 to 92.8% at age 64. • Benefits accrued under the legacy Traditional Pension Formula as of December 31, 2005, are eligible for a cost-of-living adjustment (COLA) after retirement payments begin. The plan’s annual COLA is based on 75% of the increase in the Consumer Price Index, if any, during the 12-month averaging period ending September 30th of the previous plan year. Pension Distributions Named Executive Officers receive an annuity under the traditional benefit formula in the Pension Plan. The qualified cash balance benefit formula in the Pension Plan allows for benefits as an annuity or lump sum. NQDB benefits may be paid as a lump sum at termination/retirement or as an annuity. Distributions may also be allowed at death or a change of control. For Named Executive Officers in the plan prior to January 1, 2010, a mandatory payment occurs at age 65, and they may elect for payments on a specified date between age 60 and 65. Pension Benefits Named Executive Officer Plan Name Number of Years Credited Service(1) Present Value of Accumulated Benefit at Normal Retirement Age(2) Payments During Last Fiscal Year Houston ............................. Qualified Plan 39 $1,530,193 $0 NQDB $18,165,228 Strable-Soethout ........................ Qualified Plan 33 $913,945 $0 NQDB $5,247,786 Littlefield ............................. Qualified Plan 3 $42,212 $0 NQDB $117,181 Friedrich ............................. Qualified Plan 23 $329,233 $0 NQDB $1,126,062 Hassara .............................. Qualified Plan 1 $33,778 $0 NQDB $56,240 (1) As of December 31, 2023. (2) Benefit calculations have been made using the following assumptions: • Discount rate (for Traditional Benefits paid as an annuity and all cash balance benefits): 5.10% for December 31, 2022, and 4.90% for December 31, 2023. • Cost of Living 1.6875% for December 31, 2022 and December 31, 2023. • Mortality: PRI-12 White Collar for December 31, 2022 and December 31, 2023. • Improvement: For December 31, 2022, and December 31, 2023, SOA MIM2021-v3 model using historical data through 2019 (graduated from 2017). • Convergence: For December 31, 2022, and December 31, 2023, 11-year convergence to SSA Trustees Report 2022 Intermediate (Alternative II) scenario with no special COVID Impacts. Traditional benefits under the qualified DB Plan must be paid as an annuity. Under the NQDB Plan, Named Executive Officers may elect whether benefits will be paid as an annuity or in a single sum payment. Mss. Strable-Soethout and Friedrich, and have elected their NQDB benefit to be paid as an annuity. 187

• Lump Sum Basis Discount Rate (for Traditional Benefit): for those Named Executive Officers who have elected to receive their traditional NQDB benefits in a single lump sum payment (Mr. Houston), the present value of their Traditional NQDB benefits has been determined using a discount rate as follows: For December 31, 2022, 7.90%. For December 31, 2023, 8.40%. • Lump Sum Mortality: For December 31, 2022, and December 31, 2023, IRS 417(e)(3) mortality at decrement. • Cost of living increase: 1.6875% for December 31, 2022, and December 31, 2023. • Retirement age of 65 for all participants; and • Cash balance interest for participants crediting rate of 5.0% for December 31, 2022, and December 31, 2023, if hired before July 1, 2019. If hired on or after July 1, 2019, the plan provides a fixed 4% interest credit. Non-Qualified Deferred Compensation Named Executive Officer Named Executive Contributions in Last Fiscal Year(1) Principal Contributions in Last Fiscal Year(2) Aggregate Earnings in Last Fiscal Year Aggregate Withdrawals/ Distributions Aggregate Balance at Last Fiscal Year End(3) Houston ..................... $335,077 $234,433 $1,493,925 $0 $10,970,394 Strable-Soethout ............... $374,749 $ 86,896 $1,229,532 $0 $ 7,086,201 Littlefield .................... $ 66,944 $ 39,408 $ 46,495 $0 $ 363,689 Friedrich ..................... $ 25,935 $ 19,124 $ 37,589 $0 $ 353,417 Hassara ..................... $ 0 $ 0 $ 0 $0 $ 0 (1) The amounts shown as “Named Executive Contributions” have either been included in the Salary column of the Summary Compensation Table on page 186 or represent annual incentive payment deferrals earned in 2022 and credited to the Named Executive Officers’ accounts during 2023. (2) The amounts shown as “Principal Contributions” are included in the “All Other Compensation Column” of the Summary Compensation table on page 186. (3) The end of year 2023 aggregate balances include the following deferrals and matching contributions from years prior to 2023: Named Executive Officer Employee Deferral Prior to 1/1/2023 Principal Match Prior to 1/1/2023 Total Houston .................................. $3,174,202 $2,173,105 $5,347,307 Strable-Soethout ............................ $3,833,825 $ 797,205 $4,631,030 Littlefield ................................. $ 134,495 $ 75,315 $ 209,811 Friedrich .................................. $ 132,315 $ 87,791 $ 220,106 Hassara .................................. $ 0$ 0$ 0 188

Qualified 401(k) Plan and Excess Plan Plan Feature Qualified 401(k) Plan Excess Plan Deferrals 1-50% of base salary and up to 100% of annual incentive compensation awards (1-100% of base pay if not contributing to the Excess Plan) up to the limits imposed by the Tax Code. Additionally, up to $20,000 in voluntary after-tax contributions can be contributed each calendar year. 1-50% of base salary and up to 100% of annual incentive compensation awards. Investment Options There are numerous investment options. Investment and investment return are based on the Named Executive Officer’s direction. The investment options represent “phantom” units tied to the results of the reference funds listed on page 194. Investment and investment return are based on the Named Executive Officer’s direction. Distributions Allowed at various times including termination, death, and disability. Allowed at various times including termination, death, specified date, change of control, unforeseen emergency, and mandatory payment at age 65. Vesting Three-year cliff Immediate 189

The following are the investment options available to all participants in the Excess Plan; each option represents “phantom” units tied to the listed funds (parenthesized information indicates share class): Investment Option 1 Year Rate of Return (12/31/2023) Principal Blue Chip Fund (R6) ........................................ 39.96% Principal Equity Income Fund (Institutional) .............................. 11.11% Principal LargeCap S&P 500 Index Fund (Institutional) ...................... 26.03% Principal LargeCap Growth Fund I (R6) ................................. 40.6% Principal MidCap Fund (R6) ......................................... 25.97% Principal MidCap S&P 400 Index Fund (R6) .............................. 16.33% Principal SmallCap Value II Fund (R6) .................................. 20.15% Principal SmallCap S&P 600 Index Fund (R6) ............................. 15.86% Principal SmallCap Growth I Fund (R6) ................................. 16.65% Principal Real Estate Securities Fund (R6) ................................ 1.12% Principal Origin Emerging Markets Fund (R6) ............................. 10.19% Principal Diversified International Fund (R6) ............................. 17.79% Principal International Equity Index Fund (R6) ............................ 17.94% Principal LifeTime Hybrid 2015 Fund (R6) ............................... 11.11% Principal LifeTime Hybrid 2020 Fund (R6) ............................... 12.21% Principal LifeTime Hybrid 2025 Fund (R6) ............................... 13.28% Principal LifeTime Hybrid 2030 Fund (R6) ............................... 14.98% Principal LifeTime Hybrid 2035 Fund (R6) ............................... 16.47% Principal LifeTime Hybrid 2040 Fund (R6) ............................... 18.28% Principal LifeTime Hybrid 2045 Fund (R6) ............................... 19.48% Principal LifeTime Hybrid 2050 Fund (R6) ............................... 20.35% Principal LifeTime Hybrid 2055 Fund (R6) ............................... 20.33% Principal LifeTime Hybrid 2060 Fund (R6) ............................... 20.33% Principal LifeTime Hybrid 2065 Fund (R6) ............................... 20.33% Principal LifeTime Hybrid 2070 Fund (R6) ............................... 15.61%* Principal LifeTime Hybrid Income Fund (R6) ............................. 10.78% Principal Core Plus Bond Fund (Institutional) ............................. 5.4% Principal Inflation Protection Fund (Institutional) .......................... 3.49% Principal Government & High-Quality Bond Fund (Institutional) ............... 4.87% Principal Bond Market Index Fund (Institutional) .......................... 5.55% Principal Financial Group, Inc. Employer Stock Fund ....................... 15.59% Principal Diversified Real Asset Fund (R6) ............................... 3.3% Principal Select Stable Value Fund ..................................... 0.01% * Return since March 1, 2023, inception date Severance Plans All of our Named Executive Officers are eligible for severance under the Company’s executive severance plan if they are terminated because of layoffs, position elimination, or similar reasons. They are not eligible for severance benefits if they take a comparable job with the Company, fail to sign a release of claims against the Company, and/or for other specified reasons. The benefits payable under the severance plan are as follows: 190

Named Executive Officer Lump sum severance payment calculated as follows: Houston The sum of the following three components: an amount equal to two times annual base salary; an amount equal to two times the average amount of the bonuses paid for the last three complete calendar years; and an amount equal to two years of health benefits premiums, intended to compensate the CEO for COBRA premiums. Strable-Soethout The sum of the following three components: an amount equal to one and a half times the annual base salary; an amount equal to one and a half times the average amount of the bonuses paid for the last three complete calendar years; and an amount equal to one and a half years of health benefits premiums, intended to compensate for COBRA premiums. Littlefield The sum of the following three components: an amount equal to one and a half times the annual base salary; an amount equal to one and a half times the average amount of the bonuses paid for the last three complete calendar years; and an amount equal to one and a half years of health benefits premiums, intended to compensate for COBRA premiums. Friedrich The sum of the following three components: an amount equal to one and a half times the annual base salary; an amount equal to one and a half times the average amount of the bonuses paid for the last three complete calendar years; and an amount equal to one and a half years of health benefits premiums, intended to compensate for COBRA premiums. Hassara The sum of the following three components: an amount equal to the annual base salary; an amount equal to the average amount of the bonuses paid for the last three complete calendar years; and an amount equal to one year of health benefits premiums, intended to compensate for COBRA premiums. In circumstances in which the severance plan does not apply, the Human Resources Committee would determine whether any severance benefits would be paid to Messrs. Houston and Littlefield, and Mses. Strable-Soethout, Friedrich and Hassara. The following table illustrates the severance or contractual benefits that the Named Executive Officers would have received had they qualified for such benefits on December 31, 2023. Named Executive Officer Severance Outplacement Services COBRA Reimbursement Total Houston ............................ $10,030,769 $40,000 $37,538 $10,108,307 Strable-Soethout ....................... $ 3,127,569 $40,000 $23,873 $ 3,191,442 Littlefield ............................ $ 1,872,000 $25,600 $25,601 $ 1,923,201 Friedrich ............................ $ 1,065,894 $19,600 $19,601 $ 1,105,095 Hassara ............................. $ 1,144,800 $38,400 $22,831 $ 1,206,031 Change of Control Employment Agreements We have a Change of Control Employment Agreement with each of the Named Executive Officers. These agreements provide market-based protections and do not provide excess tax gross ups. The agreements have an initial term of two years and automatically renew for successive one-year periods unless we provide a notice electing not to extend the term. If during the term of these agreements a Pre-Change of Control Event or a Change of Control occurs (each term as defined below), the term of the agreements will extend until the second anniversary of a Change of Control. These agreements provide that if payments upon termination of employment related to a Change of Control would be subjected to the excise tax imposed by Section 4999 of the Tax Code, and if reducing the amount of the payments would result in greater benefits to the Named Executive Officer (after taking into consideration the payment of all income and excise taxes that would be owed as a result of the Change of Control payments), we will reduce the Change of Control payments by the amount necessary to maximize the benefits received, determined on an after-tax basis. 191

The benefits provided under these agreements will be available to the Named Executive Officers upon a Change of Control if their employment is terminated following or in connection with a Pre-Change of Control Event, or if any third party ends or adversely changes the terms and conditions of their employment. For a termination or change in employment prior to a Change of Control, such termination or change in employment is deemed to have occurred immediately following the date on which a Change of Control occurs, rather than at the time the termination or change in employment actually occurs. Under these agreements, a Pre-Change of Control Event means: • An offer that would result in a third party owning 40% or more of the Company’s voting securities; • A proxy solicitation or contest for the election of one or more members of the Company’s Board; or • An agreement that would result in a Change of Control. Under these agreements, a Change of Control means: • Any person becoming an owner of 40% or more of the Company’s Common Stock; • Directors on the Board on the date of the Agreements (or those thereafter nominated for election, or elected to replace such Directors by certain incumbent Directors) are no longer a majority of the Board; • A merger, reorganization, consolidation, or similar transaction in which the shareholders of Principal do not continue to own more than 60% of the voting securities of the surviving corporation or its ultimate parent corporation; or • Approval by the shareholders of Principal of a sale of its assets or a plan of liquidation. These agreements also provide: • That the Named Executive Officers receive specified salary, annual incentive compensation, and benefits for two years following a Change of Control if their employment continues after the Change of Control; • That if the successor company (“Successor”) to Principal agrees to issue equity to replace the equity awards the Named Executive Officers received from Principal, the outstanding equity awards will continue or will become equity related to the common stock of the Successor. Any outstanding performance-based equity awards will be converted into time vesting restricted stock or RSUs for Principal stock (or the stock of the Successor). If the Successor does not or cannot agree to such substitution, then any such awards that are not converted will become fully vested, exercisable, and/or distributable upon the Change of Control. In addition, the Agreements and equity award agreements specify that the Committee (as made up immediately prior to the Change of Control) determines whether awards will be settled in cash; • For severance and other benefits if the employment of a Named Executive Officer is terminated without “Cause” or by the Named Executive Officer voluntarily for Good Reason. Termination without Cause or by the Named Executive Officer for Good Reason is referred to as a Qualifying Termination; and • That all benefits previously accrued by Named Executive Officers under the NQDB and Excess Plans will vest, and be paid in accordance with applicable plan terms. The benefits received upon a Change of Control without termination of employment include the current vested account balance in the Excess Plan and the current vested benefit in the NQDB, according to change of control distribution elections on file for these plans. For purposes of the agreements, Good Reason means negative changes in the terms and conditions of the Named Executive Officer’s employment, consisting of: • Failure to pay base salary; • Failure to pay the annual bonus or a reduction in annual bonus opportunity; 192

• Material adverse change in position, authority, or duties; • Material reduction in the aggregate compensation and benefits; • Relocation to any office or location more than 50 miles from where the Named Executive Officer worked immediately before the Change of Control; • Any material breach of the Change of Control Employment Agreement; • Any purported termination the Company claims is for Cause, but fails to satisfy the requirements for a Cause termination; or • The failure of the Successor to be bound by the Agreements. Cause means any one or more of the following: • Commission of certain crimes; • Misconduct or habitual neglect of duties; or • Willful or intentional breach of the Change of Control Employment Agreement. The benefits to be paid or provided under the agreements if termination occurs for Good Reason or without Cause consist of: • Lump sum severance benefits equal to two times the sum of the annual base salary and target annual bonus; • Immediate vesting of all stock options, stock appreciation rights, shares of restricted stock, PSAs, PSUs, RSUs, and deferred stock units; • A prorated annual bonus for the year of termination minus the amount paid for the bonus at the time of the Change of Control; and • The reimbursement for legal fees and other related expenses to enforce the Agreements. In addition, until the third anniversary of the date of the Named Executive Officer’s termination, he or she and his or her eligible family members will receive medical, prescription drug, dental, vision, group term life insurance, and accidental death and dismemberment coverages comparable to those received by Named Executive Officers whose employment continues. Pursuant to these agreements, the Named Executive Officers agreed that for one year following a termination of employment that results in the Named Executive Officer receiving the benefits described above, he or she will not work for a competing business, solicit employees or customers, or interfere with the relationships of the Company, its affiliates, and subsidiaries with their employees or customers. Potential Payments Upon Termination Related to a Change of Control The following table describes the potential payments upon involuntary termination without Cause or voluntary termination for Good Reason following a Change of Control. The calculations provided in the table assume: • The Change of Control and termination of employment occurred on December 31, 2023; • Per share price of the Company’s Common Stock was $78.67, the closing price as of December 29, 2023, the last trading day of the year. 193

Named Executive Officer Cash Severance(1) Spread on Previously Unvested Options Value of Previously Unvested Restricted Stock & Performance Shares(2) Benefits Continuation(3) Accelerated Pension Benefit(4) Total Termination Benefits (before taxes) Houston ........... $9,975,000 $1,817,851 $26,581,951 $83,606 $ 0 $38,458,408 Strable-Soethout ..... $4,371,000 $ 428,646 $ 7,582,105 $79,609 $ 0 $12,461,360 Littlefield .......... $2,572,800 $ 134,550 $ 3,399,034 $64,594 $ 0 $ 6,170,978 Friedrich .......... $1,966,860 $ 301,609 $ 2,832,100 $49,455 $ 0 $ 4,996,203 Hassara ........... $2,358,720 $ 0 $ 3,218,932 $73,684 $90,017 $ 5,741,353 (1) Cash severance equals two times the sum of base salary and target annual bonus. In addition, the Named Executive Officers would be entitled to a pro rata bonus for the year of termination. (2) Equals the full value of unvested restricted shares and unearned performance shares as of December 31, 2023, where vesting would be accelerated, at a stock price of $78,67. Performance shares granted in 2021 and 2022 are valued at target, based on Company performance to date as of December 29, 2023. (3) Includes the estimated cost of continued medical, dental, vision, and life insurance coverage for three years after the Named Executive Officer’s termination and outplacement services. (4) Represents the lump sum present value of the accelerated vesting of unvested retirement benefits. All of the Named Executive Officers, except Ms. Hassara, are fully vested in their pension benefit. Appendix A to this Section Executive Compensation Benchmarking Study Participants Willis Towers Watson 2023 Financial Services Executive Compensation Survey Participants Participant List — Standard Analysis Advisor Group AFLAC AgFirst AIG Alliant Credit Union Allianz Commercial Allianz Life Insurance Allianz Worldwide Partners Allied Solutions Allstate Ally Financial Alter Domus American National Insurance American Property and Casualty Insurance Association AmeriHealth Caritas Ameritas Life Amica Mutual Insurance AmTrust Aon Arthur J Gallagher & Company Ascot Group Aspen Insurance Associated Banc-Corp Assurant MAPFRE U.S.A. Marsh Marsh & McLennan Massachusetts Mutual Mastercard Medical Mutual of Ohio Mercury Insurance MetLife MoneyGram Moody’s Mortgage Guaranty Insurance Mr. Cooper Munich American Reassurance Company Munich Re Group Mutual of America Life Mutual of Omaha Nasdaq Nationwide Navy Federal Credit Union NCCI Holdings New York Life NJM Insurance Group Caterpillar Financial Services CBOE Global Markets CBRE Group Employers Mutual Casualty Company Empower Equifax Equitable Erie Insurance Experian Americas Farm Credit Foundations Farmers Group Federal Farm Credit Banks Funding Northern Trust Northwestern Mutual Nuclear Electric Insurance Limited (NEIL) Ohio National OneAmerica Financial Partners Pacific Life Pacific Life Re Pacific Premier Bancorp Pan-American Life PartnerRe Plymouth Rock Assurance PMA Companies Popular PRA Group Premera Blue Cross Primerica Life 194

Auto Club Group AXA Group AXA Partners AXA XL AXIS Specialty U.S. Services Barclays BECU Blue Cross Blue Shield of Arizona Blue Cross Blue Shield of Florida Blue Cross Blue Shield of North Carolina Blue Shield of California Bread Financial Bremer Financial Brighthouse Financial Broadridge Financial Solutions Brookfield Asset Management Brotherhood Mutual Insurance Cambridge Associates Canadian Imperial Bank of Commerce Canopius Capital One Financial CardWorks IMT Insurance Independence Blue Cross Intact Insurance IQ-EQ Irvine Jackson National Life Kemper Services Group KeyCorp Liberty Mutual Insurance Lincoln Financial London Stock Exchange Group M&T Bank Manulife Financial First National of Nebraska Fiserv FNZ Ford Financial Foresters Financial Fortitude Re Freddie Mac Genworth Financial Global Payments GLP Capital Partners GM Financial GNY Insurance Grange Insurance Great American Insurance GreenStone GTE Financial Guardian Life Guy Carpenter Hartford Financial Services Group Health Care Services HF Management Services Highmark Celsius Centene CFA Institute Chubb Cigna Cinch Citizens Property Insurance City National Bank CME Group CNA Financial Corporation CNO Financial Cobank Comerica Commerce Bancshares Compeer Financial Computershare Copper.co Corebridge Financial Country Financial Coverys CPP Investment Board Credit Suisse CSAA Insurance Group CTBC Bank Cullen Frost Bankers Delta Community Credit Union Delta Dental of California Deutsche Bank Discover Financial Services East West Bank Edelman Financial Engines Edward Jones Element Fleet Management Elevance Health Emblem Health Hiscox Horace Mann Educators Horizon Blue Cross Blue Shield of New Jersey Hub International Humana Huntington Bancshares IA Financial Group ICW Group IMA Financial Group SCOR SE Securian Financial Group Society Insurance Southern Farm Bureau Life State Teachers Retirement System of Ohio Sun Life Financial Symetra Financial Synovus Financial Corporation T. Rowe Price Group Teacher Retirement System of Texas Texas Mutual Insurance Thrivent Financial for Lutherans Principal Financial Group Progressive Progressive Leasing Prologis Protective Life Prudential Financial PSP Investments QBE Insurance Group R&Q Insurance Services Radian Group Realogy Regions Financial Reinsurance Group of America (RGA) Reliance Standard Life Resolution Life Rialto Capital Management Ryan LLC S&P Global SchoolsFirst FCU Federal Reserve Bank of Atlanta Federal Reserve Bank of Boston Federal Reserve Bank of Chicago Federal Reserve Bank of Cleveland Federal Reserve Bank of Minneapolis Federal Reserve Bank of Richmond Federal Reserve Bank of San Francisco Federal Reserve Bank of St. Louis Federal Reserve Board Fidelity & Guaranty Life Fifth Third Bancorp FINRA First American First Banks First Citizens Bank First Financial Bancorp Tolio Marine Transamerica Transatlantic Holdings Travelers Two Harbors Investment Corp UBS UBS Global Asset Management UMB Financial Unum USAA Valley National Bank Verisk Analytics Visa Voya Financial Services Webster Bank Wellabe Western Alliance Bancorporation Western Union William Blair & Company Wintrust Financial Corporation World Bank Zurich North America 195

Towers Watson 2023 Diversified Insurance Compensation Survey Participants AFLAC AIG Allianz Life Insurance Allstate Brighthouse Financial Cigna CNO Financial Corebridge Financial Equitable Genworth Financial Guardian Life Hartford Financial Services Group John Hancock Lincoln Financial Massachusetts Mutual MetLife Nationwide New York Life Northwestern Mutual OneAmerica Financial Partners Pacific Life Principal Financial Group Protective Life Prudential Financial Securian Financial Group Sun Life Financial Symetra Financial Thrivent Financial for Lutherans Transamerica Unum USAA Voya Financial Services McLagan 2023 U.S. Asset Management — Traditional Investments & Leadership Survey Participants abrdn plc Acadian Asset Management Aegon AGF Management AllianceBernstein Allianz Global Investors AlphaSimplex Group LLC American Century Investments Ameriprise Financial AMG Funds Amundi Pioneer Apollo Global Management Ares Management Ariel Investments Aristotle Arrowstreet Capital Artisan Partners Limited Partnership Ashmore AssetMark AXA Investment Managers Baillie Gifford Bank of America Bank of New York Mellon Barings BlackRock Blackstone Group BNP Paribas Asset Management Holding BOK Financial Corporation Brandes Investment Partners Brandywine Global Investment Management Bridgeway Capital Management Empower Retirement Federated Hermes, Inc. Fidelity Investments Fiera Capital Corporation Fifth Third Bank First Citizens Bank — NC First Eagle Investment Management First Sender Investors Fort Washington Investment Advisors Franklin Templeton Investments Fred Alger Management FS Investments Fuller & Thaler Asset Management Inc. Fund Evaluation Group GAM Geode Capital Management Glenmede Trust Company GMO Goldman Sachs & Co. GuideStone Financial Resources GW&K Investment Management, LLC HarbourVest Harding Loevner Hardman Johnston Global Advisors LLC Harris Associates Hartford Heitman HilltopSecurities Horizon Investments HSBC Impax Group 196

Brown Advisory Brown Brothers Harriman Calamos Investments Capital Group Capital One Carlyle Group Causeway Capital Management CBRE Global Investors Chandler Asset Management Charles Schwab & Co. Clark Capital Management Group ClearBridge Investments CNL Financial Group Cohen & Steers Coho Partners Ltd. Conning and Company Crossmark Global Investments, Inc. Diamond Hill Capital Management Dimensional Fund Advisors DoubleLine Group Driehaus Capital Management LLC Duff & Phelps Investment Management LLC Sands Capital Management Santander Bank, N.A. Schroder Investment Management Security Benefit Corporation SEI Seix Investment Advisors LLC Southeastern Asset Management State Street Corporation Stone Harbor Investment Partners LP DuPont Capital Management DWS Eagle Capital Management, LLC Eastspring Investments Limited Edelman Financial Engines Edward Jones National Rural Electric Cooperative Assc Nationwide Natixis Investment Managers Neuberger Berman Group New York Life Insurance Company Nikko Asset Management Ninety One Nomura Securities Northern Trust Corporation Norwest Venture Partners Nuveen Investments Oaktree Capital Management OneAmerica Orbis Investment Management ORIX Pacific Investment Management Company Pacific Life Insurance Company Insight Investment Invesco Jackson National Life Insurance Company Jacobs Levy Equity Management Janus Henderson Investors Jefferies Jennison Associates JP Morgan Chase Kabouter Management Kayne Anderson Rudnick Investment Mgmt KKR & Co. Lazard Asset Management Legal & General Investment Management Lincoln Financial Group Loomis, Sayles & Company Lord, Abbett & Co. Sun Life Financial Sustainable Growth Advisers, LP Synovus Financial Corporation T. Rowe Price Associates TCW Group TD Securities Thornburg Investment Management Thrivent Financial TIAA LPL Financial Services M&G Investments M&T Bank Corporation MacKay Shields Macquarie Bank Manulife MetLife MFS Investment Management Mondrian Investment Partners Morgan Stanley Morningstar National Life Group PNC Bank PPM America Principal Financial Group ProFund Advisors LLC Prudential Financial Putnam Investments Pzena Investment Management Raymond James & Associates Regions Financial Corporation Resolute Investment Managers, Inc. Robeco Group Rockefeller Capital Management L.P. Rothschild & Co. Royal Bank of Canada Ruffer Russell Investments RXR Realty 197

PanAgora Asset Management Parametric Portfolio Associates Performance Trust Investment Advisors, L Perpetual Limited PGIM Pictet PineBridge Investments Transamerica Truist U.S. Bancorp UBS University of Richmond Van Eck Associates Vanguard Group, Inc. Appendix B to this Section Non-GAAP Financial Measure Reconciliations Principal Financial Group, Inc. For the year ended Dec. 31 (in millions, except as indicated) 2023 2022 2021 2020 2019 Net income attributable to PFG Net income attributable to PFG ............. $ 623.2 $ 4,756.9 $1,580.2 $1,395.8 $1,394.2 (Income) loss from exited business(1) .......... 891.7 (3,303.7) — — — Net realized capital (gains) losses, as adjusted(1) . . 87.9 165.6 60.7 (29.4) 174.9 Non-GAAP operating earnings ............. $1,602.8 $ 1,618.8 $1,640.9 $1,366.4 $1,569.1 (1) This is a non-GAAP financial measure. See detail below. Net realized capital gains (losses) GAAP net realized capital gains (losses) .... $ (72.2) $ (182.1) $ 115.4 $ 302.6 $ (52.8) Recognition of front-end fee revenues ..... — — — 11.4 8.5 Market value adjustments to fee revenues ... 1.3 0.7 (0.6) (1.6) — Net realized capital gains (losses) related to equity method investments ........... 8.8 (15.0) (24.0) (1.5) 2.6 Derivative and hedging-related revenue adjustments ...................... 23.3 (91.3) (127.8) (132.9) (80.4) Certain variable annuity fees ............ 73.3 75.9 80.5 — — Sponsored investment fund adjustments .... 23.4 22.2 21.3 17.3 23.6 Capital gains distributed – operating expenses ........................ (26.3) 102.9 (69.4) (41.7) (31.6) Amortization of actuarial balances ....... (0.2) (0.1) 9.7 (26.8) (40.8) Derivative and hedging-related expense adjustments ...................... 1.8 — — — — Market value adjustments of embedded derivatives ....................... 1.7 (40.9) (13.9) (55.0) 66.6 Market value adjustments of market risk benefits ......................... (71.3) (157.2) (36.9) — — Capital gains distributed – cost of interest credited ......................... (52.2) 33.5 (37.3) (8.2) (36.6) Net realized capital gains (losses) tax adjustments ...................... 22.0 56.6 35.7 (28.2) (1.3) Net realized capital gains (losses) attributable to noncontrolling interest, after-tax ..... (21.3) 29.2 (13.4) (6.0) (32.7) Total net realized capital gains (losses) after-tax adjustments ............... (15.7) 16.5 (176.1) (273.2) (122.1) 198

Net realized capital gains (losses), as adjusted ........................ $ (87.9) $ (165.6) $ (60.7) $ 29.4 $ (174.9) Diluted earnings per common share Net income ........................ $ 2.55 $ 18.63 $ 5.79 $ 5.05 $ 4.96 (Income) loss from exited business ........ 3.64 (12.94) — — — Net realized capital (gains) losses, as adjusted 0.36 0.65 0.22 (0.11) 0.62 Non-GAAP operating earnings .......... $ 6.55 $ 6.34 $ 6.01 $ 4.94 $ 5.58 Stockholders’ equity Stockholders’ equity ................. $10,961.7 $10,017.8 $12,140.5 $16,617.3 $14,685.8 Noncontrolling interest ............... (45.7) (41.1) (56.4) (58.4) (67.8) Stockholders’ equity attributable to Principal Financial Group, Inc. ............... 10,916.0 9,976.7 12,084.1 16,558.9 14,618.0 Accumulated other comprehensive Income (AOCI), other than foreign currency translation adjustment (FCTA) ........ 3,847.3 5,307.4 535.4 (3,696.0) (2,379.7) Cumulative change in fair value of funds withheld embedded derivative ......... (2,027.9) (2,885.6) — — — Stockholders’ equity, excluding cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA .......................... $12,735.4 $12,398.5 $12,619.5 $12,862.9 $12,238.3 Net income ROE available to common stockholders (including AOCI) Net income ROE available to common stockholders (including AOCI) ........ 6.0% 43.1% 11.0% 9.0% 10.7% Cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA .................. -1.0% -5.1% 1.4% 2.1% 1.0% Net income ROE available to common stockholders (x-cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA) . . 5.0% 38.0% 12.4% 11.1% 11.7% Net realized capital (gains) losses ......... 0.7% 1.3% 0.5% -0.2% 1.4% (Income) loss from exited business ........ 7.1% -26.4% 0.0% 0.0% 0.0% Non-GAAP operating earnings ROE (x-cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA) ................. 12.8% 12.9% 12.9% 10.9% 13.1% For the year ended Dec. 31 (in millions, except as indicated) 2023 2022 2021 2020 2019 Book value per common share including AOCI Book value per common share including AOCI .......................... $ 46.18 $ 40.97 $ 46.18 $ 60.59 $ 52.85 199

For the year ended Dec. 31 (in millions, except as indicated) 2023 2022 2021 2020 2019 Cumulative change in fair value of funds withheld embedded derivative and AOCI, other than FCTA .................. 7.69 9.95 2.04 (13.52) (8.60) Book value excluding cumulative change in fair value of funds withheld embedded derivative and AOCI, other than FCTA . . 53.87 50.92 48.22 47.07 44.25 Foreign currency translation ............ 6.34 6.45 5.92 4.80 4.85 Book value per common share excluding cumulative change in fair value of funds withheld embedded derivative and AOCI .......................... $ 60.21 $ 57.37 $ 54.14 $ 51.87 $ 49.10 Total revenues Total revenues ...................... $13,665.8 $17,536.1 $14,427.8 $14,741.7 $16,222.1 Net realized capital (gains) losses, net of related revenue adjustments ........... (57.9) 189.6 (64.8) (195.3) 98.5 Revenues from exited business ........... 927.5 (4,414.8) — — — Adjustments related to equity method investments ...................... 78.9 54.5 47.2 33.5 72.5 Market risk benefit derivative settlements ... 45.9 35.0 32.5 — — Operating revenues .................. $14,660.2 $13,400.4 $14,442.7 $14,579.9 $16,393.1 Gross profit Income before income taxes ............ $ 738.8 $ 5,987.0 $ 1,910.9 $ 1,693.5 $ 1,693.3 Operating expenses(1) ................. 4,949.7 4,802.9 5,000.6 4,604.3 4,456.6 Non-GAAP pre-tax operating earnings (losses) attributable to noncontrolling interest(1) ......................... 26.2 70.1 33.5 26.5 17.4 Pre-tax net realized capital (gains) losses .... 88.6 251.4 83.0 (63.6) 140.9 Pre-tax (income) loss from exited business . . 1,129.8 (4,260.1) — — — Certain adjustments related to equity method investments and noncontrolling interest . . 52.7 (15.6) 13.7 7.0 55.1 Non-GAAP gross profit ............... $ 6,985.8 $ 6,835.7 $ 7,041.7 $ 6,267.7 $ 6,363.3 Income before income taxes Income before income taxes ............ $ 738.8 $ 5,987.0 $ 1,910.9 $ 1,693.5 $ 1,693.3 Net realized capital (gains) losses ......... 72.2 182.1 (115.4) (302.6) 52.8 Net realized capital (gains) losses pre-tax adjustments ...................... 16.4 69.3 198.4 239.0 88.1 Non-GAAP pre-tax operating (earnings) losses attributable to noncontrolling interest(1) ......................... (26.2) (70.1) (33.5) (26.5) (17.4) Income taxes related to equity method investments ...................... 78.9 54.5 47.2 33.5 72.5 Pre-tax (income) loss from exited business . . 1,129.8 (4,260.1) — — — 200

For the year ended Dec. 31 (in millions, except as indicated) 2023 2022 2021 2020 2019 Non-GAAP pre-tax operating earnings .... $ 2,009.9 $ 1,962.7 $ 2,007.6 $ 1,636.9 $ 1,889.3 (1) This is a non-GAAP financial measure. See detail below. Income from continuing operations before income taxes Income from continuing operations before income taxes .............................. $ 738.8 $ 5,987.0 $1,910.9 $1,693.5 $1,693.3 Net realized capital (gains) losses ............ 72.2 182.1 (115.4) (302.6) 52.8 Net realized capital (gains) losses on funds withheld assets ....................... (165.0) (749.4) — — — Change in fair value of funds withheld embedded derivative ........................... 1,085.7 (3,652.8) — — — Non-GAAP pre-tax operating income ......... $1,731.7 $ 1,766.9 $1,795.5 $1,390.9 $1,746.1 Operating expenses Total operating expenses .................. $5,072.1 $ 4,962.2 $5,070.0 $4,646.5 $4,503.9 Net realized capital (gains) losses operating expense adjustments ................... (26.3) 102.9 (69.4) (42.2) (47.3) Expenses from exited business .............. (96.1) (262.2) — — — Non-GAAP operating expenses ............. $4,949.7 $ 4,802.9 $5,000.6 $4,604.3 $4,456.6 Net income attributable to noncontrolling interest Net income attributable to noncontrolling interest ............................. $ 46.9 $ 40.6 $ 46.8 $ 32.7 $ 49.9 Income taxes attributable to noncontrolling interest ............................. 0.6 0.3 0.1 (0.2) 0.2 Net realized capital gains (losses) attributable to noncontrolling interest, after-tax ........... (21.3) 29.2 (13.4) (6.0) (32.7) Non-GAAP pre-tax operating earnings losses attributable to noncontrolling interest ....... $ 26.2 $ 70.1 $ 33.5 $ 26.5 $ 17.4 Income (loss) from exited business Strategic review costs and impacts ............ $ — $ 40.4 $ — $ — $ — Amortization of reinsurance losses ........... (68.7) (56.7) — — — Other impacts of reinsured business .......... (140.4) (125.8) — — — Net realized capital gains (losses) on funds withheld assets ....................... 165.0 749.4 — — — For the year ended Dec. 31 (in millions, except as indicated) 2023 2022(1) 2021(1) 2020 2019 Change in fair value of funds withheld embedded derivative ........................... (1,085.7) 3,652.8 — — — Pre-tax income (loss) from exited business ..... (1,129.8) 4,260.1 — — — Tax impacts of exited business .............. 238.1 (956.4) — — — 201

For the year ended Dec. 31 (in millions, except as indicated) 2023 2022(1) 2021(1) 2020 2019 Income (loss) from exited business ........... $ (891.7) $ 3,303.7 $ — $ — $ — Net income attributable to PFG Net income attributable to PFG ............ $ 623.2 $ 4,811.6 $1,710.6 $1,395.8 $1,394.2 (Income) loss from exited business(1) ........... 891.7 (3,304.0) — — — Net realized capital (gains) losses, as adjusted(1) . . 87.9 193.3 137.0 (29.4) 174.9 Non-GAAP operating earnings ............. $ 1,602.8 $ 1,700.9 $1,847.6 $1,366.4 $1,569.1 (1) This is a non-GAAP financial measure. See detail below. Net realized capital gains (losses) GAAP net realized capital gains (losses) .......... $ (72.2) $ (258.4) $ 2.5 $ 302.6 $ (52.8) Recognition of front-end fee revenues ........... — (4.7) (2.9) 11.4 8.5 Market value adjustments to fee revenues ......... 1.3 0.7 (0.6) (1.6) — Net realized capital gains (losses) related to equity method investments ...................... 8.8 (15.0) (24.0) (1.5) 2.6 Derivative and hedging-related revenue adjustments ............................ 23.3 (126.3) (160.3) (132.9) (80.4) Certain variable annuity fees .................. 73.3 ———— Sponsored investment fund adjustments .......... 23.4 22.2 21.3 17.3 23.6 Capital gains distributed – operating expenses ..... (26.3) 102.9 (69.4) (41.7) (31.6) Amortization of actuarial balances ............. (0.2) 2.5 11.1 (26.8) (40.8) Derivative and hedging-related expense adjustments ............................ 1.8 — — — — Market value adjustments of embedded derivatives . . 1.7 (44.1) 79.8 (55.0) 66.6 Market value adjustments of market risk benefits ... (71.3) ———— Capital gains distributed – cost of interest credited . . (52.2) 33.5 (37.3) (8.2) (36.6) Net realized capital gains (losses) tax adjustments ... 22.0 64.2 56.2 (28.2) (1.3) Net realized capital gains (losses) attributable to noncontrolling interest, after-tax ............. (21.3) 29.2 (13.4) (6.0) (32.7) Total net realized capital gains (losses) after-tax adjustments ............................ (15.7) 65.1 (139.5) (273.2) (122.1) Income (loss) from exited business Strategic review costs and impacts .............. $ — $ (91.0) $ — $ — $ — Amortization of reinsurance losses ............. (68.7) (82.5) — — — Other impacts of reinsured business ............ (140.4) 31.8 — — — Net realized capital gains (losses) on funds withheld assets ................................ 165.0 749.4 — — — Change in fair value of funds withheld embedded derivative ............................. (1,085.7) 3,652.8 — — — Pre-tax income (loss) from exited business ........ (1,129.8) 4,260.5 — — — Tax impacts of exited business ................ 238.1 (956.5) — — — 202

Income (loss) from exited business .............. $ (891.7) $3,304.0 $ — $ — $ — (1) In 2023, Principal adopted new accounting guidance that required us to recast 2021 and 2022 financial results. Amounts shown were used to determine executive compensation based on accounting policies during the period Transactions with Related Persons Pursuant to a Personnel Utilization and Administrative Services Agreement dated December 17, 2021, between Principal Life Insurance Company (the Company) and Principal Workforce, LLC (Principal Workforce), Principal Workforce furnishes the Company with personnel as requested by the Company. As is the case with other affiliates of the Company and Principal Workforce, the Company is allocated a certain amount of the costs associated with Principal Workforce’s employees, including the Company’s executive officers, and the Company is responsible for funding the employee costs allocated to the Company. For 2022, the amount the Company funded in connection with the allocation attributed to the Company was approximately $1,287,133,922. The Company maintains robust policies and procedures for the identification and monitoring of arrangements with related parties. The Nominating and Governance Committee or its Chair must approve or ratify all transactions with related parties that are not preapproved by or exempted from the Company’s Related Party Transaction Policy (the “Policy”). At each quarterly meeting, the Committee reviews transactions with related parties and ratifies any transaction that is subject to the Policy if it determines it is appropriate and may attach conditions to that approval. Transactions involving employment of a relative of an executive officer or Director must be approved by the Human Resources Committee. The Company’s Related Party Transaction Policy is publicly available at www.principal.com. Corporate Governance Director Independence The Board determines at a Director’s initial appointment, and thereafter at least annually, whether each Director is independent, using its independence standards in these determinations. These independence standards include the Nasdaq standards for independence and are on the Company’s website, www.principal.com. The Board considers all commercial, banking, consulting, legal, accounting, charitable, family and other relationships (either individually or as a partner, shareholder or officer of an organization) a Director (or Director candidate) may have with the Company and its subsidiaries. The Board most recently made these determinations for each Director in February 2023, based on: • A review of relationships and transactions between Directors, their immediate family members and other organizations with which a Director is affiliated and the Company, its subsidiaries or executive officers; • Questionnaires completed by each Director regarding any relationships or transactions that could affect the Director’s independence; • The Company’s review of its purchasing, investment, charitable giving and other records; and • Recommendations of the Nominating and Governance Committee. The Board affirmatively determined that the following Directors have no material relationship with the Company and are independent: Mr. Auerbach, Ms. Beams, Ms. Carter-Miller, Mr. Hochschild, Mr. Mills, Ms. Mitchell, Mr. Muruzabal, Ms. Nordin, Mr. Pickerell, Ms. Richer, and Mr. Rivera. The Board also determined that all current members of the Audit, Finance, Human Resources and Nominating and Governance Committees are independent. No Director other than Mr. Houston has been employed by the Company or an affiliate of the Company at any time. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following information should be read in conjunction with the financial statements included in 19. “Financial Statements.” 203

Forward-Looking Information Our narrative analysis below contains forward-looking statements intended to enhance the reader’s ability to assess our future financial performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend” and similar expressions. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on us. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties. Those risks and uncertainties include, but are not limited to, the risk factors listed in “Risk Factors.” Overview We provide financial products and services through the following reportable segments: • Retirement and Income Solutions and • Benefits and Protection. We also have a Corporate segment, which consists of the assets and activities that have not been allocated to any other segment. See Business for a description of our reportable segments. Economic Factors and Trends Positive market performance led to an increase in account values in our Retirement and Income Solutions segment in 2023. Since account values are the base by which this business generates revenues, market performance volatility may impact our revenues in future quarters. In our Benefits and Protection segment, premium and fee growth is a key indicator of earnings growth. Higher levels of unemployment may impact new sales in our businesses and reduce in-group growth in our Specialty Benefits business in the short-term. Profitability Our profitability depends in large part upon our ability to: • manage the difference between the investment income we earn and the interest we credit to policyholders; • generate fee revenues by providing trust and custody, administrative and investment management services; • price our insurance products at a level that enables us to earn a margin over the cost of providing benefits and the related expenses; • manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets and • manage our operating expenses. Critical Accounting Policies and Estimates The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. Our significant accounting policies are described in 19. “Financial Statements, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies.” We have identified critical accounting policies that are complex and require significant judgment and estimates about matters that are inherently uncertain. A summary of our critical accounting policies is intended to enhance the reader’s ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in 204 guidance. The identification, selection and disclosure of critical accounting policies and estimates have been discussed with the Board Audit Committee. Valuation and Allowance for Credit Loss of Fixed Income Investments Fixed Maturities. Fixed maturities include bonds, asset-backed securities (“ABS”), redeemable preferred stock and certain non-redeemable preferred securities. We classify our fixed maturities as either AFS or trading and, accordingly, carry them at fair value in the consolidated statements of financial position. Volatility in net income can result from changes in fair value of fixed maturities classified as trading. Volatility in other comprehensive income can result from changes in fair value of fixed maturities classified as AFS. We measure the fair value of our financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including our own credit risk. For additional details concerning the methodologies, assumptions and inputs utilized see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 16, Fair Value Measurements under the caption, “Determination of Fair Value.” The fair values of our public fixed maturities are primarily based on market prices from third party pricing vendors. We have regular interactions with these vendors to ensure we understand their pricing methodologies and to confirm they are utilizing observable market information. In addition, 18% of our invested asset portfolio as of December 31, 2023, was invested in privately placed fixed maturities with no readily available market quotes to determine the fair market value. The majority of these assets are valued using a matrix pricing valuation approach that utilizes observable market inputs. In the matrix approach, securities are grouped into pricing categories that vary by sector, rating and average life. Each pricing category is assigned a risk spread based on observable public market data. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may be impacted by company specific factors. This excludes privately placed securities subject to Rule 144A of the Securities Act of 1933 that are primarily based on market prices from third party pricing vendors, similar to public fixed maturities. If we are unable to price a fixed maturity security using prices from third party pricing vendors or other sources specific to the asset class, we may obtain a broker quote or utilize an internal pricing model specific to the asset utilizing relevant market information, to the extent available and where at least one significant unobservable input is utilized. In addition, there may be certain securities managed by external managers where we obtain the valuation from the external manager when we are unable to obtain prices from third party pricing vendors or other sources. These are reflected in Level 3 in the fair value hierarchy and can include fixed maturities across all asset classes. As of December 31, 2023, approximately 3% of our total fixed maturities were Level 3 securities valued using internal pricing models. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 19, Fair Value Measurements for further discussion. The $1,511.3 million decrease in net unrealized losses for the year ended December 31, 2023, can primarily be attributed to a tightening of credit spreads. For additional information about interest rate risk see Quantitative and Qualitative Disclosures About Market Risk. We have a process in place to identify fixed maturity securities that could potentially require an allowance for credit loss. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, management changes, litigation and government actions and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues. Each reporting period, all securities in an unrealized loss position are reviewed to determine whether a decline in value is due to credit. Relevant facts and circumstances considered include: (1) the extent the fair value is below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for structured securities, the 205 adequacy of the expected cash flows. To the extent we determine an unrealized loss is due to credit, an allowance for credit loss is recognized through a reduction to net income. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 5, Investments under the caption, “Allowance for Credit Loss” for further discussion. A number of significant risks and uncertainties are inherent in the process of monitoring credit losses and determining the allowance for credit loss. These risks and uncertainties include: (1) the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to not sell the security prior to recovery of its amortized cost. Any of these situations could result in a charge to net income in a future period. As of December 31, 2023, we had $46,553.9 million in AFS fixed maturities with gross unrealized losses totaling $5,717.1 million. Included in the gross unrealized losses are losses attributable to both movements in market interest rates as well as movement in credit spreads. For more detailed information concerning allowances for credit loss, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 5, Investments under the caption, Allowance for Credit Loss. Mortgage Loans. Mortgage loans consist primarily of commercial mortgage loans on real estate. Commercial mortgage loans on real estate are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method and net of valuation allowances. We establish a valuation allowance for the risk of credit losses inherent in our mortgage loans, which is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost excluding accrued interest receivable and includes reserves for pools of financing receivables with similar risk characteristics. Amounts on loans deemed to be uncollectible are charged off and removed from the valuation allowance. The change in the valuation allowance provision is included in net realized capital gains (losses) on our consolidated statements of operations. For more detailed information concerning mortgage loan valuation allowances, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 5, Investments under the caption, Financing Receivables Valuation Allowance. Derivatives We use derivatives primarily to hedge or reduce exposure to market risks. The fair values of exchange-traded derivatives are determined through quoted market prices. Exchange-traded derivatives include futures that are settled daily, which reduces their fair value in the consolidated statements of financial position. The fair values of privately negotiated contracts, which are usually referred to as over-the-counter (“OTC”) derivatives, that are cleared through centralized clearinghouses are determined through market prices published by the clearinghouses. Variation margin associated with OTC cleared derivatives is settled daily, which reduces their fair value in the consolidated statements of financial position. The fair values of non-cleared OTC derivatives are determined using either pricing valuation models that utilize market observable inputs or broker quotes. On an absolute fair value basis as of December 31, 2023, the majority of our OTC derivative assets and liabilities were valued using pricing valuation models using market observable data with less than 1% using broker quotes. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 19, Fair Value Measurements for further discussion. The fair values of our derivative instruments can be impacted by changes in interest rates, foreign exchange rates, credit spreads, equity indices and volatility, as well as other contributing factors. For additional information see Quantitative and Qualitative Disclosures About Market Risk. We also issue certain annuity, universal life and other contracts that include embedded derivatives that have been bifurcated from the host contract. They are valued using a combination of historical data and actuarial judgment. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL 206

STATEMENTS, Note 19, Fair Value Measurements for further discussion. We include our assumption for own nonperformance risk in the valuation of these embedded derivatives. As our credit spreads widen or tighten, the fair value of the embedded derivative liabilities decrease or increase, leading to an increase or decrease in net income. If the current market credit spreads reflecting our own creditworthiness move to zero (tighten), the reduction to net income would be approximately $4.9 million, net of income taxes, based on December 31, 2023, reported amounts. In addition, the policyholder behavior assumptions used in the valuation of embedded derivatives include risk margins, which increase the fair value of the embedded derivative liabilities. We have entered into coinsurance with funds withheld reinsurance arrangements. For funds withheld agreements the economic benefit of the assets flow to reinsurance counterparties, however, we retain legal ownership of the assets within the funds withheld account. Therefore, the assets held under funds withheld agreements are included on our consolidated statements of financial position, with a corresponding funds withheld payable. The funds withheld payable also includes an embedded derivative that has been bifurcated from the host contract. The fair value of the embedded derivative is based on the change in the fair value of the underlying funds withheld investments using the valuation methods and assumptions described for our investments held. The accounting for derivatives is complex and interpretations of the applicable accounting standards continue to evolve. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment. Judgment and estimates are used to determine the fair value of some of our derivatives. Volatility in net income can result from changes in fair value of derivatives that do not qualify or are not designated for hedge accounting and changes in fair value of embedded derivatives. Market Risk Benefits MRBs are contracts or contract features that provide protection to the policyholder from capital market risk such as equity, interest rate or foreign exchange risk and expose us to other-than-nominal capital market risk. We have certain annuity and other investment contracts that have GMWB and GMDB riders or a guarantee on the minimum account balance under certain qualifying events. These MRBs have been bifurcated from the host contract and are measured at fair value. The change in fair value is recognized in net income, with the exception of the change in fair value related to our own nonperformance risk, which is recognized in OCI. We use various derivative instruments to hedge against changes in fair value of MRBs related to market risk. MRBs are valued using a combination of historical data and actuarial judgment. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 12, Market Risk Benefits and Note 19 , Fair Value Measurements for further discussion. We include our assumption for own nonperformance risk in the valuation of these MRBs, which is based on the current market credit spreads for debt-like instruments we have issued and are available in the market. As our credit spreads widen or tighten, the fair value of MRB assets increase or decrease and the fair value of MRB liabilities decrease or increase, leading to an increase or decrease in OCI, respectively. If the current market credit spreads reflecting our own creditworthiness move to zero (tighten), the reduction to OCI would be approximately $111.9 million, net of income taxes, based on December 31, 2023, reported amounts. In addition, the policyholder behavior assumptions used in the valuation of MRBs include risk margins, which decrease the fair value of MRB assets and increase the fair value of MRB liabilities. Insurance Reserves Reserves are liabilities representing estimates of the amounts that will come due, at some point in the future, to or on behalf of our policyholders. U.S. GAAP, allowing for some degree of managerial judgment, provides guidance for establishing reserves. Future policy benefits and claims include reserves for individual traditional and group life insurance, disability, medical and long-term care insurance and individual and group annuities that provide periodic income payments. These reserves are computed using assumptions of mortality, interest, morbidity and lapse. These assumptions are based on our experience, industry results, emerging trends and future expectations. 207

For long-duration insurance contracts, reserves for individual and group annuities are generally equal to the present value of expected future policy benefit payments, while the reserves for non-participating term life insurance, individual disability income contracts and individual and group long-term care contracts is generally equal to the present value of expected future policy benefits less the present value of expected net premiums. Issue-year cohorts are used for the reserve calculation and assumptions are periodically reviewed and updated. Separate cohorts are used for the calculation of ceded reserves. An interest accretion rate is determined for an identified cohort and remains unchanged after the issue year. Reserves are remeasured as of each reporting date to reflect the current upper-medium grade fixed income instruments yields, with the impact reported in OCI. If the current upper-medium grade yields decrease 100 basis points, the reduction in OCI would be approximately $4.3 billion, net of income taxes, based on December 31, 2023, reported amounts. Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rates and mortality rates guaranteed in calculating the cash surrender values described in the contract. For short-duration contracts, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. Our reserve levels are reviewed throughout the year using internal analysis including, among other things, experience studies, claim development analysis and annual loss recognition analysis. To the extent experience indicates potential loss recognition, we recognize losses on certain lines of business. The ultimate accuracy of the assumptions on these insurance products cannot be determined until the obligation of the entire block of business on which the assumptions were made is extinguished. Short-term variances of actual results from the assumptions used in the computation of the reserves are reflected in current period net income and can impact quarter-to-quarter net income. Future policy benefits and claims also include reserves for incurred but unreported disability, medical, dental, vision, critical illness, accident, hospital indemnity, PFML and life insurance claims. We recognize claims costs in the period the service was provided to our policyholders. However, claims costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of this liability using actuarial methods based on historical claim payment patterns as well as emerging cost trends, where applicable, to determine our estimate of claim liabilities. We also look back to assess how our prior periods’ estimates developed. To the extent appropriate, changes in such development are recorded as a change to current period claim expense. Historically, the amount of the claim reserve adjustment made in subsequent reporting periods for prior period estimates have been within a reasonable range given our normal claim fluctuations. Future policy benefits and claims also include benefit reserves that are established for universal life-type contracts that provide benefit features that are expected to produce gains in early years followed by losses in later years. The liabilities are accrued in relation to estimated contract assessments. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 11, Future Policy Benefits and Claims for further discussion. We periodically review and update actuarial assumptions that are used to project cash flows that are used to compute reserves. For more information see Transactions Affecting Comparability of Results of Operations — Actuarial Assumption Updates. Benefit Plans The reported expense and liability associated with OPEB plans requires the use of assumptions. Numerous assumptions are made regarding the discount rate, expected long-term rate of return on plan assets, turnover, expected compensation increases, health care claim costs, health care cost trends, retirement rates and mortality. The discount rate and the expected return on plan assets have the most significant impact on the level of expense. The assumed discount rate is determined by projecting future benefit payments inherent in the Projected Benefit Obligation and discounting those cash flows using a spot yield curve for high quality corporate bonds. Our assumed discount rate was 4.80% for our OPEB plans as of December 31, 2023. 208

Typically, a 0.25% decrease in the discount rate would increase the OPEB accumulated postretirement benefit obligation by approximately $1.2 million and would have a nominal impact on the Net Periodic Benefit Cost (“NPBC”). Typically, a 0.25% increase in the discount rate would result in decreases in benefit obligations and changes in expenses at a level generally commensurate with those noted above. The assumed long-term rate of return on plan assets is set at the long-term rate expected to be earned based on the long-term investment policy of the plans and the various classes of the invested funds. Historical and future expected returns of multiple asset classes were analyzed to develop a risk-free real rate of return and risk premiums for each asset class. The overall long-term rate for each asset class was developed by combining a long-term inflation component, the real risk-free rate of return and the associated risk premium. A weighted average rate was developed based on long-term returns for each asset class, the plan’s target asset allocation policy and the tax structure of the trusts. For the 2023 NPBC, a 5.20% weighted average long-term rate of return was used. For the 2024 NPBC, a 4.70% weighted average long-term rate of return assumption, respectively, will be used. Typically, a 0.25% decrease in the assumed long-term rate of return would increase the NPBC by approximately $0.2 million. Typically, a 0.25% increase in this rate would result in a decrease to expense at the same level. The assumed return on plan assets is based on the fair market value of plan assets as of December 31, 2023. 209

The compensation increase assumption is generally set at a rate consistent with current and expected long-term compensation and salary policy, including inflation. For OPEB costs, actuarial gains and losses are amortized using a straight-line amortization method over the average future lifetime of the remaining covered group of retirees, which is approximately 15 years. The OPEB plans utilize the 10% corridor. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 16, Employee and Agent Benefits for further discussion. Income Taxes We provide for income taxes based on our estimate of the liability for taxes due. Our tax accounting represents management’s best estimate of various events and transactions, such as completion of tax audits or establishment of, or changes to, a valuation allowance associated with certain deferred tax assets, which could affect our estimates and effective income tax rate in a particular quarter or annual period. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit. Inherent in the provision for income taxes are estimates and our expectations regarding the deductibility of certain items, the timing of income and expense recognition, future performance and the current or future realization of operating losses, capital losses and certain tax credits. We regularly evaluate the capital needs of our operations considering all available information, including operating and capital plans, regulatory capital requirements, parent company financing and cash flow needs, as well as tax laws applicable to our subsidiaries. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A significant decline in value of financial assets could lead to establishment of a valuation allowance on deferred tax assets having an adverse effect on current and future results. In management’s judgment, total deferred income tax assets are more-likely-than-not to be realized. In addition, the amount of income taxes paid is subject to audits in the U.S. as well as various state jurisdictions. Tax benefits are recognized for book purposes when the more-likely-than-not threshold is met with regard to the validity of an uncertain tax position. Once this threshold is met, for each uncertain tax position we recognize in earnings the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the Internal Revenue Service or other income taxing authorities for audits ongoing or not yet commenced. We had $141.0 million of current income tax payables associated with outstanding audit issues as of December 31, 2023. We believe there are adequate defenses against, or sufficient provisions for, the contested issues, but final resolution of contested issues could take several years while legal remedies are pursued. Consequently, we do not anticipate the ultimate resolution of audits ongoing or not yet commenced to have a material impact on our net income. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 15, Income Taxes for further discussion. Transactions Affecting Comparability of Results of Operations Actuarial Assumption Updates We periodically review and update actuarial assumptions that are inputs to the models for the liability for future policy benefits for traditional limited-payment long-duration contracts and other actuarial 210 balances. Assumption updates and model refinements made during the third quarter resulted in a change in cash flow assumptions that increased (decreased) consolidated net income attributable to Principal Life Insurance Company by $(9.7) million, $51.2 million and $(44.4) million for the years ended December 31, 2023, 2022 and 2021, respectively. The following table presents the increase (decrease) to pre-tax operating earnings for each segment. For the year ended December 31, 2023 2022 2021 (in millions) Retirement and Income Solutions ......................... $53.4 $ 1.8 $(96.6) Benefits and Protection ................................ 9.8 61.2 3.4 Reinsurance Transactions During the fourth quarter of 2023, we closed a coinsurance with funds withheld reinsurance transaction with PFS Bermuda, an affiliated Class C reinsurer that is a Bermuda exempted company limited by shares, pursuant to which we ceded certain of our term life and PRT blocks of business. During the second quarter of 2022, we closed a coinsurance with funds withheld reinsurance transaction with Talcott Life & Annuity Re, a limited liability company organized under the laws of the Cayman Islands and an affiliate of Talcott Resolution Life, Inc., a subsidiary of Sixth Street, pursuant to which we ceded our in-force U.S. retail fixed annuity and ULSG blocks of business. The economics of the Talcott Reinsurance Transaction were effective as of January 1, 2022. Other Factors Affecting Comparability Effects of Inflation The impact of inflation has not had a material effect on our annual consolidated results of operations over the past three years. However, we may be materially affected by inflation in the future. Variable Investment Income Variable investment income includes certain types of investment returns such as prepayment fees and income (loss) from certain elements of our other alternative asset classes, including results of value-add real estate sales activity. Due to its unpredictable nature, variable investment income may or may not be material to our financial results for a given reporting period and may create variances when comparing different reporting periods. For additional information, see Investment Results. Recent Accounting Changes For recent accounting changes, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 1, Nature of Operations and Significant Accounting Policies under the captions, “Recent Accounting Pronouncements” and “Adoption of Targeted Improvements to the Accounting for Long-Duration Insurance Contracts Guidance.” 211

Results of Operations The following table presents summary consolidated financial information for the years indicated: For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 (in millions) Revenues: Premiums and other considerations ........ $ 6,396.7 $ 5,264.3 $ 4,714.0 $ 1,132.4 $ 550.3 Fees and other revenues ................ 2,204.7 2,168.1 2,708.2 36.6 (540.1) Net investment income ................. 3,285.5 2,852.4 3,633.7 433.1 (781.3) Net realized capital gains (losses) .......... (154.7) 83.3 112.1 (238.0) (28.8) Net realized capital gains on funds withheld assets ........................... 161.8 749.4 — (587.6) 749.4 Change in fair value of funds withheld embedded derivative ................. (1,326.7) 3,652.8 — (4,979.5) 3,652.8 Total revenues ..................... 10,567.3 14,770.3 11,168.0 (4,203.0) 3,602.3 Expenses: Benefits, claims and settlement expenses ..... 7,226.2 5,882.7 6,617.5 1,343.5 (734.8) Liability for future policy benefits remeasurement (gain) loss ............. (52.5) (259.8) 0.4 207.3 (260.2) Market risk benefit remeasurement loss ..... 33.7 131.2 114.1 (97.5) 17.1 Dividends to policyholders .............. 89.2 94.8 94.8 (5.6) — Operating expenses ................... 3,121.5 3,135.9 2,828.5 (14.4) 307.4 Total expenses ..................... 10,418.1 8,984.8 9,655.3 1,433.3 (670.5) Income before income taxes ............... 149.2 5,785.5 1,512.7 (5,636.3) 4,272.8 Income taxes (benefits) .................. (87.4) 1,106.0 196.6 (1,193.4) 909.4 Net income .......................... 236.6 4,679.5 1,316.1 (4,442.9) 3,363.4 Net income attributable to noncontrolling interest ............................ 19.6 62.2 24.3 (42.6) 37.9 Net income attributable to Principal Life Insurance Company ................... $ 217.0 $ 4,617.3 $ 1,291.8 $(4,400.3) $3,325.5 Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Net Income Attributable to Principal Life Insurance Company Net income attributable to Principal Life Insurance Company decreased primarily due to the change in the fair value of the funds withheld embedded derivative. Total Revenues Premiums and other considerations increased for the Retirement and Income Solutions segment primarily due to higher sales of single premium group annuities with life contingencies. The single premium group annuity product, which is typically used to fund defined benefit plan terminations, can generate large premiums from very few customers and therefore premiums tend to vary from period to period. Fees and other revenues increased for the Benefits and Protection segment primarily due to growth in the Life Insurance business. Fees and other revenues increased for the Retirement and Income Solutions segment primarily due to growth in the financial markets. 212

For net investment income and net realized capital gains (losses) variance information, see Investments — Investment Results under the captions Net Investment Income” and Net Realized Capital Gains (Losses), respectively. Net realized capital gains on funds withheld assets decreased due to lower net gains on sales of funds withheld assets as a result of lower sales in 2023 resulting from less portfolio re-positioning by the external reinsurer. The change in the fair value of the funds withheld embedded derivative resulted in a loss in 2023 due primarily to a tightening of credit spreads as compared to a gain in 2022 due primarily to increased interest rates. Total Expenses Benefits, claims and settlement expenses increased for the Retirement and Income Solutions segment primarily due to an increase in reserves, stemming from higher sales of single premium group annuities with life contingencies. Liability for future policy benefits remeasurement (gain) loss changed primarily due to re-cohorting in the universal life business in 2022 within the Benefits and Protection segment with no corresponding activity in 2023. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 1, Nature of Operations and Significant Accounting Policies — Actuarial Balance Re-Cohorting for further discussion. The market risk benefit remeasurement loss decreased primarily due to a favorable impact from periodic and final settlements for derivatives used to hedge MRBs. This change was partially offset by an unfavorable impact from the change in fair value of the MRB asset (liability), excluding impacts of nonperformance risk, primarily driven by changes in market movements. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 12, Market Risk Benefits for further information on market effects. Operating expenses decreased primarily due to strategic review costs and impacts related to the exited business incurred in 2022 with no corresponding activity in 2023. This decrease was partially offset by higher compensation costs and higher non-deferrable commission expense. Income Taxes The effective income tax rate changed to (59)% for the year ended December 31, 2023 from 19% for the year ended December 31, 2022, primarily due to a decrease in pre-tax income with no proportionate change in permanent tax differences. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 15, Income Taxes under the caption, Effective Income Tax Rate for further discussion. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Net Income Attributable to Principal Life Insurance Company Net income attributable to Principal Life Insurance Company increased primarily due to the change in the fair value of the funds withheld embedded derivative associated with the Talcott Reinsurance Transaction following establishment in 2022. Total Revenues Premiums and other considerations increased for the Benefits and Protection segment primarily due to an increase from growth in the Specialty Benefits business and an increase in premiums in the Life Insurance business primarily related to the retrocession of ceded premiums as a result of the Talcott Reinsurance Transaction in 2022. Fees and other revenues decreased for the Benefits and Protection segment primarily due to the Talcott Reinsurance Transaction. 213

For net investment income and net realized capital gains (losses) variance information, see Investments — Investment Results under the captions Net Investment Income and Net Realized Capital Gains (Losses), respectively. Net realized capital gains on funds withheld assets increased as a result of the sale of funds withheld assets associated with the Talcott Reinsurance Transaction in 2022. The change in the fair value of the funds withheld embedded derivative increased due to an increase in interest rates following the establishment of the funds withheld payable associated with the Talcott Reinsurance Transaction in 2022. Total Expenses Benefits, claims and settlement expenses decreased for the Benefits and Protection segment primarily due to the Talcott Reinsurance Transaction. Benefits, claims and settlement expenses decreased for the Retirement and Income Solutions segment primarily due to a decrease in reserves, stemming from the impact of our exited retail fixed annuity business. Liability for future policy benefits remeasurement (gain) loss changed primarily due to re-cohorting in the universal life business in 2022 within the Benefits and Protection segment with no corresponding activity in 2021. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 1, Nature of Operations and Significant Accounting Policies — Actuarial Balance Re-Cohorting for further discussion. The market risk benefit remeasurement loss increased primarily due to an unfavorable impact from periodic and final settlements for derivatives used to hedge MRBs. This change was partially offset by a favorable impact from the change in fair value of the MRB asset (liability), excluding impacts of nonperformance risk, primarily driven by changes in market movements. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 12, Market Risk Benefits for further information on market effects. Operating expenses increased primarily due to strategic review costs and impacts related to the exited business incurred in 2022 with no corresponding activity in 2021 and higher compensation costs. Income Taxes The effective income tax rate changed to 19% for the year ended December 31, 2022 from 13% for the year ended December 31, 2021, primarily due to an increase in pre-tax income with no proportionate increase in permanent tax differences. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 15, Income Taxes under the caption, Effective Income Tax Rate for further discussion. Results of Operations by Segment For results of operations by segment see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 21, Segment Information. Beginning in 2022, segment pre-tax operating earnings excludes amounts associated with our exited U.S. retail fixed annuity and ULSG businesses, including strategic review costs and impacts, amortization of reinsurance gain (loss), other impacts of reinsured businesses, net realized capital gains (losses) on funds withheld assets and the change in fair value of the funds withheld embedded derivative. Retirement and Income Solutions Segment Retirement and Income Solutions Trends Several key factors impact revenue and earnings growth in the Retirement and Income Solutions segment. These factors include: the ability of our distribution channels to generate new sales and retain existing business; pricing decisions that take account of competitive conditions, persistency, investment returns, mortality trends, and operating expense levels; investment management performance; equity market returns and interest rate changes. Profitability ultimately depends on our ability to price products and 214 invest assets at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products. Net revenue and average monthly account values are key metrics used to understand Retirement and Income Solutions earnings growth. Net revenue, which is used only at the segment level, is defined as operating revenues less benefits, claims and settlement expenses; liability for future policy benefits remeasurement gain (loss); market risk benefit remeasurement (gain) loss and dividends to policyholders. Net revenue is impacted by: (1) changes in the equity markets and interest rates and (2) the difference between investment income earned on the underlying general account assets and the interest rate credited to the contracts. Average monthly account values are primarily impacted by net customer cash flows and credit market performance. The following table presents the Retirement and Income Solutions segment net revenue for the years indicated: For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 Net revenue (in millions) ................ $2,672.5 $2,598.8 $2,611.4 $73.7 $(12.6) Average monthly account values (in billions) . . $ 476.5 $ 477.2 $ 459.9 $ (0.7) $ 17.3 Retirement and Income Solutions Segment Summary Financial Data The following table presents certain summary financial data relating to the Retirement and Income Solutions segment for the years indicated: For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 (in millions) Operating revenues: Premiums and other considerations ...... $2,935.0 $1,959.7 $1,883.6 $ 975.3 $ 76.1 Fees and other revenues .............. 1,675.0 1,647.6 1,636.1 27.4 11.5 Net investment income ............... 2,584.7 2,274.1 2,728.8 310.6 (454.7) Total operating revenues ............ 7,194.7 5,881.4 6,248.5 1,313.3 (367.1) Expenses: Benefits, claims and settlement expenses, including dividends to policyholders .... 4,586.5 3,290.6 3,547.0 1,295.9 (256.4) Liability for future policy benefits remeasurement gain ............... (68.0) (11.1) (3.8) (56.9) (7.3) Market risk benefit remeasurement loss ... 3.7 3.1 93.9 0.6 (90.8) Operating expenses .................. 1,610.4 1,570.2 1,487.6 40.2 82.6 Total expenses .................... 6,132.6 4,852.8 5,124.7 1,279.8 (271.9) Pre-tax operating earnings .............. $1,062.1 $1,028.6 $1,123.8 $ 33.5 $ (95.2) Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Pre-Tax Operating Earnings Pre-tax operating earnings increased primarily due to an increase in net revenue, which was partially offset by an increase in operating expenses as described below. 215

Net Revenue Net revenue increased primarily due to the rising interest rate environment and the impact associated with actuarial assumption updates and model refinements, which were more favorable in 2023 compared to 2022. These increases were partially offset by a decrease in variable investment income. Operating Expenses Operating expenses increased primarily due to higher compensation related expenses. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Pre-Tax Operating Earnings Pre-tax operating earnings decreased due to a decrease in net revenue and an increase in operating expenses as described below. Net Revenue Net revenue decreased primarily due to a decrease associated with the impacts of our exited retail fixed annuity business, a decrease in fee revenue primarily resulting from declining financial markets and a decrease in variable investment income. These decreases were partially offset by an increase associated with higher net yields, the impact associated with actuarial assumption updates and model refinements, which were favorable in 2022 compared to unfavorable in 2021 and an increase in revenue from our Principal Deposit Sweep program resulting from growth in the business. Operating Expenses Operating expenses increased primarily due to an increase in compensation related expenses, which were partially offset by a decrease in non-deferrable commission expense stemming from lower sales in commission-eligible products. Benefits and Protection Segment Benefits and Protection Segment Trends Premium and fees are a key metric for growth in the Benefits and Protection segment. We receive premiums on our specialty benefits products as well as our traditional life insurance products. Fees are generated from our universal life, variable universal life and indexed universal life insurance products. We use several reinsurance programs to help manage the mortality and morbidity risk. Premium and fees are reported net of reinsurance premiums. The following table presents the Benefits and Protection segment premium and fees for the years indicated: For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 (in millions) Premium and fees: Specialty Benefits ................... $3,051.8 $2,801.8 $2,527.5 $250.0 $ 274.3 Life Insurance ..................... 867.2 921.4 1,278.6 (54.2) (357.2) 216

Benefits and Protection Segment Summary Financial Data The following table presents certain summary financial data relating to the Benefits and Protection segment for the years indicated: For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 (in millions) Operating revenues: Premiums and other considerations ...... $3,481.7 $3,306.8 $2,830.4 $174.9 $ 476.4 Fees and other revenues .............. 436.6 416.2 975.6 20.4 (559.4) Net investment income ............... 572.1 572.2 973.4 (0.1) (401.2) Total operating revenues ............ 4,490.4 4,295.2 4,779.4 195.2 (484.2) Expenses: Benefits, claims and settlement expenses ... 2,537.7 2,453.4 3,065.1 84.3 (611.7) Liability for future policy benefits remeasurement (gain) loss ........... 16.0 (43.8) 4.2 59.8 (48.0) Dividends to policyholders ............ 89.0 94.6 94.6 (5.6) — Operating expenses .................. 1,324.3 1,225.7 1,257.8 98.6 (32.1) Total expenses .................... 3,967.0 3,729.9 4,421.7 237.1 (691.8) Pre-tax operating earnings .............. $ 523.4 $ 565.3 $ 357.7 $ (41.9) $ 207.6 Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Pre-Tax Operating Earnings Pre-tax operating earnings in our Specialty Benefits business increased due to growth in the business. Pre-tax operating earnings in our Life Insurance business decreased due to lower investment income and unfavorable actuarial assumption updates in 2023 compared to favorable impacts in 2022. Operating Revenues Premium and fees in our Specialty Benefits business increased primarily due to growth in the business. Premium and fees decreased in our Life Insurance business primarily due to the impact of the PFS Bermuda Reinsurance Transaction. Total Expenses Benefits, claims and settlement expenses in our Specialty Benefits business increased due to growth in the business, offset by improved claims experience and lower COVID-19 claims. Benefits, claims and settlement expenses in our Life Insurance business increased slightly as mark-to-market changes on options associated with our indexed universal life insurance were offset by a smaller change in reserves. Liability for future policy benefits remeasurement (gain) loss changed due to less favorable actuarial assumption updates and model refinements in 2023 compared to 2022. Operating expenses increased primarily due to growth in the business. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Pre-Tax Operating Earnings Pre-tax operating earnings increased in our Specialty Benefits business due to more favorable actuarial assumption updates and model refinements in 2022 compared to 2021, lower COVID-19 claims in 2022 compared to 2021, growth in the business and strong expense management. 217

Operating Revenues Premium and fees in our Specialty Benefits business increased due to growth in the business. Premium and fees decreased in our Life Insurance business primarily due to the impact of our exited ULSG business. Net investment income in our Life Insurance business decreased primarily due to the impact of our exited ULSG business and lower variable investment income. Total Expenses Benefits, claims and settlement expenses in our Specialty Benefits business increased due to growth in the business, partially offset by lower COVID-19 claims and improved claims experience. Benefits, claims and settlement expenses in our Life Insurance business decreased primarily due to the impact of our exited ULSG business, mark-to-market changes on options associated with our indexed universal life insurance and lower COVID-19 claims. Liability for future policy benefits remeasurement (gain) loss in our Specialty Benefits business changed due to more favorable actuarial assumption updates and model refinements in 2022 compared to 2021. Operating expenses in our Specialty Benefits business increased primarily due to growth in the business, offset by expense management. Operating expenses in our Life insurance business decreased primarily due to the impact of our exited ULSG business. Corporate Segment The following table presents certain summary financial data relating to the Corporate segment for the years indicated: For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 (in millions) Operating revenues: Total operating revenues .................. $120.3 $ 60.7 $ 67.5 $ 59.6 $ (6.8) Expenses: Total expenses ......................... 94.1 115.5 84.0 (21.4) 31.5 Pre-tax operating earnings attributable to noncontrolling interest ................... 19.6 62.2 24.3 (42.6) 37.9 Pre-tax operating earnings (losses) ............ $ 6.6 $(117.0) $(40.8) $123.6 $(76.2) Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Pre-Tax Operating Losses Pre-tax operating earnings increased largely due to higher net investment income largely resulting from mark-to-market gains on investments in 2023 relative to mark-to-market losses in 2022. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Pre-Tax Operating Losses Pre-tax operating losses increased primarily due to lower net investment income largely resulting from mark-to-market losses on investments in 2022 relative to mark-to-market gains in 2021. Liquidity and Capital Resources Liquidity and capital resources represent the overall strength of a company and its ability to generate strong cash flows, borrow funds at a competitive rate and raise new capital to meet operating and growth 218 needs. We are monitoring our liquidity closely and feel confident in our ability to meet all long-term obligations to customers, policyholders and debt holders. Our sources of strength include our strong risk-based capital position, access to a revolving credit facility and our available cash and liquid assets. Liquidity Our liquidity requirements have been and will continue to be met by funds from consolidated operations as well as the issuance of commercial paper, debt or other capital securities and borrowings from credit facilities. We believe the cash flows from these sources are sufficient to satisfy the current liquidity requirements of our operations, including reasonably foreseeable contingencies. We maintain a level of cash and securities which, combined with expected cash inflows from investments and operations, we believe to be adequate to meet anticipated short-term and long-term payment obligations. We will continue our prudent capital management practice of regularly exploring options available to us to maximize capital flexibility, including accessing the capital markets and careful attention to and management of expenses. We perform rigorous liquidity stress testing to ensure our asset portfolio includes sufficient high quality liquid assets that could be utilized to bolster our liquidity position under increasingly stressed market conditions. These assets could be utilized as collateral for secured borrowing transactions with various third parties or by selling the securities in the open market if needed. We also manage liquidity risk by limiting the sales of liabilities with features such as puts or other options that can be exercised at inopportune times. For example, as of December 31, 2023, approximately $14.8 billion, or 99%, of our institutional guaranteed investment contracts and funding agreements cannot be redeemed by contractholders prior to maturity. Our individual annuity liabilities also contain surrender charges and other provisions limiting early surrenders. The following table summarizes the withdrawal characteristics of our general account investment contracts as of December 31, 2023. Contractholder funds Percentage (in millions) Not subject to discretionary withdrawal .......................... $15,746.6 57.2% Subject to discretionary withdrawal with adjustments: Specified surrender charges ................................. 7,084.7 25.8 Market value adjustments .................................. 4,666.1 17.0 Subject to discretionary withdrawal without adjustments .............. 0.7 — Total investment contracts ................................... $27,498.1 100.0% Universal life insurance and certain traditional life insurance policies are also subject to discretionary withdrawals by policyholders. However, life insurance policies tend to be less susceptible to withdrawal than our investment contracts because policyholders may be subject to a new underwriting process in order to obtain a new life insurance policy. In addition, our life insurance liabilities include surrender charges to discourage early surrenders. We had the following short-term credit facility with various financial institutions as of December 31, 2023: Obligor/Applicant Financing structure Maturity Capacity Amount outstanding (in millions) Principal Life(1) .......................... Credit facility October 2027 $800.0 $ — Total ................................. $800.0 $ — 219

(1) The credit facility is supported by sixteen banks. The revolving credit facility is committed and available for general corporate purposes. The credit facility also provides 100% back-stop support for our commercial paper program, of which we had no outstanding balances as of December 31, 2023 and December 31, 2022. Most of the banks supporting the credit facility have other relationships with us. Due to the financial strength and the strong relationships we have with these providers, we are comfortable we have very low risk the financial institutions would be unable or unwilling to fund the facility. Operations. Our primary consolidated cash flow sources are premiums from insurance products, pension and annuity deposits, administrative services fee revenues, income from investments and proceeds from the sales or maturity of investments. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payments relating to policy and contract surrenders, withdrawals, policy loans, interest payments and repayment of short-term debt and long-term debt. Our investment strategies are generally intended to provide adequate funds to pay benefits without forced sales of investments. For a discussion of our investment objectives and strategies, see Investments. Cash Flows. Cash flow activity, as reported in our consolidated statements of cash flows, provides relevant information regarding our sources and uses of cash. The following discussion of our operating, investing and financing portions of the cash flows excludes cash flows attributable to the separate accounts. Net cash provided by operating activities was $4,909.0 million, $3,470.8 million and $3,544.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our insurance businesses typically generate positive cash flows from operating activities, as premiums collected from our insurance products and income received from our investments exceed acquisition costs, benefits paid, redemptions and operating expenses. These positive cash flows are then invested to support the obligations of our insurance and investment products and required capital supporting these products. Our cash flows from operating activities are affected by the timing of premiums, fees and investment income received and benefits and expenses paid. The increase in cash provided by operating activities in 2023 compared to 2022 was primarily due to fluctuations in receivables and payables associated with the timing of settlements, and a decrease in net cash outflows for trading securities and equity securities with operating intent. Cash provided by operating activities decreased slightly in 2022 compared to 2021 primarily due to fluctuations in receivables and payables associated with the timing of settlements as well as an increase in net cash outflows for trading securities and equity securities with operating intent. Net cash used in investing activities was $1,742.8 million, $314.0 million and $5,670.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. The increase in cash used in investing activities in 2023 compared to 2022 was due to net purchases of available-for-sale securities in 2023 compared to net sales and maturities of available-for-sale securities in 2022 and net purchases of real estate in 2023 compared to net sales of real estate in 2022. These were partially offset by lower net acquisitions and originations of mortgage loans. The decrease in cash used in investing activities in 2022 compared to 2021 was primarily the result of portfolio mix variances due in large part to the Talcott Reinsurance Transaction and the associated funds withheld portfolio activity during 2022. Net cash provided by (used in) financing activities was $(2,857.5) million, $(1,056.1) million and $1,706.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The increase in cash used in financing activities in 2023 compared to 2022 was due to a decrease in banking operation deposits due to interest rate changes and outflows to higher rate alternatives and net investment contract withdrawals, most pronounced in large market cases. The increase in cash used in financing activities in 2022 compared to 2021 was primarily the result of a lower net increase in banking operation deposits and net investment contract withdrawals in 2022 versus net investment contract deposits in 2021. 220

Capitalization The following table summarizes our capital structure: December 31, 2023 December 31, 2022 ($ in millions) Debt: Long-term debt ...................................... $ 3.0 $ 67.8 Total debt .......................................... 3.0 67.8 Total stockholder’s equity attributable to PLIC ................. 8,115.8 7,666.6 Total capitalization ..................................... $8,118.8 $7,734.4 Debt to equity ........................................ —% 1% Debt to capitalization ................................... —% 1% Contractual Obligations and Contractual Commitments We have contractual obligations identified within 19. “Financial Statements, Notes to Consolidated Financial Statements, Note 10, Contractholder Funds, Note 11, Future Policy Benefits and Claims, Note 13, Reinsurance, Note 14, Debt and Note 17, Contingencies, Guarantees, Indemnifications and Leases.” As of December 31, 2023, we had no unique material cash requirements from known contractual and other obligations. We have made commitments to fund certain limited partnerships and other funds. As of December 31, 2023, the amount of unfunded commitments was $1,395.5 million. We are only required to fund additional equity under these commitments when called upon to do so by the partnership or fund; therefore, these commitments are not liabilities on our consolidated statements of financial position. Off-Balance Sheet Arrangements Variable Interest Entities. We have relationships with various types of special purpose entities and other entities where we have a variable interest as described in 19. “Financial Statements, Notes to Consolidated Financial Statements, Note 4, Variable Interest Entities.” We have made commitments to fund certain limited partnerships, as previously discussed in “Contractual Obligations and Contractual Commitments”, some of which are classified as unconsolidated variable interest entities. Guarantees and Indemnifications. As of December 31, 2023, no significant changes to guarantees and indemnifications have occurred since December 31, 2022. For guarantee and indemnification information, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 17, Contingencies, Guarantees, Indemnifications and Leases under the caption, Guarantees and Indemnifications. Financial Strength and Credit Ratings Our ratings are influenced by the relative ratings of our peers/competitors as well as many other factors including our operating and financial performance, capital levels, asset quality, liquidity, asset/liability management, overall portfolio mix, financial leverage (i.e., debt), risk exposures, operating leverage and other factors. We have had no significant changes or actions in ratings and rating outlooks that have occurred from January 1, 2023, through the date of this filing. The following table summarizes our significant financial strength and debt ratings from the major independent rating organizations. A rating is not a recommendation to buy, sell or hold securities. Such a rating may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. 221

A.M. Best Fitch Moody’s S&P Last review date ........................ March 2023 June 2023 January 2022 April 2023 Current outlook ........................ Stable Stable Stable Stable Principal Life Insurance Company Insurer Financial Strength ................. A+ AA- A1 A+ Issuer Credit Rating ..................... aa Commercial Paper ...................... AMB-1+ P-1 A-1+ Impacts of Income Taxes For income tax information, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 15, Income Taxes. Fair Value Measurement Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority (Level 1) to unadjusted quoted prices in active markets for identical assets or liabilities and gives the lowest priority (Level 3) to unobservable inputs. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety considering factors specific to the asset or liability. See 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 19, Fair Value Measurements for further details, including a reconciliation of changes in Level 3 fair value measurements. As of December 31, 2023, 55% of our net assets (liabilities) were Level 1, 41% were Level 2 and 4% were Level 3. Excluding separate account assets as of December 31, 2023, 3% of our net assets (liabilities) were Level 1, 88% were Level 2 and 9% were Level 3. As of December 31, 2022, 53% of our net assets (liabilities) were Level 1, 43% were Level 2 and 4% were Level 3. Excluding separate account assets as of December 31, 2022, 4% of our net assets (liabilities) were Level 1, 87% were Level 2 and 9% were Level 3. Changes in Level 3 Fair Value Measurements Net assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023, were $7,189.7 million as compared to $6,836.8 million as of December 31, 2022. The increase was primarily related to net purchases and transfers into Level 3 for certain fixed maturities, available-for-sale, partially offset by a decrease in the funds withheld payable embedded derivative net asset. Net assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022, were $6,836.8 million as compared to $1,448.8 million as of December 31, 2021. The increase was primarily related to an increase in the funds withheld payable embedded derivative net asset, an increase in manually priced private corporate credit securities and a reduction of market risk benefit net liability. Investments We had total consolidated assets as of December 31, 2023, of $259,770.1 million, of which $89,765.2 million were invested assets. A portion of our invested assets represent funds withheld backing reserves as part of a coinsurance with funds withheld reinsurance agreement. The funds withheld assets and associated net investment income and net realized capital gains (losses) are not included in the discussions below as the investment risk is passed to the reinsurer. See 19. FINANCIAL STATEMENTS, NOTES TO 222

CONSOLIDATED FINANCIAL STATEMENTS, Note 13, Reinsurance for more information on the funds withheld assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk; therefore, the discussion and financial information below does not include such assets. Overall Composition of Invested Assets Invested assets as of December 31, 2023, were predominantly high quality and broadly diversified across asset class, individual credit, industry and geographic location. Asset allocation is determined based on cash flow and the risk/return requirements of our products. As shown in the following table, the major categories of invested assets are fixed maturities and mortgage loans. December 31, 2023 Investments excluding funds withheld Funds withheld Total (in millions) Fixed maturities ..................................... $43,708.0 $19,537.5 $63,245.5 Equity securities ..................................... 42.7 0.3 43.0 Mortgage loans ..................................... 16,395.2 2,826.0 19,221.2 Real estate ......................................... 2,343.5 — 2,343.5 Policy loans ........................................ 793.2 — 793.2 Other investments ................................... 3,497.4 621.4 4,118.8 Total invested assets ................................ 66,780.0 22,985.2 89,765.2 Cash and cash equivalents .............................. 2,696.0 942.0 3,638.0 Total invested assets and cash .......................... $69,476.0 $23,927.2 $93,403.2 December 31, 2022 Investments excluding funds withheld Funds withheld Total (in millions) Fixed maturities ..................................... $44,471.0 $15,794.3 $60,265.3 Equity securities ..................................... 42.1 11.0 53.1 Mortgage loans ..................................... 16,911.6 2,810.8 19,722.4 Real estate ......................................... 2,237.4 — 2,237.4 Policy loans ........................................ 770.2 — 770.2 Other investments ................................... 3,081.5 179.8 3,261.3 Total invested assets ................................ 67,513.8 18,795.9 86,309.7 Cash and cash equivalents .............................. 1,566.4 1,762.9 3,329.3 Total invested assets and cash .......................... $69,080.2 $20,558.8 $89,639.0 Investment Results Net Investment Income The following table presents the yield and investment income, excluding net realized capital gains and losses, for our invested assets for the years indicated. We calculate annualized yields using a simple average of asset classes at the beginning and end of the reporting period. The yields for available-for-sale fixed maturities are calculated using amortized cost. All other yields are calculated using carrying amounts. 223

For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 Yield Amount Yield(1) Amount Yield Amount Yield Amount Yield Amount ($ in millions) Fixed maturities ............. 4.5% $2,262.4 3.6% $1,754.0 3.7% $2,492.5 0.9% $508.4 (0.1)% $(738.5) Equity securities ............. 8.2 3.5 (12.9) (35.4) 0.6 1.7 21.1 38.9 (13.5) (37.1) Mortgage loans – commercial .... 4.0 548.7 4.0 535.6 4.2 646.3 — 13.1 (0.2) (110.7) Mortgage loans – residential .... 3.4 112.8 2.7 84.3 2.1 46.1 0.7 28.5 0.6 38.2 Real estate ................. 7.7 177.2 12.9 276.2 10.1 194.4 (5.2) (99.0) 2.8 81.8 Policy loans ................ 5.0 39.1 4.7 34.4 5.1 36.2 0.3 4.7 (0.4) (1.8) Cash and cash equivalents ...... 6.8 148.2 2.7 37.6 0.1 1.7 4.1 110.6 2.6 35.9 Other investments ............ 8.2 270.2 12.4 366.1 14.6 390.2 (4.2) (95.9) (2.2) (24.1) Total ................... 4.7 3,562.1 4.2 3,052.8 4.1 3,809.1 0.5 509.3 0.1 (756.3) Investment expenses .......... (0.4) (276.6) (0.3) (200.4) (0.2) (175.4) (0.1) (76.2) (0.1) (25.0) Net investment income ....... 4.3% $3,285.5 3.9% $2,852.4 3.9% $3,633.7 0.4% $433.1 —% $(781.3) (1) The 2022 yield is calculated using the beginning balances adjusted for the Talcott Reinsurance Transaction. Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Net investment income increased primarily due to higher yields. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Net investment income decreased primarily due to the impacts of the Talcott Reinsurance Transaction in 2022. Net Realized Capital Gains (Losses) The following table presents the contributors to net realized capital gains and losses for the years indicated. The amounts below do not include net realized capital gains (losses) on funds withheld assets that are not passed to the reinsurer, which are separately reported on the consolidated statements of operations. For the year ended December 31, Increase (decrease) 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 (in millions) Fixed maturities, available-for-sale: Gross gains .......................... $ 46.8 $ 38.9 $ 50.4 $ 7.9 $ (11.5) Gross losses ......................... (134.8) (120.7) (26.9) (14.1) (93.8) Net credit losses(1) ..................... (31.3) (11.5) (34.5) (19.8) 23.0 Hedging, net ......................... 2.2 (0.7) (9.5) 2.9 8.8 Fixed maturities, trading .................. 0.7 (8.6) (6.6) 9.3 (2.0) Equity securities ........................ 0.7 (7.4) (0.5) 8.1 (6.9) Mortgage loans(2) ....................... (133.8) (74.1) 5.3 (59.7) (79.4) Derivatives ............................ (5.3) 154.7 126.4 (160.0) 28.3 Other ................................ 100.1 112.7 8.0 (12.6) 104.7 Net realized capital gains (losses)(3) .......... $(154.7) $ 83.3 $112.1 $(238.0) $ (28.8) (1) Net credit losses include adjustments to the credit loss valuation allowance, write-offs and recoveries on available-for-sale securities. 224

(2) Net realized capital gains (losses) on mortgage loans include losses related to the deconsolidation of residential mortgage loan trusts in 2023 and 2022. (3) Net realized capital gains (losses) can be volatile due to credit losses from invested assets, mark-to-market adjustments of certain invested assets and our decision to sell invested assets. Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Net realized capital gains (losses) decreased primarily due to losses versus gains on interest rate derivatives not designated as hedging instruments due to changes in interest rates, increased losses on residential whole loan trust deconsolidations and increased losses from strengthening commercial mortgage loan reserves. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Net realized capital gains decreased primarily due to losses on residential whole loan trust deconsolidations and losses on sales of available-for-sale fixed maturities. Quantitative and Qualitative Disclosures About Market Risk Market Risk Exposures and Risk Management Market risk is the risk we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposures are to interest rates, equity markets and foreign currency exchange rates. The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges using several approaches, including: • rebalancing our existing asset or liability portfolios; • controlling the risk structure of newly acquired assets and liabilities and • using derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased. Interest Rate Risk Interest rate risk is the risk of economic losses due to adverse changes in interest rates. Interest rate risk arises primarily from our holdings in interest sensitive assets and liabilities. Changes in interest rates impact numerous aspects of our operations, including but not limited to: • yield on our invested assets; • rate of interest we credit to contractholder account balances; • timing of cash flows on assets and liabilities containing embedded prepayment options; • cost of hedging our GMWB rider; • discount rate used in valuing our liability for future policy benefits for long-duration insurance and annuity contracts; • discount rate used in valuing our OPEB obligations; • statutory reserve and capital requirements; • interest expense on our long-term borrowings and • fair value of financial assets and liabilities held at fair value on our consolidated statements of financial position. Lower interest rates generally result in lower profitability in the long-term. Conversely, higher interest rates generally result in higher profitability in the long-term. However, an increase in market interest rates may cause a decline in the value of financial assets held at fair value on our consolidated statements of financial position. 225

Impact of Changes in Long-Term Interest Rate Assumptions We use long-term interest rate assumptions to calculate MRBs, certain reserves and benefit plan obligations in accordance with U.S. GAAP. In setting these assumptions, we consider a variety of factors, including historical experience, emerging trends and future expectations. We evaluate our assumptions on at least an annual basis. Due to the long-term nature of our assumptions, we generally do not revise our assumptions in response to short-term fluctuations in market interest rates. However, we will consider revising our assumptions if a significant change occurs in the factors noted above. A reduction in our long-term interest rate assumptions may result in increases in our MRB liabilities and certain reserves. Impact of Changes in Interest Rates Changes in interest rates or a sustained low interest rate environment may result in the following impacts, which would impact our financial position and results of operations: Impact of Falling Interest Rates or Sustained Low Interest Rates Impact of Rising Interest Rates Adverse Impacts: Positive Impacts: A reduction in investment income, which may be partially offset by a reduction in the interest we credit on contractholder account balances; however, our ability to lower crediting rates may be constrained by guaranteed minimum interest rates and competitive pressures An increase in investment income, which may be partially or fully offset by an increase in the interest we credit on contractholder account balances An increase in the cost of hedging our GMWB rider A decrease in the cost of hedging our GMWB rider An increase in MRB liabilities and certain reserves A decrease in MRB liabilities and certain reserves A reduction in the discount rate used to measure reserves for long-duration insurance and annuity contracts, leading to an increase in our reserves An increase in the discount rate used to measure reserves for long-duration insurance and annuity contracts, leading to a decrease in our reserves A reduction in the discount rate used in valuing our OPEB obligations, leading to an increase in our Accumulated Postretirement Benefit Obligation and Net Periodic Benefit Cost An increase in the discount rate used in valuing our OPEB obligations, leading to a decrease in our Accumulated Postretirement Benefit Obligation and Net Periodic Benefit Cost An increase in statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves A decrease in statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves An increase in prepayments or redemptions on mortgages and bonds we own, which would force us to reinvest the proceeds at lower interest rates A decrease in prepayments or redemptions on mortgages and bonds we own, which would reduce our opportunity to reinvest the proceeds at higher interest rates Positive Impacts: Adverse Impacts: A decrease in the interest expense on our long-term borrowings, to the extent the borrowings have adjustable rates or we are able to refinance our obligations at lower interest rates An increase in the interest expense on our long-term borrowings, to the extent the borrowings have adjustable rates or we refinance our obligations at higher interest rates An increase in the fair value of certain financial assets held at fair value on our consolidated statements of financial position A decrease in the fair value of certain financial assets held at fair value on our consolidated statements of financial position, as discussed below We estimate a hypothetical 100 basis point immediate, parallel decrease in U.S. interest rates would impact segment pre-tax operating earnings between (1)% and 1% over the next twelve months. This estimate 226 reflects the impact of routine management actions in response to changes in interest rates, such as reducing the interest rates we credit on contractholder account balances, but does not reflect the impact of other actions management may consider, such as curtailing sales of certain products. The selection of a 100 basis point immediate, parallel decrease in U.S. interest rates should not be construed as a prediction by us of future market events, but rather as an illustration of the impact of such an event. Our exposure will change as a result of ongoing portfolio transactions in response to new business, management’s assessment of changing market conditions and changes in our mix of business. If market rates increase rapidly, policy surrenders, withdrawals and requests for policy loans may increase as customers seek to achieve higher returns. Excess lapses may result in an acceleration of amortization for our DAC and other actuarial balances. We may be required to sell assets to raise the cash necessary to respond to such surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold. Impact of Rising Interest Rates on the Fair Value of Financial Assets. An increase in market interest rates may cause a decline in the value of financial assets held at fair value on our consolidated statements of financial position. Although changes in the fair value of our financial assets due to changes in interest rates may impact the amount of equity reported in our consolidated statements of financial position, these changes will not cause an economic gain or loss unless we sell investments, terminate derivative positions, record an allowance for credit loss, or determine a derivative instrument is no longer an effective hedge. We estimate a hypothetical 100 basis point immediate, parallel increase in interest rates would reduce the net reported fair value of our financial assets and derivatives by $2,134.3 million as of December 31, 2023, compared to $2,129.1 million as of December 31, 2022. This estimate only reflects the change in fair value for financial assets and derivatives reported at fair value on our consolidated statements of financial position. Assets and liabilities not reported at fair value on our consolidated statements of financial position — including mortgage loans, liabilities relating to insurance contracts, investment contracts, debt and bank deposits — are excluded from this sensitivity analysis. We believe the excluded liability items would economically serve as a partial offset to the net interest rate risk of the financial instruments included in the sensitivity analysis. Separate account assets and liabilities are also excluded from this estimate, as any interest rate risk is borne by the holder of the separate account. Assets backing reserves as part of a coinsurance with funds withheld agreement are excluded from this estimate, as any interest rate risk is passed to the reinsurer. For more information on fair value measurements, see 19. FINANCIAL STATEMENTS, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Note 19, Fair Value Measurements. Our selection of a 100 basis point immediate, parallel increase in interest rates is a hypothetical rate scenario we use to demonstrate potential risk. While a 100 basis point immediate, parallel increase does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While this sensitivity analysis provides a representation of interest rate sensitivity, it is based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio transactions in response to new business, management’s assessment of changing market conditions and available investment opportunities. Our net estimated potential loss in fair value as of December 31, 2023, increased $5.2 million from December 31, 2022, primarily due to an increase in the fair value of our assets. Interest Rate Risk Management We manage interest rate risk through the use of an integrated risk management framework. This helps us identify, assess, monitor, report and manage our risks within established limits and risk tolerances. Our internal risk committees monitor and discuss our risk profile and identify necessary actions to mitigate impacts from interest rate risk. The product designs within our business units result in a variety of different interest rate risk profiles. Therefore, our business units use a variety of different approaches for managing their asset and liability interest rate risks. 227

• Retirement Business Stable Cash Flows — For stable and predictable cash flow liabilities, such as pension risk transfer, WSRS, and investment only, we use investment strategy and hedges to tightly align the cash flow run off of these asset and liability cash flows. Immunization analysis is also utilized in the management of interest rate risk. • U.S. Insurance Stable Cash Flows — Our insurance businesses in many instances contain long-term guarantees with stable and predictable liability cash flows and recurring premiums. We manage the interest rate risk through investment strategy, product crediting rates and analyzing duration and embedded value sensitivity. We also limit our exposure to interest rate risk through our business mix and strategy. We have intentionally limited our exposure to specific products where investment margins are critical to the product’s profitability, and we continue to emphasize the sale of products that generate revenues in the form of fees for service or premiums for insurance coverage and expose us to minimal interest rate risk. Prepayment risk is controlled by limiting our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer. We also require additional yield on these investments to compensate for the risk the issuer will exercise such option. Prepayment risk is also controlled by limiting the sales of liabilities with features such as puts or other options that can be exercised at inopportune times. We manage the interest rate risk associated with our long-term borrowings by monitoring the interest rate environment and evaluating refinancing opportunities as maturity dates approach. Use of Derivatives to Manage Interest Rate Risk. We use or have used various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, interest rate options, to be announced (“TBA”) forwards, bond forwards, treasury forwards, swaptions and futures. We use interest rate swaps, treasury forwards and futures contracts to hedge against changes in the value of the GMWB MRB. We use interest rate swaps and have used TBA forwards primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the sensitivity to the interest rate of specific assets and liabilities as well as an entire portfolio. We use bond forwards to fix the purchase price of a bond at a specified date in the future. We use interest rate options to manage prepayment risks in our assets and minimum guaranteed interest rates and lapse risks in our liabilities. We have purchased swaptions to hedge interest rate exposure for certain assets and liabilities. Foreign Currency Risk Foreign currency risk is the risk we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from foreign currency-denominated funding agreements issued to nonqualified institutional investors in the international market and foreign currency-denominated fixed maturity and equity securities. We estimate as of December 31, 2023, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no material change to the net fair value of our foreign currency-denominated instruments identified above because we effectively hedge foreign currency-denominated instruments to minimize exchange rate impacts, which is consistent with our estimate as of December 31, 2022. The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event. Use of Derivatives to Manage Foreign Currency Risk. The foreign currency risk on funding agreements and fixed maturities is mitigated by using currency swaps that swap the foreign currency interest and principal payments to our functional currency. We did not have currency swap agreements associated with foreign-denominated liabilities as of December 31, 2023 and December 31, 2022. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturities was $1,888.5 million and $1,389.8 million as of December 31, 2023 and December 31, 2022, respectively. We use currency forwards to hedge certain foreign-denominated investments. We held currency forwards with a notional amount of $54.2 million and $32.0 million as of December 31, 2023 and December 31, 2022, respectively. 228

Equity Risk Equity risk is the risk we will incur economic losses due to adverse fluctuations in equity markets. As of December 31, 2023 and December 31, 2022, the fair value of our equity securities was $43.0 million and $53.1 million, respectively. We estimate a 10% decline in the prices of the equity securities would result in a decline in fair value of our equity securities of $4.3 million as of December 31, 2023, as compared to a decline in fair value of our equity securities of $5.3 million as of December 31, 2022. We also have equity risk associated with (1) universal life contracts that credit interest to customers based on changes in an external equity index; (2) variable annuity contracts that have a GMWB rider that allows the customer to make withdrawals of a specified annual amount, either for a fixed number of years or for the lifetime of the customer, even if the account value is reduced to zero; (3) variable annuity contracts that have a guaranteed minimum death benefit (“GMDB”) that allows the death benefit to be paid, even if the account value has fallen below the GMDB amount; (4) SEC registered annuity contracts with returns linked to an external index and (5) investment contracts in which the return is subject to minimum contractual guarantees. We are also subject to equity risk based upon the assets that support our employee benefit plans. For further discussion of equity risk associated with these plans, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Benefit Plans. We estimate an immediate 10% decline in the S&P 500 index, followed by a 2% per quarter increase would reduce our annual segment pre-tax operating earnings by approximately 5% to 8% over the next twelve months. The selection of a 10% unfavorable change in the S&P 500 index should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event. Our exposure will change as a result of changes in our mix of business. Separate and distinct from our equity risk associated with a decline in the S&P index, we also have equity risk associated with certain alternative investments. These investments are comprised of several asset categories (including hedge funds, private equity, infrastructure and direct lending) that provide an attractive asset match to our long-dated liabilities and create diversification benefits to our fixed income investments. The risk profile of these investments is actively monitored by our Investment Committee and our corporate risk management function. Changes in the value of these investments will impact earnings. We estimate an immediate 10% decline in the value of those assets, followed by a 2% per quarter increase would reduce our annual segment pre-tax operating earnings by less than 8%. The selection of a 10% unfavorable change in the value of those assets should not be construed as a prediction of future market events, but rather as an illustration of the potential impact of such a decline in value of those assets. Use of Derivatives to Manage Equity Risk. We economically hedge the universal life products, where the interest credited is linked to an external equity index, by purchasing options that match the product’s profile or selling options to offset existing exposures. We economically hedge RILA exposure using options and futures. We economically hedge the GMWB rider MRB exposure, which includes interest rate risk and equity risk, using futures, options, treasury forwards and interest rate swaps with notional amounts of $8,600.5 million and $8,950.3 million as of December 31, 2023 and December 31, 2022, respectively. The fair value of both MRBs and associated hedging instruments are sensitive to financial market conditions and the variance related to the change in fair value of these items for a given period is largely dependent on market conditions at the end of the period. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters We are a direct wholly owned subsidiary of PFS, which in turn is a wholly owned subsidiary of PFG. None of our directors or named executive officers beneficially own shares of our stock. 25. FINANCIAL STATEMENTS FOR THE COMPANY The consolidated financial statements of Principal Life Insurance Company that are included in this section of the prospectus. They should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to the investment performance of the assets held in the Registered Separate Account. [TO BE ADDED BY AMENDMENT] 229

APPENDIX A [TO BE UPDATED BY AMENDMENT]INDEX DISCLOSURES S&P 500® PRICE RETURN INDEX (SPX) The S&P 500® Price Return Index (“INDEX”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Principal Life Insurance Company (“Principal Life”). S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Principal Life. It is not possible to invest directly in an index. Principal Life’s are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Principal Life’s Product(s) or any member of the public regarding the advisability of investing in securities generally or in Principal Life’s Product(s) particularly or the ability of the INDEX to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Principal Life with respect to the INDEX is the licensing of the INDEX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The INDEX is determined, composed and calculated by S&P Dow Jones Indices without regard to Principal Life or Principal Life’s Product(s). S&P Dow Jones Indices have no obligation to take the needs of Principal Life or the owners of Principal Life’s Product(s) into consideration in determining, composing or calculating the INDEX. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of Principal Life’s Product(s). There is no assurance that investment products based on the INDEX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice. S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY Principal Life, OWNERS OF THE PRINCIPAL LIFE’S PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PRINCIPAL LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES. RUSSELL 2000® PRICE RETURN INDEX (RTY) Principal® Strategic Outcomes has been developed solely by Principal Life Insurance Company. Principal® Strategic Outcomes is not in any way connected to or sponsored, endorsed, sold, or promoted by A-1 the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies. All rights in the Russell 2000® (the “Index”) vest in the relevant LSE Group company which owns the Index. Russell® is a trademark of the relevant LSE Group company and is used by any other LSE Group company under license. The Index is calculated by or on behalf of Frank Russell Company or its affiliate, agent, or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of reliance on or any error in the Index or (b) investment in or operation of Principal® Strategic Outcomes. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Principal® Strategic Outcomes or the suitability of the Index for the purpose to which it is being put by Principal Life Insurance Company. SG SMART CLIMATE INDEX The SG Smart Climate Index is the exclusive property of SG Americas Securities, LLC (together with its affiliates, “SG”). “SG Americas Securities, LLC”, “SGAS”, “Société Générale”, “SG”, “Société Générale Indices”, “SGI”, “SG Smart Climate Index”, and “SG Climate Transition Risk Index” (collectively, the “SG Marks”) are trademarks or service marks of SG or have been licensed for use by SG from Entelligent, Inc. (together with its affiliates, “Entelligent”). SG has licensed use of the SG Marks to Principal Life Insurance Company (“Principal Life”) and sub-licensed the use of certain Entelligent marks (the “Entelligent Marks”) for use in a registered indexed annuity offered by Principal Life (the “Product”). SG is not acting, and has not been authorized to act, as an agent of Principal Life nor has SG in any way sponsored, promoted, solicited, negotiated, endorsed, offered, sold, issued, supported, structured or priced any Product or provided investment advice to Principal Life. The SG Smart Climate Index has been licensed to Principal Life for the Principal Life’s benefit. SG makes no representation or warranty whatsoever, express or implied, to investors in or owners of the Product (or any person taking exposure to it) or any member of the public in any other circumstances (each a “Contract Owner”): (a) regarding the advisability of investing in securities or other financial or insurance products generally or in the Product particularly; or (b) the suitability or appropriateness of an exposure to the SG Smart Climate Index in seeking to achieve any particular objective. Contract Owners should seek independent financial, tax, accounting, insurance, legal, and other professional advice prior to making any investment in the Product or any other product linked to the SG Smart Climate Index. SG is not responsible for and does not have any obligation or liability in connection with the design, issuance, administration, actions of Principal Life, marketing, trading or performance of the Product. SG has not prepared any part of this prospectus and no statements made herein (including, without limitation, any disclosures relating to the SG Smart Climate Index) can be attributed to SG. Publication of the SG Smart Climate Index and the constituents thereof do not constitute an investment recommendation or advice in respect of the SG Smart Climate Index or any constituent thereof by SG and no person should rely upon it as such. SG does not act as an investment adviser or investment manager in respect of the SG Smart Climate Index or the Product and does not accept any fiduciary or other duties in relation to the SG Smart Climate Index, Principal Life, the Product or any Contract Owner. The SG Smart Climate Index has been designed and is maintained and sponsored by SG without regard to Principal Life, the Product or any Contract Owner. The ability of Principal Life to make use of the SG Smart Climate Index may be terminated on short notice and it is the responsibility of Principal Life to provide for the consequences of that in the design of the Product. SG shall have no obligation to, and will not, take the needs of Principal Life or any Contract Owner into consideration in sponsoring, maintaining, determining, composing or calculating the SG Smart Climate Index or in any decision to cease doing so. SG makes no representation or warranty whatsoever, whether express or implied, and hereby expressly disclaims all warranties (including, without limitation, those of merchantability or fitness for a particular purpose or use), with respect to the SG Smart Climate Index or any data included therein or relating thereto, and in particular disclaims any guarantee or warranty either as to the quality, accuracy, timeliness and/or completeness of the SG Smart Climate Index or any data included therein, the results obtained from the use of the SG Smart Climate Index and/or the calculation or composition of the SG Smart Climate Index, or A-2 calculations made with respect to the Product at any particular time on any particular date or otherwise. SG shall not be liable (whether in negligence or otherwise) to any person for any error or omission in the SG Smart Climate Index or in the calculation of the SG Smart Climate Index, and SG is under no obligation to advise any person of any error therein, or for any interruption in the calculation of the SG Smart Climate Index. SG shall not have any liability to any party for any act or failure to act in connection with the determination, adjustment or maintenance of the SG Smart Climate Index. Without limiting the foregoing, in no event shall SG have any liability for any direct damages, lost profits or any special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages. SG may enter into derivative transactions or issue financial instruments linked to the SG Smart Climate Index and may independently issue or sponsor other indices or products that are similar to and may compete with the SG Smart Climate Index and the Product. SG may also transact in assets referenced in the SG Smart Climate Index (or in financial instruments such as derivatives that reference those assets). The roles of the different teams involved within SG in the design, maintenance or replication of the SG Smart Climate Index have been strictly defined. Where SG holds a product having the SG Smart Climate Index as its underlying and other positions exposing it to the SG Smart Climate Index for its own account, the replication of the SG Smart Climate Index is made in the same manner by a single team within SG, be it for the purpose of hedging the product held by external investors and consumers or for the purpose of the positions held by SG acting for its own account. SG may take positions in the market of the financial instruments or of other assets involved in the composition of the SG Smart Climate Index, including as liquidity provider. It is possible that these activities could have an effect (positive or negative) on the value of the SG Smart Climate Index and the Product. No actual investment which allowed tracking of the performance of the SG Smart Climate Index was possible before September 7, 2022. Any hypothetical “back-tested” information provided is illustrative only and derived from proprietary models designed with the benefit of hindsight based on certain data (which may or may not correspond with the data that someone else would use to back-test the SG Smart Climate Index) and assumptions and estimates (not all of which may be specified herein and which are subject to change without notice). The results obtained from different models, assumptions, estimates and/or data may be materially different from the results presented by SG and such hypothetical “back-tested” information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the SG Smart Climate Index. SG expressly disclaims any responsibility for (i) the accuracy or completeness of the models, assumptions, estimates and data used in deriving the hypothetical “back-tested” information, (ii) any errors or omissions in computing or disseminating the hypothetical “back-tested” information, and (iii) any uses to which the hypothetical “back-tested” information may be put by any recipient of such information. Any back-tested information provided herein is intended for use only by professional financial advisers and institutional investors within the meaning of FINRA Rule 2210. SG is under no obligation to continue compiling, calculating, maintaining or sponsoring the SG Smart Climate Index and may delegate or transfer to a third party some or all of its functions in relation to the SG Smart Climate Index. SG has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) (“S&P”) to maintain and calculate the SG Smart Climate Index. The SG Smart Climate Index is not sponsored, promoted, sold, or supported in any other manner by S&P, nor does S&P offer any express or implicit guarantee or assurance either with regard to the results of using the SG Smart Climate Index and/or trademarks of the SG Smart Climate Index or the levels of the SG Smart Climate Index at any time or in any other respect. The Product is not sponsored, endorsed, sold or promoted by Entelligent. Entelligent has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Product. Entelligent makes no representation or warranty, express or implied to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly, or the ability of the Licensed Intellectual Property to produce or to be used to produce a profit or otherwise constitute a separate investment program. Entelligent’s only relationship to the Product is in providing information to SG, which has created and is charged with calculating the SG Smart Climate Index. Entelligent is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the A-3

Product are to be converted into cash. Entelligent has no liability in connection with the administration, marketing or trading of the Product. ENTELLIGENT DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF ANY INDEX OR INDEXES. ENTELLIGENT MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF AN INDEX. ENTELLIGENT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX CREATED BY SG. WITHOUT LIMITING THE FOREGOING, IN NO EVENT SHALL ENTELLIGENT HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. EACH INVESTOR IN OR PURCHASER OF A PRODUCT ACKNOWLEDGES THAT: (I) THE LICENSED INTELLECTUAL PROPERTY MAY INCLUDE CERTAIN INFORMATION TAKEN FROM STOCK EXCHANGES AND OTHER SOURCES FROM AROUND THE WORLD; (II) ENTELLIGENT DOES NOT GUARANTEE THE SEQUENCE, ACCURACY, COMPLETENESS OR TIMELINESS OF THE LICENSED INTELLECTUAL PROPERTY; (III) THE PROVISION OF CERTAIN PARTS OF THE LICENSED INTELLECTUAL PROPERTY MAY BE SUBJECT TO THE TERMS AND CONDITIONS OF OTHER AGREEMENTS TO WHICH ENTELLIGENT IS A PARTY; (IV) NONE OF THE INFORMATION CONTAINED IN, NOR THE RESULTS THEREFROM, THE LICENSED INTELLECTUAL PROPERTY CONSTITUTES A SOLICITATION, OFFER, OPINION, OR RECOMMENDATION BY ENTELLIGENT TO BUY OR SELL ANY SECURITY, OR TO PROVIDE LEGAL, TAX, ACCOUNTING, OR INVESTMENT ADVICE OR SERVICES REGARDING THE PROFITABILITY OR SUITABILITY OF ANY SECURITY OR INVESTMENT; AND (V) NONE OF THE INFORMATION CONTAINED IN, NOR THE RESULTS THEREFROM, THE LICENSED INTELLECTUAL PROPERTY IS INTENDED FOR USE BY, OR DISTRIBUTION TO, ANY PERSON OR ENTITY IN ANY JURISDICTION OR COUNTRY WHERE SUCH USE OR DISTRIBUTION WOULD BE CONTRARY TO LAW OR REGULATION. ACCORDINGLY, ANYTHING TO THE CONTRARY HEREIN SET FORTH NOTWITHSTANDING, ENTELLIGENT, ITS AFFILIATES, SUPPLIERS, AGENTS, DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES, SUCCESSORS, AND ASSIGNS SHALL NOT, DIRECTLY OR INDIRECTLY, BE LIABLE, IN ANY WAY, TO YOU OR ANY OTHER PERSON FOR ANY: (A) INACCURACIES OR ERRORS IN OR OMISSIONS FROM THE LICENSED INTELLECTUAL PROPERTY INCLUDING, BUT NOT LIMITED TO, QUOTES AND FINANCIAL DATA; (B) DELAYS, ERRORS, OR INTERRUPTIONS IN THE TRANSMISSION OR DELIVERY OF THE LICENSED INTELLECTUAL PROPERTY; OR (C) LOSS OR DAMAGE ARISING THEREFROM OR OCCASIONED THEREBY, OR BY ANY REASON OF NONPERFORMANCE. Each of the above paragraphs is severable. If the contents of any such paragraph is held to be or becomes invalid or unenforceable in any respect in any jurisdiction, it shall have no effect in that respect, but without prejudice to the remainder of this notice. Additional Information Regarding the SG Smart Climate Index Provided by the Company Underlying SGI Index The Index is composed of a single underlying index, the SG Climate Transition Risk Index (Bloomberg Ticker: SGIXCTR) (the “Underlying SGI Index”). The Underlying SGI Index is a weighted index comprised of 150 to 250 stocks selected from the S&P 500 Index. The Underlying SGI Index is a “gross total return” index, meaning that its return reflects the total return on an investment in the component stocks (including reinvestment of all dividends, interest, and other income), less the fixed replication costs described under “Performance Drags” below. Stocks are selected and weighted for the Underlying SGI Index using the following three-step process: • Step One — ESG Exclusion Filters: Starting with all the companies included in the S&P 500 Index, proprietary filters are applied to exclude companies that fail to pass certain ESG criteria. Based on these filters, the following companies may be excluded from the Underlying SGI Index: A-4

• Companies involved in major controversies (i.e., operations incidents, employee incidents, governance incidents) that have an impact on the environment and society, and associated business risks; • Companies involved in a range of products, services, or business activities that are generally viewed as being controversial (e.g., weapons, tobacco, alcohol, gambling, thermal coal, fossil fuel, genetically modified organisms); and • Companies breaching any U.N. Global Compact Principles, which set forth principles related to human rights, labor, environment, and anti-corruption. • Companies involved in a major controversy or controversial business activity may not always be excluded. The ESG exclusion filters take into account the degree of involvement. For example, oil companies with substantive investments in a clean energy future may not be excluded. However, companies involved in certain business activities beyond specific thresholds (e.g., 0% of revenues from sale of assault weapons, 5% revenues from extraction of thermal coal, 10% of revenues from sale of tobacco products), and any company in breach of a U.N Global Compact Principle, will be excluded. • Step Two — Climate Risk Scoring: Each company remaining after step one is assigned a climate risk score. Climate risk scores are calculated using proprietary models that predict company profitability and share price performance under different climate scenarios in the future. Within each Global Industry Sector Classification, the companies are ranked by their respective climate risk scores, with the best scoring companies on the top and the worst scoring companies on the bottom. Companies ranked in the top half for each Global Industry Sector Classification are selected for inclusion in the Underlying SGI Index. • Step Three — Weighting: Component stocks of companies with better climate risk scores receive higher weightings than those of companies with worse climate risk scores, subject to minimum and maximum weighting restrictions designed to limit sector bias and provide diversification. The Underlying SGI Index is reconstituted using the three-step process described above on a quarterly basis. The selection and weighting of stocks for the Underlying SGI Index is fully systematic and rules- based. Performance Drags The performance of the Index reflects certain deductions, all of which serve to reduce Index Levels: 1. The Index’s return reflects a negative performance adjustment equal to 1.50%, as an annualized percentage of Index Value, in the form of a “synthetic dividend.” It is applied daily and is intended to replicate the impact that an annual dividend of 1.50% would have on the Index Level. This “synthetic dividend” is not a dividend paid by the underlying component stocks and is not an amount payable to you. It only serves to reduce the performance of the Index. 2. Assumed fixed replication costs are deducted from the performance of the Underlying SGI Index. These costs equal 0.50%, as an annualized percentage of the index level, and are deducted on a daily basis. These assumed costs are intended to represent the costs that would be incurred in connection with replicating the performance of the Underlying SGI Index. 3. The performance of the Index reflects the return on an investment in the underlying component stocks through the use of borrowed funds. The assumed costs of borrowing are deducted from the Index Level. The assumed costs of borrowing are deducted on a daily basis and equal the current U.S. Federal Funds Rate as reported on Bloomberg. The U.S. Federal Funds Rate is the rate of interest that banks charge each other for short-term loans. License Use of the Index in connection with annuity contracts has been licensed to Principal. The licensing agreement has an initial term ending on or about [to be added by amendment]May 16, 2033, and thereafter automatically renews annually unless terminated by either party. A-5

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APPENDIX B EQUITY ADJUSTMENT CALCULATION The Equity Adjustment is calculated as: Derivative ValCur – (Derivative ValBeg * [1 – (Time Elapsed / Segment Term)]) Where: • Derivative ValCur is the value, calculated using the Black-Scholes formula, of a hypothetical basket of derivatives associated with the Index-Linked Segment Option on the date the Equity Adjustment is calculated. • Derivative ValBeg is the value, calculated using the Black-Scholes formula, of a hypothetical basket of derivatives associated with the Index-Linked Segment Option on the Segment Start Date. • Time Elapsed is the number of days elapsed between the Segment Start Date and the date the Equity Adjustment is calculated. • Segment Term is the number of days in the Segment Term. Parameters (such as interest rates, volatility, and dividends) used in the Black-Scholes formula to calculate the value of derivatives will be consistent with the most recently available market data for such parameters. These parameters are provided by an independent third-party and, if any of these parameters become unavailable for any reason, we will select a new parameter or provider at our sole discretion. The hypothetical basket of derivatives used in the Equity Adjustment depends on the Segment Option selected and may include: • Buffer • Long ATM Call • Short OTM Call • Short OTM Put • Peak Buffer • Long ATM Call • Short OTM Call • Long ATM Put • Short OTM Put • Floor • Long ATM Call • Short OTM Call • Short ATM Put • Long OTM Put The duration of each derivative is based on the Segment Term selected. The underlying index of each derivative is based on the Segment Option selected. The moneyness of each derivative depends on the structured payoff of the Segment Option. “Moneyness” is a term used to describe whether a contract is either in the money (ITM), out of the money (OTM) or at the money (ATM). The following is a brief description of ITM, OTM and ATM. • ITM — An option that is in-the-money, or ITM, has intrinsic value. A call option is ITM if the strike price is below the underlying security’s current trading price. A put option is ITM if the strike price is above the current price of the underlying security. B-1

• OTM — An option that is out-of-the-money, or OTM, has no intrinsic value. A call option is OTM if the strike price is above the underlying security’s current trading price. Put options are OTM if the strike price is lower than the current price of the underlying security. • ATM — An at-the-money, or ATM, option is a call or a put option that has a strike price about equal to the current price of the underlying security. B-2

APPENDIX C SEGMENT INTERIM VALUE EXAMPLES FOR FULL SURRENDERS The examples below will show how different values impact the amount available to you (Surrender Value) in a variety of market conditions and points in time. For purposes of the examples, in arriving at the Surrender Value, the Bond Adjustment and Surrender Charge assume a full Surrender. For examples on how partial withdrawals impact the values, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Reductions to Crediting Base. Each scenario below has an assumption for market conditions. The increase or decrease in the Index Value indicates changes based on Index performance, and the increase or decrease in the Bond Adjustment Index Value indicates the change in interest rate levels. Generally, when the Bond Adjustment Index Value increases the Bond Adjustment reduces the Surrender Value, and when the Bond Adjustment Index Value decreases the Bond Adjustment increases the Surrender Value. There are three example sets below. All the examples use a 6-year 10% Buffer Segment Option with a 110% Participation Rate and no declared Cap Rate, and the Secure Income Protector (GLWB) is active with a GLWB Fee of 2.00% annually. The first example set shows how the combination of market conditions affects the Equity Adjustment and Bond Adjustment. The second and third example sets show (using different market scenarios) how the amount of time remaining until the Segment End Date affects the Equity Adjustment and how the amount of time remaining until the end of the current Bond Adjustment period affects the Bond Adjustment. By including an Equity Adjustment, we are able to show how the increase or decrease of the Index Value impacts the Accumulated Value (Segment Interim Value). Similarly, by including the Bond Adjustment, we are able to show how the increase or decrease of the Bond Adjustment Index Value impacts the Surrender Value. The following also apply to the examples: • An Equity Adjustment applies in these examples because the Surrenders occur in the middle of the Segment Term. • A Bond Adjustment also applies due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. • The Bond Adjustment is applied to the entire Crediting Base because a full Surrender is assumed when calculating the Surrender Value. For examples on how partial withdrawals impact the values, see 11. INDEX-LINKED SEGMENT OPTION MECHANICS — Reductions to Crediting Base. • For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. • For purposes of simplifying the examples, the Equity Adjustment percentage and the Bond Adjustment percentage are displayed to two decimal places in the example tables. However, the actual, non-rounded percentages were used to calculate the Equity Adjustment amount and Bond Adjustment amount throughout the examples. • The Months until Segment End Date represents the number of months until the end of the Segment Option in each example. • The Months until the end of the current Bond Adjustment period represents the number of months until the end of the current Bond Adjustment period in each example. • Since these examples use a 6-year Segment Option, the Months until Segment End Date and Months until the end of the current Bond Adjustment period will always equal each other for a given example. C-1

Example Set 1 These examples are intended to demonstrate how different market conditions impact the Surrender Value for a Segment Option. The Months until Segment End Date and Months until end of current Bond Adjustment period are the same for each of these examples because these examples are focused on the change in market conditions. These examples demonstrate how the change in the Index Value impacts the Equity Adjustment and how the Equity Adjustment generally will not be the same as the change in the Index Value. For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. Example 1 2 3 Change in Index Value . . . . . . . . . . . . . . . . . . . . . . . . . . 20% decrease No change 20% increase Change in Bond Adjustment Index Value . . . . . . . . . . . . . . No change No change No change Segment Start Date ............................ 03/01/2023 03/01/2023 03/01/2023 Current Date ................................ 12/01/2023 12/01/2023 12/01/2023 Months until Segment End Date . . . . . . . . . . . . . . . . . . . . 63 63 63 Months until end of current Bond Adjustment period . . . . . . 63 63 63 Premium Payment ............................. $10,000.00 $10,000.00 $10,000.00 Benefit Base ................................. $10,000.00 $10,000.00 $10,000.00 Crediting Base(1) .............................. $9,883.33 $9,883.33 $9,883.33 Equity Adjustment percentage(2) .................... -18.54% -0.68% 17.76% Equity Adjustment Amount(3) ..................... -$1,832.37(3a) -$67.21(3b) $1,755.28(3c) Accumulated Value (Segment Interim Value)(4) ........... $8,050.96(4a) $9,816.13(4b) $11,638.61(4c) Bond Adjustment percentage(5) ..................... 0.00% 0.00% 0.00% Crediting Base after Free Surrender Amount(6) . . . . . . . . . . . N/A N/A N/A Bond Adjustment Amount(7) ...................... $0.00 $0.00 $0.00 Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment(8) ................................ $8,050.96(8a) $9,816.13(8b) $11,638.61(8c) Free Surrender Amount(9) ........................ $1,000.00 $1,000.00 $1,000.00 Amount after Free Surrender Amount(10) .............. $7,050.96(10a) $8,816.13(10b) $10,638.61(10c) Surrender Charge percentage(11) .................... 8.00% 8.00% 8.00% Surrender Charge(12) ........................... $564.08(12a) $705.29(12b) $851.09(12c) Rider Charge(13) .............................. $33.33 $33.33 $33.33 Surrender Value(14) ............................ $7,453.55(14a) $9,077.50(14b) $10,754.19(14c) (1) The Crediting Base includes prior GLWB Fee charges. See Appendix F — SECURE INCOME PROTECTOR (GLWB) EXAMPLES for further examples of the GLWB Fee. (2) The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. The adjustment will generally be different than the Index performance at the time of withdrawal (since Segment Start Date). For purposes of simplifying the examples, the Equity Adjustment percentage has been rounded to two decimal places. (3) The Equity Adjustment Amount is the Equity Adjustment percentage multiplied by the Crediting Base. (a) For example 1, it is negative 18.54% multiplied by $9,883.33, which equals negative $1,832.37. (b) For example 2, it is negative 0.68% multiplied by $9,883.33, which equals negative $67.21. (c) For example 3, it is positive 17.76% multiplied by $9,883.33, which equals positive $1,755.28. (4) The Accumulated Value (Segment Interim Value) is the Crediting Base plus or minus the Equity Adjustment Amount. (a) For example 1, it is $9,883.33 minus $1,832.37, which equals $8,050.96. C-2

(b) For example 2, it is $9,883.33 minus $67.21, which equals $9,816.13. (c) For example 3, it is $9,883.33 plus $1,755.28, which equals $11,638.61. (5) For more on the Bond Adjustment, see 13. CONTRACT VALUES — Bond Adjustment. For purposes of simplifying the examples, the Bond Adjustment percentage has been rounded to two decimal places. (6) Crediting Base after Free Surrender Amount is the difference between the Accumulated Value (Segment Interim Value) and the Free Surrender Amount multiplied by the ratio of the Crediting Base over the Accumulated Value (Segment Interim Value). This is not applicable to these examples since the Bond Adjustment percentage is 0.00%. (7) The Bond Adjustment Amount is the Bond Adjustment percentage multiplied by the Crediting Base After Free Surrender Amount. For all three of these examples, it is 0.00% multiplied by the respective Crediting Base After Free Surrender Amount, which equals $0.00. (8) The Accumulated Value (Segment Interim Value) adjusted for the Bond Adjustment is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment Amount. (a) For example 1, it is $8,050.96 minus $0.00, which equals $8,050.96. (b) For example 2, it is $9,816.13 minus $0.00, which equals $9,816.13. (c) For example 3, it is $11,638.61 minus $0.00, which equals $11,638.61. (9) The Free Surrender Amount is the Premium Payment multiplied by the allowed Free Surrender percentage. For all three of these examples, it is $10,000.00 multiplied by 10%, which equals $1,000.00. (10) Amount after Free Surrender Amount is the Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment minus the Free Surrender Amount. (a) For example 1, it is $8,050.96 minus $1,000.00, which equals $7,050.96. (b) For example 2, it is $9,816.13 minus $1,000.00, which equals $8,816.13. (c) For example 3, it is $11,638.61 minus $1,000.00, which equals $10,638.61. (11) The Surrender Charge percentage is based on the current Contract Year. For all three of these examples, it is 8.00% because each example is in the first Contract Year. (12) The Surrender Charge is the Surrender Charge percentage multiplied by the Amount after Free Surrender Amount. (a) For example 1, it is 8.00% multiplied by $7,050.96, which equals $564.08. (b) For example 2, it is 8.00% multiplied by $8,816.13, which equals $705.29. (c) For example 3, it is 8.00% multiplied by $10,638.61, which equals $851.09. (13) The Rider Charge (or GLWB Fee) is an annual charge that is deducted on a quarterly basis (i.e., four times per year, at the end of each calendar quarter). For the Surrender Value, the Rider Charge is prorated for the portion of the current three-month period that has elapsed. In these examples, the quarterly charge is 2.00% (GLWB Fee) multiplied by $10,000 (Benefit Base) divided by four (4), which equals $50.00. Two months of the current three-month period has elapsed, so the prorated Rider Charge is $50.00 multiplied by two-thirds, which equals $33.33. (14) The Surrender Value is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment minus the Surrender Charge minus the Rider Charge. (a) For example 1, it is $8,050.96 minus $0.00 minus $564.08 minus $33.33, which equals $7,453.55. (b) For example 2, it is $9,816.13 minus $0.00 minus $705.29 minus $33.33, which equals $9,077.50. (c) For example 3, it is $11,638.61 plus $0.00 minus $851.09 minus $33.33, which equals $10,754.19. C-3

Example Set 2 These examples are intended to demonstrate how the time until the Segment End Date and the time until the end of the current Bond Adjustment period impact the Surrender Value for a Segment Option. These examples demonstrate how the time until the Segment End Date impacts the Equity Adjustment while keeping the change in the Index Value constant. Generally, the Equity Adjustment will get closer to the change in the Index Value as the Months until Segment End Date get closer to zero. These examples also show how the time until the end of the current Bond Adjustment period impacts the Bond Adjustment while keeping the change in the Bond Adjustment Index Value constant. Generally, the Bond Adjustment will approach zero as the Contract gets closer to the end of the current Bond Adjustment period. Generally, if the change in the Bond Adjustment Index Value is positive, it means interest rates have increased since the date when the current Bond Adjustment period started. Another item these examples demonstrate is how the Surrender Charge diminishes in future Contract Years. For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. Example 4 5 6 Change in Index Value . . . . . . . . . . . . . . . . . . . . . . . . . 10% increase 10% increase 10% increase Change in Bond Adjustment Index Value . . . . . . . . . . . . 10% increase 10% increase 10% increase Segment Start Date ........................... 03/01/2023 03/01/2023 03/01/2023 Current Date ............................... 12/01/2023 03/01/2026 06/01/2028 Months until Segment End Date . . . . . . . . . . . . . . . . . . 63 36 9 Months until end of current Bond Adjustment period . . . 63 36 9 Premium Payment ............................ $10,000.00 $10,000.00 $10,000.00 Benefit Base ................................ $10,000.00 $10,000.00 $10,000.00 Crediting Base(1) ............................. $9,883.33 $9,433.33 $8,983.33 Equity Adjustment percentage(2) .................. 8.46% 12.03% 12.15% Equity Adjustment Amount(3) ................... $836.13(3a) $1,134.83(3b) $1,091.48(3c) Accumulated Value (Segment Interim Value)(4) ........ $10,719.46(4a) $10,568.16(4b) $10,074.81(4c) Bond Adjustment percentage(5) ................... -1.02% -0.59% -0.15% Crediting Base after Free Surrender Amount(6) ........ $8,961.33(6a) $8,540.72(6b) $8,091.67(6c) Bond Adjustment Amount(7) .................... -$91.41(7a) -$50.39(7b) -$12.14(7c) Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment(8) ......................... $10,628.06(8a) $10,517.77(8b) $10,062.67(8c) Free Surrender Amount(9) ...................... $1,000.00 $1,000.00 $1,000.00 Amount after Free Surrender Amount(10) ............ $9,628.06(10a) $9,517.77(10b) $9,062.67(10c) Surrender Charge percentage(11) .................. 8.00%(11a) 6.00%(11b) 4.00%(11c) Surrender Charge(12) .......................... $770.24(12a) $571.07(12b) $362.51(12c) Rider Charge(13) ............................. $33.33 $33.33 $33.33 Surrender Value(14) ........................... $9,824.48(14a) $9,913.37(14b) $9,666.83(14c) (1) The Crediting Base includes prior GLWB Fee charges. See Appendix F — SECURE INCOME PROTECTOR (GLWB) EXAMPLES for further examples of the GLWB Fee. (2) The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. The adjustment will generally be different than the Index performance at the time of withdrawal (since Segment Start Date). For purposes of simplifying the examples, the Equity Adjustment percentage has been rounded to two decimal places. (3) The Equity Adjustment Amount is the Equity Adjustment percentage multiplied by the Crediting Base. C-4

(a) For example 4, it is positive 8.46% multiplied by $9,883.33, which equals positive $836.13. (b) For example 5, it is positive 12.03% multiplied by $9,433.33, which equals positive $1,134.83. (c) For example 6, it is positive 12.15% multiplied by $8,983.33, which equals positive $1,091.48. (4) The Accumulated Value (Segment Interim Value) is the Crediting Base plus or minus the Equity Adjustment Amount. (a) For example 4, it is $9,883.33 plus $836.13, which equals $10,719.46. (b) For example 5, it is $9,433.33 plus $1,134.83, which equals $10,568.16. (c) For example 6, it is $8,983.33 plus $1,091.48, which equals $10,074.81. (5) For more on the Bond Adjustment, see 13. CONTRACT VALUES — Bond Adjustment. For purposes of simplifying the examples, the Bond Adjustment percentage has been rounded to two decimal places. (6) Crediting Base after Free Surrender Amount is the difference between the Accumulated Value (Segment Interim Value) and the Free Surrender Amount multiplied by the ratio of the Crediting Base over the Accumulated Value (Segment Interim Value). (a) For example 4, it is $10,719.46 minus $1,000 multiplied by $9,883.33 divided by $10,719.46, which equals $8,961.33. (b) For example 5, it is $10,568.16 minus $1,000 multiplied by $9,433.33 divided by $10,568.16, which equals $8,540.72. (c) For example 6, it is $10,074.81 minus $1,000 multiplied by $8,983.33 divided by $10,074.81, which equals $8,091.67. (7) The Bond Adjustment Amount is the Bond Adjustment percentage multiplied by the Crediting Base after Free Surrender Amount. (a) For example 4, it is negative 1.02% multiplied by $8,961.33, which equals negative $91.41. (b) For example 5, it is negative 0.59% multiplied by $8,540.72, which equals negative $50.39. (c) For example 6, it is negative 0.15% multiplied by $8,091.67, which equals negative $12.14. (8) The Accumulated Value (Segment Interim Value) adjusted for the Bond Adjustment is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment Amount. (a) For example 4, it is $10,719.46 minus $91.41, which equals $10,628.06. (b) For example 5, it is $10,568.16 minus $50.39, which equals $10,517.77. (c) For example 6, it is $10,074.81 minus $12.14, which equals $10,062.67. (9) The Free Surrender Amount is the Premium Payment multiplied by the allowed Free Surrender percentage. For all three of these examples, it is $10,000.00 multiplied by 10%, which equals $1,000.00. (10) Amount after Free Surrender Amount is the Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment minus the Free Surrender Amount. (a) For example 4, it is $10,628.06 minus $1,000.00, which equals $9,628.06. (b) For example 5, it is $10,517.77 minus $1,000.00, which equals $9,517.77. (c) For example 6, it is $10,062.67 minus $1,000.00, which equals $9,062.67. (11) The Surrender Charge percentage is based on the current Contract Year. (a) For example 4, it is 8.00% because it is in the first Contract Year. (b) For example 5, it is 6.00% because it is in the fourth Contract Year. (c) For example 6, it is 4.00% because it is in the sixth Contract Year. (12) The Surrender Charge is the Surrender Charge percentage multiplied by the Amount after Free Surrender Amount. (a) For example 4, it is 8.00% multiplied by $9,628.06, which equals $770.24. (b) For example 5, it is 6.00% multiplied by $9,517.77, which equals $571.07. (c) For example 6, it is 4.00% multiplied by $9,062.67, which equals $362.51. C-5

(13) The Rider Charge (or GLWB Fee) is an annual charge that is deducted on a quarterly basis (i.e., four times per year, at the end of each calendar quarter). For the Surrender Value, the Rider Charge is prorated for the portion of the current three-month period that has elapsed. In these examples, the quarterly charge is 2.00% (GLWB Fee) multiplied by $10,000 (Benefit Base) divided by four (4), which equals $50.00. Two months of the current three-month period has elapsed, so the prorated Rider Charge is $50.00 multiplied by two-thirds, which equals $33.33. (14) The Surrender Value is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment minus the Surrender Charge minus the Rider Charge. (a) For example 4, it is $10,719.46 minus $91.41 minus $770.24 minus $33.33, which equals $9,824.48. (b) For example 5, it is $10,568.16 minus $50.39 minus $571.07 minus $33.33, which equals $9,913.37. (c) For example 6, it is $10,074.81 minus $12.14 minus $362.51 minus $33.33, which equals $9,666.83. C-6

Example Set 3 These examples are intended to demonstrate how the time until the Segment End Date and the time until the end of the current Bond Adjustment period impact the Surrender Value for a Segment Option. These examples demonstrate how the time until the Segment End Date impacts the Equity Adjustment while keeping the change in the Index Value constant. Generally, as the Months until Segment End Date get closer to zero, the Equity Adjustment Amount will get closer to what the Segment Credit amount will be on the Segment End Date. These examples also show how the time until the end of the current Bond Adjustment period impacts the Bond Adjustment while keeping the change in the Bond Adjustment Index Value constant. Generally, the Bond Adjustment will approach zero as the Contract gets closer to the end of the current Bond Adjustment period. Generally, if the change in the Bond Adjustment Index Value is negative, it means interest rates have decreased since the date when the current Bond Adjustment period started. Another item these examples demonstrate is how the Surrender Charge diminishes in future Contract Years. For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. Example 7 8 9 Change in Index Value . . . . . . . . . . . . . . . . . . . . 10% decrease 10% decrease 10% decrease Change in Bond Adjustment Index Value . . . . . . . 10% decrease 10% decrease 10% decrease Segment Start Date ...................... 03/01/2023 03/01/2023 03/01/2023 Current Date ........................... 12/01/2023 03/01/2026 06/01/2028 Months until Segment End Date . . . . . . . . . . . . . 63 36 9 Months until end of current Bond Adjustment period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63 36 9 Premium Payment ....................... $10,000.00 $10,000.00 $10,000.00 Benefit Base ........................... $10,000.00 $10,000.00 $10,000.00 Crediting Base(1) ......................... $9,883.33 $9,433.33 $8,983.33 Equity Adjustment percentage(2) ............. -9.68% -6.13% -4.57% Equity Adjustment Amount(3) ............... -$956.71(3a) -$578.26(3b) -$410.54(3c) Accumulated Value (Segment Interim Value)(4) .... $8,926.63(4a) $8,855.07(4b) $8,572.80(4c) Bond Adjustment percentage(5) .............. 1.04% 0.59% 0.15% Crediting Base after Free Surrender Amount(6) . . . $8,776.16(6a) $8,368.03(6b) $7,935.44(6c) Bond Adjustment Amount(7) ................ $91.27(7a) $49.37(7b) $11.90(7c) Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment(8) ............ $9,017.90(8a) $8,904.44(8b) $8,584.70(8c) Free Surrender Amount(9) .................. $1,000.00 $1,000.00 $1,000.00 Amount after Free Surrender Amount(10) ....... $8,017.90(10a) $7,904.44(10b) $7,584.70(10c) Surrender Charge percentage(11) .............. 8.00%(11a) 6.00%(11b) 4.00%(11c) Surrender Charge(12) ...................... $641.43(12a) $474.27(12b) $303.39(12c) Rider Charge(13) ......................... $33.33 $33.33 $33.33 Surrender Value(14) ....................... $8,343.13(14a) $8,396.84(14b) $8,247.98(14c) (1) The Crediting Base includes prior GLWB Fee charges. See Appendix F — SECURE INCOME PROTECTOR (GLWB) EXAMPLES for further examples of the GLWB Fee. (2) The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. The adjustment will generally be different than the Index performance at the time of withdrawal (since Segment Start Date). For purposes of simplifying the examples, the Equity Adjustment percentage has been rounded to two decimal places. C-7

(3) The Equity Adjustment Amount is the Equity Adjustment percentage multiplied by the Crediting Base. (a) For example 7, it is negative 9.68% multiplied by $9,883.33, which equals negative $956.71. (b) For example 8, it is negative 6.13% multiplied by $9,433.33, which equals negative $578.26. (c) For example 9, it is negative 4.57% multiplied by $8,983.33, which equals negative $410.54. (4) The Accumulated Value (Segment Interim Value) is the Crediting Base plus or minus the Equity Adjustment Amount. (a) For example 7, it is $9,883.33 minus $956.71, which equals $8,926.63. (b) For example 8, it is $9,433.33 minus $578.26, which equals $8,855.07. (c) For example 9, it is $8,983.33 minus $410.54, which equals $8,572.80. (5) For more on the Bond Adjustment, see 13. CONTRACT VALUES — Bond Adjustment. For purposes of simplifying the examples, the Bond Adjustment percentage has been rounded to two decimal places. (6) Crediting Base after Free Surrender Amount is the difference between the Accumulated Value (Segment Interim Value) and the Free Surrender Amount multiplied by the ratio of the Crediting Base over the Accumulated Value (Segment Interim Value). (a) For example 7, it is $8,926.63 minus $1,000 multiplied by $9,883.33 divided by $8,926.63, which equals $8,776.16. (b) For example 8, it is $8,855.07 minus $1,000 multiplied by $9,433.33 divided by $8,855.07, which equals $8,368.03. (c) For example 9, it is $8,572.80 minus $1,000 multiplied by $8,983.33 divided by $8,572.80, which equals $7,935.44. (7) The Bond Adjustment Amount is the Bond Adjustment percentage multiplied by the Crediting Base after Free Surrender Amount. (a) For example 7, it is positive 1.04% multiplied by $8,776.16, which equals positive $91.27. (b) For example 8, it is positive 0.59% multiplied by $8,368.03, which equals positive $49.37. (c) For example 9, it is positive 0.15% multiplied by $7,935.44, which equals positive $11.90. (8) The Accumulated Value (Segment Interim Value) adjusted for the Bond Adjustment is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment Amount. (a) For example 7, it is $8,926.63 plus $91.27, which equals $9,017.90. (b) For example 8, it is $8,855.07 plus $49.37, which equals $8,904.44. (c) For example 9, it is $8,572.80 plus $11.90, which equals $8,584.70. (9) The Free Surrender Amount is the Premium Payment multiplied by the allowed Free Surrender percentage. For all three of these examples, it is $10,000.00 multiplied by 10%, which equals $1,000.00. (10) Amount after Free Surrender Amount is the Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment minus the Free Surrender Amount. (a) For example 7, it is $9,017.90 minus $1,000.00, which equals $8,017.90. (b) For example 8, it is $8,904.44 minus $1,000.00, which equals $7,904.44. (c) For example 9, it is $8,584.70 minus $1,000.00, which equals $7,584.70. (11) The Surrender Charge percentage is based on the current Contract Year. (a) For example 7, it is 8.00% because it is in the first Contract Year. (b) For example 8, it is 6.00% because it is in the fourth Contract Year. (c) For example 9, it is 4.00% because it is in the sixth Contract Year. (12) The Surrender Charge is the Surrender Charge percentage multiplied by the Amount after Free Surrender Amount. (a) For example 7, it is 8.00% multiplied by $8,017.90, which equals $641.43. C-8

(b) For example 8, it is 6.00% multiplied by $7,904.44, which equals $474.27. (c) For example 9, it is 4.00% multiplied by $7,584.70, which equals $303.39. (13) The Rider Charge (or GLWB Fee) is an annual charge that is deducted on a quarterly basis (i.e., four times per year, at the end of each calendar quarter). For the Surrender Value, the Rider Charge is prorated for the portion of the current three-month period that has elapsed. In these examples, the quarterly charge is 2.00% (GLWB Fee) multiplied by $10,000 (Benefit Base) divided by four (4), which equals $50.00. Two months of the current three-month period has elapsed, so the prorated Rider Charge is $50.00 multiplied by two-thirds, which equals $33.33. (14) The Surrender Value is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment minus the Surrender Charge minus the Rider Charge. (a) For example 7, it is $8,926.63 plus $91.27 minus $641.43 minus $33.33, which equals $8,343.13. (b) For example 8, it is $8,855.07 plus $49.37 minus $474.27 minus $33.33, which equals $8,396.84. (c) For example 9, it is $8,572.80 plus $11.90 minus $303.39 minus $33.33, which equals $8,247.98. C-9

APPENDIX D STATE VARIATIONS State Benefit Variation Arizona Free Look For a non-replacement, if the Owner is age 65 or older at the date of application, the right to cancel period is 30 days. California Free Look For a non-replacement, if the Owner is age 60 or older at the date of application, the right to cancel period is 30 days. If the Owner is age 60 or older at the date of application, the refunded amount will be the greater of the Accumulated Value plus Fees and Charges or the Premium Payment, whichever is higher. Connecticut Free Look For a replacement of an existing contract, your right to cancel period is 15 days. District of Columbia Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Delaware Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Florida Free Look Your right to cancel period is 21 days. Georgia Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Idaho Free Look Your right to cancel period is 20 days. Surrender Surrender payments will be delayed no longer than six months from the date we receive your notice to surrender. Illinois Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Indiana Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Kansas Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Kentucky Free Look For a non-replacement, your right to cancel period is 20 days. Massachusetts Free Look Your right to cancel period is 20 days. Michigan Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Minnesota Free Look Notice of cancellation and return of the contract are effective on the date received by us or our agent. Will refund Premium Payment or Accumulated Value within 10 days of receiving cancellation notice. Death Benefit We will pay death benefit within two months. New Jersey Index-Linked Segment Options Index-Linked Segment Options linked to the SG Smart Climate Index are not available. North Dakota Free Look Your right to cancel period is 20 days. Oklahoma Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Pennsylvania Free Look For a replacement of an existing contract that was not issued to you by Principal Life Insurance Company, your right to cancel period is 20 days. For a replacement of an existing contract that was issued to you by D-1

State Benefit Variation Principal Life Insurance Company, your right to cancel period is 45 days. Rhode Island Free Look For a non-replacement, your right to cancel period is 20 days. Tennessee Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Texas Free Look For a non-replacement, your right to cancel period is 20 days. Separate Account The description of the Separate Account is modified for contracts issued in Texas. The Separate Account is a segregated account, established by Principal, in which we hold reserves for the Index-Linked Segment Option under the contract. The portion of the assets of the Separate Account equal to the reserves and other liabilities arising out of any other business we may conduct. Virginia Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Washington Free Look For a replacement of an existing contract, your right to cancel period is 20 days. An additional 10% penalty shall be added to any refund due which is not paid within 30 days of return of the policy. D-2

APPENDIX E UNDERLYING FUND AVAILABLE UNDER THE CONTRACT The following includes information about the Underlying Fund under the Contract. More information about the Underlying Fund is available in the prospectus for the Underlying Fund, which may be amended from time to time. You can also request this information at no cost by calling 1-800-852-4450 or by sending an email request to annuityprocessing@principal.com. The current expenses and performance information below reflect fees and expenses of the Underlying Fund, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. The Underlying Fund’s past performance is not necessarily an indication of future performance. Underlying Fund and Adviser / Subadviser Current Expenses Average Annual Total Returns (as of 12/31/23) Type 1 year 5 year 10 year Money Market Fund [ ] Government Money Market Fund(1) [ ] [ ](2) [ ]% [ ]% [ ]% Fidelity VIP Government Money Market Portfolio – Service Class 2(1) Fidelity Management & Research Co., LLC 0.52% 4.79% 1.66% 1.05% (1) You cannot instruct us to allocate your Premium Payment or Accumulated Value to the Variable Account. The sole purpose of the Variable Account is to serve as a default reallocation option at the end of a Segment Term in the absence of Owner instructions. (2)The Underlying Fund’s annual expenses reflect a temporary fee reduction. E-1

APPENDIX F SECURE INCOME PROTECTOR (GLWB) EXAMPLES Examples 1−7 (without Excess Withdrawals) assume the following: • The owner is age 60 and the owner’s spouse is age 58 on date the application was signed. • The Premium Payment = $100,000 • The Initial Secure Income Benefit Base = $100,000 • The owner invests into a 6-year Segment Option • Level Income Option is elected • Single Life Initial Secure Income Percentage = 4.00% • Single Life Secure Income Deferral Credit = 0.15% • Joint Life Initial Secure Income Percentage = 3.50% • Joint Life Secure Income Deferral Credit = 0.10% Example 1 — Single Life Level Income Option In Contract Year one, the owner elects to begin taking Secure Income Withdrawals. On the first Contract Anniversary: • The Benefit Base is $100,000 • The Secure Income Benefit Payment is 4.00% x $100,000 = $4,000 Example 2 — Single Life Level Income Option In Contract Year one and two, the owner defers taking any Secure Income Withdrawals. In Contract Year 3, the owner elects to begin taking Secure Income Withdrawals. On the third Contract Anniversary: • The Benefit Base is $100,000 • The Secure Income Percentage is 4.00%+2x 0.15% = 4.30% • The Secure Income Benefit Payment is 4.30% x $100,000 = $4,300 Example 3 — Single Life Level Income Option The Accumulated Value (Segment Interim Value) increases during the first Segment Anniversary. On the first Segment Anniversary: • The Crediting Base is $100,000 • The Accumulated Value (Segment Interim Value) is $110,000 • The Step-Up Base is $100,000 • The Benefit Base is $100,000. There is no Step-Up since Step-Up Base is not greater than Benefit Base. • The Secure Income Percentage is 4.00%+1x 0.15% = 4.15% • The Secure Income Benefit Payment is 4.15% x $100,000 = $4,150 Example 4 — Joint Life Level Income Option In Contract Year one, the owner elects to begin taking Secure Income Withdrawals. On the first Contract Anniversary: • The Benefit Base is $100,000 • The Secure Income Benefit Payment is 3.50% x $100,000 = $3,500 F-1

Example 5 — Joint Life Level Income Option In Contract Year one and two, the owner defers taking any Secure Income Withdrawals. In Contract Year 3, the owner elects to begin taking Secure Income Benefit Payments. On the third Contract Anniversary: • The Benefit Base is $100,000 • The Secure Income Percentage is 3.50%+2x 0.10% = 3.70% • The Secure Income Benefit Payment is 3.70% x $100,000 = $3,700 Example 6 — Single Life Level Income Option The Owner defers taking any Secure Income Withdrawals through the first six years of the contract. At the end of the 6-year Segment Term, the Crediting Base increases to $110,000 due to positive Segment Credit. On the sixth Segment Anniversary: • The Crediting Base is $110,000 • The Step-Up Base is $110,000 • The Benefit Base is $110,000 • The Secure Income Percentage is 4.00% + 0.15%*6= 4.90% • The Secure Income Benefit Payment is 4.90% x $110,000 = $5,390 Example 7 — Joint Life Level Income Option The Owner defers to take any Secure Income Withdrawals in Contract Year one and two. During Contract Year two, the Owner’s spouse dies. The income option is changed to Single Life Level Income Option due to the spouse’s death prior to any withdrawals being taken. On the second contract anniversary: • The Benefit Base is $100,000 • The Secure Income Percentage is 4.00%+2x 0.15% = 4.30% • The Secure Income Benefit Payment is 4.30% x $100,000 = $4,300 Example 8−9 (without Excess Withdrawals) assumes the following: • The Owner is age 60 on date the application was signed. • The Premium Payment = $100,000 • The initial Secure Income Benefit Base = $100,000 • The Owner invests into a 1-year Segment Option • Tiered Income Option is elected • Single Life Initial Secure Income Percentage when Accumulate Value is greater than $0 = 5.00% • Single Life Initial Secure Income Percentage when Accumulated Value is reduced to $0 = 3.00% • Single Life Secure Income Deferral Credit when Accumulated Value is greater than $0 = 0.20% • Single Life Secure Income Deferral Credit when Accumulated Value is reduced to $0 = 0.10% Example 8 — Single Life Tiered Income Option In Contract Year one, the owner elects to begin taking Secure Income Withdrawals. On the first Contract Anniversary: • The Benefit Base is $100,000 • The Secure Income Benefit Payment is 5.00% x $100,000 = $5,000 F-2

In Contract Year ten, the Accumulated Value is reduced to $0 by a Secure Income Withdrawal. The Owner will receive the following for the rest of their life: • The Secure Income Benefit Payment is 3.00% x $100,000 = $3,000 Example 9 — Single Life Tiered Income Option In Contract Year one and two, the owner defers taking any Secure Income Withdrawals. In Contract Year 3, the owner elects to begin taking Secure Income Withdrawals. On the third Contract Anniversary: • The Benefit Base is $100,000 • The Secure Income Percentage is 5.00%+2x 0.20% = 5.40% • The Secure Income Benefit Payment is 5.40% x $100,000 = $5,400 In Contract Year ten, the Accumulated Value is reduced to $0 by a Secure Income Withdrawal. The Owner will receive the following for the rest of their life: • The Secure Income Percentage is 3.00%+2x 0.10% = 3.20% • The Secure Income Benefit Payment is 3.20% x $100,000 = $3,200 Example 10 (without Excess Withdrawals) assumes the following: • The owner is age 60 on rider effective date. • The contract is active for the entirety of each quarter • The Premium Payment = $100,000 • The Initial Secure Income Benefit Base = $100,000 • The owner invests into a 6-year Segment Option • Level Income Option is elected • Single Life Initial Secure Income Percentage = 4.00% • Single Life Secure Income Deferral Credit = 0.15% • GLWB Fee is 2.00% annually • There is no other activity in the quarter Example 10 — GLWB Fee Assuming the Accumulated Value (Segment Interim Value) before the GLWB Fee is deducted is $100,000 on the last day of the first quarter: • The Rider Charge is 2.00%/4x $100,000 = $500 • The Accumulated Value (Segment Interim Value) is $100,000 – $500 = $99,500 • The Crediting Base is $100,000 – $500 = $99,500 • The Benefit Base is $100,000 Assuming the Accumulated Value (Segment Interim Value) before the GLWB Fee is deducted is $105,000 on the last day of the second quarter: • The Rider Charge is 2.00%/4x $100,000 = $500 • The Accumulated Value (Segment Interim Value) is $105,000 – $500 = $104,500 • The adjusted Rider Charge is $500 * $99,500 / $105,000 = $473.81 • The Crediting Base is $99,500 – $473.81 = $99,026.19 • The Benefit Base is $100,000 F-3

Assuming the Accumulated Value (Segment Interim Value) before the GLWB Fee is deducted is $95,000 on the last day of the third quarter: • The Rider Charge is 2.00%/4x $100,000 = $500 • The Accumulated Value (Segment Interim Value) is $95,000 – $500 = $94,500 • The adjusted Rider Charge is $500 * $99,026.19 / $95,000 = $521.19 • The Crediting Base is $99,026.19 – $521.19 = $98,505.00 • The Benefit Base is $100,000 Example 11 (with Excess Withdrawals) assumes the following: • The Owner is age 60 on the date the application was signed. • The Premium Payment = $100,000 • The initial Secure Income Benefit Base = $100,000 • The Owner invests into a 6-year Segment Option • Level Income Option is elected • Single Life Initial Secure Income Percentage = 4.00% • Single Life Secure Income Deferral Credit = 0.15% • Secure Income Benefit Payment = $4,000 • The Owner takes a withdrawal of $8,000 in Contract Year one • The excess amount over the Secure Income Benefit Payment is $4,000 ($8,000 minus $4,000the withdrawal amount of $8,000 minus the Secure Income Withdrawal amount of $4,000 results in the remaining $4,000 of withdrawal being treated as an Excess Withdrawal) Example 11 — Excess Withdrawal Assume the Accumulated Value (Segment Interim Value) prior to the withdrawal is $90,000. Because of the Excess Withdrawal, the Secure Income Benefit Base will be reduced. • The Crediting Base prior to any withdrawals is $100,000 • The Accumulated Value after the Secure Income Withdrawal but prior to the Excess Withdrawal is $90,000 – $4,000 = $86,000 • The Excess Withdrawal reduces the Secure Income Benefit Base by the greater of the unadjusted excess amount (1) and the adjusted excess amount (2) as demonstrated below: 1) The unadjusted excess amount is the withdrawal amount ($8,000) minus the Secure Income Benefit Payment ($4,000), which equals $4,000 2) The adjusted excess amount is the proportion of the unadjusted excess amount ($4,000) to the Accumulated Value after the Secure Income Withdrawal ($86,000) multiplied by the Secure Income Benefit Base prior to the Excess Withdrawal ($100,000), which is ($4,000 / $86,000) * $100,000 = $4,651.16 • The Secure Income Benefit Base is reduced by the greater of the unadjusted excess amount ($4,000) and the adjusted excess amount ($4,651.16). In this scenario, $100,000 – max($4,000, $4,651.16) = $95,348.84 • The amount the Crediting Base is reduced by is $8,000 * $100,000 / $90,000 = $8,888.89 • The Crediting Base after the withdrawal is $100,000 – $8,888.89 = $91,111.11 • The Accumulated Value after the excess amount is $90,000 – $8,000 = $82,000 F-4

PART B ¶ PRINCIPAL LIFE INSURANCE COMPANY (the “Depositor”) ¶ PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B (the “Registrant”) ¶ PRINCIPAL STRATEGIC INCOME ¶ Statement of Additional Information ¶ dated ¶ This Statement of Additional Information provides information about the Principal Strategic Income (the “Contract”) in addition to the information that is contained in the Contract’s Prospectus dated . ¶ This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or calling: ¶ Principal Strategic IncomeThe Principal Financial GroupP.O. Box 9382Des Moines, Iowa 50306-9382Telephone: 1-800-852-4450Dealer Prospectus Delivery Obligations All dealers that effect transactions in these securities are required to deliver a prospectus.